Ten Questions


05047107

Open Dialogue


Pfizer

2004 ANNUAL REVIEW

Theodora "Teddy" Yoshikami is the manager of multicultural programs for the American Museum of Natural History in New York. "The business of pharmaceuticals seems impenetrable to me," she says. "Does Pfizer really listen to the voices of regular people?"


HANK McKINNELL, Chairman and CEO

Across the 156 years of our history, we've proven our ability to listen, learn, and change with changing times. Today, we're listening more closely than ever to people concerned about their health and making a better world for our children. These are crucial times for Pfizer and for the healthcare revolution now taking shape. Let's talk about them.

DEAR SHAREHOLDERS: There can be no doubt that Pfizer, along with other research-based pharmaceutical companies, is facing the headwinds of an operating environment quite unlike any we have ever seen. We face severe pricing pressures, a contentious political atmosphere, and a maze of new regulatory demands. We are in a period of "discontinuous change"—where many of the assumptions of the last half-century no longer hold true. These industry-wide challenges are compounded for Pfizer by the fact that we will lose patent protection on several of our best-selling medicines between this year and the end of 2007.

In spite of the operating environment, Pfizer had a solid year in 2004. We reached new highs in revenues, earnings, and dividends. We also passed important milestones in our multi-year plans to manage through the years ahead, and seize the opportunities that always emerge from turbulent change.

Pfizer is well equipped to move forward. We have greatly increased our size and reach. Our 2004 revenues of $52.5 billion are double those of just five years ago. We have also accelerated our pharmaceutical R&D programs, moving toward our goal of filing an industry-record 20 new medicines in the U.S. between 2001 and 2006. We have revitalized our Animal Health and Consumer Healthcare businesses, and progressed toward a Human Health business that is more closely integrated, from discovery to distribution. Now we are streamlining Pfizer even further, challenging ourselves to set the pace of change rather than to react to it. Difficult as the operating environment may be, Pfizer today can serve more people, operate in more regions, and offer more high-value products and services than any other pharmaceutical company in the world.

Global trends favor Pfizer and our position of industry leadership. The baby-boom generation is well into middle age, demanding help in healthy aging. Widespread chronic conditions, such as hypertension, depression, and lipid imbalances, remain largely undiagnosed and untreated. People are beginning to recognize that it makes far more sense to invest in disease prevention and early treatment rather than to accept the human misery and high cost of events such as heart attacks and strokes.

But since the path forward will not be easy, we want to talk with you about how Pfizer plans to manage the forces of industry change. Inside this report, you'll meet some people asking pointed questions about Pfizer and about the way we approach human health. We want to open a deeper, more meaningful dialogue with all those who have a stake, as we do, in better health for all of humankind. We're listening and learning—and changing—in ways that we believe will add value to both your health and your investment.



"Why does a little pill cost me so much?"

4

RICHMOND BAY, CALIFORNIA Mike Fontes says that most fishermen struggle with the risks and rewards of the job. "A fisherman who catches the most used to be called a "highliner"—today that's what we call a man whose wife has a job with good health insurance."

A:

Because a decade or more of hard work by thousands of superb scientists, and hundreds of millions of dollars, must be invested in each medicine we offer—even if the pill is small in size.

We know that many people look at a pill and say, "How could something this small cost what it does?" While it doesn't play into the popular perceptions about our industry, the truth is that we want to offer new medicines faster and at lower cost. But we haven't yet conquered some daunting obstacles in moving a molecule from a creation on a computer screen to an approved medicine. Discovering, developing, and testing a new medicine has rightly been described as the riskiest research process in the world. Our medicines are priced in ways that allow us to continue taking these huge risks in the search for new cures.

Despite great new advances in technologies—compound libraries with millions of molecules accessible at the touch of a button, and screening systems that do in a minute what it would take a person years to accomplish—it is harder than ever to get a drug all the way from concept to patient. The average time to develop a new medicine has increased from six years in the 1960s to 12 years today, mostly due to the added safety and therapeutic value studies that are now integral to a drug's approval and acceptance. The number of new drugs approved by the U.S. FDA has been declining, down to 17 in 2003 from a high of 53 in 1996. One harsh reality: about half of all new drug candidates fail in the late stages of clinical trials, after the bulk of R&D costs have been incurred. Even among approved medicines, most will be medical successes, not financial ones. Many medicines have limited markets or serve narrow patient populations.

Every medicine must be priced at levels that allow us to put money back into research, sustain operations, educate patients and physicians, and earn reasonable returns for our investors. The prices of our medicines also take into account Pfizer's limited period of exclusivity. For most medicines, perhaps half of the marketing exclusivity period is used up by the time the medicine is cleared by regulators. After the patent expires, the medicine can be legally copied by generic drug manufacturers. This system of limited-time exclusivity provides incentives for companies like Pfizer to take on the risks of innovation, while patients benefit through both high-value new medicines and far less expensive older ones.

We are sensitive to the reality that all too often prescription medicines in the U.S. represent the largest out-of-pocket medical expense for many people. This reflects the growing use of multiple medicines as well as other factors that are beyond our control, such as rising insurance co-payments and retail markups. While prescription medicines account for just over 10 percent of America's healthcare bill, this modest statistic is of little comfort to people stretching their incomes to afford their drugs.

Pfizer is committed to helping people in need get the medicines they require. Our access programs are one part of the solution. In 2004, we consolidated all our access programs under one umbrella, *Helpful Answers*. This program is both easy to access and easy to use. Millions of working families in America without drug coverage can qualify to get their Pfizer medicines for free or at low cost. All uninsured Americans, regardless of income, can qualify for substantial discounts. For more information, call Pfizer *Helpful Answers* toll-free at 866-776-3700 or go to www.pfizer.com.

Other research-based pharmaceutical companies also have access programs for Americans, and patients can find out more about them, including Pfizer's, through a single source: The Partnership for Prescription Assistance, www.pparx.org. Their toll-free number is 800-762-4636.

The costs of modern medicines should be viewed against the horrific costs of disease and the value of good health. The Organization for Economic Cooperation and Development estimates that over the past 40 years, the use of medicines has cut in half the number of hospital admissions for 12 major diseases, including mental illness and major infections. Another study, by economist Frank Lichtenberg, notes that for every one dollar spent on a medicine, four dollars are saved on hospital costs and other treatments. With proper and early diagnosis and treatment, it is far less expensive to prevent disease than to treat it. And at Pfizer, we are continuing to work for a comprehensive healthcare solution, focusing on wellness and prevention and encouraging innovation on behalf of patients today—and tomorrow.

THE HIDDEN BURDEN OF DISEASE

$3,000 TO $5,000

PER YEAR, PER PERSON

According to a new study by The Chartis Group, a number of common chronic diseases, some preventable or treatable, cost each American $3,000 to $5,000 a year, depending on state of residence. (Prescription medicines account for about 10 percent of this figure.)

IN THE U.S., CO-PAYMENTS FOR PRESCRIPTION MEDICINES ARE RISING FASTER THAN MEDICINE PRICES*



AVERAGE ANNUAL CHANGE IN PATIENT OUT-OF-POCKET CO-PAYMENTS VS. DRUG PRICE INCREASES, 2000–2003
14.3%
9.9%
6.6%
3.6%

AVERAGE ANNUAL CHANGE IN PHARMACEUTICAL CONSUMER PRICE INDEX

PATIENT CO-PAYS FOR "TIER ONE" MEDICINES (GENERALLY, GENERIC DRUGS)

PATIENT CO-PAYS FOR "TIER TWO" MEDICINES (GENERALLY, BRANDED MEDICINES ON FORMULARY)

PATIENT CO-PAYS FOR "TIER THREE" MEDICINES (BRANDED MEDICINES–OFTEN THE NEWEST–NOT ON FORMULARY)

*Source: Kaiser Family Foundation; Health Research and Education Trust; PhRMA



"If Pfizer medicines are cheaper overseas, why not have them shipped in from outside the U.S.? And just why are they cheaper overseas?"

MISSOULA, MONTANA Freda and Ed Hall are retirees—Freda worked as a hairdresser for 30 years and Ed was a sales rep for Caterpillar. The Halls see their friends going to Canada to purchase prescription medication, and they wonder about making that choice.

A:

Our top priority must be health. And shipping in medicines from other nations presents genuine health risks.

Medicines ordered online from foreign sources fall outside the control of the U.S. Food and Drug Administration and outside Pfizer's supply chain and chain of custody. Such medicines can't be proven to be up to FDA standards for safety and effectiveness, or even to be genuine medicines. Canada, in particular, with just a fraction of the U.S. population, cannot be the medicine chest for America. That would lead to shortages of pharmaceuticals in Canada and tempt more overseas Internet vendors to provide Americans with substandard medicines. Already, a number of Web-based "Canadian" pharmacies have been unmasked as shell companies using fictitious addresses. Among the fastest-growing pharmaceutical exporters to Canada between 2002 and 2003 were Iran, Bulgaria, and Panama.

It's true that many patented medicines are cheaper outside the U.S.—and generics often more expensive—because some governments dictate pharmaceutical prices. But adopting the same system in the U.S. would only slow down the already long process of making a new medicine available. It would also quickly erode private industry's ability to do the risky and expensive biomedical R&D that accounts for nine out of every 10 new medicines. Less research translates into far fewer new medicines for today's generation—and for the generations to come.

We believe Americans carry an unfair share of the global cost of biomedical research. We think that's a serious issue that should be near the top of the global trade agenda. But the answer for people in financial need isn't found in putting at risk the world's safest pharmaceutical supply system. The answer is found in giving a helping hand to those who cannot afford their medicines.

THE COST OF CONTROLS: PATIENTS IN CANADA AND WESTERN EUROPE WAIT LONGER FOR NEW MEDICINES

(AVERAGE DELAY IN MONTHS FOR PRODUCTS AFTER INITIAL GLOBAL LAUNCH)



UNITED STATES	GERMANY	CANADA	FRANCE	ITALY
4.2	8.8	12.2	14.9	17.2

Source: National Bureau of Economic Research



"Over the past year, Celebrex and Bextra have been in the news a lot. How do I make sense of all that I see and hear?"

ORLANDO, FLORIDA Deborah Orr works on substance abuse issues in her research position with the Center for Drug-Free Living. She would like to see substance abuse receive the same level of treatment as other chronic diseases through access to care and ongoing support. Orr believes, "This will require both financial resources and a shift in thinking."

A:

The best way to make sense of all you see and hear is to speak with your doctor.

Patient safety is Pfizer's most important priority. It's also your doctor's first responsibility. Your physician can help you make informed decisions about any medication.

Celebrex and Bextra, which belong to a class of medicines known as COX-2 selective inhibitors, are prescribed for millions of people suffering from arthritis and pain. Late in 2004, this class of medicines came under increased scrutiny when Merck voluntarily withdrew its COX-2 drug, Vioxx, due to studies showing increased cardiovascular risk when compared with placebo. This prompted regulators in several nations to review all COX-2 and certain other commonly used pain medicines.

While Celebrex is approved for arthritis, clinical trials are underway to see if larger-than-usual doses of Celebrex may treat or prevent some forms of cancer. In December 2004, Pfizer received preliminary safety data from scientists reviewing a cancer-prevention study sponsored by the National Cancer Institute. Participants on Celebrex in this study had an increase in overall cardiovascular events when compared to placebo. This finding was at odds with the data from a number of other well-controlled studies of Celebrex.

Early in 2005, a committee of the European Medicines Evaluation Agency, and a special FDA Advisory Committee, held thorough reviews of all COX-2 medicines. These committees considered a substantial body of clinical evidence. Both committees said that COX-2 medicines should remain available to patients, and recommended more stringent labeling regarding cardiovascular risk.

Celebrex and Bextra are thoroughly tested medicines. There is more clinical-trial evidence on the cardiovascular effects of Celebrex and Bextra than there is on older pain medicines, such as ibuprofen and naproxen, readily available over the counter. And we believe it is important to remember why COX-2 medicines were approved in the first place. According to an article published in the *New England Journal of Medicine* in 1999, older widely used pain medicines may contribute to the deaths of more than 16,500 Americans annually, mostly from gastrointestinal bleeding.

Clearly, decisions about medicines must be made in real-world situations. Placebos don't control pain. All the medicines used to relieve pain carry both risks and benefits. No medicine, not even aspirin, is entirely risk-free. To make sense of what you see and hear, consult the expert—your doctor—who knows your unique medical situation, and can advise you on all your treatment options.



Q:

"Pfizer's share price dropped 24 percent in 2004. Why? What are you doing about the share price?"

WATCHUNG, NEW JERSEY Pat Fittipaldi is retired from the family construction business started by his father during the Depression. Four generations of Fittipaldis, from his 95-year-old mother to his preteen grandchildren, live nearby. Fittipaldi bought his first shares of Pfizer "when Lyndon Johnson was president, I think," and invests for the long term.



A:

Investors hate uncertainty, and 2004 was loaded with it. We're taking action to increase Pfizer's value to investors.

Pfizer's solid financial performance in 2004—with new highs in revenues, earnings, and dividends—did little to offset a drop in investor confidence. Those who invest in Pfizer, and those who advise them, believe as we do: that our industry is going through a period of discontinuous change. Pfizer's trading range reflects the fact that investors currently see the risks of the research-based pharmaceutical industry as increasing, and the potential rewards as decreasing. Our job is to demonstrate that we can manage the risks and seize the opportunities that inevitably emerge with widespread change.

The year 2004 was a challenging one for our industry, especially with the media limelight on COX-2 selective inhibitors. Our main entries in this class of medicine, Celebrex and Bextra, lost market momentum. Investors are also concerned about a legal challenge to our Lipitor patents by a generics manufacturer. We presented our case in 2004 and await a judicial decision in 2005. We believe that our patents are valid and are being infringed upon by the generics company's product.

The past year also saw understandable concern among investors about the effects of patent expirations on our revenues and returns. In addition, competing generics, launched "at risk," have emerged for Neurontin. We are taking legal action against these competitors, and, while awaiting judicial decisions, have launched our own generic version.

Daunting as all this sounds, Pfizer is a company well known for thinking long-term. We've been rigorously preparing for these expirations and planning for these crucial years. Now we're working to increase our productivity, bring a greater number of products to patients and customers, and change Pfizer to make the most of our unmatched global scale and resources.

To set the stage, our acquisitions of Warner-Lambert in 2000 and Pharmacia in 2003 gave us greater critical mass, putting us solidly into important and growing therapeutic categories such as oncology and ophthalmology. We launched and remain on track with a program called "20-in-5"—aimed at filing 20 new compounds with the FDA in the five years from 2001 through 2006. We have completed 11 of the 20 targeted FDA filings and remain on track to achieve this ambitious goal. Moreover, we are sustaining the momentum in our pharmaceutical pipeline, especially in compounds moving from discovery into full-scale development. Pfizer has about 145 compounds in full-scale development as new medicines, and some 80 other projects underway to enhance the value of our currently marketed pharmaceuticals. This progress gives us confidence that Pfizer has turned the corner on the R&D productivity issue that has affected our industry since the late 1990s.

Because we operate in more than 180 nations, have the world's largest privately funded biomedical research organization, and have earned a reputation for excellence in marketing, we enjoy a special advantage in partnering on new products and technologies with other pharmaceutical companies, biotechs, and other organizations. Pfizer today has hundreds of such alliances, ranging from work with research institutions to global co-marketing agreements with well-known companies.

Our Animal Health and Consumer Healthcare operations are revitalized and growing faster than their respective markets. And, in continuing to strengthen our entire manufacturing and distribution network, we closed smaller operations and invested in larger ones, including a state-of-the-art facility dedicated in Singapore in 2004.

One strategy we are <u>not</u> pursuing is bolstering our bottom line at the expense of excellence in research, development, marketing, production, quality systems, and distribution. We continue to plan and invest for the long term, literally generation to generation. As we launch many promising new products between now and the end of this decade, we believe that patients, investors, and all those with a stake in Pfizer will benefit from our emergence as an even higher-performing company, with a younger portfolio of products and services.

AN AGING POPULATION MEANS MORE SPENDING ON HEALTH

CENTENARIANS
(PER MILLION PEOPLE IN THE U.S.)

15
1950

262
2000


300
200
100
0
262
15
1950
1960
1970
1980
1990
2000

Source: American Enterprise Institute

FINANCIAL HIGHLIGHTS

THREE-YEAR SUMMARY

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	AS OF AND FOR THE YEAR ENDED DECEMBER 31				
				% CHANGE	
	2004	2003	2002	04/03	03/02
Revenues	**$ 52,516**	$ 44,736	$32,294	17	39
Research and development expenses	**7,684**	7,487	5,208	3	44
Merger-related costs[a]	**1,193**	1,058	630	13	68
Merger-related in-process research and development charges[b]	**1,071**	5,052	–	(79)	–
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles	**14,007**	3,246	11,766	332	(72)
Net income	**11,361**	3,910	9,126	191	(57)
Diluted earnings per common share	**1.49**	.54	1.46	176	(63)
Weighted-average shares – diluted	**7,614**	7,286	6,241	5	17
Number of common shares outstanding	**7,474**	7,630	6,162	(2)	24
Working capital	**13,236**	6,768	6,242	96	8
Goodwill and other identifiable intangible assets, net	**57,007**	57,856	2,105	(1)	M+
Total assets	**123,684**	116,775	46,356	6	152
Total debt[c]	**18,545**	14,573	11,809	27	23
Total shareholders' equity	**68,278**	65,377	19,950	4	228
Shareholders' equity per common share	**9.19**	8.63	3.27	6	164
Cash provided by continuing operating activities	**16,340**	11,713	9.864	40	19
Property, plant and equipment additions	**2,601**	2,629	1,758	(1)	50
Purchases of common stock	**6,659**	13,037	4,996	(49)	161
Cash dividends paid	**5,082**	4,353	3,168	17	37

(a) Merger-related costs include integration and restructuring costs related to our acquisition of Pharmacia Corporation on April 16, 2003, and our merger with Warner-Lambert Company on June 19, 2000.

(b) Merger-related in-process research and development charges primarily include amounts related to our acquisition of Esperion Therapeutics, Inc., on February 10, 2004, and Pharmacia Corporation on April 16, 2003.

(c) Our short-term borrowings are rated P-1 by Moody's Investors Service (Moody's) and A-1+ by Standard & Poor's (S&P). Our long-term debt is rated Aaa by Moody's and AAA by S&P. Moody's and S&P are the major corporate debt-rating organizations.

M+ Change greater than one thousand percent.

Detailed information on our financial and operational performance can be found in the 2004 Financial Report.



"I've lived my life believing in top performance. I invest that way as well. How are your main products performing? What new products did you introduce?"


TOLEDO
MAC WEST CHAMPS
MOTOR CITY BOWL

TOLEDO, OHIO Pittsburgh Steeler fans know Dennis Winston as the defensive lineman whose fumble recovery sealed the Steelers' victory in Super Bowl XIII. Today Winston is a coach at the University of Toledo, and an active investor in equities. He believes "great companies stay great by continually turning out great new products."

A:

Fourteen Pfizer medicines lead their therapeutic categories—and our newest medicines are taking aim at huge unmet medical needs.

Today, five of the world's 25 top-selling medicines are stamped "Made by Pfizer," including Lipitor, the world's best-selling medicine. Globally, more than one billion prescriptions for Pfizer medicines were written in 2004.

Our newest medicines are taking aim at a vast array of human needs, and a number of them demonstrate our ability to build winning alliances. An example is Spiriva, which Pfizer co-promotes with its inventor, Boehringer Ingelheim. Spiriva is a once-a-day inhaled treatment for chronic obstructive pulmonary disease, the fourth leading cause of death worldwide. Spiriva is now available in most major markets and was launched in the U.S. in 2004.

Pfizer Consumer Healthcare increased its total revenues by 19 percent in 2004. This business launched a record number of new products last year in support of many of its well-known brands, including Listerine, Nicorette, Neosporin, BenGay, Rolaids, e.p.t, and Lubriderm.

Pfizer Animal Health is now the world leader in products to prevent and treat diseases in companion animals and livestock. Sales for our Naxcel/Excenel antimicrobials for livestock, including our new product Excede, were up 72 percent, despite obstacles imposed by the slowdown in U.S. beef exports due to an outbreak of "mad cow" disease in U.S. herds. Expanding sales of companion animal products—Rimadyl for canine pain and Revolution/Stronghold, an antiparasitic—contributed to the 22 percent growth of this division.


Natural Citrus
LISTERINE
ANTISEPTIC

125 YEARS

Pfizer Consumer Healthcare reached a milestone: 125 years of marketing the Listerine brand. Listerine remains a best-seller in the oral antiseptic category and is one of Pfizer's largest-selling brands.

PFIZER'S KEY PRESCRIPTION MEDICINES AND MAJOR NEW PRODUCT LAUNCHES

Lipitor

Lipitor, already the world's best-selling medicine, became the industry's first product to exceed the $10 billion-a-year mark. Lipitor's ongoing success is founded in a peerless track record of safety and efficacy, and in a wealth of clinical evidence that's helping to shape cholesterol management.

$10.86 Billion **+18%**

Norvasc

After 14 years of availability to patients, Norvasc remains the world's leading medicine for hypertension, and new clinical studies in 2004 reinforced its significant cardiovascular benefits. Despite its patent expiration in several European countries, Norvasc still experienced 3 percent growth in 2004.

$4.46 Billion **+3%**

Zoloft

The number-one prescribed antidepressant in the U.S., Zoloft is approved for six mood and anxiety disorders, the broadest range of such disorders of any antidepressant. Its safety and efficacy are well established, with over 13 billion patient-days of experience.

$3.36 Billion **+8%**

Celebrex

While Celebrex was among Pfizer's top-performing medicines in 2004, its growth has slowed following recent concerns about the COX-2 class of medicines. No other prescription medicine is as widely used for arthritis and pain relief as Celebrex.

$3.30 Billion* **+75%†**

Neurontin

Sales of Neurontin, for epilepsy and neuropathic pain, were solid for most of 2004, but declined rapidly in the fourth quarter because of competing generics that were launched at risk, despite ongoing patent litigation. Pfizer has sued the companies marketing these products for patent infringement, and has also launched its own generic version of Neurontin through its Greenstone subsidiary.

$2.72 Billion **+1%**

Zithromax

Zithromax is the world's largest-selling antibiotic, and is the number-one branded antibiotic in the U.S. for respiratory infections. Slowing global demand for antibiotics led to a revenue decline for Zithromax in 2004. A novel single-dose Zithromax formulation is now under review by the FDA and other regulatory authorities.

$1.85 Billion **-8%**

Viagra

Viagra, one of the world's most recognized pharmaceutical brands, maintained its strong leadership for treating erectile dysfunction in 2004. Although Viagra sales decreased due to new competition, its unrivaled clinical database and record of patient satisfaction position it for continued leadership.

$1.68 Billion **-11%**

Bextra

The strong growth of Bextra through most of 2004 was affected by concerns about the COX-2 class of medicines. Pfizer has revised Bextra prescribing information to include information about its cardiovascular risk in coronary artery bypass surgery, and rare but serious skin reactions. Bextra is an important therapeutic option for tough-to-treat arthritis pain.

$1.29 Billion* **+87%†**

Zyrtec

Zyrtec, the world's most prescribed antihistamine, has a broader range of formulations and treats a wider age range of patients than any other prescription antihistamine. Because of market challenges like newly available over-the-counter antihistamines and rising patient co-payments, the revenue for Zyrtec declined in 2004. Zyrtec is marketed in conjunction with its discoverer, UCB Pharma.

$1.29 Billion **-4%**

Xalatan

Xalatan, the world's number-one prescribed medicine for intraocular pressure, is poised for continued strong growth in 2005. Its companion product, Xalacom (a combination of Xalatan and the beta-blocker timolol), offers a single daily dose that provides incremental efficacy for patients with insufficient response to treatment with one agent.

$1.23 Billion **+84%†**

Diflucan

Following patent expirations in Europe and the U.S., sales of the antifungal Diflucan declined in 2004. Pfizer continues to donate Diflucan, which treats severe fungal infections associated with HIV/AIDS, to patients in more than two dozen developing countries with limited health-care resources.

$945 Million **-20%**

Detrol | Detrol LA

Detrol is the world's number-one prescribed medicine for overactive bladder, a condition that affects up to 100 million people around the world. Pfizer has launched a once-daily formulation in Asia and Latin America.

$904 Million **+66%†**

Genotropin

Genotropin is the world's leading human growth hormone, accounting for about one-third of the total market. Its leadership reflects two decades of scientific studies on product safety, investment in drug and delivery-device innovation, and attention to patient care.

$736 Million **+53%†**

Campto | Camptosar

Camptosar, a foundation treatment for metastatic colorectal cancer, is Pfizer's flagship oncology medicine. The overall survival rate for patients with metastatic colorectal cancer has almost doubled since its introduction in 1999.

$554 Million **+86%†**

Geodon | Zeldox

Geodon had strong 2004 growth in the atypical antipsychotic market, thanks to clinical data that establishes its distinctive benefits, including its efficacy, dosing flexibility, and more tolerable side effects compared to older agents.

$467 Million **+32%**

Zyvox

Zyvox is an important treatment option for the rising number of infections caused by methicillin-resistant Staphylococcus aureus (MRSA) and other drug-resistant bacteria. New clinical data continue to reinforce its efficacy for treating these severe infections.

$463 Million **+156%†**

Aricept

Aricept continues to be the top-selling medicine in the Alzheimer's disease market. Its strong market leadership, with more than one billion cumulative patient-days of therapy prescribed, has been built on a large body of clinical evidence supporting its efficacy and tolerability.

$308 Million** **+22%**

Vfend

Vfend is a new-generation antifungal medicine for serious systemic fungal infections. Its strong 2004 growth was driven by increased demand and new market launches, and it's poised for continued growth based on new clinical data and new indications.

$287 Million **+44%**

Relpax

Relpax showed solid growth in 2004 in a crowded migraine headache market, with clinical data that establish its benefits for giving patients early and sustained relief from migraine pain.

$169 Million **+99%**

Aromasin

Aromasin is the fastest-growing aromatase inhibitor in the U.S. Landmark clinical data show treatment with Aromasin reduced the risk of breast cancer recurrence by 32 percent for post-menopausal patients switching to it after several years of tamoxifen therapy.

$143 Million **+145%†**

Caduet

Launched in 2004, Caduet, the dual therapy of Lipitor and Norvasc, treats two of the most common risk factors for cardiovascular disease–high cholesterol and hypertension–in one pill. Although its 2004 performance was modest, Caduet is gaining acceptance in the U.S. due to increased awareness.

$50 Million

Lyrica

Lyrica has performed well in Germany and the U.K. since its 2004 launches there for the rapid and sustained relief of epilepsy and neuropathic pain. Lyrica is now rolling out globally and is approved in the U.S. for the two most common forms of neuropathic pain.

Macugen

Developed in collaboration with its discoverer, Eyetech Pharmaceuticals, Macugen is a first-in-class medicine for all forms of neovascular (wet) age-related macular degeneration (AMD), the leading cause of vision loss in patients over age 50 in developed nations. It was launched in the U.S. in January 2005.

Rebif

Rebif is an interferon beta 1-a protein useful in the treatment of multiple sclerosis (MS). Pfizer co-markets this treatment in the U.S. with its discoverer, Serono S.A., which also reports its sales. Rebif is the fastest-growing MS treatment in the U.S.

* Includes direct sales under license agreement with Pharmacia in 2003 prior to merger.
** Represents direct sales under license agreement with Eisai Co., Ltd.
† Growth rates for these medicines, acquired with Pharmacia, reflect a partial-year performance in 2003.

Q:

"I've survived a serious heart attack. What new medicines do you have coming for heart disease?"



SAN BRUNO, CALIFORNIA Russell Johnson survived a massive heart attack 10 years ago and is grateful for the medical care and medicine that helped him recover. As an accountant, he sees his clients struggling with the cost of healthcare, especially the self-employed. "With the way the current tax code is written, you have to be very sick or dying to deduct the cost of your care," Johnson says.

A:

Pfizer has a new generation of medicines taking shape not only for heart disease, but also for a host of other life-altering conditions.

Once the number-one killer of Americans under age 85, heart disease has now dropped to second place, behind cancer. People surviving heart attacks are testament to the advancement of medicine on many fronts, including pharmaceuticals pioneered by Pfizer such as Lipitor and Norvasc.

But we believe much more can be done for heart patients who don't respond to changes in lifestyle or to current therapies. Our most intriguing cardiovascular drug candidate is the CETP inhibitor torcetrapib, which raises the body's HDL ("good" cholesterol). We plan to combine torcetrapib with Lipitor, the world's most successful therapeutic agent for lowering LDL ("bad" cholesterol). This compound is now undergoing the most extensive clinical testing in Pfizer's history.

As you will see on page 23, many other important medicines are under regulatory review or in the late stages of development.

The drug discovery and development process remains an arduous road, lasting up to 15 years. Pfizer is working in disciplined fashion to reduce attrition—that is, the loss of potential medicines at each stage of the discovery and development process. The goal is to weed out early in the process those compounds that won't make it through regulatory approval, allowing more focus on compounds with higher odds of success. Here Pfizer's scale is an advantage.

To eliminate compounds with safety problems early on, Pfizer is utilizing new technologies as well as the lessons learned from experience with other medicines. One strategy having a

SINCE 1960, THE AGE-ADJUSTED DEATH RATE FOR DISEASES OF THE HEART HAS DROPPED 54%

(DEATHS PER 100,000 PEOPLE IN THE U.S.)

1960	1970	1980	1990	2000
559	493	412	322	258

Source: Centers for Disease Control and Prevention

noticeable effect is advanced computer modeling ("in-silico" testing), where a molecule's interactions can be studied on a computer screen, providing an earlier prediction of toxicology.

A host of dazzling (and expensive) new technologies—genomics, proteomics, bioinformatics systems, and new imaging tools—are changing early product development, providing quicker detection of potential problems with a compound being tested and better, faster information for scientists. Pfizer's scale, as the world's largest privately funded biomedical research organization, permits us to invest in these technologies and to deploy them effectively. By earlier elimination of compounds that won't be approved, we can vastly improve, perhaps even double, our research productivity.

As large and advanced as Pfizer's global discovery and development efforts may be, the reality is that we cannot do it all alone. We estimate that Pfizer does about 15 percent of the world's biomedical research. The figure is impressive, but it also means that 85 percent of that research is conducted elsewhere. Fortunately, though, Pfizer's reputation as an effective and ethical discovery, development, commercial, and manufacturing organization gives us a competitive edge in finding new ideas through partnerships and alliances with smaller companies and academic institutions. Many of these alliances offer us potential medicines to complement our existing portfolio. Others offer novel technologies that reduce attrition and increase our R&D productivity. In all of these alliances, partners can depend on Pfizer for a widespread commitment to managing the day-to-day dimensions of the alliance and a willingness to solve the problems and issues that may arise when any two organizations take on a shared vision.

Paradoxically, these are the best of times for pharmaceutical science and the most challenging of times for the pharmaceutical business. But many say there are better times ahead. According to an FDA-sponsored analysis, most experts in the field believe that there will soon be a dramatic increase in the number of new medicines submitted for approval, perhaps even a fourfold increase in the annual output of new drugs by the end of the decade. That will be a welcome day for patients and scientists alike. Pfizer is working to speed that day by making the drug development process more predictable and efficient, while assuring the safety and efficacy of every product.

GROWTH IN THE EARLY PIPELINE

Pfizer has seen strong growth in the number of New Molecular Entities (NMEs) moving into the early stages of development.

EARLY DEVELOPMENT

(NUMBER OF NMEs)

63

JULY 2003



92

DECEMBER 2004

PFIZER MEDICINES IN THE LATE STAGES OF DEVELOPMENT

EXUBERA

This would be the first inhalable insulin for type 1 and type 2 diabetes, which are both serious diseases in their own right and important risk factors for a number of cardiovascular diseases. Exubera has been studied extensively in more than 3,000 patients, some for as long as six years. Exubera is being developed in partnership with Nektar Therapeutics and Sanofi-Aventis.

INDIPLON

Indiplon is a GABA receptor modulator designed as a sleep-promoting medicine. It is being developed in collaboration with its discoverer, Neurocrine Biosciences. Both immediate-release and modified-release formulations are being developed to meet the needs of patients with occasional or chronic insomnia.

UK-427,857

This is a CCR-5 receptor agonist for the treatment of HIV. If successful, UK-427,857 will offer a totally new approach to curbing HIV's spread to healthy cells. Medicines with new mechanisms of action are vital to the long-term survival of people living with HIV, especially as therapeutic combinations fail over time.

SUTENT

Sutent was featured as SU-11,248 in last year's Annual Review, and since then the progress for this anti-cancer compound has been impressive. Sutent targets the KIT receptor while helping to block the growth of blood vessels that further tumor growth. In February 2005, a Phase III trial for patients suffering from GIST–gastrointestinal stromal tumors– was ended early by investigators because of the clearly positive results shown by Sutent.

OPORIA

Oporia is a SERM–a selective estrogen receptor modulator–for the prevention of osteoporosis and the treatment of vaginal atrophy. Studies indicate that Oporia may be more effective at raising the density of spinal bone than the most widely used SERM, raloxifene.

ASENAPINE

Asenapine has demonstrated strong efficacy in treating the positive, negative, and depressive symptoms of schizophrenia with good toleration. It is being developed with the Organon healthcare unit of Akzo Nobel.

VARENICLINE

This nicotine-receptor agonist is a non-nicotine-based therapy that may revolutionize smoking cessation. In simple terms, varenicline fools the brain's nicotine receptors into signaling that the urge to smoke tobacco has been satisfied. Varenicline may help millions of people break a habit that is a devastating cause of vascular and pulmonary disease.

ZITHROMAX ENHANCEMENTS

Pfizer continues to add value to the anti-infective Zithromax. A combination of Zithromax and the antimalarial chloroquine offers hope of overcoming chloroquine-resistant malaria. Zithromax microspheres is a one-dose, sustained-release formulation that aids in patient compliance with antibiotic regimens.

DYNASTAT

Dynastat (parecoxib) is the injectable form of Bextra (valdecoxib). Dynastat is designed for hospital or clinic use for the management of acute pain. Dynastat is already in use in many nations in Europe.

REVATIO

This medicine uses the compound sildenafil to treat a rare but aggressive disorder called pulmonary arterial hypertension. Revatio is now under review by the U.S. FDA and by European regulators.

DAXAS

Daxas is a phosphodiesterase-4 inhibitor for chronic obstructive pulmonary disease and for the treatment of asthma. It is being developed in partnership with Altana Pharma, and is under review by European regulators.

EDOTECARIN

A novel topoisomerase-1 inhibitor that appears to be more potent than its expected competitors, edotecarin is Pfizer's entry into the race to develop the next generation of colorectal cancer treatments.



“Millions of people suffer each year because they don’t have access to decent healthcare. What are you doing about that?”

MECHANICSVILLE, VIRGINIA Ophthalmologist Clifton L. Peay, M.D., at the American Eye Center, is “most thankful when I can help prevent blindness and restore or improve sight for my patients.” Dr. Peay calls on Pfizer to “remain in the vanguard of developing collaborative relationships between medical practitioners and the pharmaceutical industry for the health advancement of our patients and society.”



A:

Pfizer currently provides—and will continue to provide—free medicines and other medical help to millions of people.

It is not acceptable that people should be stranded without healthcare. Although Pfizer cannot remedy this injustice alone, we can work as partners with governments, nongovernmental organizations, and other companies to make important Pfizer medicines, healthcare training, and community education more accessible to people in need all over the world.

In the U.S., we offer millions of uninsured families earning less than twice the poverty level the opportunity to receive Pfizer medicines for free or for a small dispensing fee. We also offer sizable discounts to all uninsured U.S. families who qualify. In addition, we've frozen prices on HIV medicines offered through state-assistance programs, and we provide additional relief for people in need of Pfizer-marketed specialty medicines for cancer, Alzheimer's disease, and growth disorders.

In other parts of the world we donate our antifungal, Diflucan—and the training to use it—to more than 1,000 clinics in 27 developing nations. These clinics now serve more than 110,000 people living with HIV. We also donate the easy-to-administer antibiotic Zithromax to the International Trachoma Initiative, a partnership making measurable progress toward eliminating blinding trachoma by the year 2020.

In addition, we support the widespread use of the best medicine of all: prevention. In the U.S., for example, Pfizer provides assistance to more than 60 HIV-prevention organizations in southern states, the region where AIDS is growing most quickly. Around the world, Pfizer offers doctors and their patients help in improving health literacy, reducing disparities in healthcare access, and adhering to disease-prevention programs.

No one company—or any one industry—can provide healthcare to all those who need and deserve it. But we can and will continue to help.



THE INFECTIOUS DISEASES INSTITUTE in Kampala, Uganda, built by Pfizer and managed through a partnership of academic and AIDS care foundations, was dedicated in 2004. Every week, staff at this facility treat 1,500 people living with HIV, and every year they train hundreds of African medical professionals in the latest approaches to HIV treatment and prevention.



Q:

"Why do people resent our industry? How do we regain trust?"

PARIS, FRANCE Pascal Fournier, Sales Director, Pfizer Human Health, wishes people would remember how many lives are saved each day thanks to the work of the pharmaceutical industry. In France, Pfizer is playing a crucial role in educating physicians and patients about the power of prevention, particularly with regard to cardiovascular disease. Fournier says, "We need to educate people about healthy diets and exercise, especially in the rural areas of France."

A:

Continuing to put the needs of patients first is the most important way that trust can be rebuilt.

We understand why people resent companies like Pfizer. Our industry is perceived as charging too much for our products. People may feel resentful toward companies to whom they feel beholden. Our business is not easy to understand. People know how cars are built and food is grown, but it's hard to explain why it takes more than $800 million and up to a decade-and-a-half to create a new medicine. Our industry is sometimes blamed for situations out of our control, such as the co-payments set by insurers. And while we try to avoid mistakes, the ones we do make are long remembered.

We will regain trust when people consider us part of the healthcare solution, not part of the problem. Pfizer is working hard toward this goal.

Regaining trust isn't easy; many people are comfortable with their perceptions and not interested in hearing about the value of companies like Pfizer. But a vibrant research-based pharmaceutical industry isn't a "nice-to-have" for society—it's a "must-have." Our industry brings forward more than nine out of every 10 new medicines and vaccines. We generate millions of good jobs worldwide. And we're the pipeline for the generics industry—without the innovations of companies like Pfizer, there are no new generic medicines. We're listening, and willing to work productively with all those who share the goal of greater medical innovation for people today—and for the generations to come.

CHALLENGING A KILLER DISEASE

Malaria is hardly known in the temperate climates of most wealthy countries, but remains a devastating disease in many tropical countries. It sickens hundreds of millions of people and kills millions, mostly children. Pfizer has hopes for a new compound—combining Zithromax and chloroquine—to overcome drug-resistant strains of malaria. We are already planning donation programs to offer this medicine, if it is approved, to people without the means to pay for it. The urgent need for this therapy was reinforced by the late 2004 death, from malaria, of Dr. Ebi Kimanani, a malaria researcher profiled in our 2003 Annual Review. We salute her and all the world's medical researchers.





"I can't write my own prescriptions. Why spend any money advertising to me?"

PARK CITY, UTAH Arlene Sosnowski is a skin care specialist and massage therapist who frequently sees clients who are in physical pain. She questions why Pfizer "spends so much on advertising in magazines and on television. Couldn't that money be put to better use?"



A:

Because it stimulates a useful—and potentially lifesaving—dialogue between you and your doctor.

An average doctor visit in America lasts seven minutes—a brief time in which to cover a lot of vital information. The information we offer directly to patients through mass media helps focus the conversations people have with their doctors. This information helps acquaint patients with the latest treatments. And it helps doctors in the diagnoses of many serious conditions—from depression to cancer—that hinge on the accurate reporting of symptoms.

Many people ask if doctors feel pressured to write prescriptions for well-advertised medicines. We believe that doctors are independent thinkers. They know—and we stress in our physician education—that for conditions treatable through lifestyle changes, the first option shouldn't even be a prescription.

Evidence and experience show that our direct-to-patient communication helps people talk more freely with doctors, especially about sensitive conditions. No one likes to speak about erectile dysfunction, an overactive bladder, or possible exposure to HIV. But hearing these conditions demystified in print and on screen—and talking about them with medical professionals—can change, extend, and save lives.

88%*

of the time the patient who asked for an advertised medicine actually had the condition that it treated.

73%*

of physicians agreed that patients seeing advertising for prescription medicines asked thoughtful questions.

85%*

of doctors agreed that direct-to-patient advertising helped patients use their medicines properly.

*Source: FDA Physician Survey 2003



Q:

"Pfizer continues to [illegible] healthcare reform. Why?"

ANN ARBOR, MICHIGAN Lain-Yen Hu, Senior Scientist with Pfizer Global Research and Development, finds the drug discovery process to be the most satisfying aspect of her work. She would like to see healthcare reform do more to address psychiatric disorders and would encourage a stronger emphasis on "routine checkups and prevention efforts."

A:

Because we believe that healthcare systems around the world could do more to help people take greater control of their health.

Pfizer is committed to healthcare reform that strives to avoid human misery, rather than just paying to alleviate it. Through modest reforms—emphasizing prevention, wellness, early diagnosis, and early treatment—societies can keep diseases from taking hold, stave off many personal healthcare disasters, and provide better "health security" for more people with the same money we invest today.

But does a prevention and wellness approach pay off in the real world? Our experience suggests that it does. In 2001, through a program called "Florida: A Healthy State," a partnership launched by the State of Florida and Pfizer began to offer a host of patient-centered prevention and wellness services, reaching more than 150,000 chronically ill people enrolled in Medicaid. The results? Better outcomes for patients, less-crowded emergency rooms, and a savings of more than two dollars for every dollar invested in the program.

We believe that good, cost-effective care doesn't mean a "one size fits all" healthcare system. Healthcare systems can be reformed to provide what you and your family need—not rationed services, but individualized care, honoring the relationship between you and your doctor and centered on keeping you and your family well. By focusing not only on the cost of care, but also on the horrific cost of disease, societies can build truly patient-centered healthcare systems, where healthy aging is viewed not as an expense, but as a value.

ADVANCED MEDICINES TO CONTROL CHOLESTEROL ARE AMONG THE MOST COST-EFFECTIVE INVESTMENTS IN BETTER HEALTH, BUT LARGE NUMBERS OF PEOPLE REMAIN UNDERTREATED

(PERCENTAGE OF ELIGIBLE PATIENTS NOT RECEIVING STATINS)

UNITED STATES	NETHERLANDS	GERMANY	UNITED KINGDOM	ITALY
44%	64%	74%	77%	83%

Source: Schöffski, "Diffusion of Medicines in Europe," 2002

I hope the pointed questions asked by our stakeholders—and our answers—provide you with greater understanding of Pfizer and deeper insight into our thinking. I also refer you to our 2004 Financial Report and 2005 Proxy Statement, which go into substantial detail about our financial performance and corporate governance.

Among Pfizer's many achievements in 2004, we were named to the group of 30 U.S.-based companies whose performance determines the Dow Jones Industrial Average. Pfizer's selection to the DJIA reflects our hard-won status as an industry leader. I speak for the Board and for all senior Pfizer executives in saying that our confidence in Pfizer's continued leadership is rooted in the collective skills, knowledge, and abilities of our 115,000 colleagues worldwide. They are passionate believers in Pfizer and are committed to our mission of creating longer, healthier, happier lives for all people and their valued animals.

Pfizer colleagues have the will and resilience to bring the company through this period of substantial change. Having seen them keep Pfizer on course through two huge integrations in five years, we are now challenging them to take another large step—to rethink and recast many of our business processes. Some of our goals are familiar—faster decision-making, greater agility, and lower costs. Beyond the familiar goals, however, is a larger one: to see through the turbulence of the times, and shape the golden age of health that lies ahead.

To provide clearer strategic direction, and ensure both speedier decisions and tighter focus, the Board approved in February 2005 my recommendation that three Pfizer executives each be given expanded responsibility and a new title: Vice Chairman. Karen Katen, David Shedlarz, and Jeff Kindler are seasoned leaders who will continue to report directly to me, but will now have responsibility for nearly all of Pfizer's operating divisions and staff organizations. The Board also approved the appointment of a highly experienced Pfizer executive, Alan Levin, as Chief Financial Officer, reporting to David Shedlarz. David served with distinction as CFO for 10 years.

In closing, it's clear that Pfizer has a great deal of work to do—and fortunately, a multitude of resources with which to do it. Our cash flow is strong and our credit rating is sterling. We have a long-standing reputation for integrity, and for delivering value and quality. As our industry's largest company, we have brainpower no competitor can match. Yes, we are sailing against some powerful winds, but we're confident of setting and steering the right course.



HANK McKINNELL
Chairman of the Board and
Chief Executive Officer
February 24, 2005

PFIZER LEADERSHIP



JEFFREY B. KINDLER
Vice Chairman and
General Counsel

DAVID L. SHEDLARZ
Vice Chairman

HENRY A. McKINNELL, PH.D.
Chairman of the Board and
Chief Executive Officer

KAREN L. KATEN
Vice Chairman and
President, Pfizer Human Health

MAJOR APPOINTMENTS

NAT RICCIARDI, who began his Pfizer career more than 30 years ago in our Brooklyn plant, was named President, Pfizer Global Manufacturing, reporting to Karen Katen. Ricciardi succeeds John Mitchell, who retired in 2004 after 40 years with Pfizer, and who was instrumental in building PGM into a global strategic asset.

ALAN LEVIN, a CPA who joined Pfizer in 1987, was appointed in February 2005 as Senior Vice President and Chief Financial Officer, succeeding David Shedlarz, to whom he will report.

SYLVIA MONTERO, who has more than 25 years of experience with Pfizer, was appointed in February 2005 as Senior Vice President, Human Resources, reporting to David Shedlarz.

BOARD OF DIRECTORS

MICHAEL S. BROWN, M.D. [4, 5]
Distinguished Chair, Biomedical Sciences, Regental Professor, University of Texas Southwestern Medical Center

M. ANTHONY BURNS [1, 3]
Chairman Emeritus,
Ryder System, Inc.

ROBERT N. BURT [2]
Retired Chairman and CEO,
FMC Corporation and FMC Technologies, Inc.

W. DON CORNWELL [2]
Chairman and CEO,
Granite Broadcasting Corporation

WILLIAM H. GRAY III [4]
Retired President and CEO,
The College Fund/UNCF

CONSTANCE J. HORNER [1, 4]
Guest Scholar,
The Brookings Institution

WILLIAM R. HOWELL [2]
Chairman Emeritus,
J.C. Penney Company, Inc.

STANLEY O. IKENBERRY, PH.D. [1, 4, 5]
President Emeritus,
University of Illinois

GEORGE A. LORCH [3]
Chairman Emeritus,
Armstrong Holdings, Inc.

HENRY A. McKINNELL, PH.D. [1]
Chairman of the Board and
Chief Executive Officer,
Pfizer Inc

DANA G. MEAD, PH.D. [3]
Chairman,
MIT Corporation

FRANKLIN D. RAINES [3, 5]*
Retired Chairman and CEO,
Fannie Mae

RUTH J. SIMMONS, PH.D. [4]
President, Brown University

WILLIAM C. STEERE, JR.
Chairman of the Board Emeritus,
Pfizer Inc

JEAN-PAUL VALLÈS, PH.D. [2]
Chairman Emeritus,
Minerals Technologies Inc.

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Corporate Governance Committee
(5) Science and Technology Committee
* Announced in February 2005 that he would not stand for re-election in 2005.

BOARD OF DIRECTORS

MICHAEL S. BROWN, M.D.



M. ANTHONY BURNS



ROBERT N. BURT



W. DON CORNWELL



WILLIAM H. GRAY III



CONSTANCE J. HORNER



WILLIAM R. HOWELL



STANLEY O. IKENBERRY, PH.D.



GEORGE A. LORCH



HENRY A. McKINNELL, PH.D.



DANA G. MEAD, PH.D.



FRANKLIN D. RAINES



RUTH J. SIMMONS, PH.D.



WILLIAM C. STEERE, JR.



JEAN-PAUL VALLÈS, PH.D.



In Memory of the Lost, in Honor of the Living

On December 26, 2004, a record-breaking earthquake rocked Sumatra, and tsunamis rolled ashore on lands bordering the Indian Ocean. More than 290,000 people were killed and millions were left homeless. Among the missing, and now feared lost, were four Pfizer colleagues and 19 of their loved ones. We remember and honor these members of our extended family, and dedicate our relief and reconstruction efforts to them.

Within hours of the disaster, Pfizer formed teams to search for missing colleagues and their families. Some colleagues risked their own lives in a search process that eventually accounted for the safety of most other colleagues known to be in the affected areas. We sincerely thank all these searchers for their extraordinary and heroic efforts.

Within a day of the disaster, Pfizer pledged $10 million in cash and $25 million in medicines to six global relief agencies. Shipments reached the devastated areas within days. This pledge of cash and medicines rose to more than $60 million once medical needs were more accurately assessed. Pfizer colleagues went on to raise more than $700,000, much of which was matched by the company. In addition, Pfizer sent volunteers skilled in logistics, medicine, water purification, and public health to Asia to work alongside relief agencies.

Words cannot express our shock and sorrow over the loss of so many people. Nor can they measure our admiration for the hundreds of colleagues who responded gallantly to this crisis. Thank you, one and all.

CORPORATE AND SHAREHOLDER INFORMATION

STOCK LISTINGS
Our Common Stock is listed on the New York Stock Exchange. It is also listed on the London, Euronext, and Swiss stock exchanges, and traded on various United States regional stock exchanges.

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 800-PFE-9393
Outside the U.S., Canada, and Puerto Rico: 781-575-4591
Internet: www.equiserve.com

SHAREHOLDER SERVICES AND PROGRAMS
Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly investments
- Book-entry share ownership
- Direct deposit of dividends

FORM 10-K AND CEO/CFO CERTIFICATIONS
Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2004. Requests should be directed to:

Secretary
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

Our 10-K will also be available on our Web site at www.pfizer.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ANNUAL MEETING OF SHAREHOLDERS
Our Annual Meeting will be held on Thursday, April 28, 2005, at 7:30 a.m. Pacific Standard Time at the Hotel Del Coronado, 1500 Orange Avenue, Coronado, California. Detailed information about the meeting is contained in our Notice of Annual Meeting of Shareholders and Proxy Statement.

CORPORATE CITIZENSHIP REPORT
This report illustrates how Pfizer conducts business responsibly and engages with stakeholders to advance good health and grow a sustainable business. For details on availability, please visit www.pfizer.com/cc.

POLITICAL ACTION COMMITTEE (PAC)
To review our most recent PAC campaign contributions report, go online at www.pfizer.com, or contact the Office of the Secretary, Pfizer Inc.

ENVIRONMENTAL, HEALTH, AND SAFETY (EHS) REPORT
This report details our efforts to protect the environment and provide a safe and healthy workplace for colleagues. You can access the report online at www.pfizer.com/ehs.

HELPLINES
Consumers or healthcare professionals who have questions about any of our medicines should call: 800-438-1985.

SEND US YOUR FEEDBACK
We value your views on this Annual Review. Did it help you to better understand Pfizer? Was the information presented in a reader-friendly manner? Please send us your comments at annual.report@pfizer.com.

MAKING MEDICINES ACCESSIBLE THROUGHOUT THE WORLD

U.S. ACCESS PROGRAMS

THE PFIZER HELPFUL ANSWERS call center provides a convenient entry point to our comprehensive programs for people without prescription medicine insurance coverage living in the United States. For information on how to enroll in one of the following U.S.-based programs, please call the Pfizer Helpful Answers toll-free number, 866-776-3700, or access our Web site at www.pfizer.com.

CONNECTION TO CARE offers Pfizer medicines at no charge to uninsured individuals of any age who are U.S. residents. Income requirements for Connection to Care are less than $19,000 for an individual and less than $31,000 for households. There is no cost to enroll in this program.

SHARING THE CARE provides free Pfizer medicines through federally qualified community health centers with in-house pharmacies. Sharing the Care does not have age or U.S. residency requirements and there is no cost to enroll. Uninsured individuals with less than $19,000 in annual income and households of two people making less than $25,000 may qualify.

HOSPITAL PARTNERSHIP PROGRAM is offered to individuals of any age without prescription coverage. There are no residency requirements and no cost to enroll. Income requirements are less than $19,000 for one individual and less than $25,000 for households of two.

U SHARE serves Medicare enrollees over age 65 and the disabled under age 65. U.S. residency is required and income levels are open. The cost to enroll is covered by Medicare for low-income enrollees (under 135 percent of the federal poverty level), and all others pay an annual fee of $19.95. The program provides average savings of over 40 percent off the retail price of all Medicare-approved prescription medicines.

PFIZER PFRIENDS is offered to uninsured U.S. residents of any age and income level. There is no cost to enroll for this program, which offers significant discounts on 87 Pfizer medicines, including those most widely prescribed.

INTERNATIONAL ACCESS PROGRAMS

THE INTERNATIONAL TRACHOMA INITIATIVE, founded jointly by Pfizer and the Edna McConnell Clark Foundation, is committed to eliminating the world's leading cause of preventable blindness by 2020. Pfizer has donated 10 million doses of its antibiotic Zithromax to date and plans to increase that donation to 135 million doses over the next five years.

THE DIFLUCAN PARTNERSHIP is a public-private partnership between Pfizer and the governments and nongovernmental agencies in developing nations around the world. Pfizer's antifungal Diflucan is available free to all developing countries where the HIV/AIDS infection rate is one percent or more of the country's population. Over four million doses of Diflucan have been donated to date.

Design: VSA Partners, New York. Photography: Neil Selkirk.



[illegible] East 42nd Street
New York, NY 10017-5755
[illegible] 573-2323
[illegible]




SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2005
WASH., D.C. 185 SECTION

Pfizer Inc.
Notice of Annual Meeting of Shareholders, Proxy Statement and 2004 Financial Report

March 10, 2005


Pfizer

HOW TO VOTE

Your vote is important. Most shareholders have a choice of voting on the Internet, by telephone, or by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you. **If you vote by telephone or on the Internet, you do not need to return your proxy card.**

ANNUAL MEETING ADMISSION

Either an admission ticket or proof of ownership of Pfizer stock, as well as a form of personal identification, must be presented in order to be admitted to the Annual Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card. If your shares are held in the name of a bank, broker or other holder of record, you must bring a brokerage statement or other proof of ownership with you to the Meeting, or you may request an admission ticket in advance. Please see the response to the question "Do I need a ticket to attend the Annual Meeting?" for further details.

REDUCE PRINTING AND MAILING COSTS

If you share the same last name with other shareholders living in your household, you may receive only one copy of our Proxy Statement and 2004 Financial Report, and the 2004 Annual Review. Please see the response to the question "What is "householding" and how does it affect me?" for more information on this important shareholder program.

Shareholders may help us to reduce printing and mailing costs further by opting to receive future proxy materials by e-mail. Please see the response to the question "Can I access the Proxy Statement and 2004 Financial Report, and the 2004 Annual Review, on the Internet?" for more information on electronic delivery of proxy materials.

PFIZER INC.
235 East 42nd Street
New York, NY 10017



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE	7:30 a.m., Pacific Daylight Time (10:30 a.m., Eastern Daylight Time) on Thursday, April 28, 2005
PLACE	The Ballroom of the Hotel Del Coronado 1500 Orange Avenue Coronado, California 92118
WEBCAST	A Webcast of our Annual Meeting will be available on our Website at www.pfizer.com starting at 7:30 a.m., Pacific Daylight Time (10:30 a.m. Eastern Daylight Time) on April 28, 2005. An archived copy of the Webcast also will be available on our Website through the first week of May. Information included on our Website, other than our Proxy Statement and form of proxy, is not a part of the proxy soliciting material.
ITEMS OF BUSINESS	• To elect fourteen members of the Board of Directors, each for a term of one year. • To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2005 fiscal year. • To consider six shareholder proposals, if presented at the Meeting. • To transact such other business as may properly come before the Meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a shareholder of record on March 2, 2005.
ANNUAL REVIEW AND FINANCIAL REPORT	Our annual report to shareholders is in two parts: the 2004 Annual Review and the 2004 Financial Report. The 2004 Annual Review is enclosed with these materials as a separate booklet. The 2004 Financial Report is contained in Appendix A to this Proxy Statement. These documents are not a part of the proxy solicitation materials. They may also be accessed through our Website at www.pfizer.com.
PROXY VOTING	It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning your proxy card. Most shareholders also have the options of voting their shares on the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on your proxy card or included with your proxy materials. You can revoke a proxy prior to its exercise at the Meeting by following the instructions in the accompanying Proxy Statement.

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

March 10, 2005

TABLE OF CONTENTS

Pfizer Inc.
235 East 42nd Street
New York, New York 10017

PROXY STATEMENT

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc. ("Pfizer," the "Company," "we," "us" or "our"), a Delaware corporation, of proxies to be voted at our 2005 Annual Meeting of Shareholders and at any adjournment or postponement.

You are invited to attend our Annual Meeting of Shareholders on April 28, 2005, beginning at 7:30 a.m., Pacific Daylight Time (10:30 a.m. Eastern Daylight Time). The Meeting will be held in the Ballroom of the Hotel Del Coronado, 1500 Orange Avenue, Coronado, California 92118. See the inside back cover of this Proxy Statement for directions.

Shareholders will be admitted to the Annual Meeting beginning at 7:00 a.m., Pacific Daylight Time. Seating will be limited.

The Hotel Del Coronado is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. Please mail your request to the address noted below in response to the question "Do I need an admission ticket to attend the Annual Meeting?"

This Notice of Annual Meeting, Proxy Statement, form of proxy and voting instructions are being mailed starting March 10, 2005.

Do I need a ticket to attend the Annual Meeting?

You will need an admission ticket or proof of ownership to enter the Meeting. An admission ticket is attached to your proxy card if you hold shares directly in your name as a shareholder of record. If you plan to attend the Annual Meeting, please vote your proxy but keep the admission ticket and bring it with you to the Annual Meeting.

If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Pfizer stock, to:

Pfizer Shareholder Services
235 East 42nd Street, 7th Floor
New York, NY 10017

Shareholders also must present a form of personal identification in order to be admitted to the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Meeting.

Will the Annual Meeting be webcast?

Our Annual Meeting also will be webcast on April 28, 2005. You are invited to visit www.pfizer.com at 7:30 a.m., Pacific Daylight Time (10:30 a.m., Eastern Daylight Time), on April 28, 2005, to access the Webcast of the Meeting. Registration for the Webcast is required. Pre-registration will be available beginning on April 21, 2005. An archived copy of the Webcast also will be available on our Website through the first week of May.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on March 2, 2005, are entitled to receive this Notice and to vote their shares at the Annual Meeting. As of that date, there were 7,460,646,116 shares of common stock outstanding and entitled to vote. In addition, shares of the Company's Preferred Stock having votes equivalent to 12,024,919 shares of common stock were held by one of the Company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pfizer's transfer agent, EquiServe Trust Company, N.A., you are considered, with respect to those shares, the "shareholder of record." The Notice of Annual Meeting, Proxy Statement and 2004 Financial Report, proxy card and 2004 Annual Review have been sent directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice of Annual Meeting, Proxy Statement and 2004 Financial Report, proxy card and 2004 Annual Review have been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

By Mail

Be sure to complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Board of Directors.

If you are a shareholder of record, and the prepaid envelope is missing , please mail your completed proxy card to Pfizer Inc., c/o EquiServe Trust Company N.A., P.O. Box 8923, Edison, New Jersey 08818-9266.

By Telephone or on the Internet

The telephone and Internet voting procedures established by Pfizer for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card in hand when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. **If you are located outside the U.S., Puerto Rico and Canada, see your proxy card for additional instructions.**

The Website for Internet voting is www.eproxyvote.com/pfe. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 pm. Eastern Daylight Time on April 27, 2005.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

In person at the Annual Meeting

All shareholders may vote in person at the Annual Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

Your vote is important. You can save us the expense of a second mailing by voting promptly.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- written notice to the Secretary of the Company;
- timely delivery of a valid, later-dated proxy or a later-dated vote by telephone or on the Internet; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

All shares that have been properly voted and not revoked will be voted at the Annual Meeting.

What shares are included on the proxy card?

If you are a shareholder of record you will receive only one proxy card for all the shares you hold:

- In certificate form
- In book-entry form
- In book-entry form in the Pfizer Shareholder Investment Program

and if you are a Pfizer employee:

- In the Pfizer Savings Plan
- In the Pharmacia Savings Plan
- In the Pfizer Inc. Employee Benefit Trust.

If you are a U.S. Pfizer employee who currently has outstanding stock options, you are entitled to give voting instructions on a portion of the shares held in the Pfizer Inc. Employee Benefit Trust (the Trust). Your proxy card will serve as a voting instruction card for the trustee.

If you do not vote your shares or specify your voting instructions on your proxy card, the administrators of the Pfizer Savings Plan and of the Pharmacia Savings Plan (collectively, the Plans) or the trustee of the Trust will vote your shares in the same proportion as the shares for which voting instructions have been received. **To allow sufficient time for voting by the trustee of the Trust and the administrators of the Plans, your voting instructions must be received by April 25, 2005.**

If you hold Pfizer shares through any other Company plan, you will receive voting instructions from that plan's administrator.

If you are a beneficial owner, you will receive voting instructions, and information regarding consolidation of your vote, from your bank, broker or other holder of record.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Notice of Annual Meeting, Proxy Statement and Financial Report, and of our Annual Review, unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the Notice of Annual Meeting, Proxy Statement and Financial Report and Annual Review, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, EquiServe Trust Company, N.A. (in writing: P.O. Box 43069, Providence, Rhode Island 02940-3069; by telephone: in the U.S., Puerto Rico and Canada, 1-800-733-9393; outside the U.S., Puerto Rico and Canada, 1-781-575-4591).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting, Proxy Statement and 2004 Financial Report, and 2004 Annual Review, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact EquiServe as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Meeting for any purpose germane to the meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, New York, by contacting the Secretary of the Company.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the election of Directors and the ratification of KPMG LLP as our independent registered public accounting firm even if the broker does not receive voting instructions from you. Under the New York Stock Exchange rules, such record holder may not vote your shares on any of the shareholder proposals absent instructions from you. Without your voting instructions on these items, a broker non-vote will occur.

A plurality of the votes cast is required for the election of Directors. This means that the Director nominee with the most votes for a particular slot is elected for that slot. Only votes "for" or "withheld" affect the outcome. Abstentions are not counted for purposes of the election of Directors.

Under the Company's By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG LLP as our independent registered public accounting firm and each of the shareholder proposals. Abstentions and, if applicable, broker non-votes, are not counted as votes "for" or "against" these proposals.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement.

If other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors (the persons named in your proxy card if you are a shareholder of record) will have the discretion to vote on those matters for you.

Can I access the Notice of Annual Meeting, Proxy Statement and 2004 Financial Report, and the 2004 Annual Review, on the Internet?

The Notice of Annual Meeting, Proxy Statement and 2004 Financial Report, and the 2004 Annual Review, are available on our Website at www.pfizer.com. Instead of receiving future copies of our Proxy Statement and Annual Report materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.eproxyvote.com/pfe, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to www.econsent.com/pfe and following the enrollment instructions.

Beneficial Owners: If you hold your shares in a brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or other holder of record regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow & Co. to distribute and solicit proxies. We will pay Morrow & Co. a fee of $35,000, plus reasonable expenses, for these services.

Who will count the vote?

Representatives of our transfer agent, EquiServe Trust Company, N.A., will tabulate the votes and act as inspectors of election.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles

Role and Composition of the Board of Directors

1. **General**. The Board of Directors, which is elected by the shareholders, is the ultimate decision-making body of the Company except with respect to those matters reserved to the shareholders. It selects the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance.

2. **Succession Planning**. The Board also plans for succession to the position of Chairman of the Board and Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chairman and CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him or her. He or she also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

3. **Chairman and CEO**. It is the policy of the Company that the positions of Chairman of the Board and Chief Executive Officer be held by the same person, except in unusual circumstances. This combination has served the Company well over a great many years. The function of the Board in monitoring the performance of the senior management of the Company is fulfilled by the presence of outside Directors of stature who have a substantive knowledge of the business.

4. **Director Independence**. It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining director independence, which either meet or exceed the independence requirements of the New York Stock Exchange ("NYSE") corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the director has an affiliation.

5. **Board Size**. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by expansion and vacancies that occur by resignation, by retirement or for any other reason.

6. **Selection Criteria**. Candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership and their ability to exercise sound judgment. Scientific expertise, prior government service and experience at policy-making levels involving issues affecting business, government, education, technology, as well as areas relevant to the Company's global business are among the most significant criteria. Final approval of a candidate is determined by the full Board.

7. **Director Service on Other Public Boards**. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board. Current positions in excess of these limits may be maintained unless the Board of Directors determines that doing so would impair the Director's service on the Company's Board.

8. **Former CEO as Director**. Commencing with the current CEO, upon retirement from the Company, the former CEO will not retain Board membership.

9. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

10. Director Compensation. The Corporate Governance Committee annually reviews the compensation of Directors.

11. Ownership Requirements. All non-employee Directors are required to hold at least $300,000 worth of Pfizer stock, and/or the units issued as compensation for Board service, while serving as a Director of the Company. New Directors will have five years to attain this ownership threshold. Shares or units held by a Director under any deferral plan, are included in calculating the value of ownership to determine whether this minimum ownership requirement has been met.

12. Director Retirement. Directors are required to retire from the Board when they reach the age of 72.

13. Board and Committee Self-Evaluation. The Board, and each Committee, are required to conduct a self-evaluation of their performance at least annually.

14. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

15. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required for, the operation of a publicly owned company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate Governance Committee.

The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors. The membership of these Committees is rotated from time to time. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, *Director Independence*, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Pfizer or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Pfizer or any of its subsidiaries.

16. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

17. CEO Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chairman and CEO and for evaluating his or her performance against such goals.

The Committee meets annually with the Chairman and CEO to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the outside Directors of the Board at a meeting or executive session of that group. The Committee then meets with the Chairman and CEO to evaluate his or her performance against such goals.

18. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chairman and CEO. These decisions are approved or ratified by action of the outside Directors of the Board at a meeting or executive session of that group.

19. Communication with Stakeholders. The Chairman and CEO is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude outside Directors from meeting with shareholders, but it is suggested that in the majority of circumstances any such meetings be held with management present.

20. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

21. Agenda. The Chairman of the Board and Chief Executive Officer sets the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

22. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

23. Board Meetings. At the invitation of the Board, members of senior management recommended by the Chairman and CEO attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

24. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial and accounting advisors to assist in their duties to the Company and its shareholders.

25. Executive Sessions. Executive sessions or meetings of outside Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chairman and CEO and other senior managers is based, the performance of the Chairman and CEO against such criteria, the compensation of the Chairman and CEO and other senior managers, and any other relevant matter. Meetings are held from time to time with the Chairman and CEO for a general discussion of relevant subjects.

26. Presiding Director. It is the policy of the Company that the chairs of the Audit, Compensation and Corporate Governance Committees of the Board each preside as the chair at meetings or executive sessions of the outside Directors at which the principal items to be considered are within the scope of the authority of his or her Committee. Experience has indicated that this practice, which has been in place on an informal basis for several decades, provides for leadership at all of the meetings or executive sessions of outside Directors without the need to designate a lead Director.

27. Annual Board Self-Evaluation. The Board, under the direction of the Corporate Governance Committee, will prepare an annual performance self-evaluation.

Committee Functions

28. Independence. The Audit, Compensation and Corporate Governance Committees consist only of independent Directors.

29. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

30. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

31. Annual Committee Self-Evaluation. Each Committee is responsible for preparing an annual performance self-evaluation.

Policy on Poison Pills

32. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

33. These principles are reviewed by the Board at least annually.

From time to time we revise our Corporate Governance Principles in response to changing regulatory requirements, evolving best practices and the concerns of our shareholders and other constituents. Our Corporate Governance Principles are published on our Website at www.pfizer.com, under the "Who We Are—For Investors—Corporate Governance" captions.

Governance Information

Executive Sessions

Executive sessions or meetings of outside (non-management) Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chairman and CEO and other senior managers is based, the performance of the Chairman and CEO against such criteria, the compensation of the Chairman and CEO and other senior managers, and any other relevant matter. Meetings are held from time to time with the Chairman and CEO for a general discussion of relevant subjects. In 2004, the Directors met in executive session seven times.

Presiding Director

The Chairs of our Audit, Compensation and Corporate Governance Committees of the Board each preside as the chair at meetings or executive sessions of outside Directors at which the principal items to be considered are within the scope of the authority of his or her Committee. Our experience has indicated that this practice provides leadership at all of the meetings or executive sessions of outside Directors without the need to designate a lead director.

Communications with Directors

As noted above, the Chairs of our Audit, Compensation and Corporate Governance Committees are responsible for chairing the executive sessions of our outside Directors. You may communicate with the Chair of any of these Committees by sending an e-mail to:

- auditchair @pfizer.com
- compchair @pfizer.com or
- corpgovchair @pfizer.com

or with our outside Directors as a group by sending an e-mail to non-management directors @pfizer.com (do not use spaces when sending an e-mail). You also may write to any of the Committee Chairs or to the outside Directors as a group c/o Margaret M. Foran, Vice President—Corporate Governance and Secretary at Pfizer Inc., 235 East 42nd Street, New York, New York 10017.

Communications are distributed to the Board, or to any individual Director or Directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Pfizer Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as:

- spam
- junk mail and mass mailings
- product complaints
- product inquiries
- new product suggestions
- resumes and other forms of job inquiries
- surveys
- business solicitations or advertisements.

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any outside Director upon request.

Director Qualification Standards

Pursuant to New York Stock Exchange listing standards, our Board of Directors has adopted a formal set of categorical Director Qualification Standards with respect to the determination of Director independence. In accordance with these Standards, a Director must be determined to have no material relationship with the Company other than as a Director. The Standards specify the criteria by which the independence of our Directors will be determined, including strict guidelines for Directors and their immediate families with respect to past employment or affiliation with the Company or its independent registered public accounting firm. The Standards also prohibit Audit Committee members from having any direct or indirect financial relationship with the Company, and restrict both commercial and not-for-profit relationships of all Directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all Directors are required to deal at arm's length with the Company and its subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

The Board of Directors has determined that every Director, with the exceptions of Dr. McKinnell and Mr. Steere, is independent under these Standards.

The full text of our Director Qualification Standards is attached as Annex 1 to this Proxy Statement. These Standards also are published on our Website at www.pfizer.com, under the "Who We Are—For Investors—Corporate Governance—Principles" captions.

Criteria for Board Membership

To fulfill its responsibility to recruit and recommend to the full Board nominees for election as Directors, the Corporate Governance Committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. Appropriate criteria for Board membership include the following:

- Members of the Board should be individuals of high integrity and independence, substantial accomplishments, and have prior or current association with institutions noted for their excellence.
- Members of the Board should have demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment.
- The background and experience of members of the Board should be in areas important to the operation of the Company such as business, education, finance, government, law, medicine or science.
- The composition of the Board should reflect sensitivity to the need for diversity as to gender, ethnic background and experience.

In addition, pursuant to our Corporate Governance Principles, the Committee considers the number of other boards of public companies on which a candidate serves. Moreover, Directors are expected to act ethically at all times and adhere to the Company's Code of Business Conduct and Ethics for members of the Board of Directors.

The Committee considers candidates for Director suggested by our shareholders, provided that the recommendations are made in accordance with the procedures required under our By-laws and described in this Proxy Statement under the heading "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders." Shareholder nominees whose nominations comply with these procedures and who meet the criteria outlined above, in the Committee's Charter, and in our Corporate Governance Principles, will be evaluated by the Corporate Governance Committee in the same manner as the Committee's nominees.

Audit Committee Financial Experts

The Board of Directors has determined that all of our current Audit Committee members—Mr. Burt, Mr. Cornwell, Mr. Howell and Dr. Vallès—are audit committee financial experts.

Pfizer Policies on Business Ethics and Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer ("Officers"), are required to abide by Pfizer's Policies on Business Conduct to ensure that our business is conducted in a consistently legal and ethical manner. These Policies form the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, and an open relationship among colleagues that contributes to good business conduct, and the high integrity level of our employees. Our Policies and procedures cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Pfizer's Policies on Business Conduct. The Sarbanes-Oxley Act of 2002 requires audit committees to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We have such procedures in place. In addition, the Pfizer Legal Division Attorney Conduct Policy requires all Pfizer lawyers to report to the appropriate persons at the Company evidence of any actual, potential or suspected material violation of state or federal law or breach of fiduciary duty by Pfizer or any of its officers, Directors, employees or agents.

The members of our Board of Directors also are required to comply with a Code of Business Conduct and Ethics (the "Code"). The Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with all applicable laws and regulations and oversight of ethics and compliance by employees of the Company.

The full texts of both Pfizer's Policies on Business Conduct and of the Code of Business Conduct and Ethics for our Directors are published on our Website, at www.pfizer.com, under the "Who We Are—For Investors—Corporate Governance" captions. We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for Officers and Directors on our Website within two business days following the date of such amendment or waiver.

Board and Committee Membership

Our business, property and affairs are managed under the direction of our Board of Directors. Members of our Board are kept informed of our business through discussions with our Chairman and Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and plants and by participating in meetings of the Board and its Committees.

All Board members are expected to attend our Annual Meetings of Shareholders, unless an emergency prevents them from doing so. At our 2004 Annual Meeting, all members of the Board were present.

During 2004, the Board of Directors met eleven times and had five Committees. Those Committees consisted of an Audit Committee, a Corporate Governance Committee, a Compensation Committee, a Science and Technology Committee and an Executive Committee. Each of our incumbent Directors attended 100 percent of the regularly scheduled and special meetings of the Board and Board Committees on which they served in 2004.

The table below provides 2004 membership and meeting information for each of the Board Committees.

Name	Audit	Corporate Governance	Compensation	Science & Technology	Executive
Dr. Brown		X		X*	
Mr. Burns			X*		X
Mr. Burt	X*				
Mr. Cornwell	X				
Mr. Gray		X			
Ms. Horner		X			X
Mr. Howell	X				
Dr. Ikenberry		X		X	X
Mr. Lorch			X		
Dr. McKinnell					X*
Dr. Mead**			X		
Mr. Raines [1]			X	X	
Dr. Simmons		X*			
Mr. Steere					
Dr. Vallès	X				
2004 Meetings	7	6	10	2	0

* Chair

** Mr. Burns was Chair of the Compensation Committee through December, 2004. Dr. Mead succeeded him in that position in January, 2005.

[1] Franklin D. Raines has announced his intention not to stand for re-election at our 2005 Annual Meeting.

The Audit Committee

Under the terms of its Charter, the Audit Committee meets at least six times a year, including periodic meetings held separately with management, the internal auditor and the independent registered public accounting firm. The Audit Committee represents and assists the Board with the oversight of: the integrity of the Company's financial statements and internal controls, the Company's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, the performance of the Company's internal audit function and the performance of the independent registered public accounting firm. In addition, the Committee is responsible for:

- selecting and retaining (subject to ratification by our shareholders), and terminating when appropriate, the independent registered public accounting firm;

- setting the compensation for, overseeing the work of and pre-approving all audit services to be provided by the independent registered public accounting firm;
- establishing policies and procedures for the engagement of the independent registered public accounting firm to provide permitted non-audit services and pre-approving the performance of such permitted non-audit services;
- receiving and reviewing at least annually:
  - — a report by the independent registered public accounting firm describing the firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review, or Public Company Accounting Oversight Board (PCAOB) review, of the independent registered public accounting firm, or by certain inquiries or investigations by governmental or professional authorities; and
  - — other required reports from the independent registered public accounting firm;
- considering, at least annually, the independence of the independent registered public accounting firm, including whether the provision by the firm of permitted non-audit services is compatible with independence;
- obtaining and reviewing a report from the independent registered public accounting firm describing all relationships between the firm and the Company;
- reviewing with the independent *registered public accounting firm:*
  - — the scope and results of the audit;
  - — any problems or difficulties that the auditor encountered in the course of the audit work and management's response; and
  - — any questions, comments or suggestions the auditor may have relating to the internal controls and accounting practices and procedures of the Company or its subsidiaries;
- reviewing, at least annually, the scope and results of the internal audit program, including current and future programs of the Company's Internal Audit Department, procedures for implementing accepted recommendations made by the independent registered public accounting firm, and any significant matters contained in reports from the Internal Audit Department;
- reviewing with the independent registered public accounting firm, the Company's Internal Audit Department, and management:
  - — the adequacy and effectiveness of the systems of internal controls over financial reporting and any significant changes in internal controls over financial reporting;
  - — accounting practices, and disclosure controls and procedures of the Company and its subsidiaries; and
  - — current accounting trends and developments;

  and taking such action with respect to these matters as may be deemed appropriate;
- reviewing with management and the independent registered public accounting firm the annual and quarterly financial statements of the Company, including: any material changes in accounting principles or practices used in preparing the financial statements; disclosures relating to *internal controls over financial* reporting; items required by Statement of Auditing Standards 61 as in effect at that time in the case of the annual statements and Statement of Auditing Standards 100 as in effect at that time in the case of the quarterly statements; and the Company's specific disclosures under

"Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's reports on Form 10-K or 10-Q;

- recommending to the Board of Directors whether the financial statements should be included in the annual report on Form 10-K;
- reviewing earnings press releases, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies;
- discussing Company policies with respect to risk assessment and risk management, reviewing contingent liabilities and risks that may be material to the Company and reviewing major legislative and regulatory developments that could materially impact the Company's contingent liabilities and risks;
- reviewing reports from management, legal counsel and third parties as determined by the Audit Committee relating to the status of compliance with laws, regulations, and internal procedures; and the scope and status of systems designed to promote Company compliance with laws, regulations and internal procedures;
- establishing procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters and for submissions by Company employees of concerns regarding questionable accounting or auditing matters;
- establishing policies for the hiring of employees and former employees of the independent registered public accounting firm;
- obtaining the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill its responsibilities and determining appropriate funding to be received from the Company for payment of compensation to any such advisors;
- conducting an annual performance evaluation of the Audit Committee and an evaluation of the adequacy of its charter; and
- preparing a report each year concerning compliance with its charter for inclusion in the Company's annual Proxy Statement.

A copy of the Audit Committee Charter is attached as Annex 2 to this Proxy Statement, and is also available on our Website at www.pfizer.com, under the "Who We Are—For Investors—Corporate Governance—Charters" caption.

The Board of Directors has determined that each of the members of the Audit Committee—Mr. Burt, Mr. Cornwell, Mr. Howell, and Dr. Vallès—is an "audit committee financial expert" for purposes of the SEC's rules.

The Board of Directors also has determined that each of the members of the Audit Committee is independent, as defined by the rules of the New York Stock Exchange.

The Corporate Governance Committee

Under the terms of its Charter, the Corporate Governance Committee is responsible for considering and making recommendations to the Board concerning the appropriate size, functions and needs of the Board. This responsibility includes:

- developing and recommending to the Board the criteria for Board membership;
- considering, recommending and recruiting candidates to fill positions on the Board;
- reviewing candidates recommended by shareholders;
- conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and
- recommending the Director nominees for approval by the Board and the shareholders.

The Committee's additional functions are:

- to consider questions of possible conflicts of interest of Board members and of our senior executives;
- to monitor and recommend the functions of the various Committees of the Board;
- to recommend members of the Committees;
- to advise on changes in Board compensation;
- to make recommendations on the structure of Board meetings; and
- to recommend matters for consideration by the Board.

The Committee also:

- considers matters of corporate governance, and reviews, at least annually, our Corporate Governance Principles;
- considers and reviews, periodically, Director Qualification Standards;
- reviews, periodically, our policy regarding the adoption of a Shareholder Rights Plan;
- establishes Director retirement policies;
- reviews the functions of the senior officers and makes recommendations on changes;
- reviews annually with the Chairman and CEO the job performance of elected corporate officers and other senior executives;
- reviews the outside activities of senior executives;
- reviews, periodically, with the Chairman and CEO the succession plans relating to positions held by elected corporate officers, and makes recommendations to the Board with respect to the selection of individuals to occupy these positions;
- oversees the evaluation of the Board and its Committees;
- prepares an annual performance evaluation of the Corporate Governance Committee; and
- maintains an informed status on Company issues related to corporate social responsibility and the Company's participation and visibility as a global corporate citizen.

The Committee may, in its sole discretion, engage director search firms and may consult with outside advisors to assist it in carrying out its duties to the Company. The Committee has the sole authority to approve the fees and other retention terms with respect to any such firms.

A copy of the Corporate Governance Committee Charter is attached as Annex 3 to this Proxy Statement, and is also available on our Website at www.pfizer.com, under the "Who We Are—For Investors—Corporate Governance—Charters" caption.

The Board of Directors has determined that each of the members of the Corporate Governance Committee is independent, as defined by the rules of the New York Stock Exchange.

The Compensation Committee

Under the terms of its Charter, the Compensation Committee is directly responsible for establishing annual and long-term performance goals and objectives for our elected corporate officers. This responsibility includes:

- evaluating the performance of the CEO and other elected officers in light of approved performance goals and objectives;
- setting the compensation of the CEO and other elected officers based upon the evaluation of the performance of the CEO and the other elected officers, respectively;
- making recommendations to the Board of Directors with respect to new cash-based incentive compensation plans and equity-based compensation plans; and
- preparing an annual performance self-evaluation of the Compensation Committee.

In addition, the Committee:

- administers the Company's stock plans;

- determines and certifies the shares awarded under corporate performance-based plans;
- grants options and awards under the Company's stock plans;
- advises on the setting of compensation for senior executives whose compensation is not otherwise set by the Committee;
- monitors compliance by officers with our program of required stock ownership; and
- publishes an annual Compensation Committee Report on executive officer compensation for the shareholders.

The Committee may, in its sole discretion, employ a compensation consultant, and has done so, to assist in the evaluation of the compensation of the Company's CEO and other elected officers. The Committee also has the authority, as necessary and appropriate, to consult with other outside advisors to assist in its duties to the Company.

A copy of the Compensation Committee Charter is attached as Annex 4 to this Proxy Statement, and is also available on our Website at www.pfizer.com, under the "Who We Are—For Investors—Corporate Governance—Charters" caption.

The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by the rules of the New York Stock Exchange.

The Science and Technology Committee

Under the terms of its Charter, the Science and Technology Committee is responsible for periodically examining management's direction and investment in the Company's pharmaceutical research and development as well as in its technology initiatives.

The Committee may meet privately with independent consultants and be free to speak directly and independently with any members of management in discharging its responsibilities.

In addition, the Committee will:

- review, evaluate and report to the Board of Directors regarding the performance of the research leaders in achieving long-term strategic goals and objectives and the quality and direction of the Company's pharmaceutical research and development programs;
- identify and discuss significant emerging science and technology issues and trends;
- determine whether there is sufficient and ongoing external review from world-class experts across both research and development, pertaining to the Company's therapeutic areas;
- review the Company's approaches to acquiring and maintaining a range of distinct technology positions (including, but not limited to, contracts, grants, collaborative efforts, alliances and venture capital);
- evaluate the soundness/risks associated with the technology in which the Company is investing its research and development efforts;
- periodically review the Company's overall patent strategies; and
- prepare an annual performance evaluation of the Science and Technology Committee.

A copy of the Science and Technology Committee Charter is attached as Annex 5 to this Proxy Statement, and is also available on our Website at www.pfizer.com, under the "Who We Are—For Investors—Corporate Governance—Charters" caption.

The Executive Committee

The Executive Committee performs the duties and exercises the powers as may be delegated to it by the Board of Directors.

2004 Compensation of Non-Employee Directors

2004 Cash Retainer and Meeting Fees

Director	Annual Board/Committee Retainer	Board and Business Meeting Fees	Committee Meeting Fees	Total
Dr. Brown*	$50,000	$31,500	$15,000	$96,500
Mr. Burns*	36,000	25,500	15,000	76,500
Mr. Burt*	36,000	39,000	10,500	85,500
Mr. Cornwell	30,000	33,000	10,500	73,500
Mr. Gray	30,000	25,500	9,000	64,500
Ms. Horner**	31,500	25,500	9,000	66,000
Mr. Howell	30,000	33,000	10,500	73,500
Dr. Ikenberry	34,000	25,500	15,000	74,500
Mr. Lorch	30,000	33,000	15,000	78,000
Dr. Mead	30,000	25,500	15,000	70,500
Mr. Raines	34,000	24,000	19,500	77,500
Dr. Simmons**	34,500	25,500	9,000	69,000
Mr. Steere	26,000	25,500	—	51,500
Dr. Vallès	30,000	31,500	10,500	72,000

* Committee Chairman

** Ms. Horner was Chair of the Corporate Governance Committee until April 22, 2004. Dr. Simmons succeeded Ms. Horner in that position.

Annual Cash Retainer Fees. Non-employee Directors receive an annual cash retainer fee of $26,000 per year. Non-employee Directors who serve on one or more Board Committees (other than the Executive Committee and the Science and Technology Committee) receive an additional annual fee of $4,000. In addition, the Chair of a Board Committee (other than the Executive Committee and the Science and Technology Committee) receives an additional fee of $6,000 per year, per Committee.

The annual Committee membership fee for each member of the Science and Technology Committee is $8,000. The Chair of that Committee receives an additional $16,000 per year.

Non–employee Directors who attend a meeting of the Executive Committee, if any is convened, will receive the usual meeting fee described below.

Meeting Fees. Non-employee Directors also receive a fee of $1,500 for attending each Board meeting, Committee meeting, the Annual Meeting of Shareholders, each day of a visit to a plant or office and for any other business meeting to which the Director is invited as a representative of the Company.

Unit Awards and Deferred Compensation. Under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the Unit Award Plan), a Non-employee Director is granted an initial award of 3,600 Pfizer stock equivalent units ("units") upon becoming a Director. Thereafter, each Non-employee Director is granted an annual award of 3,600 units (Annual Unit Award) on the day of our Annual Meeting, provided the Director continues to serve as a Director following the Meeting. The awards under the Unit Award Plan are made in addition to the Directors' annual cash retainers and meeting attendance fees. Such units are not payable until the recipient ceases to be a Director.

On the day of the 2004 Annual Meeting of Shareholders, all of our Non-employee Directors who continued as Directors were awarded 3,600 units under the Unit Award Plan.

Non-employee Directors may defer all or a part of their annual cash retainers and meeting fees under the Unit Award Plan until they cease to be Directors. At a Director's election, the fees held in the Director's account may be credited either with interest at the rate of return of the

Intermediate Treasury Index Fund of the Pfizer Savings Plan, or with units. The units are calculated by dividing the amount of the fee by the closing price of our common stock on the last business day of the fiscal quarter. The number of units in a Director's account is increased by the value of any distributions on the common stock. When an individual ceases to be a Director, the amount held in the Director's account is paid in cash. The amount paid with respect to units is determined by multiplying the number of units in the account by the closing price of the common stock on the last business day before the payment date.

Retainer Unit Awards. Under the Pfizer Inc. Annual Retainer Unit Award Plan, each year, on the day of the Annual Meeting, every Non-employee Director who continues to serve as a Director following the Meeting receives the equivalent of the value of his or her annual Board retainer fee in units. These awards are in addition to the Annual Unit Awards, the Directors' annual cash retainers and meeting attendance fees. The number of units awarded to the Non-employee Director is based upon the five-day average of the closing trading price of our common stock on the New York Stock Exchange for the first five trading days after April 1 of each year (rounded up to the nearest unit). On the day of the 2004 Annual Meeting, all of our Non-employee Directors who continued as Directors were awarded 726 units under this Plan.

Trusts. In certain circumstances, we fund trusts established to secure our obligations to make payments to our Directors under the above benefit plans, programs or agreements in advance of the date that payment is due.

Securities Ownership of Officers and Directors

The table below shows the number of shares of our common stock beneficially owned as of March 2, 2005 by each of our Directors and each Named Executive Officer listed in the Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and Executive Officers as a group. Together these individuals beneficially own less than one percent (1%) of our common stock. The table also includes information about stock options, stock units, restricted stock and deferred performance-contingent share awards credited to the accounts of our Directors and Executive Officers under various compensation and benefit plans.

There are currently no known beneficial owners of five percent (5%) or more of our common stock.

	Number of Shares or Units		
Beneficial Owners	**Common Stock**	**Stock-Equivalent Units**	**Options Exercisable Within 60 Days**
Michael S. Brown	1,200	41,798(1)	
M. Anthony Burns	20,607	48,397(1)	
Robert N. Burt	2,200	38,911(1)	
W. Don Cornwell	1,000(2)	49,341(1)	
William H. Gray III	926	64,048(1)	
Constance J. Horner	11,532	48,397(1)	
William R. Howell	6,350	60,166(1)	
Stanley O. Ikenberry	48,885(2)	146,609(1)	
Karen Katen	872,891(3)	30,344(4)	1,492,450
Jeffrey B. Kindler	109,344(3)	4,206(4)	50,000
John L. LaMattina	433,731(2)(3)	31,108(4)	574,250
George A. Lorch	1,750	41,384(1)	
Henry A. McKinnell	1,675,897(3)(5)	73,651(4)	3,755,158
Dana G. Mead	9,350	49,528(1)	
Franklin D. Raines	1,500	42,674(1)	
David L. Shedlarz	589,636(2)(3)	46,157(4)	1,140,612
Ruth J. Simmons	1,200	50,684(1)	
William C. Steere, Jr.	1,954,894(2)(3)	145,823(1)(4)	4,386,950
Jean-Paul Vallès	784,214(2)	102,098(1)	
All Directors and Executive Officers as a group (23)	7,126,554	1,138,700	13,148,319

(1) As of March 2, 2005, these units are held under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors and the Pfizer Inc. Annual Retainer Unit Award Plan. The value of a Director's unit account is measured by the price of our common stock. The Plans are described in this Proxy Statement under the heading "2004 Compensation of Non-Employee Directors." This number also includes the following number of units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert Company 1996 Stock Plan; Mr. Burt, 17,092 units; Mr. Gray, 42,229 units; Mr. Howell, 29,743 units; and Mr. Lorch, 11,115 units. That Plan is described in this Proxy Statement under the heading "Employee Benefit and Long-Term Compensation Plans—Warner-Lambert Company 1996 Stock Plan."

(2) These shares include the following number of shares held in the names of family members, as to which beneficial ownership is disclaimed: Mr. Cornwell, 400 shares; Dr. Ikenberry, 8,300 shares; Dr. LaMattina, 17,396 shares; Mr. Shedlarz 2,098 shares; Mr. Steere, 14,808 shares; and Dr. Vallès, 142,320 shares.

(3) As of March 2, 2005, this number includes shares credited under the Pfizer Savings Plan and/or deferred Performance-Contingent Share Awards granted under the 2001 Performance-Contingent Share Award Plan or its predecessor Program. These plans are described in this Proxy Statement under the heading "Employee Benefit and Long-Term Compensation Plans."

(4) As of March 2, 2005, these units are held under the Supplemental Savings Plan. The value of these units is measured by the price of our common stock. The Supplemental Savings Plan is described in this Proxy Statement under the heading "Employee Compensation and Long-Term Benefit Plans—Pfizer Savings Plan." Mr. Steere holds 126,828 units under the Supplemental Savings Plan and 18,995 units as described in footnote 1.

(5) As of March 2, 2005, this includes the following number of shares held in a Grantor Retained Annuity Trust: Dr. McKinnell, 80,027 shares.

Section 16(a) Beneficial Ownership Reporting Compliance, Related Party Transactions and Legal Proceedings

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers to file reports of holdings and transactions in Pfizer shares with the SEC and the New York Stock Exchange. Based on our records and other information, we believe that in 2004 our Directors and executive officers met all applicable filing requirements.

Related Party Transactions

In connection with his retirement, we entered into a consulting agreement with Mr. Steere, a member of our Board of Directors. The agreement provides that Mr. Steere serve as Chairman Emeritus of the Company and, when and as requested by the Chief Executive Officer, will provide consulting services and advice to the Company and participate in various external activities and events for the benefit of the Company. The initial term of the agreement, which began on July 1, 2001 after Mr. Steere ceased his employment with the Company, is for five years, and automatically extends for successive five-year terms unless Mr. Steere or the Company terminates the agreement at the end of its then-current term. Mr. Steere may provide up to 30 days per year to the Company, subject to his reasonable availability, for his consulting services or his participation as a Company representative in external activities and events. He must obtain the approval of the Board of Directors before providing any consulting services, advice or service of any kind to any other company or organization that competes with us. For his services and commitments, the Company pays Mr. Steere (i) an annual retainer of $50,000 for his consulting services (subject to his ability to continue to provide the contemplated services), and (ii) an additional fee of $5,000 for each day in excess of 30 days per year that he renders services as described above. We also reimburse him for reasonable expenses that he incurs in providing these services for us.

In addition, under the terms of the agreement, we provide him lifetime access to Company facilities and services comparable to those that were made available to him by the Company prior to his retirement. These include the use of an office and access to the secretarial services of an administrative assistant; access to financial planning services; and the use of a car and driver and of Company aircraft. Mr. Steere has chosen to personally pay for his financial planning services and voluntarily reimburses the Company for all personal use of Company-provided transportation.

We paid Mr. Steere $50,000 in 2004 under the terms of this consulting agreement.

Legal Proceedings

Recently a number of actions, including purported class actions, were filed against Pfizer, all current Non-employee Directors, all Named Executive Officers listed in the Summary Compensation Table, certain other current and former officers and employees and certain former Directors of Pfizer. These actions were brought in various federal and state courts, with the largest number being filed in the U.S. District Court for the Southern District of New York. These actions include: (i) several class-action complaints alleging that Pfizer and certain officers violated federal securities laws by misrepresenting the safety of Celebrex and Bextra, which are arthritis medicines manufactured and sold by the Company; (ii) several shareholder derivative actions alleging that certain of Pfizer's current and former officers and Directors breached fiduciary duties by causing the Company to misrepresent the safety of Celebrex and, in certain of the cases, Bextra; and (iii) several purported class actions filed by persons who claim to be participants in the Pfizer Savings Plan, alleging that Pfizer and certain officers, Directors, and employees of the Company violated certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. Pursuant to the indemnification provision contained in our By-laws, the Company will pay the expenses (including attorneys' fees) incurred by these current and former officers, Directors and employees in defending against these actions. Each of these individuals has provided an undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified.

PROPOSALS REQUIRING YOUR VOTE

ITEM 1—Election of Directors

Our Board of Directors currently has fifteen members. Except for Mr. Raines, each of these Board members is standing for re-election, to hold office until the next Annual Meeting of Shareholders.

The Proxy Committee appointed by the Board of Directors intends to vote the proxy (if you are a shareholder of record) for the election of each of these nominees, unless you indicate on the proxy card that your vote should be withheld from any or all of the nominees.

Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The principal occupation and certain other information about the nominees are set forth on the following pages.

The Board of Directors unanimously recommends a vote FOR the election of these nominees as Directors.

NOMINEES FOR DIRECTORS

Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Michael S. Brown ....64 	Distinguished Chair in Biomedical Sciences from 1989 and Regental Professor from 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 and the National Medal of Science in 1988. Member of the National Academy of Sciences. Director of Regeneron Pharmaceuticals, Inc. Our Director since 1996. Chair of our Science and Technology Committee and member of our Corporate Governance Committee.
M. Anthony Burns ....62 	Chairman Emeritus since May 2002, Chairman of the Board from May 1985 to May 2002, Chief Executive Officer from January 1983 to November 2000, and President from December 1979 to June 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation and J. C. Penney Company, Inc. Life Trustee of the University of Miami. Our Director since 1988. Member of our Compensation Committee and our Executive Committee.
Robert N. Burt ....67 	Retired Chairman and Chief Executive Officer of FMC Corporation, a company that manufactures chemicals, and FMC Technologies, Inc., a company that manufactures machinery. Mr. Burt was Chairman of the Board of FMC Corporation from 1991 to December 2001, its Chief Executive Officer from 1991 to August 2001 and a member of its Board of Directors from 1989 to April 2002. Chairman of the Board of FMC Technologies, Inc., from June 2001 to December 2001 and its Chief Executive Officer from June 2001 to August 2001. Director of Phelps Dodge Corporation and Janus Capital Group Inc. Also a Director of the Rehabilitation Institute of Chicago and Chicago Public Education Fund. Our Director since June 2000. Chair of our Audit Committee.

NOMINEES FOR DIRECTORS
(continued)

Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
W. Don Cornwell . . . . .57 	Chairman of the Board and Chief Executive Officer since 1988 of Granite Broadcasting Corporation, a group broadcasting company. Director of Avon Products, Inc. and CVS Corporation. (Mr. Cornwell has announced his intention to step down from the board of one public company by the spring of 2006.) Also a Director of the Wallace Foundation and the Telecommunications Development Fund. Trustee of Big Brothers/Sisters of New York. Our Director since February 1997. Member of our Audit Committee.
William H. Gray III . . . . . . .63 	Chairman of the Amani Group, a consulting and advisory firm, since August 2004. President and Chief Executive Officer of The College Fund/UNCF, an educational assistance organization, from September 1991, to March, 2004. Mr. Gray served as a Congressman from the Second District of Pennsylvania from 1979 to 1991, and, at various times during his tenure, served as Budget Committee Chair and House Majority Whip. Director of Dell Inc., J. P. Morgan Chase & Co., Prudential Financial, Inc., and Visteon Corporation. Our Director since June 2000. Member of our Corporate Governance Committee.
Constance J. Horner . . . . .63 	Guest Scholar since 1993 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from August 1991 to January 1993. Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; Trustee, Annie E. Casey Foundation; Member of the Board of Trustees of the Prudential Foundation. Our Director since 1993. Member of our Corporate Governance Committee and our Executive Committee.

NOMINEES FOR DIRECTORS
(continued)

Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
William R. Howell ....69 	Chairman Emeritus of J. C. Penney Company, Inc., a provider of consumer merchandise and services through department stores, catalogs, and the Internet, since 1997. Chairman of the Board and Chief Executive Officer of J. C. Penney Company, Inc. from 1983 to 1997. Director of American Electric Power Company, ExxonMobil Corporation, Halliburton Company and The Williams Companies, Inc. He is also a Director of Deutsche Bank Trust Company Americas, the non-public wholly owned subsidiary of Deutsche Bank A.G. Our Director since June 2000. Member of our Audit Committee.
Stanley O. Ikenberry .....70 	President Emeritus, Regent Professor, Department of Educational Organization and Leadership, University of Illinois, since September 2001. President, from November 1996 to June 2001, of the American Council on Education, an independent nonprofit association dedicated to ensuring high-quality education at colleges and universities throughout the United States. President, from 1979 through July 1995, of the University of Illinois. Director of Aquila, Inc. and Sagmore Sports Publishing, Inc. President, Board of Overseers of Teachers' Insurance & Annuity Association – College Retirement Equities Fund (TIAA-CREF). Our Director since 1982. Member of our Corporate Governance Committee, our Science and Technology Committee and our Executive Committee.
George A. Lorch ....63 	Chairman Emeritus of Armstrong Holdings, Inc., a global company that manufactures flooring and ceiling materials, since August 2000. Chairman and Chief Executive Officer of Armstrong Holdings, Inc. from May 2000 to August 2000, and its President and Chief Executive Officer from September 1993 to May 1994. Chairman of Armstrong World Industries, Inc. from May 1994 to May 2000, its President and Chief Executive Officer from September 1993 to May 2000, and a Director from 1988 to November 2000. On December 6, 2000, Armstrong World Industries, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Director of Autoliv, Inc. and The Williams Companies, Inc. He is also a Director of HSBC North America Holdings Inc., the non-public, wholly owned subsidiary of HSBC North America. Our Director since June 2000. Member of our Compensation Committee.

NOMINEES FOR DIRECTORS
(continued)

Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Henry A. McKinnell . . . . . .62 	Chairman of our Board since May 2001. Our Chief Executive Officer since January 2001. Our President from May 1999 to May 2001, and President, Pfizer Pharmaceuticals Group, the principal operating division of the Company, from January 1997 to April 2001. Chief Operating Officer from May 1999 to December 2000 and Executive Vice President from 1992 to 1999. Director of ExxonMobil Corporation, Moody's Corporation and John Wiley & Sons, Inc. (Dr. McKinnell has announced his intention not to stand for re-election to the board of John Wiley & Sons, Inc. in 2005.) Chairman of the Business Roundtable, a Fellow of the New York Academy of Medicine, Member of the Presidential Advisory Council on HIV/AIDS, and a member of the Boards of Trustees of the New York City Public Library and the New York City Police Foundation. Our Director since June 1997. Chair of our Board's Executive Committee and a member of the Pfizer Executive Committee.
Dana G. Mead . . . . .69 	Chairman of Massachusetts Institute of Technology Corporation since July 1, 2003. Retired Chairman and Chief Executive Officer of Tenneco, Inc. Chairman and Chief Executive Officer of Tenneco, Inc. from 1994 to 1999. Chairman of two of the successor companies of the Tenneco conglomerate, Tenneco Automotive Inc. and Pactiv Corporation, global manufacturing companies with operations in automotive parts and packaging, from November 1999 to March 2000. Director of Zurich Financial Services. Chairman of the Board of the Ron Brown Award for Corporate Leadership and a Lifetime Trustee of the Association of Graduates, U.S. Military Academy, West Point. Former Chairman of the Business Roundtable and of the National Association of Manufacturers. Our Director since January 1998. Chair of our Compensation Committee.
Ruth J. Simmons . . . . .59 	President of Brown University since July 1, 2001. President, from 1995 to 2001, of Smith College. Vice Provost of Princeton University from 1992 to 1995. Director of The Goldman Sachs Group, Inc. and Texas Instruments Incorporated. Member of the National Academy of Arts and Sciences, the American Philosophical Society, the Council on Foreign Relations and the Secretary's Advisory Committee on Leadership and Management of the U.S. Department of State. Member of the Board, Alliance for Lupus Research. Chair, Visiting Committee, Bennett College. Our Director since January 1997. Chair of our Corporate Governance Committee.

NOMINEES FOR DIRECTORS
(continued)

Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
William C. Steere, Jr. 68	Chairman Emeritus of Pfizer Inc. since July 2001. Chairman of our Board from 1992 to April 2001 and our Chief Executive Officer from February 1991 to December 2000. Director of Dow Jones & Company, Inc., MetLife, Inc. and Health Management Associates, Inc. Director of the New York University Medical Center and the New York Botanical Garden. Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. Our Director since 1987.



Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Jean-Paul Vallès 68	Chairman Emeritus and Director of Minerals Technologies Inc. (MTI), a resource-and-technology-based company that develops, produces and markets specialty mineral, mineral-based and synthetic mineral products, since October 2001. Chairman of MTI from August 1992 to October 2001, and its Chief Executive Officer from August 1992 to December 2000. Formerly our Vice Chairman from March to October 1992. Our Director since 1980. Member of our Audit Committee.



NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Karen Katen 56	Our Vice Chairman and President – Pfizer Human Health, since March 2005. Executive Vice President and President of Pfizer Global Pharmaceuticals, the Company's worldwide pharmaceutical organization, from April 2001 to March 2005. President of our U. S. Pharmaceuticals Group from June 1995 to July 2002. Senior Vice President of the Company from May 1999 to April 2001. She is a Director of General Motors Corporation and Harris Corporation. Ms. Katen, a member of the Pfizer Executive Committee, joined us in 1974.

NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS (continued)

Name and Age as of the April 28, 2005 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
David L. Shedlarz 57	Our Vice Chairman since March 2005. Executive Vice President from May 1999 to March 2005 and our Chief Financial Officer from June 1995 to March 2005. Mr. Shedlarz was appointed a Senior Vice President in January 1997 with additional worldwide responsibility for our former Medical Technology Group. He is a Director of Pitney Bowes Inc., a member of the J. P. Morgan Chase & Co. National Advisory Board, the Standing Advisory Group of the Public Company Accounting Oversight Board and of the Standards Advisory Council of the International Accounting Standards Board. He also serves as Chairman of Junior Achievement of New York; Director of the Board of Overseers, Leonard N. Stern School of Business, New York University; and Director of the National Multiple Sclerosis Society. Mr. Shedlarz, a member of the Pfizer Executive Committee, joined us in 1976.
Jeffrey B. Kindler 49	Our Vice Chairman and General Counsel since March 2005. Executive Vice President and General Counsel from April 2004 to March 2005, and Senior Vice President and General Counsel from January 2002 to April 2004. Prior to joining Pfizer, Mr. Kindler served as Chairman of Boston Market Corporation, a food service company owned by McDonald's Corporation, from 2000 to 2001, and President of Partner Brands, also owned by McDonald's, during 2001. He was Executive Vice President, Corporate Relations and General Counsel of McDonald's Corporation from 1997 to 2001, and from 1996 to 1997 served as that company's Senior Vice President and General Counsel. Mr. Kindler is a member of the Pfizer Executive Committee.
John L. LaMattina 55	Our Senior Vice President; President, Pfizer Global Research and Development since October 2003. Dr. LaMattina has held various positions of increasing responsibility in research and development. He was elected Vice President of Pfizer Inc.; Executive Vice President – Pfizer Global Research and Development; President – Worldwide Research and Technology Alliances in May 2002. He was elected Vice President of Pfizer Inc.; Executive Vice President – Pfizer Global Research and Development; President – Worldwide Research in April 2001. He was elected Senior Vice President of Worldwide Development in 1999. Dr. LaMattina, a member of the Pfizer Human Healthcare Leadership Team, joined us in 1977.

The Board of Directors, upon the recommendation of its Audit Committee, has ratified the selection of KPMG LLP to serve as our independent registered public accounting firm for 2005, subject to ratification by our shareholders.

Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the selection of KPMG LLP as our independent registered public accounting firm. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered as a direction to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Your Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as our independent registered public accounting firm for 2005.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2004, and December 31, 2003, and fees billed for other services rendered by KPMG LLP during those periods.

	2004	2003
Audit fees:[1]	$25,493,000	$20,162,000
Audit-related fees:[2]	2,827,000	930,000
Tax fees:[3]	10,950,000	17,325,000
All other fees:[4]	0	0
Total	$39,270,000	$38,417,000

(1) Audit fees consisted principally of audit work performed on the consolidated financial statements and internal control over financial reporting, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

(2) Audit-related fees consisted principally of documentation assistance procedures to meet the requirements of the Sarbanes-Oxley Act of 2002 in the year 2004, and audits of employee benefit plans in 2004 and 2003.

(3) Tax fees consisted principally of assistance with matters related to the merging of various Pharmacia corporate entities with Pfizer during 2004 and 2003, respectively, as well as tax compliance and reporting.

(4) The Company generally does not engage KPMG LLP for "other" services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial

reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. ***Audit-Related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. ***All Other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally doesn't request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees).

In addition, the Committee has discussed with the independent registered public accounting firm the auditor's independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees). The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence.

The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

The Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

The Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

The Audit Committee:

Mr. Burt (Chair)	Mr. Cornwell
Dr. Vallès	Mr. Howell

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 3 through 8 on the proxy card) to be presented by shareholders at the Annual Meeting. We are printing the proposals in the order in which we received them. Some of the proposals contain assertions about Pfizer that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for broader policy reasons as set forth following each proposal. Names, addresses and share holdings of the various shareholder proponents and, where applicable, of co-filers will be supplied upon request.

ITEM 3—Shareholder Proposal Relating to Term Limits for Directors

Resolved: "That the stockholders of Pfizer recommend that the Board take the necessary steps so that future outside directors shall not serve for more than six years."

Reasons: "The President of the U.S.A. has a term limit, so do Governors of many states."

"Newer directors may bring in fresh outlooks and different approaches with benefits to all shareholders."

"No director should be able to feel that his or her directorship is until retirement."

"Last year the owners of 177,708,514 shares, representing approximately 4% of shares voting, voted for this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

YOUR COMPANY'S RESPONSE

At Pfizer's 2004 Annual Meeting of Shareholders, this proposal was defeated by 96.6% of the votes cast. As we stated last year, we believe that arbitrary six-year terms for members of Pfizer's Board of Directors would not be in the best interests of the Company and its shareholders. Employing such a policy could result in the premature departure of Directors who have acquired extensive knowledge of our industry, and insight and perspective about our strategic business goals and objectives and our domestic and international business operations. Rather than deprive the Company and the Board of the service of highly valued Directors by imposing fixed term limits, our Board follows the following practices, as stated in our Articles of Incorporation and in our Corporate Governance Principles:

- All Directors are elected on an annual basis, following formal nomination by the Corporate Governance Committee of the Board. This Committee, which is comprised solely of independent directors, annually considers the merits of all candidates and their individual contributions to the Board prior to making these nominations.
- When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director must tender his or her resignation for consideration by the Corporate Governance Committee, which recommends to the full Board the action, if any, to be taken with respect to the resignation.
- Directors are required to retire from the Board when they reach the age of 72.

In addition, and as outlined in this Proxy Statement, pursuant to the New York Stock Exchange listing standards, our Board of Directors has adopted a formal set of categorical Director Qualification Standards with respect to the determination of director independence. These standards must be met by all Directors not only at the time of initial election to the Board, but in each year of a Director's service.

We believe that the principles and practices currently in place provide the means to ensure the continuity of independent oversight by the Pfizer Board, and that requiring term limits could weaken the current strong performance of the Board and undermine our system of corporate governance.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 4—Shareholder Proposal Requesting a Report on Increasing Access to Pfizer Products

WHEREAS:

Access to pharmaceutical products is an essential component of adequate health care for all Americans;

In 2002 Pfizer stated: "over the past decade, after accounting for discounts to federal government buyers and Medicaid, Pfizer's annual price increase in the United States have averaged less than the annual rate of inflation as measured by the Consumer Price Index (CPI)." *(Improving Access to Innovative Medicines, Pfizer Forum, 2002);*

U.S. spending for prescription drugs grew 11.5 percent to $216.4 billion in 2003, compared with $194 billion in sales the previous year. (IMS Health 2.17.04). Such spending is projected to rise to $445.9 billion by 2012. (The Kaiser Family Foundation, *Prescription Drug Trends,* March 2003 and *Health Affairs, Health Spending Projections for 2002-2012,* 7 February 2003);

In *The American Journal of Bioethics:* Vol. 4 No. 1 March, 2004, Donald W. Light, and Joel Lexchin, make the case that prices can be lower without jeopardizing basic research for new drugs: More exposure to global price competition would encourage more innovative research and less of the derivative me-too research.;

A report by Families USA, using data from the Pennsylvania Pharmaceutical Association Contract for the Elderly Program, found that on average, prices for the 50 most-prescribed drugs to the elderly rose nearly three-and-one-half times the rate of inflation from January 2002 to January 2003, compared to just under three times in the previous year. Pfizer products Lipitor, Norvasc, Celebrex, Xalatan, Zoloft and Glucotrol are among the top 50. *(Out of Bounds,* Families USA, 2003);

In 2002-03, the price increase of Lipitor (20 mg) was 4.5 times the CPI, Celebrex 200 mg: 2.6 times the CPI, Norvasc 5 mg: twice the CPI, Xalatan: 3.3 times the CPI, Zoloft 50 mmg: 2.8 times the CPI, Glucotrol XL 10 mg: 7.1 times the CPI (*Out of Bounds*);

These price increases are based on the average wholesale price, the price drug marketers suggest wholesalers charge pharmacies. People with no prescription drug coverage do not benefit from discounts negotiated by bulk purchasers of pharmaceuticals;

Proponents observe much doubt that the new Medicare prescription drug benefit will significantly alleviate the cost burden of prescription drugs for seniors.

Due to high cost of prescriptions, several city and state governments already have set up online and phone-based systems to help residents order drugs from Canada. A group of governors has requested permission from the federal government to start importing and warehousing prescription drugs from Canada. *(American Medical News,* March 15, 2004). 45 states have implemented or made plans to implement prescription drug cost controls to control Medicaid spending growth (Kaiser Commission on Medicaid and the Uninsured, 2003).

RESOLVED:

Shareholders request the Board of Directors report by September 2005 on measures our company is taking to contain the price increases of its most-prescribed drugs to levels equal to or below the annual rate of inflation.

SUPPORTING STATEMENT:

We believe enacting this proposal will help to align our company with its previously stated commitment on prescription drug price increases.

YOUR COMPANY'S RESPONSE

Pfizer shares the concern about Americans who do not have adequate access to medications and in keeping with our mission to become the world's most valued company to patients, customers, colleagues, investors, business partners, and the communities where we work and live, we have taken several important steps to help. We have established a number of programs to assist those most in need, last year contributing more than $1 billion[1] in free and low cost products. We have also worked hard to support a meaningful drug benefit under Medicare that will provide help for everyone and very generous benefits to those most in need.

While it is true that spending on medicines has risen rapidly over the past several years, it is important not to forget that many people are living healthier, happier lives because of the increased utilization of new medicines. The growth in spending that we have seen over the past several years is due largely to increased utilization, not increased prices.

While the country has gone through a period of very low overall inflation during which even modest growth in prescription prices can look high, when viewed in a broader context, prices for medicines have not risen as rapidly as many people think. As measured by the U.S. government, for example, prescription prices at the pharmacy[2] rose by 3.5% in the year ending December 2004, while the overall rate of inflation was 3.3%. At the manufacturer level, the government indicated[3] that prices in the economy overall rose by 4.4% over this period, while pharmaceutical prices rose 3.5%.

Of course, these numbers do not capture the experience of many people when they go to their local pharmacy. Unfortunately, there has been a disconnect between changes to Pfizer's prices and other increases in consumers' out-of-pocket costs for medicines. Over the past five years, Pfizer's net price changes in the U.S. have averaged 2.9 percent per year. During that same time, however, the average co-payment charged by insurers for brand-name pharmaceuticals has increased at an annual rate of 10.1 to 14.2 percent, according to the 2004 Employer Health Benefits Survey by the Kaiser Family Foundation and Health Research and Educational Trust.

Pfizer believes that it has a history of moderate pricing in the U.S. market. Over the past decade, we have typically introduced our new medicines at prices lower than those of competing products and have typically raised prices less than have the makers of other products.

We also have taken several important steps to assure access to those in need. In July of 2004, Pfizer launched a new initiative, Pfizer Helpful Answers™, to help expand access to prescription medicines. This multi-faceted program includes elements to provide significant discounts to all uninsured patients, regardless of income; and expands eligibility in our existing patient assistance programs that provide our medicines at no charge to low-income, uninsured patients. Through a single toll-free number (866-706-2400), live operators guide patients to programs best suited to their needs, whether Pfizer-sponsored or otherwise, based on their income and medical needs. Anyone interested in knowing more about these programs and how they are helping people today can visit www.pfizerhelpfulanswers.com. Additionally, Pfizer has joined Together Rx Access, a collaboration of more than ten pharmaceutical companies offering savings on over 275 medicines to uninsured Americans under age 65.

As part of the new Medicare drug benefit, Pfizer has joined with United Health Care and other partners to offer the U-Share Card, which provides low-income Medicare beneficiaries access to many Pfizer medicines for a flat fee of $15 per prescription after they have exhausted the government's $600 annual credit. We have also made this benefit available to eligible holders of other Medicare-approved drug discount cards.

Beyond these general programs, we also have a number of product-specific programs to help patients suffering with Alzheimer's, schizophrenia, HIV/AIDS and other devastating diseases. Internationally, we are combating HIV/AIDS and trachoma in developing countries through donating medicines, training health care providers, funding public health initiatives, and building medical infrastructure. We are very proud of our efforts in all parts of the world and are convinced that we are doing a great deal of good for people everywhere.

In many cases our medicines keep people well and out of the hospital, thereby limiting the exceptionally high costs associated with illness. Arbitrarily limiting our price changes could place our Company at a disadvantage relative to our competitors and reduce our ability to fund the search for new cures. Pfizer is committed to doing our part to respond to the public need today, but we also care about patients who are still waiting for new treatments. Prices that adequately reflect the value of our products provide us and our patients the best chance of success.

Therefore, in light of our commitment to access, our long-standing record of responsible price changes, and our responsibility to maintain shareholder value, we believe that the resolution as set forth by the proponent is unnecessary and not in the best interests of our Company, our patients, and our investors.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

[1] This value is based on the Wholesale Acquisition Cost, i.e., the price at which the wholesaler purchases drugs from its supplier, typically the manufacturer of the drugs.

[2] Measured by the Consumer Price Index for Prescription Drugs and Medical Supplies

[3] Measured by the Producer Price Index

RESOLVED: That the shareholders of Pfizer Inc. ("Pfizer") request that the Board of Directors 1) adopt a policy that does not constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, and 2) prepare a report to shareholders on that policy, at reasonable cost and omitting proprietary information, by September 2005.

Supporting Statement

Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

Pfizer announced in January 2004 that it would immediately begin to limit the supply of its prescription drug products to the wholesale, retail, and other parts of the prescription drug supply chain in Canada. This follows Pfizer's decision in 2003 to limit sales to 46 Canadian pharmacies thought to be selling Pfizer brand products to U.S. citizens over the Internet. Pfizer has reaffirmed this policy with regard to Canada and recently announced that it would "allocate" its products in the United Kingdom sufficient to meet the demands of patients there.

We believe that depriving U.S. citizens of affordable access to Pfizer's products may be harmful to Pfizer's brand name and reputation, and puts Pfizer in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular ailment, Pfizer is forsaking long-term market development and reputation for higher profits in the near term.

We are also concerned that the strategy entails regulatory risk. Retail pharmacies have filed actions before the Canadian Competition Tribunal alleging that Pfizer's limiting supply in Canada violates Canadian competition laws. In the U.S., class action status is sought in Minnesota and Indiana federal courts alleging violations of U.S. antitrust laws.

We urge shareholders to vote FOR this proposal.

YOUR COMPANY'S RESPONSE

Pfizer opposes the illegal importation of prescription drugs and believes that there are better ways to address the health care needs of American patients. It is our responsibility to do all we can to assure an adequate supply of our products to patients in both Canada and the U.S. Unauthorized importation threatens our ability to do so, and the steps we have taken to control cross border traffic in our products serve to improve access to our medicines both here in the U.S. and abroad.

It is understandable that the lower prices that result from the Canadian government's price controls are attractive to people. However, as the U.S. Department of Health and Human Services has recently affirmed (HHS Report, December 2004), importation poses several real problems. Importation not only poses unnecessary risks to patients who buy medicines through unauthorized supply chains, it threatens the pharmaceutical industry's ability to invent valuable new cures, and is a clear violation of U.S. law.

In countries where price controls predominate, the people have chosen a monopoly system of healthcare with the attendant rationing of care. Importing the Canadian government's price controls isn't a true solution to ensuring access to medicines and the best health of our population. Price controls, whether home grown or imported from abroad, are neither desirable for our Company nor for the patients we serve because they both limit patient access and severely limit our ability to invest in the discovery of new cures.

As highlighted by the HHS Report, importation poses a risk to patients because the Canadian system is set up to serve the relatively small Canadian population. The supply of legitimate products in Canada is simply not large enough to serve U.S. consumers. When people buy medicines over the Internet from Canada or elsewhere, they expose themselves to the real risk that they will get counterfeit or improperly handled medicines from illegitimate sources around the world, not from the shelves of a Canadian pharmacy. Both Pfizer and the FDA have documented many cases of unsafe counterfeit products entering the supply chain by people using what appear to be Canadian Websites. The HHS Report found that "American consumers currently purchasing drugs from overseas are generally doing so at significant risk." We do not believe that most Americans want to expose themselves to these risks.

Purchasing medicines over the Internet also raises concerns because it reduces the involvement of physicians and pharmacists in diagnosing and delivering care. Many sites that facilitate importation involve inappropriate prescribing practices in violation of U.S. and Canadian standards that result in low quality care and pose risks to patients.

Better solutions to the issue of affordability of medicines are the improvement of insurance coverage and the creation of additional comprehensive access programs like those Pfizer has put in place. As described in our response to the proposal included in Item 4, Pfizer has implemented several programs that provide our medicines at reduced cost or, in many cases, at no cost to patients without prescription drug insurance coverage. Patients can learn more about these programs by calling Pfizer Helpful Answers™ at 1-866-706-2400 or by logging on to our Website at www.pfizerhelpfulanswers.com. We are dedicated to doing all we can do to help patients access our medicines, and to discovering the cures that people will want and need in the future. For these reasons, we oppose the unauthorized importation of prescription drugs.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 6—Shareholder Proposal Relating to Political Contributions

RESOLVED: That the shareholders of Pfizer ("Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC §527 of the Internal Revenue Code including the following:

(a) An accounting of the Company's funds contributed to any of the persons described above;

(b) The business rationale for each of the Company's political contributions; and

(c) Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

SUPPORTING STATEMENT:

As long-term shareholders of Pfizer we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure, and is necessary for shareholder assessment of financial risks that may result from corporate political donations.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. In the 2001-02, the last fully reported election cycle, Pfizer contributed at least $1,347,764. (The Center for Responsive Politics, Soft Money Donors: http://www.opensecrets.org/softwmoney/softcomp2.asp? txtName=Pfizer+Inc&txtUltOrg=y&txtSort=name&txt Cycle=2002).

Relying only on the limited data available from Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Complete disclosure by the Company is necessary for the Company's Board and its shareholders to be able to fully evaluate the political use of corporate assets.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution.

That is why we urge your support **FOR** this critical governance reform.

YOUR COMPANY'S RESPONSE

Pfizer's involvement in the political process is essential. The pharmaceutical business is one of the most highly regulated industries in our country. Pfizer is directly impacted by federal tax, trade, environmental and health policies, including the recent enactment of a Medicare prescription drug benefit. Additionally, state governments have become increasingly active in proposing further regulations on the pharmaceutical industry, including price and access controls. As a major participant in this highly regulated business environment, Pfizer must be actively involved in the political process. Indeed, it is vital that we engage in appropriate activities to help elect policy makers who support innovation and access in health care.

Pfizer complies fully with all federal and state laws and reporting requirements governing corporate contributions to state political parties and candidates for state office in states where such contributions are permitted. Any contributions of the types described by the proponent are fully disclosed by the Company or by the recipient of the contribution, or by both the Company and recipient, in publicly available filings as required by applicable federal and state laws. In addition, any political contributions made by employees through the Pfizer Political Action Committee, which pools voluntary contributions by Pfizer employees to support candidates who value innovation and access in health care, are not only reported in accordance with applicable federal law, but are published in a report that is made available to the public by the Company and posted on the Company's Website each year at www.pfizer.com, under the "Who We Are — For Investors — Corporate Governance — Political Action Committee Report" captions. Contributions by the Company to state political parties and candidates for state office in states where such contributions are permitted are also included in this report. Furthermore, Pfizer has been cited as a leader in disclosure with respect to its political contributions. Representatives of the Nathan Cummings Foundation have publicly stated that, in their opinion, Pfizer's report currently represents the standard of disclosure to which other companies should aspire.

We believe that the Company's current policies and practices as well as federal and state reporting requirements are sufficient to advance the Company's interest and provide public disclosure. Adopting a policy as set forth in the proposal would create an unnecessary expense and would therefore not be a productive use of the Company's funds.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

RESOLVED: Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2005.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

YOUR COMPANY'S RESPONSE

As stated above in the response to the proposal discussed in Item 5, Pfizer strongly opposes the importation of foreign prescription drugs on legal and patient safety grounds. This proposal seeks to have the Company prepare a report on the long term economic effects of the Company's policy opposing importation of foreign prescription drugs and on Pfizer's policy of limiting the supply of its products to Canada.

Pfizer's reasons for its opposition to importation of drugs are also set forth in the response to Item 5 above. In formulating its position on this issue, Pfizer's primary concern was the protection of patients in the U.S. who rely upon the safety and integrity of our products.

The actions taken by Pfizer in Canada are to safeguard the integrity of the pharmaceutical supply system. Pfizer took those actions to help ensure the safety of consumers both in Canada and in the U.S. and to ensure that Canadian residents have an adequate and ongoing supply of Pfizer products. There is growing evidence that the pharmaceutical supply chain is being compromised by counterfeit medicines. Counterfeiting poses a very real and immediate threat to patients in both Canada and the U.S., making it a priority to control distribution channels for prescription medicines. All actions which Pfizer has taken in the Canadian marketplace are in full compliance with applicable legislation.

We understand that some Americans who do not have health coverage for prescription medicines fill their prescriptions through Internet pharmacies purporting to be from Canada. Buying drugs over the Internet involves significant safety risks, as described in our response to Item 5. But there is no need for Americans who do not have prescription drug coverage to take those risks in order to have affordable access to Pfizer medicines.

As previously described, Pfizer has in place access programs to provide Pfizer medicines to Americans without drug coverage, regardless of age or income, for free or at substantial savings. These programs offer patients and doctors choice and simplicity, and we encourage Americans to take advantage of them. More information about these programs may be obtained by calling 1-866-706-2400, or by logging on to our Website at www.pfizerhelpfulanswers.com.

Preparing a report as called for by the proposal would create an unnecessary expense and would therefore not be a productive use of the Company's resources.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 8—Shareholder Proposal Relating to the Separation of the Roles of Chair and CEO and Access to Pharmaceutical Products

RESOLVED: The shareholders of Pfizer, Inc. (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2005 shareholder meeting.

SUPPORTING STATEMENT

We believe in the principle of the separation of the roles of Chairman and Chief Executive Officer. This is a basic element of sound corporate governance practice. In addition, the lack of access to medicines has created a leadership crisis at our company which a separation of the Chair and CEO would begin to address.

We believe an independent Board Chair — separated from the CEO — is the preferable form of corporate governance. The primary purpose of the Board of Directors is to protect shareholder's interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company.

The Board will likely accomplish both roles more effectively by separating the roles of Chair and CEO. An independent Chair will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

A number of respected institutions recommend such separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address complex policy issues facing our company, foremost among them the crisis in access to pharmaceutical products.

Millions of Americans and others around the world have no access to our company's life-saving medicines. This is an emergency, and our company's charitable work, while laudable, is neither a sufficient nor strategic response. We believe an independent Chair and vigorous Board will bring greater focus to this ethical imperative, and be better able to forge solutions for shareholders and patients to address this crisis.

The current business model of the pharmaceutical sector is undergoing significant challenges. The industry has generated substantial revenue from American purchasers, who pay higher prices for medicines than people in other developed countries. Pressure on drug pricing and dependence on this business model may impact our company's long-term value.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution.

YOUR COMPANY'S RESPONSE

The proponent's supporting statement combines a call for the separation of the roles of Chairman and Chief Executive Officer with a concern about lack of access to medicines. As described in our response to the proposal discussed in Item 4, Pfizer is committed to providing access to its products. The programs described in that response are part of Pfizer's strategic business plan to address U.S. and international healthcare concerns, and as such, have the full support of the Board of Directors.

As to the separation of the roles of Chairman and Chief Executive Officer, Pfizer is and always has been committed to the highest standards of corporate governance, and for years has been a leader in this area. Our governance policies and practices have been broadly recognized by corporate governance rating services and academic commentators. As stated in Pfizer's Corporate Governance Principles:

> "It is the policy of the Company that the positions of Chairman of the Board and Chief Executive Officer be held by the same person, except in unusual circumstances. This combination has served the Company well over a great many years."

An underlying premise of the proposal appears to be that the CEO's service as Chairman could impair the Board's independence. This premise does not reflect our experience over many years at Pfizer, where the Board is fully independent and steadfast in protecting shareholder interests. Thirteen of Pfizer's fifteen Directors meet the independence criteria set forth in Pfizer's Director Qualification Standards, which are included in Annex 1 to this Proxy Statement. (The other two directors are Pfizer's present and immediate past Chairman and CEO.) These Standards are more rigorous than the independence requirements of the New York Stock Exchange listing standards.

In addition, the Audit, Corporate Governance and Compensation Committees of the Board are comprised solely of independent Directors and, in accordance with Pfizer's Corporate Governance Principles, the Chairs of such Committees "each preside as the Chair at meetings or executive sessions of the outside Directors at which the principal items to be considered are within the scope of the authority of his or her committee." Such executive sessions or meetings, without management present, are held regularly (at least four times a year). In fact, seven executive sessions were held in 2004. All of these policies support a staunchly independent Board.

Despite the proponent's clear preference for a separate Chairman and CEO, there is no consensus in the U.S. that such a separation of roles is a governance best practice. Over two thirds of Fortune 500 companies combine the role of Chairman and CEO. There is no "one size fits all" practice in this area. As stated in Pfizer's Corporate Governance Principles, the combination of the roles of Chairman and CEO has served Pfizer well over a great many years. In view of the strong independence of the Board of Directors, we can see no reason for a separation of the Chairman and CEO roles.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Long-Term Compensation — Awards: Restricted Stock Awards[3] ($)	Securities Underlying Options (#)	Payouts: LTIP Payouts[4] ($)	All Other Compensation[5] ($)
Dr. McKinnell Chairman and CEO	2004	2,224,900	3,986,300	19,482	4,292,181	525,000	5,829,120	307,454
	2003	2,042,700	4,607,400	19,534	0	1,000,000	2,786,978	249,390
	2002	1,809,900	3,499,300	25,518	0	900,000	4,995,648	205,915
Ms. Katen Vice Chairman and President, Pfizer Human Health	2004	1,158,300	1,274,100	7,459	2,326,218	350,000	3,307,392	117,751
	2003	1,086,700	1,434,400	10,459	326,840	275,000	1,510,448	103,631
	2002	984,100	1,240,200	22,039	0	250,000	2,695,392	90,871
Mr. Shedlarz Vice Chairman	2004	966,500	1,005,200	11,405	1,873,326	275,000	2,521,728	90,432
	2003	889,133	1,043,100	8,108	260,866	225,000	1,216,379	79,922
	2002	834,000	886,900	19,471	0	200,000	2,328,480	70,369
Mr. Kindler Vice Chairman and General Counsel	2004	887,300	869,600	7,388	792,561	225,000	1,319,472	80,496
	2003	827,900	901,500	8,254	248,989	200,000	857,703	68,962
	2002	725,000	704,600	30,258	798,000	150,000	0	621,934[6]
Dr. LaMattina Senior V.P.; President, Pfizer Global Research and Development	2004	820,000	705,200	512	1,024,154	175,000	1,622,016	63,760
	2003	677,250	596,900	0	199,303	100,000	664,998	50,353
	2002	630,800	441,700	3,636	508,500	100,000	1,263,024	49,452

(1) The amounts shown in this column constitute the Annual Incentive Awards made to each Named Executive Officer based on the Board's evaluation of each officer's performance. These awards are discussed in further detail in the Compensation Committee Report.

(2) The amounts shown in this column represent tax payments made by us on behalf of each Named Executive Officer relating to his or her use of Company transportation. In 2004, the amounts also included tax payments relating to a holiday gift. For Mr. Kindler, in 2002 and 2003 the amounts also include tax payments relating to temporary housing costs incurred in connection with his relocation.

(3) The amounts shown in this column represent the dollar value of the grant of restricted stock based on the value of the Company's common stock on the grant date. All grants of restricted stock were made under our 2001 Stock and Incentive Plan or its predecessor Plan.

On March 25, 2004, Dr. McKinnell received a grant of 125,100 shares of common stock, Ms. Katen received a grant of 67,800 shares of common stock, Mr. Shedlarz received a grant of 54,600 shares of common stock, Mr. Kindler received a grant of 23,100 shares of common stock and Dr. Lamattina received a grant of 29,850 shares of common stock. The dollar values shown above are based on the closing price of our common stock ($34.31) on March 25, 2004. These restricted stock grants vest on March 25, 2007. Dividends on these restricted shares are reinvested in Pfizer common stock. As of December 31, 2004, this reinvestment resulted in the following amounts of additional shares of stock: 2,067 for Dr. McKinnell, 1,120 for Ms. Katen, 902 for Mr. Shedlarz, 381 for Mr. Kindler and 493 for Dr. LaMattina.

On February 27, 2003, Ms. Katen received a grant of 11,117 shares of common stock, Mr. Shedlarz received a grant of 8,873 shares of common stock, Mr. Kindler received a grant of 8,469 shares of common stock, and Dr. LaMattina received a grant of 6,779 shares of common stock. The dollar values shown above are based on the closing price of our common stock ($29.40) on February 27, 2003. These restricted stock grants vest on February 27, 2006. Dividends on these restricted shares are reinvested in Pfizer common stock. As of December 31, 2004, this reinvestment resulted in the following amounts of additional shares of common stock: 394 shares for Ms. Katen, 314 shares for Mr. Shedlarz, 300 shares for Mr. Kindler and 240 shares for Dr. LaMattina.

On July 1, 2002, Dr. LaMattina received a grant of 15,000 shares of common stock. The dollar value shown above is based on the closing price of our common stock ($33.90) on July 1, 2002. The restricted stock grant vests on July 1, 2007. Dividends are paid during the restricted period on these restricted shares.

On January 2, 2002, Mr. Kindler received a grant of 20,000 shares of common stock. The dollar value shown above is based on the closing price of our common stock ($39.90) on January 2, 2002. This restricted stock grant vests one fifth, each year, beginning on January 2, 2003. Dividends are paid during the restricted period on these restricted shares.

As of December 31, 2004, the aggregate number of shares of restricted stock held by the Named Executive Officers, and the dollar value of such shares, was: Dr. McKinnell, 127,167 shares ($3,419,521); Ms. Katen, 80,431 shares ($2,162,790); Mr. Shedlarz, 64,689 shares ($1,739,487); Mr. Kindler, 44,250 shares ($1,189,883); and Dr. LaMattina, 52,362 shares ($1,408,014). The dollar values are based on the closing price of our common stock ($26.89) on December 31, 2004.

(4) The 2004 payout represents the dollar market value of shares of our common stock on February 24 , 2005 (the payment date), earned under the Company's 2001 Performance-Contingent Share Award Plan and the previous Performance-Contingent Share Award Program based on the closing sales price of our common stock ($26.40) on the New York Stock Exchange on that date. The number of Performance-Contingent Shares awarded to each Named Executive Officer was as follows: Dr. McKinnell, 220,800 shares; Ms. Katen, 125,280 shares; Mr. Shedlarz, 95,520 shares; Mr. Kindler, 49,980 shares; and Dr. LaMattina, 61,440 shares; and all Executive Officers as a group, 741,570 shares.

(5) *The amounts shown represent Company matching funds under the Pfizer Savings Plan (a tax-qualified* retirement savings plan) and related Supplemental Plan, which are discussed under the heading "Employee Benefit and Long-Term Compensation Plans."

(6) The amount shown also includes a $450,000 sign-on payment as well as $43,141, the value of housing provided by Pfizer to Mr. Kindler, and $120,085 for costs relating to his relocation.

Valuation of Perquisites

The Company provided certain perquisites to senior management in 2004 as summarized below.

Company Aircraft

With the approval of the CEO and Chairman, the Company's aircraft were used in the following situations:

- Members of the Pfizer Leadership Team (the Company's senior management team prior to March 3, 2005) were allowed to use the aircraft for business purposes. The Pfizer Leadership Team (PLT) consisted of the Named Executive Officers and four other senior leaders;
- A spouse/partner was allowed to accompany the PLT member on the aircraft for Pfizer business purposes;
- Up to 20 hours of personal use of each type of aircraft (fixed wing and helicopter) were allowed for use by the PLT members and guests each year. In 2004, the CEO used one hour and the remaining eight members of the PLT collectively used 44 hours of personal aircraft time.

As a result of the recommendations contained in an independent, third-party security study, the Board of Directors passed a resolution requiring that Dr. McKinnell use Company aircraft for personal travel. Under Internal Revenue Service (IRS) regulations, if there is an independent, third-party security study, such personal use is valued at two times the Standard Industry Fare Level (SIFL) rates, as published by the IRS. In 2004, for compensation disclosure purposes, we valued Dr. McKinnell's personal use of Company aircraft at this multiple of the SIFL rate. For all other PLT members, personal use of an airplane was valued at four times the SIFL rate and helicopter use was valued at three times that rate.

In 2005, we will value the personal use of Company aircraft, for purposes of compensation disclosure, using a method that takes into account:

- Landing/Parking/Flight planning services expenses;
- Crew travel expenses;
- Supplies and catering;
- Aircraft fuel and oil expenses per hour of flight;
- Aircraft accrual expenses per hour of flight;
- Maintenance, parts & external labor (inspections and repairs) per hour of flight;
- Any customs, foreign permit and similar fees; and
- Passenger ground transportation.

Car and Driver

For all executive officers, based on IRS regulations, personal use of a Company-leased car has been valued at the cost of the annual lease for compensation disclosure purposes. The policy on the use of the cars for 2004 is outlined below:

- Cars and drivers were available to all PLT members for business reasons;
- For security reasons cars and drivers were available to the CEO for personal use, and available to three other Named Executive Officers for commutation;
- For personal use by the CEO and commutation for the three other Named Executive Officers as noted above, the cost of the cars and fuel were imputed as income and grossed up for all taxes. The cost of the drivers was not charged as income due to security reasons.
- A spouse/partner of a PLT member, if unaccompanied by the PLT member, was allowed to use a Company-leased car for Pfizer business purposes only.

Other Perquisites

The Company provides a taxable allowance of up to $10,000 to our executive officers for financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual charge for the services.

The Company does not provide or reimburse for country club memberships for any officers. We do maintain a limited number of memberships that may be used for business purposes. Home security systems were available to the members of the PLT.

The aggregate value of all perquisites received by each of the Named Executive Officers did not exceed $50,000 in 2004, 2003 or 2002.

Total Options Exercised in 2004 and Year-End Values

This table provides information for options exercised by each of the Named Executive Officers in 2004 and the number and value (stock price less exercise price) of the remaining options held by those executive officers at year-end, using the average ($27.04) of the high and low trading prices of our common stock on December 31, 2004.

			Number of Securities Underlying Unexercised Options Held at 12/31/04		Value of Unexercised In-The-Money Options at 12/31/04	
Name	Shares Acquired On Exercise (#)	Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Dr. McKinnell.	0	0	2,629,158	2,811,000	15,096,811	0
Ms. Katen	0	0	1,173,450	980,000	4,020,360	0
Mr. Shedlarz	0	0	872,612	804,000	338,910	0
Mr. Kindler.	0	0	0	575,000	0	0
Dr. LaMattina	6,072	179,185	441,250	428,000	119,922	0

Option Grants in 2004

This table shows all options to purchase our common stock granted to each of our Named Executive Officers in 2004 and the potential value of such grants at stock price appreciation rates of 0%, 5% and 10%, compounded annually over the maximum ten-year term of the options. Also shown is the potential value of all outstanding shares of common stock held by our shareholders as of December 31, 2004, using the exercise price of $37.15 and the same appreciation rates and compounded over a ten-year period. The 5% and 10% rates of appreciation are required to be disclosed by SEC rules and are not intended to forecast possible future appreciation, if any, in our stock price.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)		
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)[2]	Expiration Date	0%	5%	10%
Dr. McKinnell	525,000[1]	0.57%	37.15	2/25/14	0	12,265,804	31,083,955
Ms. Katen	350,000[1]	0.38%	37.15	2/25/14	0	8,177,202	20,722,636
Mr. Shedlarz	275,000[1]	0.30%	37.15	2/25/14	0	6,424,945	16,282,071
Mr. Kindler	225,000[1]	0.25%	37.15	2/25/14	0	5,256,773	13,321,695
Dr. LaMattina	175,000[1]	0.19%	37.15	2/25/14	0	4,088,601	10,361,318
Potential Gain for All Shareholders at Assumed Appreciation Rates					0	174,611,848,273	442,500,706,445

(1) These options are exercisable, one-third on each anniversary date, beginning on February 26, 2007.

(2) The exercise price for all stock option grants is the fair market value of our common stock on the date of the grant.

Long-Term Incentive Plan Awards in 2004

This table provides information concerning the participation of the Named Executive Officers in the 2001 Performance-Contingent Share Award Plan. Subsequent to the granting of these awards, the 2001 Performance-Contingent Share Award Plan was replaced by the Pfizer Inc. 2004 Stock Plan. Under the 2001 Plan, the Named Executive Officers were awarded the right to earn shares of our common stock (Performance-Contingent Shares). Actual payouts of these Performance-Contingent Shares, if any, will be determined by a non-discretionary formula, which measures our performance over a five-year period using total shareholder return (including reinvestment of dividends) and growth in diluted earnings per share, measured over the performance period relative to the industry Peer Group. (The companies comprising this Peer Group are identified in this Proxy Statement as the "Old Peer Group" under the heading "Performance Graph.") If our minimum performance in both measures is below the threshold level relative to the Peer Group, then no Performance-Contingent Shares will be earned. To the extent the Company's performance on either or both measures exceeds the threshold performance level relative to the Peer Group, a varying amount of shares of common stock up to the maximum will be earned. These awards are also discussed in the Compensation Committee Report.

			Estimated Future Payouts Under Non-Stock-Price-Based Plans		
Name	Number of Shares[1]	Performance Period (or Other Period Until Maturation or Payment)	Threshold[2] (#)	Target (#)	Maximum (#)
Dr. McKinnell..........	*	01/01/04 - 12/31/08	26,500	265,000	441,700
Ms. Katen	*	01/01/04 - 12/31/08	9,870	98,700	164,500
Mr. Shedlarz	*	01/01/04 - 12/31/08	7,710	77,100	128,500
Mr. Kindler............	*	01/01/04 - 12/31/08	6,900	69,000	115,000
Dr. LaMattina	*	01/01/04 - 12/31/08	6,900	69,000	115,000

(1) The actual number of Performance-Contingent Shares that will be paid out at the end of the applicable period, if any, cannot be determined because the shares earned by the Named Executive Officers will be based upon our future performance compared to the future performance of the Peer Group.

(2) If our minimum performance in both measures is below the threshold level relative to the Peer Group, then no Performance-Contingent Shares will be earned. To the extent the Company's performance on either or both measures exceeds the threshold performance level relative to the Peer Group, a varying amount of shares of common stock up to the maximum will be earned.

Compensation Committee Report

Overview of Compensation Philosophy and Program

The Compensation Committee administers the Company's executive compensation program. The role of the Committee is to oversee Pfizer's compensation plans and policies, administer its stock plans (including reviewing and approving equity grants to executive officers) and annually review and approve all compensation decisions relating to executive officers, including those for the Chairman and CEO and the other executive officers named in the Summary Compensation Table (the "Named Executive Officers"). The Committee submits its decisions regarding compensation for the Chairman and CEO to the independent Directors of the Board for ratification.

The Compensation Committee's Charter reflects these various responsibilities, and the Committee and the Board periodically review and revise the Charter. The Committee's membership is determined by the Board and is composed entirely of independent Directors. There were ten meetings of the Committee in 2004, three of which involved executive sessions with no Pfizer employees present. The Executive Compensation group in Pfizer's Global Human Resources Department supports the Committee in its work. In addition, the Committee has the authority to engage the services of outside advisors, experts and others to assist the Committee. In accordance with the Committee's Charter, the Committee engages an independent compensation consultant, who does not advise the Company, to advise the Committee on all matters related to CEO and other executive compensation. The independent compensation consultant generally attends all of the Committee meetings.

General Compensation Philosophy

The Committee believes that compensation paid to executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and that such compensation should assist the Company in attracting and retaining key executives critical to its long-term success. To that end, it is the view of the Board that the total compensation program for executive officers should consist of the following:

- Salaries
- Annual incentive awards
- Long-term incentive compensation and
- Certain other benefits

It is the intent of the Committee that midpoint salary, target bonus levels and target annual long-term incentive award values be set at the median of the Peer Group and a select group of Fortune-100 companies, based on available survey data. The companies that comprised our Peer Group in 2004 are identified as our "Old Peer Group" under the heading "Performance Graph" later in this Proxy Statement. Where appropriate, the target position is adjusted to reflect Pfizer's scale and scope. For salary and bonus levels, these adjustments, if any, are generally based on differences in revenues and relative market cap. In 2004, long-term incentive target awards were positioned in the third quartile of the survey data. In 2005, the long-term incentive target awards have been repositioned to align with the median of the survey data.

Effective January 1, 2005, the Committee decided to modify the Peer Group as identified in the description of the "New Peer Group" under the heading "Performance Graph" later in this Proxy Statement. We believe that the companies included in the new pharmaceutical peer group are more reflective of the Company's core pharmaceutical business and will provide a more meaningful comparison of shareholder return.

The Committee also uses a general industry peer group consisting of about one half of the Fortune-100 companies that best align with our sales volume, cash flow and market capitalization, as well as with the nature of our business and workforce, in determining the competitive positioning of pay.

In addition to reviewing executive officers' compensation against the comparative groups, the Committee also considers recommendations from the Chairman and CEO regarding total compensation for those executives reporting directly to him. Management provides to the Committee historical and prospective breakdowns of the total compensation components for each executive officer.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), places a limit of $1,000,000 on the amount of compensation that Pfizer may deduct in any one year with respect to each of its five most highly paid executive officers. There is an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. Annual incentives, stock option awards and Performance-Contingent Share awards generally are performance-based compensation meeting those requirements and, as such, are fully deductible. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible.

Total Compensation

The Company intends to continue its strategy of compensating its executives through programs that emphasize performance-based incentive compensation. To that end, executive compensation is tied directly to the performance of the Company and is structured to ensure that, due to the nature of the business, there is an appropriate balance between the long-term and short-term performance of the Company, and also a balance between Company financial performance and shareholder return. For 2004, the actual total compensation of the Named Executive Officers generally fell within the third quartile of total compensation paid to executives holding equivalent positions in the peer group companies. The Committee believes that this position was consistent with Company financial performance and the individual performance of each of the Named Executive Officers.

Salaries

The 2004 salaries of the Named Executive Officers are shown in the "Salary" column of the Summary Compensation Table. Salaries for executive officers are reviewed on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary are based on subjective evaluation of such factors as the individual's level of responsibility, performance and level of pay compared to Company peer group pay levels. Merit increases normally take effect on April 1st of each year. The members of the former Pfizer Leadership Team - the senior management team prior to March 3, 2005 which consisted of the Named Executive Officers and four other senior officers - will not receive salary increases in 2005 because of the anticipated need for cost control measures in 2005.

Executive Annual Incentive Awards

In 1997, the Board of Directors adopted, and the shareholders approved, the Pfizer Inc. Executive Annual Incentive Plan. Under the terms of this Plan, a maximum award of 0.3% of Plan Adjusted Net Income, as defined in the Plan, (which definition is included in the discussion of the Plan under the heading "Employee Benefit and Long-Term Compensation Plans" later in this Proxy Statement) was established for each employee participating in the Plan. This maximum exceeds the current level of Annual Incentive Awards made by the Committee, and the Committee will continue to base the awards on Company and individual performance criteria within the established maximum.

Annual incentive awards are determined as a percentage of each executive officer's base salary. The Committee determines the performance measures and other terms and conditions of awards for executive officers covered under the Executive Annual Incentive Plan. For 2004, the bonus targets for executive officers ranged from 60% to 125% of base salary depending on the officer's position.

Under the Executive Annual Incentive Plan, the target bonus is established through an analysis of compensation for comparable positions in the peer group companies, and is intended to provide a competitive level of compensation when the executive officers achieve their performance objectives as approved by the Committee. The total bonus award is determined according to each executive officer's level of achievement against his or her individual financial and strategic performance objectives. The Annual Incentive Awards for 2004 paid to each of the Named Executive Officers are shown in the "Bonus" column of the Summary Compensation Table.

Long-Term Incentive Compensation

The Committee believes that equity-based compensation ensures that the Company's executive officers have a continuing stake in the long-term success of the Company.

In 2004, Dr. McKinnell and the other executive officers participated in the Company's long-term incentive compensation program, which generally consists of stock options and performance-contingent share awards. The annual total long-term incentive target value is divided evenly, so that half of the value is delivered in stock options and half is delivered in performance-contingent share awards.

(a) Stock Options

The Committee granted stock options to each executive officer in February 2004 under the Company's 2001 Stock and Incentive Plan.

The Company granted stock options to executive officers with a cumulative option price of up to $100,000 as incentive stock options and the remainder as non-qualified stock options, both with an exercise price equal to the fair market value of the Common Stock on the date of grant. Accordingly, those stock options will have value only if the market price of the Common Stock increases after that date. In determining the size of stock option grants to executive officers, the Committee bases its decisions on such considerations as similar awards to individuals holding comparable positions in our comparative groups, Company performance against the strategic plan, and individual performance against the individual's objectives, as well as the allocation of overall share usage attributed to executive officers. Actual stock option awards can range from zero to two times the target awards based on individual performance.

The Named Executive Officers were awarded the number of stock options shown in the table headed "Option Grants in 2004." As shown in the table, the stock option grants vest ratably on the third, fourth and fifth anniversary of the stock option grant.

(b) Performance-Contingent Share Awards

The Committee established awards for executive officers, including the Named Executive Officers, for the 2004-2008 performance period under the 2001 Performance-Contingent Share Award Plan. These awards are determined according to each participant's salary level, based on competitive survey data, and do not vary based on individual performance. Payments pursuant to the awards are determined by using a non-discretionary formula comprised of the following two performance criteria measured over the applicable performance period relative to the performance of the Peer Group:

- total shareholder return; and
- diluted earnings per share growth.

The performance formula weighs these two criteria equally. If our performance in both measures is below the threshold level relative to the Peer Group, then no performance-contingent shares will be earned. To the extent that the Company's performance on either or both measures exceeds the threshold performance level relative to the Peer Group, a varying amount of shares of common stock up to the maximum will be earned.

The number of performance-contingent shares that the Named Executive Officers may earn at the end of the five-year performance period 1/1/2004-12/31/2008 is shown in the table headed "Long-Term Incentive Plan Awards in 2004." The payout from the Performance-Contingent Share Award program can range from zero to 167% of the target awards based on Company performance versus our Peer Group as discussed later in this Report.

The total number of shares earned by each of the Named Executive Officers for the performance periods ending December 31, 2004 is shown in footnote 4 to the "LTIP Payouts" column of the Summary Compensation Table. In reviewing the Company's performance relative to the Peer Group and the resulting awards under the program for the performance periods ending on December 31, 2003, the Committee determined that the reduction in the program awards due to the Pharmacia purchase accounting-related costs was inappropriate. Therefore, the Committee granted shares of restricted stock under the 2001 Pfizer Stock and Incentive Plan to the program participants, based on the difference in the actual program awards and the awards that would have been earned if the financial impact of non-cash charges associated with the acquisition were excluded. The resulting restricted stock grants are shown on the 2004 compensation line in the Summary Compensation Table, as required by the Proxy reporting rules, although these awards are related to the LTIP award shown on the 2003 compensation line. By including the disclosed value of the stock option grants and aligning the restricted stock awards with the related 2003 LTIP Payouts, as shown in the following table, the results more closely illustrate the value of the 2003 and 2004 long-term incentive awards.

		Value of Stock Option Grant*	Restricted Stock Awards	LTIP Payout	Total
Dr. McKinnell	2004	$3,612,000	$0	$5,829,120	$9,441,120
	2003	$7,350,000	$4,292,181**	$2,786,978	$14,429,159
Ms. Katen	2004	$2,408,000	$0	$3,307,392	$5,715,392
	2003	$2,021,250	$2,326,218**	$1,510,448	$5,857,916
Mr. Shedlarz	2004	$1,892,000	$0	$2,521,728	$4,413,728
	2003	$1,653,750	$1,873,326**	$1,216,379	$4,743,455
Mr. Kindler	2004	$1,548,000	$0	$1,319,472	$2,867,472
	2003	$1,470,000	$792,561**	$857,703	$3,120,264
Dr. LaMattina	2004	$1,204,000	$0	$1,622,016	$2,826,016
	2003	$735,000	$1,024,154**	$664,998	$2,424,152

* Values of the 2004 and 2005 stock option grants are based on the Black-Scholes option pricing model disclosed in the Company's Financial Statements for 2004 and 2003, respectively, that are included in the Company's 2004 Financial Report.

** Granted in 2004.

Other Benefits

The Company provides the Pfizer Retirement Annuity Plan, the Pfizer Savings Plan and their related supplemental (restoration) plans. These plans are described later in the Proxy Statement under the heading "Employee Benefit and Long-Term Compensation Plans." The Company also provides other benefits such as medical, dental and life insurance to each Named Executive Officer, in a similar fashion to those provided to all other U.S.-based Pfizer employees. The Company also provides the opportunity to defer, as shares, performance-contingent share awards that are earned and otherwise would be paid under that program. Annual incentives, as shown in the Bonus column of the Summary Compensation Table, may also be deferred into a Pfizer unit fund or a fund earning 120% of the Federal Long-Term rate. These deferral opportunities are available to U.S.-based Performance-Contingent Share Award program participants, as well as to certain participants in other countries.

Perquisites, such as personal use of the Company aircraft, are made available to the Named Executive Officers and to certain other senior executives, as described under the heading "Valuation of Perquisites" earlier in the Proxy Statement.

Stock Ownership Program

The Company maintains stock ownership requirements for its executive officers and other executives. "Stock ownership" is defined to include stock owned by the officer directly, stock owned indirectly through the Company's Savings Plan, and stock awarded pursuant to the Performance-Contingent Share Award program and subsequently deferred. Under the current guidelines of the program established by the Committee, employee Directors (currently, Dr. McKinnell) are required to own Company common stock equal in value to at least five times their annual salaries. The program also extends to the other Named Executive Officers and other elected Corporate Officers who are required to own Company common stock equal in value to at least four times their annual salaries. All other participants in the Performance-Contingent Share Award program are required to own an amount equal in value to three times their annual salaries. The Committee has also established milestone guidelines that are used to monitor progress over time toward the full five-year targets as described above.

The Committee has determined that, as of December 31, 2004, all Named Executive Officers have met their milestone guidelines and all other employees covered by this program have met or are making significant progress toward their milestone guidelines.

Evaluation of Executive Performance in 2004 and CEO Compensation

The Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the performance of the Chairman and CEO and the Company's other executive officers.

In 2004, the Committee considered management's continuing achievement of its short and long-term goals versus its strategic imperatives, including Dr. McKinnell's objectives which are as follows:

- Achieve specific revenue, EPS, net income and merger-related synergy goals
- Increase the number of products through research and development
- Adapt to our new scale
- Ensure that appropriate strategies and resources are in place to influence the external environment and mitigate any negative impact from increasing regulatory and legislative pressures, as well as maintain Pfizer's premier leadership in corporate governance.
- Ensure that our employees are organized, trained and motivated to function at the high levels of performance required to sustain the Company's leadership position.

The Committee based their compensation decisions for Dr. McKinnell on their assessment of his performance versus his financial and strategic objectives. This assessment included a review of significant accomplishments and strong business performance in an exceptionally challenging and dynamic environment, as well as stock price performance during 2004. The Company's revenues increased 17% - from $44.7 billion to $52.5 billion – in 2004, while net income increased from $3.9 billion to $11.4 billion and diluted EPS increased from $.54 to $1.49. Adjusted income for the full year grew 31%. Adjusted income is defined as net income before discontinued operations, the cumulative effect of changes in accounting principles, significant impacts of purchase accounting for acquisitions, merger-related costs and certain significant items. (see Appendix A of this document for our 2004 Financial Report which contains a reconciliation of adjusted income to our net income, as reported under U.S. GAAP. Such reconciliation is included in the "Adjusted Income" section of the Financial Review portion of our 2004 Financial Report). Within the Global Pharmaceutical business, fifteen of the Company's marketed products were number one in their respective therapeutic categories, including five of the world's 25 top-selling medicines and the most widely prescribed medicine in the world – Lipitor. The Global Research & Development organization delivered extraordinary productivity, including seven New Drug Applications, setting a standard for industry output, and 19 compounds moving into phase II trials. At the same time, the Company completed the remaining elements of the Pharmacia integration and achieved $3.6 billion in merger-related synergy savings.

In April, 2004, Dr. McKinnell began receiving a salary of $2,270,500, which reflected his 2003 year-end merit increase. His 2004 full-year salary earned was $2,224,900. For 2005, his salary will remain at $2,270,500.

The Committee determined the extent to which Dr. McKinnell's performance goals were achieved and approved an Annual Incentive Award of $3,986,300, which was 176% of his base salary. This award was approved by the Committee and ratified by the Board.

Dr. McKinnell earned 220,800 shares for the 2000-2004 Performance-Contingent Share Award performance period, and the number of Performance-Contingent shares that Dr. McKinnell may earn at the end of the five-year performance period 1/1/2004-12/31/2008 will range from 0 to 441,700.

For 2004, the Committee reduced the target stock option award for Dr. McKinnell by 40% and correspondingly increased his target performance-contingent share award to emphasize the importance of Company performance on both measures (total shareholder return and change in earnings per share) relative to the performance of the Peer Group. The target awards for Dr. McKinnell in 2004 were 300,000 stock options and 265,000 performance-contingent shares. He received 525,000 stock options and the performance-contingent share award payout will be determined at the end of the five-year performance period.

The Compensation Committee:

Mr. Burns (Chair through 2004)
Mr. Lorch
Dr. Mead (Chair effective January 1, 2005)
Mr. Raines

Performance Graph

For 2004, Pfizer's peer group was comprised of Abbott Laboratories, Baxter International Inc., Bristol-Myers Squibb Company, Colgate-Palmolive Company, Eli Lilly and Company, Johnson & Johnson, Merck and Co., Inc., Schering- Plough Corporation, and Wyeth (Old Peer Group)[1]. In 2005, the Company elected to change its peer group to include the following companies: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson, Merck and Co., Inc., Schering-Plough Corporation and Wyeth (New Peer Group).

We believe that the companies included in the New Peer Group are more reflective of the Company's core business, and, therefore, will provide a more meaningful comparison of stock performance.

The graph below compares our total shareholder returns (assuming reinvestment of dividends) with the Standard and Poor's Composite Stock Index (S&P 500) and the industry peer groups described above. We have included the New Peer Group in the graph to show what the comparison to those companies would have been if the New Peer Group had been in place from 1999 to 2004. The Old Peer Group and New Peer Group consolidations were done on a weighted average basis (market capitalization basis, adjusted at the beginning of each year).

The graph assumes $100 invested at the per-share closing price of the common stock on the New York Stock Exchange Composite Tape on December 31, 1999, in Pfizer and each of the indices.



150
100
50
0
1999
2000
2001
2002
2003
2004
PFIZER
PEER GROUP (Old)
PEER GROUP (New)
S&P 500

	1999	2000	2001	2002	2003	2004
PFIZER	100.0	143.1	125.2	97.5	114.8	89.2
PEER GROUP (Old)	100.0	131.0	113.1	88.2	91.1	92.8
PEER GROUP (New)	100.0	124.3	107.7	84.4	96.1	96.6
S&P 500	100.0	90.9	80.1	62.4	80.3	89.0

[1] Pfizer merged with Warner-Lambert Company in 2000. Warner-Lambert Company was included as part of our Peer Group in 1999. Pharmacia & Upjohn, Inc. merged with Monsanto Company to form Pharmacia Corporation in 2000. Pfizer merged with Pharmacia Corporation in 2003. Pharmacia was included as part of our Peer Group from 1999 to 2002.

Equity Compensation Plan Information

This table provides certain information as of December 31, 2004 with respect to our equity compensation plans:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	454,589,984[1]	$35.41	474,854,000[2]
Equity compensation plans not approved by security holders	0	N/A	0
Total	454,589,984	$35.41	474,854,000

[1] This amount includes the following:

- 438,837,584 shares issuable upon the exercise of outstanding stock options.
- 11,670,000; 3,786,000 and 296,400 shares, respectively, issuable pursuant to outstanding share awards that have been granted under the Pfizer Inc. 2001 Performance-Contingent Share Award Plan, the previous Pfizer Inc. Performance-Contingent Share Award Program and the Pfizer Inc Stock and Incentive Plan, but not yet earned as of December 31, 2004. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by a non-discretionary formula that measures our performance, in terms of total shareholder return and diluted earnings-per-share growth, over the applicable performance period relative to the performance of the industry peer group. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).

[2] This amount represents the number of shares available (474,854,000) for issuance pursuant to stock options and awards that could be granted in the future under the Pfizer Inc. 2004 Stock Plan. In accordance with plan provisions, any option granted under the Plan will reduce the available number of shares on a one-to-one basis and any whole share award granted will reduce the available number of shares on a three-to-one basis.

On April 16, 2003, Pfizer acquired Pharmacia Corporation and assumed various stock-based plans. No subsequent grants will be made from any of these plans. As of December 31, 2004, under the Pharmacia 2001 Long-Term Incentive Plan, 59,829,363 shares were issuable upon the exercise of outstanding stock options, including 10,296,965 outstanding reload options, at a weighted average exercise price of $30.63. The reload obligations will be satisfied under this plan from the 13,139,468 shares available. In addition, under the other assumed Pharmacia plans, as of December 31, 2004, there were 91,894,119 shares issuable upon the exercise of outstanding stock options, and those options had a weighted average exercise price per share of $30.11. Information regarding these various options is not included in the above table.

On June 19, 2000, Pfizer acquired Warner-Lambert Company and assumed stock options outstanding under various Warner-Lambert plans pursuant to which no subsequent awards have been or will be made. As of December 31, 2004, there were 44,578,751 shares issuable upon the exercise of stock options under these plans, and those options had a weighted average exercise price per share of $19.90. In addition, 377,793 shares were issuable pursuant to the Warner-Lambert 1996 Stock Plan in settlement of Warner-Lambert Directors' compensation that had been deferred by certain former Warner-Lambert Directors prior to Pfizer's acquisition of Warner-Lambert. Information regarding those options and shares is not included in the above table.

Employee Benefit and Long-Term Compensation Plans

Pfizer Retirement Annuity Plan

The Pfizer Retirement Annuity Plan (the Retirement Plan) is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers certain employees, including the Named Executive Officers. Benefits under the Retirement Plan are based upon the employee's years of service and the employee's highest average earnings for a five calendar-year period with us and/or our "Associate Companies," and are payable after retirement in the form of an annuity or a lump sum. Earnings covered by the Retirement Plan are base pay, bonus, and restricted stock awards granted under the Company's previous Stock and Incentive Plan, and Performance-Contingent Share awards granted for performance periods beginning prior to January 1, 2001. Any restricted stock awards granted after April 26, 2001, and any Performance-Contingent Share awards for periods beginning on January 1, 2001 and later, are not counted as earnings covered by the Retirement Plan. The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2005, the annual limitation is $210,000.

Benefits under our Retirement Plan are calculated as an annuity equal to the greater of:

- 1.4 percent of the participant's highest final average earnings multiplied by years of service; or
- 1.75 percent of such earnings less 1.5 percent of Primary Social Security benefits multiplied by years of service.

Years of service under these formulas cannot exceed 35. Contributions to the Retirement Plan are made entirely by us and are paid into a trust fund from which the benefits of participants will be paid.

The Retirement Plan currently limits pensions paid under the Plan to an annual maximum of $170,000, payable at age 65. We also have an unfunded supplemental plan that provides out of our general assets an amount substantially equal to the difference between the amount that would have been payable under the Retirement Plan, in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amount actually payable under the Retirement Plan. In certain circumstances, we fund trusts established to secure obligations to make payments under the supplemental plan.

Pension Plan Table

The following table shows, for the final average compensation and years of service indicated, the annual pension benefit payable commencing upon retirement at age 65 under the present benefit formula of the Retirement Plan and its related supplemental plan. The estimated retirement benefits have been computed on the assumptions that:

- payments will be made in the form of a 50 percent joint and survivor annuity (and both the Retirement Plan member and spouse are age 65);
- during the period of employment the employee received annual compensation increases of six percent; and
- the employee retired as of December 31, 2004.

As of December 31, 2004, Dr. McKinnell had 34 years; Ms. Katen had 30 years; Mr. Shedlarz had 28 years; Mr. Kindler had 3 years; and Dr. LaMattina had 27 years under the Retirement Plan and the related supplemental plan.

			Years of Service		
Remuneration	15	20	25	30	35
$ 100,000	$ 16,567	$ 22,089	$ 27,612	$ 33,134	$ 38,656
500,000	99,973	133,297	166,621	199,946	233,270
1,000,000	204,230	272,307	340,384	408,461	476,537
2,000,000	412,745	550,327	687,909	825,490	963,072
3,000,000	621,260	828,347	1,035,433	1,242,520	1,449,607
4,000,000	829,775	1,106,366	1,382,958	1,659,550	1,936,141
5,000,000	1,038,290	1,384,386	1,730,483	2,076,579	2,422,676
7,500,000	1,559,577	2,079,436	2,599,295	3,119,154	3,639,013
10,000,000	2,080,864	2,774,485	3,468,107	4,161,728	4,855,349
12,500,000	2,602,151	3,469,535	4,336,918	5,204,302	6,071,686
15,000,000	3,123,438	4,164,584	5,205,730	6,246,876	7,288,023
16,500,000	3,436,210	4,581,614	5,727,017	6,872,421	8,017,824

Compensation covered by the Retirement Plan and its related supplemental plan for the Named Executive Officers equals the amounts set forth in the 2004 "Salary," "Bonus" and "LTIP Payouts" columns of the Summary Compensation Table, as well as restricted stock awards granted on or prior to April 26, 2001 and any additional Performance-Contingent Share Awards granted for performance periods beginning before January 1, 2001.

The Pfizer Inc. 2004 Stock Plan

Under the Pfizer Inc. 2004 Stock Plan, our employees may be granted stock options, stock awards (including restricted stock), stock appreciation rights, performance-contingent awards and other equity-based awards. The 2004 Stock Plan also provides the flexibility to grant equity-based awards to our Non-employee Directors.

Where an employee also is an executive corporate officer, the performance criteria for awards granted under the Plan are determined by the Compensation Committee. Any executive performance award is expected to have as a performance measure total shareholder return and also could include other measures such as: revenues, cost reductions, operating income, income before taxes, net income, adjusted net income, earnings per share, adjusted earnings per share, operating margins, working capital measures, return on assets, return on equity, return on invested capital, cash flow measures, market share, shareholder return, and/or economic value added, of the Company or the affiliate or division of the Company for or within which the participant is primarily employed.

Performance goals may be based on the achievement of specified levels of Company performance (or performance of an applicable affiliate or division of the Company) under one or more of the measures described above relative to the performance of other corporations or comparable businesses. The performance goals will be set by the Committee within the time period prescribed by, and will otherwise comply with, the requirements of Section 162(m) of the Internal Revenue Code.

This Plan was approved by our shareholders at our 2004 Annual Meeting and replaced the 2001 Stock and Incentive Plan and the 2001 Performance-Contingent Share Award Plan (the "2001 Plans").

2001 Stock and Incentive Plan

Under the 2001 Stock and Incentive Plan, our employees were granted stock options, stock awards (including restricted stock awards) and performance-based stock awards, as a result of either a general grant or an award based on having met certain performance criteria. Where an employee was an elected corporate officer, the performance criteria were determined by the Compensation Committee. Our Non-employee Directors were not eligible to participate in this Plan.

Options granted prior to April 22, 2004, were granted under the 2001 Stock and Incentive Plan. The Plan was replaced by the Pfizer Inc. 2004 Stock Plan, as described above, and no further options or awards will be granted under the 2001 Plan. However, outstanding awards and options granted under the 2001 Plan, or under our previous Stock and Incentive Plan, will continue to vest, and the options may be exercised, in the future.

2001 Performance-Contingent Share Award Plan

Under the 2001 Performance-Contingent Share Award Plan, participating employees were granted an opportunity by our Compensation Committee to earn shares of common stock, subject to attaining certain performance criteria. The performance formula was nondiscretionary and was comprised of two performance criteria:

- total shareholder return (including reinvestment of dividends); and
- growth in diluted earnings per share;

measured over the applicable performance period relative to the performance of the Peer Group. Our 100 highest-ranking employees were eligible to participate. All awards granted under the Plan were based upon a five-year performance period.

Awards granted under our previous Performance-Contingent Share Award Program were based on the same performance criteria described above.

Awards for performance periods beginning in 2004, as shown in the table under the heading "Long-Term Incentive Plan Awards in 2004" were granted under the 2001 Performance-Contingent Share Award Plan. After these awards were granted, the 2001 Performance-Contingent Share Award Plan was replaced by the 2004 Pfizer Inc. Stock Plan, as described above, and no further awards will be granted under the 2001 Plan. However, outstanding awards granted under the 2001 Plan, or under our previous Performance-Contingent Share Award Program, will continue to vest in the future.

Awards earned by the Named Executive Officers under the 2001 Performance-Contingent Share Award Plan and the previous award Program for the performance period ended December 31, 2004, are shown in the "LTIP Payouts" column of the Summary Compensation Table. Receipt of shares awarded under the current Plan and the previous Plan and Program may be deferred.

Executive Annual Incentive Plan

The Named Executive Officers and other senior employees participate in the Executive Annual Incentive Plan. The Plan is intended to ensure the tax deductibility of the bonus for the Company. The maximum individual annual bonus under this plan is 0.3% (three tenths of one percent) of Adjusted Net Income. The Annual Incentive Plan defines "Adjusted Net Income" to mean income before cumulative effect of accounting changes as shown on the audited Consolidated Statement of Income of the Company. If income before cumulative effect of accounting changes is not shown on the Statement, then Adjusted Net Income will mean net income as shown on the Statement. Receipt of bonuses paid from this Plan can be deferred until a later date or retirement. Such deferred bonuses may be invested under the Pfizer Inc. Deferred Compensation Plan in either a Pfizer unit fund (shares plus reinvested dividends) or a fund earning 120% of the federal long-term rate. As of December 31, 2004, this rate was 5.5%.

Warner-Lambert Company 1996 Stock Plan

Under the Warner-Lambert 1996 Stock Plan, as a result of our merger with Warner-Lambert, all stock options and restricted stock awards outstanding as of June 19, 2000, became immediately exercisable or vested.

Under this Plan, the Directors of Warner-Lambert could elect to defer any or all of the compensation they received for their services. These deferred amounts could have been credited to a Warner-Lambert Common Stock Equivalent Account (the Equivalent Account). That Equivalent Account was credited, as of the day the fees would have been payable, with stock credits equal to the number of shares of Warner-Lambert common stock that could have been purchased with the dollar amount of such deferred fees. The former Warner-Lambert Directors—Messrs. Burt, Gray, Howell, and Lorch—who joined our Board after the merger had deferred compensation and were entitled to Warner-Lambert stock credits in the Equivalent Account under this Plan. Upon the closing of the merger, these Warner-Lambert stock credits were converted into Pfizer stock equivalent units. These units will be payable in Pfizer common stock at various times in accordance with the individual's election. These units are described in footnote 1 to the table entitled "Securities Ownership of Officers and Directors."

Pfizer Savings Plan

Under the Pfizer Savings Plan (the Savings Plan), a tax-qualified retirement savings plan, participating employees may contribute up to 20 percent of compensation on a before-tax basis, or 15 percent of compensation on an after-tax basis, into their Savings Plan accounts. Total combined before-tax and after-tax contributions may not exceed 20 percent of regular earnings. In addition, under the Savings Plan, we match an amount equal to one dollar for each dollar contributed by participating employees on the first three percent of their regular earnings and fifty cents for each additional dollar contributed on the next three percent of their regular earnings. Our matching contributions generally are invested solely in our common stock. However, participants who are age 55 or older, with ten or more years of plan participation, may diversify portions of their matching contributions.

Effective for 2005, the Savings Plan limits the additions that can be made to a participating employee's account to $42,000 per year. "Additions" include our matching contributions, before-tax contributions made by us at the request of the participating employee under Section 401(k) of the Internal Revenue Code, and employee after-tax contributions.

Of those additions, the current maximum before-tax contribution is $14,000 per year (or $18,000 per year for certain participants age 50 and over). In addition, no more than $210,000 of annual compensation may be taken into account in computing benefits under the Savings Plan.

We have a Supplemental Savings Plan to pay out of general assets an amount substantially equal to the difference between the amount that, in the absence of legislation limiting such additions and the $210,000 limitation on earnings, would have been allocated to an employee's account as before-tax contributions, our matching contributions and the amount actually allocated under the Savings Plan.

In certain circumstances, we fund trusts established to secure obligations to make payments under the Supplemental Plan.

Amounts deferred, if any, under the Pfizer Savings Plan and the related Supplemental Plan by the Named Executive Officers are included in the "Salary" and "Bonus" columns of the Summary Compensation Table. Our matching contributions allocated to the Named Executive Officers under the Pfizer Savings Plan and the related Supplemental Plan are shown in the "All Other Compensation" column of the Summary Compensation Table.

Employment and Severance Agreements and Indemnification

Employment Agreement for Chief Executive Officer

In 2001, we entered into an employment agreement with Dr. McKinnell that provides for his employment as Chief Executive Officer of the Company through February 29, 2008. Dr. McKinnell's agreement provides that he will receive an annual base salary of at least $1,350,000, and will be eligible to receive an incentive bonus in accordance with the guidelines established by the Compensation Committee, as well as to participate in our executive benefit and incentive plans (including stock-based plans).

Under the terms of the agreement, if Dr. McKinnell's employment is terminated by reason of death, disability or retirement, he or his estate is entitled to receive (a) a payment equal to his base salary through the date of termination to the extent not already paid, (b) a prorated portion of his incentive bonus based on his prior year's incentive bonus, (c) his actual earned incentive bonus for any period not already paid, (d) amounts to which he is entitled under our benefit plans, (e) vesting of outstanding unvested stock options and other equity-based awards, and (f) continued coverage in our health benefit plans. If Dr. McKinnell's employment is terminated by the Company without cause or by Dr. McKinnell for good reason (as defined in the agreement), he is entitled to receive (a) a payment equal to his base salary earned but unpaid through the date of termination, a prorated portion of his incentive bonus based on the prior year's incentive bonus, and any incentive bonus amount earned but not yet paid, (b) a payment equal to his annual base salary plus the most recent year's incentive bonus multiplied by the greater of (i) two or (ii) the number of years remaining on the contract, (c) vesting of outstanding unvested stock options and equity-based awards, (d) benefits under all plans for a period of two years following termination, as well as vesting of all awards under the plans, and (e) continued coverage in the Company's health benefit plans.

If any payment or distribution by the Company to Dr. McKinnell is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he is entitled to receive from the Company a payment on an after-tax basis equal to the federal, state and local income and excise taxes imposed, and any penalties and interest. The agreement also contains provisions that restrict Dr. McKinnell's ability to engage in any business that is competitive with the Company's business for a period of one year following his retirement or termination for cause or without good reason or to solicit Company employees for a period of two years following such retirement or termination.

Severance Agreements

We have entered into severance agreements with our elected corporate officers, including each of the Named Executive Officers. The agreements continue through September 30 of each year, and provide that they are to be automatically extended in one-year increments unless we give prior notice of termination.

These agreements are intended to provide for continuity of management in the event of a change in control. The agreements provide that covered executive officers could be entitled to certain severance benefits following a change in control of the Company. If, following such a change in control, the executive officer is terminated for any reason, other than for disability or for cause, or if such executive officer terminates his or her employment for good reason (as defined in the agreements), then the executive officer is entitled to a severance payment that will be 2.99 times the greater of (i) the executive officer's base amount, as defined in the agreements or (ii) the sum of the executive officer's (a) base salary in effect at the time of termination and (b) the higher of the (x) last full-year annual incentive payment or (y) target annual incentive payment for the year in which termination occurs. The severance payment generally would be made in the form of a lump sum.

In addition, in the event of such a termination following a change in control, under the agreements each executive officer would receive a payout of all outstanding Performance-Contingent Share Awards that had been granted prior to the date of termination at the maximum amounts that could have been earned pursuant to the awards, along with all shares earned but deferred in accordance with the deferral feature of the Pfizer Inc. 2004 Stock Plan, the 2001 Performance-Contingent Share Award Plan and its predecessor Program. The executive officer also would receive a benefit payable from our general funds calculated using the benefit calculation provisions of our Retirement Annuity Plan and our unfunded Supplemental Retirement Plan with the following additional features:

- the executive officer would receive credit for an additional three years of service and compensation for purposes of calculating such benefit;
- the benefit would commence at age 55 (or upon the date of termination, if the executive officer is then over age 55) and for this purpose, three years would be added to the executive officer's age;
- such benefit would be further determined without any reduction on account of its receipt prior to age 65; and
- such benefit would be offset by any amounts otherwise payable under our Retirement Annuity Plan and unfunded Supplemental Retirement Plan.

The executive officer would also become vested in all other benefits available to our retirees. All restrictions on restricted stock awarded to such executive officer would lapse and all unvested options granted to such executive officer would vest and become exercisable for the remainder of the term of the option.

If a change in control occurs, the agreements are effective for a period of four years from the end of the then existing term. Under the severance agreements, a change in control would include any of the following events:

- any "person," as defined in the Securities Exchange Act of 1934, as amended, acquires 20 percent or more of our voting securities;
- a majority of our Directors are replaced in certain circumstances during a two-year period; or
- shareholders approve certain mergers, or a liquidation or sale of our assets.

In the event that any payments made in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Code, we will "gross up" the executive officer's compensation for all federal, state and local income and excise taxes and any penalties and interest.

In certain circumstances, we fund trusts established to secure our obligations to make payments under the severance agreements in advance of the time payment is due.

Indemnification

We indemnify our Directors and elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also entered into agreements with each of those individuals contractually obligating us to provide this indemnification to them.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF SHAREHOLDERS

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2006 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 10, 2005. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, and as permitted by the rules of the SEC, certain procedures are provided that a shareholder must follow to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for Director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2006 Annual Meeting no later than:

- 60 days in advance of the 2006 Annual Meeting if it is being held within 30 days preceding the anniversary of the date (April 28, 2005) of this year's Meeting; or
- 90 days in advance of the 2006 Annual Meeting if it is being held on or after the anniversary of the date of this year's Meeting.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2006 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 26, 2006. If we do not receive notice by that date, or if we meet other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when these matters are raised at the meeting.

The nomination must contain the following information about the nominee:

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the number of shares of common stock beneficially owned by the nominee;
- the information that would be required under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such nominee as a Director; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include:

- a brief description of the substance of, and the reasons for conducting, such business at the Annual Meeting;
- the shareholder's name and address as they appear on our records;
- the number of shares of common stock beneficially owned by the shareholder (with supporting documentation where appropriate); and
- any material interest of the shareholder in such business.

The Board is not aware of any matters that are expected to come before the 2005 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the Proxy Committee appointed by the Board of Directors intends to vote the proxies in accordance with their best judgment.

The chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.

If you vote by telephone, the call is toll-free. No postage is required for mailing in the United States.

By order of the Board of Directors,

Margaret M. Foran
Vice President—Corporate Governance
and Secretary
March 10, 2005

Director Qualification Standards

Determination of Independence

To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. These determinations will be made public annually prior to the directors standing for election to the Board. Except as otherwise noted below, the "Company" includes Pfizer Inc. and its consolidated subsidiaries. In each case, the Board shall broadly consider all relevant facts and circumstances and shall apply the following standards:

1. In no event will a director be considered "independent" if:

   (i) the director is, or has been within the last three years, an employee of the Company; or

   (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; or

   (iii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company (other than director's fees and pension or other forms of deferred compensation for prior service with the Company); or

   (iv) (A) the director or an immediate family member of the director is a current partner of the firm that is the Company's independent registered public accounting firm; or (B) the director is a current employee of such firm; or (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice, or (D) the director or an immediate family member of the director was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit within that time; or

   (v) an executive officer of the Company serves or served on the compensation committee of the board of directors of a company that, at the same time within the last three years, employs or employed either the director or an immediate family member of the director as an executive officer.

2. Audit Committee members may not have any direct or indirect financial relationship whatsoever with the Company other than as directors, and may not be affiliated persons of the Company. Audit committee members may receive directors' fees, in the form of cash, stock, stock units, stock options or other in-kind consideration ordinarily available to directors, and fixed amounts of compensation for prior service with the Company.

3. No director, or immediate family member of a director, may serve as a paid consultant or advisor to the Company or to any executive officer of the Company, or may have a personal services contract with the Company or with any executive officer of the Company.

4. The following commercial relationships will not be considered to be material relationships that would impair a director's independence: (i) if a director is a current employee, or an immediate family member of a director of the Company is a current executive officer of another company that does business with the Company and the annual sales to, or purchases from, the Company in any of the last three fiscal years were less than one percent of the annual revenues of the company the director or the director's immediate family

member serves as an executive officer or employee, as applicable; or (ii) if a director or an immediate family member of a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer.

5. The following not-for-profit relationship will not be considered to be a material relationship that would impair a director's independence: if a director of the Company, or a director's spouse, serves as an executive officer of a not-for-profit organization, and the Company's, or the Pfizer Foundation's discretionary charitable contributions to the organization, in the aggregate, are less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues.

6. Annually, the Board will review all commercial and charitable relationships of directors to determine whether directors meet the categorical independence tests described in paragraphs 4 and 5 .The Board may determine that a director who has a relationship that exceeds the limits described in paragraph 4 (to the extent that any such relationship would not constitute a bar to independence under the New York Stock Exchange listing standards) or paragraph 5, is nonetheless independent. The Company will explain in the next proxy statement the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth in paragraphs 4 or 5.

7. The Company will not make any personal loans or extensions of credit to directors or executive officers.

8. To help maintain the independence of the Board, all directors are required to deal at arm's length with the Company and its subsidiaries and to disclose circumstances material to the director that might be perceived as a conflict of interest.

Charter
Audit Committee

Status

The Audit Committee is a committee of the Board of Directors.

Membership

The Audit Committee shall consist of three or more directors all of whom in the judgment of the Board of Directors shall be independent in accordance with New York Stock Exchange listing standards. Each member shall in the judgment of the Board of Directors have the ability to read and understand the Company's basic financial statements or shall at the time of appointment undertake training for that purpose. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with New York Stock Exchange listing standards.

Purpose

The Audit Committee shall represent and assist the Board of Directors with the oversight of: (a) the integrity of the Company's financial statements and internal controls, (b) the Company's compliance with legal and regulatory requirements, (c) the independent registered public accounting firm's qualifications and independence and (d) the performance of the Company's internal audit function and the independent registered public accounting firm. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Responsibilities

1. Select and retain (subject to approval by the Company's stockholders), evaluate and terminate when appropriate, the independent registered public accounting firm, set the independent registered public accounting firm's compensation, oversee the work of the independent registered public accounting firm and pre-approve all audit services to be provided by the independent registered public accounting firm.
2. Pre-approve all permitted non-audit services to be performed by the independent registered public accounting firm and establish policies and procedures for the engagement of the independent registered public accounting firm to provide permitted audit and non-audit services.
3. At least annually, receive and review: (a) a report by the independent registered public accounting firm describing the independent registered public accounting firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board (PCAOB) review, of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent registered public accounting firm.
4. At least annually, consider the independence of the independent registered public accounting firm, including whether the provision by the independent registered public accounting firm of permitted non-audit services is compatible with independence, and obtain and review a report from the independent registered public accounting firm describing all relationships between the firm and the Company.

5. Review with the independent registered public accounting firm:

   (a) the scope and results of the audit; (b) any problems or difficulties that the auditor encountered in the course of the audit work, and management's response; and (c) any questions, comments or suggestions the auditor may have relating to the internal controls, and accounting practices and procedures, of the Company or its subsidiaries.

6. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the Company's Internal Audit Department, procedures for implementing accepted recommendations made by the independent registered public accounting firm, and any significant matters contained in reports from the Internal Audit Department.

7. Review with the independent registered public accounting firm, the Company's Internal Audit Department, and management: (a) the adequacy and effectiveness of the systems of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent registered public accounting firm or management), accounting practices, and disclosure controls and procedures (and management reports thereon), of the Company and its subsidiaries; and (b) current accounting trends and developments, and take such action with respect thereto as may be deemed appropriate.

8. Review with management and the independent registered public accounting firm the annual and quarterly financial statements of the Company, including: (a) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q with the Securities and Exchange Commission; (b) disclosures relating to internal controls over financial reporting; (c) the items required by Statement of Auditing Standards 61 as in effect at that time in the case of the annual statements and Statement of Auditing Standards 100 as in effect at that time in the case of the quarterly statements; and (d) meet to review the Company's specific disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in the Company's Form 10-K or 10-Q filed with the Securities and Exchange Commission.

9. Recommend to the Board of Directors, based on the review described in paragraphs 4 and 8 above, whether the financial statements should be included in the annual report on Form 10-K.

10. Review earnings press releases, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies (this function may be performed by the Chair or the full Committee).

11. Discuss Company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to the Company and major legislative and regulatory developments which could materially impact the Company's contingent liabilities and risks.

12. Review: (a) the status of compliance with laws, regulations, and internal procedures; and (b) the scope and status of systems designed to promote Company compliance with laws, regulations and internal procedures, through review of reports from management, legal counsel and third parties as determined by the Audit Committee.

13. Establish procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters, as well as for the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters.

14. Establish policies for the hiring of employees and former employees of the

independent registered public accounting firm.

15. Obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee, and receive appropriate funding from the Company, as determined by the Audit Committee, for the payment of compensation to any such advisors.
16. Conduct an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter.

Meetings

The Audit Committee shall meet at least six times each year and at such other times as it deems necessary to fulfill its responsibilities. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent registered public accounting firm. The Audit Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Report

The Audit Committee shall prepare a report each year for inclusion in the Company's proxy statement relating to the election of directors.

Charter
Corporate Governance Committee

Status

The Corporate Governance Committee is a committee of the Board of Directors.

Membership

The Corporate Governance Committee shall consist of directors all of whom in the judgment of the Board of Directors shall be independent in accordance with New York Stock Exchange listing standards.

Responsibilities

The Corporate Governance Committee is responsible for considering and making recommendations to the Board concerning the appropriate size, functions and needs of the Board. The Corporate Governance Committee may, at its sole discretion, engage director search firms and has the sole authority to approve the fees and other retention terms with respect to any such firms. The Corporate Governance Committee also has the authority, as necessary and appropriate, to consult with outside advisors to assist in their duties to the Company. This responsibility includes:

- developing and recommending to the Board the criteria for Board membership; candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership; and the ability to exercise sound judgment. Criteria considered include a candidate's scientific expertise; prior government service and experience at policy making levels involving issues affecting business, government, education, technology and areas relevant to the Company's global business.
- considering, recommending and recruiting candidates to fill new positions on the Board;
- reviewing candidates recommended by shareholders;
- conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and
- recommending the Director nominees for approval by the Board and the shareholders.

The Committee's additional functions are:

- to consider questions of possible conflicts of interest of Board members and of our senior executives;
- to monitor and recommend the functions of the various committees of the Board;
- to recommend members of the committees;
- to advise on changes in Board compensation;
- to make recommendations on the structure of Board meetings;
- to recommend matters for consideration by the Board;
- to consider matters of corporate governance and to review, at least annually, our Corporate Governance Principles;
- to consider, and review periodically, Director Qualification Standards;
- to review, periodically, our policy regarding the adoption of a Shareholder Rights Plan;
- to establish Director retirement policies;
- to review the functions of the senior officers and to make recommendations on changes;
- to review annually with the Chairman and Chief Executive Officer the job performance of elected corporate officers and other senior executives;
- to review the outside activities of senior executives;
- to review periodically with the Chairman and Chief Executive Officer the succession plans relating to positions held by elected corporate officers, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions;
- to oversee the evaluation of the Board and its committees;
- to prepare an annual performance evaluation of the Corporate Governance Committee; and
- to maintain an informed status on Company issues related to corporate social responsibility and the Company's participation and visibility as a global corporate citizen.

Charter
Compensation Committee

Status

The Compensation Committee is a committee of the Board of Directors.

Membership

The Compensation Committee shall consist of three or more directors all of whom in the judgment of the Board of Directors shall be independent in accordance with the New York Stock Exchange listing standards. In addition, a person may serve on the Compensation Committee only if the Board of Directors determines that he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code.

Purpose

The purposes of the Compensation Committee are (i) to discharge the responsibilities of the Board of Directors relating to compensation of the Company's CEO and other executives, and (ii) to produce an annual report on executive officer compensation for inclusion in the Company's annual proxy statement that complies with the rules and regulations of the Securities and Exchange Commission. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Duties and Responsibilities

The Compensation Committee is directly responsible for establishing annual and long-term performance goals and objectives for our elected officers. This responsibility includes:

(i) evaluating the performance of the CEO and other elected officers in light of the approved performance goals and objectives;

(ii) setting the compensation of the CEO and other elected officers based upon the evaluation of the performance of the CEO and the other elected officers, respectively;

(iii) making recommendations to the Board of Directors with respect to new cash-based incentive compensation plans and equity-based compensation plans; and

(iv) preparing an annual performance self-evaluation of the Compensation Committee.

In addition, the Compensation Committee:

(i) administers the Company's stock plans;

(ii) determines and certifies the shares awarded under corporate performance-based plans;

(iii) grants options and awards under the stock plans;

(iv) advises on the setting of compensation for senior executives whose compensation is not otherwise set by the Committee; and

(v) monitors compliance by officers with our program of required stock ownership.

In determining the long-term incentive component of the compensation of the Company's CEO and other elected officers, the Compensation Committee may consider: (i) the Company's performance and relative shareholder return; and, (ii) the value of similar incentive awards to chief executive officers and elected officers at comparable companies.

The Committee has the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

The Compensation Committee may, in its sole discretion, employ a compensation consultant to assist in the evaluation of the compensation of the Company's CEO or other elected officers. The Compensation Committee shall have the sole authority to approve the fees and other retention terms with respect to such a compensation consultant. The Compensation Committee also has the authority, as necessary and appropriate, to consult with other outside advisors to assist in its duties to the Company.

Meetings

The Compensation Committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities.

Charter
Science and Technology Committee

Status

The Science and Technology Committee is a committee of the Board of Directors.

Purpose

The Science and Technology Committee shall periodically examine management's direction and investment in the Company's pharmaceutical research and development and technology initiatives. The Committee will function as a broadly knowledgeable and objective group of scientists and non-scientists to consider and report periodically to the Board on matters relating to the investment in the Company's research and development and technology initiatives.

Membership

The Science and Technology Committee shall consist of three or more directors. At least one member of the Committee shall, in the judgment of the Board of Directors, have scientific research expertise. The Committee may engage external consultants, providing a broad range of expertise in both basic and clinical sciences, as well as technologies. Their individual service will extend for a one-year term, renewable at the discretion of the Science and Technology Committee of the Board.

Responsibilities

The Science and Technology Committee may meet privately with independent consultants and be free to speak directly and independently with any members of management in discharging its responsibilities.

The Committee shall meet at such times as it deems to be necessary or appropriate, but not less than twice each year, and shall report at the next Board meeting following each such committee meeting.

The Committee will conduct an annual evaluation of its effectiveness, to determine if the purpose and responsibilities are consistent with the guidelines of the Charter of the Science and Technology Committee, and are clearly aligned with the Company's strategic science and technology research goals and objectives.

In addition, the Committee will:

- review, evaluate and report to the Board of Directors regarding performance of the research leaders in achieving the long-term strategic goals and objectives and the quality and direction of the Company's pharmaceutical research and development programs.
- identify and discuss significant emerging science and technology issues and trends.
- determine whether there is sufficient and ongoing external review from world-class experts across both research and development, pertaining to the Company's therapeutic areas.
- review the Company's approaches to acquiring and maintaining a range of distinct technology positions (including, but not limited to, contracts, grants, collaborative efforts, alliances and venture capital).
- evaluate the soundness/risks associated with the technology in which the Company is investing its research and development efforts.
- periodically review the Company's overall patent strategies.

Appendix A
2004 Financial Report

[This Page Intentionally Left Blank]

Overview of Consolidated Operating Results

Our Business

We are a research-based, global pharmaceutical company that discovers, develops, manufactures and markets leading prescription medicines for humans and animals, as well as many of the world's best known consumer healthcare products. Our longstanding value proposition has been to prove that our medicines cure disease, and this will always be our core mission. But we have now expanded our value proposition to also show that our medicines can cure not only disease but also markedly improve health systems, by reducing overall healthcare costs, improving societies' economic well-being, and increasing effective prevention and treatment of disease.

Our Human Health segment represented 88% of our total revenues in 2004 and, therefore, developments relating to the pharmaceutical industry can have a significant impact on our operations.

Our 2004 Performance

Despite a difficult operating environment, our global human health business delivered solid performance in 2004. Our scale provides us with the ability to support a large in-line portfolio with strong medical, marketing, and sales efforts; perform rigorous clinical programs; and also file and launch new products in multiple markets around the globe.

Some highlights:

- Our total revenues increased 17% to $52.5 billion in 2004 and 39% to $44.7 billion in 2003, primarily due to the acquisition of Pharmacia Corporation (Pharmacia) on April 16, 2003, the impact of foreign exchange and strong product performance
- Our net income increased to $11.4 billion in 2004 compared to $3.9 billion in 2003 and $9.1 billion in 2002. Our 2003 results reflect certain one-time charges associated with the acquisition of Pharmacia
- We achieved cost synergies from the Pharmacia acquisition of $3.6 billion in 2004, up from an annual rate of $1.3 billion in 2003
- Lipitor became the pharmaceutical industry's first ten-billion-dollar product

During 2004, we saw unprecedented challenges to some of our key products, such as the cardiovascular issues surrounding Celebrex and Bextra (our selective COX-2 inhibitor products), and strong performances by others, including the continued growth of Lipitor. We were subject to significant patent expirations and intense generic competition, such as those affecting Neurontin and Diflucan. We published landmark data from several clinical studies and gained enhanced labeling from worldwide regulatory authorities on several products. We also experienced pricing challenges from governments and other payers.

Our Key Products

In 2004, the following products each achieved more than $2 billion in revenues and, collectively, represented 47% of our total revenues:

(MILLIONS OF DOLLARS)	2004	2003	% CHANGE 04/03
Lipitor	**$10,862**	$9,231	18
Norvasc	**4,463**	4,336	3
Zoloft	**3,361**	3,118	8
Celebrex[(a)]	**3,302**	1,883	75
Neurontin	**2,723**	2,702	1

(a) Full product rights were acquired in connection with the April 16, 2003 acquisition of Pharmacia. Therefore, 2003 revenues related to Celebrex do not represent a full-year's results.

Our Business Environment

There are a number of industry-wide factors that may affect our business and should be considered along with the information presented in the section "Forward-Looking Information and Factors That May Affect Future Results." Such industry-wide factors include continuing pricing pressures both in the U.S. and internationally, new branded pharmaceutical competition, new generic pharmaceutical competition and difficult political, legal and regulatory environments. Looking beyond our portfolio of leading medicines, we are positioning Pfizer to fulfill our vision to serve the public's health needs more fully, not just through the treatment of diseases, but also through the promotion of health.

We believe that there are future opportunities for revenue generation for our products, including:

- Current demographics of developed countries which indicate that people are living longer and therefore will have a greater need for the most effective medicines
- The large number of untreated patients within our various therapeutic categories. For example, of the tens of millions of Americans who are in need of medical therapy for high cholesterol, only about one-third are actually receiving treatment
- The promise of technology to improve upon existing therapies and to introduce treatments where none currently exist
- Developments and growth in Pfizer's presence in emerging markets worldwide
- Worldwide emphasis on the need to find solutions to difficult problems in our healthcare systems

We are addressing our challenges through the following actions:

- Building a product portfolio intended to transcend the volatility of individual products or markets
- Pursuing a large number of new product launches, indications and completed clinical trials
- Emphasizing the clinical benefits of our medicines
- Launching new global positionings of our products, where necessary
- Acquiring the rights to promising medicines
- Defending our patents aggressively

- Marketing generic versions of certain of our products after certain of our compounds face generic competition
- Guarding the integrity of our products in an increasingly predatory atmosphere evidenced by the growing problem of counterfeit drugs
- Addressing the wide array of patient populations through our innovative access and affordability programs
- Aligning our research, development and marketing functions in search of new medical opportunities as part of a fully integrated portfolio-planning process
- Streamlining and recasting many of our basic functions to capitalize on our unmatched size and reach

Continuing Pricing Pressures

Consumers are aware of global price differences resulting from price controls imposed by foreign governments and have become more willing to seek less expensive alternatives, such as switching to generics and sourcing medicines across national borders. Both U.S. and international governmental regulations mandating prices or price controls can impact our revenues, and we continue to work within the current legal and pricing structures to minimize the impact on our revenues. For example, we have taken steps to assure that medicines intended for Canadian consumption are in fact used for that purpose. Managed care organizations, as well as government agencies, continue to seek discounts on our products which has served to slow our revenue growth.

The enactment of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (which goes into effect in 2006) regarding prescription drug benefits for Medicare beneficiaries expands access to medicines that patients need. While expanded access may potentially result in increased sales of our products, such increases may be offset by increased pricing pressures due to the enhanced purchasing power of the private sector providers that will negotiate on behalf of Medicare beneficiaries. We believe that our medicines provide significant value for both providers and patients not only from the improved treatment of diseases, but also from a reduction in other healthcare costs such as hospitalization or emergency room costs, increased patient productivity and a better quality of life.

Defending Our Intellectual Property Rights

The loss of patent protection with respect to any of our major products would have a material adverse effect on future revenues and our results of operations. The Company expects a substantial impact from the loss of exclusivity of certain major products over the next few years. Four products—Diflucan, Neurontin, Accupril, and Zithromax—face reduced revenue in 2005 due to generic competition in the U.S. In addition, Zoloft faces the loss of U.S. exclusivity during 2006 and Norvasc and Zyrtec face the loss of U.S. exclusivity during 2007.

Intellectual property legal protections and remedies are a significant factor in our business. Many of our products have a composition-of-matter or compound patent and may also have additional patents. Additional patents can include additional composition-of-matter patents, processes for making the compound or additional indications or uses. As such, each of our products has varying patents expiring at varying dates, thereby strengthening our patent protection. However, once the patent protection period has expired, generic pharmaceutical manufacturers generally produce similar products and sell those products for a lower price. This price competition can substantially decrease our revenues.

Patents covering our products are subject to challenges from time to time. Increasingly, generic pharmaceutical manufacturers are launching their products "at-risk"—before the final resolution of legal proceedings challenging their generic products. Wherever appropriate, we aggressively defend our patent rights against such challenges (details of these matters are described in the notes to the consolidated financial statements—see Note 17, *Legal Proceedings and Contingencies*).

Product Competition

Some of our products face competition in the form of new branded products or generic drugs, which treat similar diseases or indications. We have been able to limit the impact on revenues by highlighting the proven track record of safety and efficacy of our products. For example, the success of Lipitor is the result of an unprecedented array of clinical data supporting both efficacy and safety, further enhanced by every new study that has been released. Further, the safety and efficacy of Viagra has been demonstrated in more than 130 clinical trials worldwide and in more than six years of real-world experience.

Expansion of Development Pipeline

Discovery and development of new products, as well as the development of additional uses for existing products, are imperative for the continued strong operation of our businesses. The numerous filings, approvals and launches of new Pfizer products and product enhancements during 2004 evidenced a productive year of research and development. The opportunities for improving human health remain abundant. As the world's largest privately funded biomedical operation, we are developing and delivering innovative medicines that will benefit patients around the world and, through our global scale, we will continue to make the investments necessary to serve patients' needs and to generate long-term growth. A good example of this is our torcetrapib/Lipitor program in which we are investigating the potential of torcetrapib/Lipitor to optimize lipid profiles through a combination of high-density lipoprotein (HDL)-cholesterol raising and simultaneous low-density lipoprotein (LDL)-cholesterol lowering. We are making an approximate $800 million investment in the torcetrapib/Lipitor clinical program.

During 2004, we continued to successfully introduce new products, including Inspra, Caduet and Spiriva in the U.S. and Lyrica in various international markets. During the year, we or our development partners submitted five New Drug Applications (NDAs) to the FDA for important new drug candidates: Macugen, Oporia (lasofoxifene), Zithromax microspheres, Dynastat (parecoxib) and Revatio. Including these submissions, we have completed 11 of the 20 NDA filings we targeted for the five-year period through 2006, and we are on track to achieve this ambitious goal.

Our financial strength enables us to conduct research on a scale that can help redefine medical practice. We have combined that ability with a fully integrated portfolio-planning approach that *aligns our research, development, and marketing functions in the* search for new medical opportunities. We have well over 200 novel concepts in development across multiple therapeutic areas, and we are leveraging our status as the industry's partner of choice to expand our licensing operations. This is enabling us to strengthen our core cardiovascular and neuroscience portfolios, as well as to expand other therapeutic areas, including oncology and ophthalmology. Our research and development pipeline included, as of December 31, 2004, approximately 225 projects in development: 145 new molecular entities and 80 product-line extensions. In addition, we have more than 400 projects in discovery research. During 2004, 43 new compounds were advanced from discovery research into preclinical development, 23 preclinical development candidates progressed into Phase 1 human testing and 19 Phase 1 clinical development candidates advanced into Phase 2 proof-of-concept trials.

While a significant portion of research and development is done internally, we do enter into agreements with other companies to co-develop promising compounds. These co-development and alliance agreements allow us to capitalize on promising compounds to expand our pipeline of potential future products. Our research and development covers a wide spectrum of therapeutic areas as discussed in the "Product Developments" section of this Financial Review. Due to our strength in marketing and our global reach, we are able to attract other organizations that may have promising compounds and can benefit from our strength and skills. For example, in 2004, the acquisition of Esperion Therapeutics, Inc., which has added a new acute-care dimension to our cardiovascular research portfolio, and the recent FDA approval of Macugen, for neovascular (wet) age-related macular degeneration, which will strengthen our ophthalmology portfolio, highlight the success of our partnering efforts.

Our Future Expectations

While our revenue and income will likely be tempered in the near term due to patent expirations and other factors, we will continue to make the investments necessary to sustain strong long-term growth. We remain confident that Pfizer has the organizational strength and resilience, as well as the financial depth and flexibility, to succeed in the long term. However, no assurance can be given that the industry-wide factors described above or other significant factors will not have a material adverse effect on our business and financial results.

Accounting Policies

We consider the following accounting policies important in understanding our operating results and financial condition. For additional accounting policies, see the notes to the consolidated financial statements—Note 1, *Significant Accounting Policies.*

Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. For example, estimates are used when accounting for deductions from revenues (such as rebates, discounts, incentives and product returns), depreciation, amortization, employee benefits, contingencies and asset and liability valuations. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable, but that are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. It is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, foreign exchange, litigation, legislation and regulations. These and other risks and uncertainties are discussed above and in the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review.

All of these judgments and estimates can materially impact our results of operations.

Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We record accruals for such contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable. We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see the notes to the consolidated financial statements—Note 1B, *Significant Accounting Policies: Estimates and Assumptions*). We record anticipated recoveries under existing insurance contracts when assured of recovery.

All of these judgments and estimates can materially impact our results of operations.

Acquisitions

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition and are not restated. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development (IPR&D) are expensed at the date of acquisition. When we acquire net assets that do not constitute a business, no goodwill is recognized.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, including IPR&D, we typically utilize the "income method." This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the projected future cash flows (including timing), the expected costs to develop the IPR&D into commercially viable products and estimates of cash flows from the projects when completed, and the discount rate reflecting the risks inherent in the future cash flows.

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. For example, the useful life of the right associated with a pharmaceutical product's exclusive patent will be finite and will result in amortization expense being recorded in our results of operations over a determinable period. However, the useful life associated with a brand that has no patent protection but that retains, and is expected to retain, a distinct market identity could be considered to be indefinite.

All of these judgments and estimates can materially impact our results of operations.

Revenues

Revenue Recognition — We record revenue from product sales when goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as rebates, discounts and incentives, and product returns.

Deductions from Revenues — As is typical in the pharmaceutical industry, our gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related obligations and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically:

- In the U.S., we record provisions for Medicaid and contract rebates based upon our actual experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates. If our ratio is not indicative of future experience, our results could be materially affected.
- Provisions for chargebacks (primarily discounts to federal government agencies) closely approximate actual as we settle these deductions generally within 2-3 weeks of incurring the liability.
- Outside of the U.S., the majority of our rebates are contractual or legislatively-mandated and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending and we use an estimated allocation factor against our actual invoiced sales to project the expected level of reimbursement. We obtain third party information that helps us to monitor the adequacy of these accruals. If our estimates are not indicative of actual unbudgeted spending, our results could be materially affected.

Historically, our adjustments to actual have not been material; on a quarterly basis, they generally have been less than 0.5% of Human Health net sales and can result in a net increase to income or a net decrease to income. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicaid and contract rebates are most at-risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters.

We generally record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

Alliances — We have agreements to copromote pharmaceutical products discovered by other companies. Revenue is earned when our copromotion partners ship the related product and title passes to their customer. Alliance revenue is primarily based upon a percentage of our copromotion partners' net sales. Generally, expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.*

Long-lived Asset Impairment Analysis

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment at least annually and whenever impairment indicators are present. Examples of those events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights resulting in earlier than expected competition from generic pharmaceutical manufacturers.
- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities that affect our ability to manufacture or sell our products.
- A projection or forecast that demonstrates continuing losses associated with an asset. For example, the entry of new competitive products that treat similar diseases or indications or changes in government reimbursement programs that result in an inability to sustain projected product revenues and profitability.

Our impairment review process is as follows:

- For finite-lived intangible assets, such as developed technology rights, whenever impairment indicators are present, we will perform an in-depth review for impairment. We will calculate the undiscounted value of the projected cash flows associated with the asset and compare this estimated amount to the carrying amount of the asset. If the carrying amount is found to be greater, we will record an impairment loss for the excess of book value over the asset's fair value. Fair value is generally calculated by applying an appropriate discount rate to the undiscounted cash flow projections to arrive at net present value. In addition, in all cases of an impairment review, we will re-evaluate the remaining useful life of the asset and modify it, as appropriate.

- For indefinite-lived intangible assets, such as brands, each year and whenever impairment indicators are present, we will calculate the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any. Fair value is generally measured as the net present value of projected cash flows. In addition, in all cases of an impairment review, we will re-evaluate the remaining useful life of the asset and determine whether continuing to characterize the asset as having an indefinite life is appropriate.
- For goodwill, which includes amounts related to our Human Health, Consumer Healthcare and Animal Health segments, each year and whenever impairment indicators are present, we will calculate the implied fair value of each goodwill amount and record an impairment loss for the excess of book value over implied fair value, if any.
- For other long-lived assets, such as property, plant and equipment, we apply procedures similar to those for finite-lived intangible assets to determine if an asset is impaired. Long-term investments and loans are subject to impairment reviews each year and whenever impairment indicators are present. For these assets, fair value is typically determined by observable market quotes or the expected present value of future cash flows. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

The value of intangible assets is determined primarily using the "income approach" which starts with a forecast of all the expected future net cash flows (see "Acquisitions" above). Accordingly, the potential for impairment for these intangible assets may exist if actual revenues are significantly less than those initially forecasted or actual expenses are significantly more than those initially forecasted. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions (see "Estimates and Assumptions" above). The judgments made in determining an estimate of fair value can materially impact our results of operations. As such, for significant items, we often obtain assistance from third party valuation specialists. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management.

Some of the more significant estimates and assumptions inherent in the intangible asset impairment estimation process include: the timing and amount of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry as well as expected changes in standard of practice for indications addressed by the asset.

Share-Based Payments

We elect to account for our stock-based compensation under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, which does not require compensation costs related to our stock option grants to be recorded in net income.

We believe that it is difficult to accurately measure the value of an employee stock option (see "Estimates and Assumptions" above). The Black-Scholes model is a trading options-pricing model that neither considers the non-traded nature of employee stock options, nor the restrictions on such trading, the lack of transferability or the ability of employees to forfeit the options prior to expiry. If the model adequately permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different.

Our estimates of employee stock option values rely on estimates of factors we input into the Black-Scholes model. The key factors involve an estimate of future uncertain events. Of significance, in the first quarter of 2004, we used traded implied volatility to determine the expected stock price volatility factor. We believe that these market-based inputs provide a better estimate of our future stock price movements and are consistent with emerging employee stock option valuation considerations. Also, of significance, is our expected term until exercise factor. We continue to use historical exercise patterns as our best estimate of future exercise patterns. Once employee stock option values are determined, they may not be changed.

The pro forma effect on net income and diluted earnings per common share for the years ended 2004, 2003 and 2002 is set forth in the notes to the consolidated financial statements — see Note 1N, *Significant Accounting Policies: Share-Based Payments*. Additionally, see our discussion in the "Recently Issued Accounting Standards" section of this Financial Review.

Benefit Plans

We provide defined benefit pension plans and defined contribution plans for the majority of employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. Outside of the U.S., in general, we fund our plans to the extent that tax or other incentives exist and we have accrued liabilities on our consolidated balance sheet to reflect those plans that are not fully funded.

A U.S. qualified plan meets the requirements of certain sections of the Internal Revenue Code and contributions to qualified plans are generally tax deductible. It typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in its coverage, benefits or contributions.

We also provide benefits through non-qualified U.S. retirement plans to certain employees. These supplemental plans, which generally are not funded, will provide, out of our general assets, an amount substantially equal to the amounts that would have been payable under the defined benefit qualified pension plans, in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits. In addition, we provide medical and life insurance benefits to retirees and their eligible dependents through our postretirement plans, which, in general, are also unfunded obligations.

In 2004, we made required U.S. qualified plan contributions of $29 million and voluntary tax-deductible contributions in excess of minimum requirements of $52 million to our U.S. pension plans. In 2003, we made required U.S. qualified plan contributions of $135 million and voluntary tax-deductible contributions in excess of minimum requirements of $1,394 million to our pension plans in major global markets. The U.S. qualified plan contributions, as well as higher-than-assumed investment returns in 2004 and 2003, have moved our U.S. qualified pension plans, in the aggregate, to an overfunded status on an accumulated benefit obligation measurement basis as of December 31, 2004 and 2003.

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations which result from a complex series of judgments about future events and uncertainties (see "Estimates and Assumptions" above). The judgments made in determining the costs of our benefit plans can materially impact our results of operations. As such, we often obtain assistance from actuarial experts. The benefit amounts recorded are based on expectations and assumptions that have been deemed reasonable by management.

Our assumption for the expected long-term rate of return-on-assets in our U.S. pension plans to determine net periodic benefit cost is 9% for 2005, which is unchanged from 2004. The assumption for the expected return-on-assets for our U.S. and international plans reflects our long-term outlook for global capital market returns and our diversified investment strategy. The expected return for our U.S. plans is applied to the fair market value of plan assets at each year end. As a sensitivity measure, holding all other assumptions constant, the effect of a one-percentage-point decline in the return-on-assets assumption would be an increase in our 2005 U.S. qualified pension plan (pre-tax) expense of approximately $63 million.

The discount rate used in calculating our U.S. pension benefit obligations at December 31, 2004 is 6.0%, which represents a 0.3 percentage-point decline from our December 31, 2003 rate of 6.3%. The discount rate for our U.S. and international plans is largely based upon an index of high-quality fixed income investments (we use the Moody's AA Long-Term Corporate Bond Index for our U.S. plans) at each plan's respective measurement dates. Holding all other assumptions constant, the effect of this 0.3 percentage-point decrease in the discount rate assumption is an increase in our 2005 U.S. qualified pension plan (pre-tax) expense of approximately $26 million and an increase in the U.S. qualified pension plans' projected benefit obligations at December 31, 2004 of approximately $234 million.

Acquisitions

Pharmacia Acquisition

On April 16, 2003, we acquired Pharmacia in a stock-for-stock transaction valued at approximately $56 billion, which included the issuance of approximately 1.8 billion shares of Pfizer common stock, 180 million options on Pfizer common stock, six thousand shares of Pfizer Series A convertible perpetual preferred stock (convertible into approximately 15.5 million shares of Pfizer common stock), and vested share awards, as well as transaction costs.

Our reported financial position and results of operations after April 16, 2003 reflect the fair value of assets acquired and liabilities assumed and were not restated to reflect the historical financial position or results of operations of Pharmacia. Commencing from the acquisition date, the Pharmacia assets acquired and liabilities assumed, as well Pharmacia's product sales and expenses, were included in our consolidated financial statements. For the year ended December 31, 2003, about 7½ months of results of operations of Pharmacia's international operations (which conformed to Pfizer's international operations fiscal year end of November 30th) and about 8½ months of results of operations of Pharmacia's U.S. operations were included in our consolidated financial statements.

Our operating results for the year ended December 31, 2004 reflect the impact of the acquisition of Pharmacia throughout the entire period, as compared to the year ended December 31, 2003 which reflects the impact of the acquisition of Pharmacia from April 16, 2003. Our operating results for the year ended December 31, 2003 as compared to 2002 also reflect the impact of the acquisition of Pharmacia.

The impact of purchase accounting relating to the Pharmacia acquisition resulted in a number of significant non-cash charges to the income statement for the years ended December 31, 2004 and December 31, 2003. The non-cash charges in 2004 include incremental amortization ($3.3 billion) relating to intangible assets adjusted to fair value. The non-cash charges in 2003 included non-recurring IPR&D ($5.1 billion); incremental cost of sales (non-recurring $2.7 billion) from the sale of acquired inventory adjusted to fair value; and incremental amortization ($2.3 billion) of tangible and intangible assets adjusted to fair value. See also the discussions under the heading "Merger-Related In-Process Research and Development Charges" in the "Costs and Expenses" section of this Financial Review.

In connection with the acquisition, we continue to take actions to integrate and restructure the Pharmacia operations in order to increase our profitability through cost savings and operating efficiencies. To achieve the savings, we have incurred certain merger-related expenditures of about $4.4 billion from the acquisition date through December 31, 2004. See also the discussions under the heading "Merger-Related Costs" in the "Costs and Expenses" section of this Financial Review. As a result of these activities and the combining of operations, it is not possible to provide separate results of operations for Pharmacia for the period after the acquisition date.

As a result of the acquisition of Pharmacia, regulatory authorities required us to divest several products and a product candidate. In April 2003, we sold Cortaid, an anti-itch cream, for $35.8 million in cash. Also in April 2003, we sold the product candidate for overactive bladder, darifenacin, for $225 million. We received $50 million in cash upon closing in April 2003 (with an additional $175 million contingent upon when, and if, darifenacin receives regulatory approvals) and, in the fourth quarter of 2004, we earned $100 million (of the $175 million). These proceeds are included in *Other income/(deductions)—net*, in the respective years.

Other Acquisitions

On February 10, 2004 we completed the acquisition of all of the outstanding shares of Esperion Therapeutics, Inc. (Esperion), a biopharmaceutical company, with no approved products, that is focused on the development of HDL cholesterol-targeted therapies for the treatment of cardiovascular disease, for $1.3 billion in cash (including transaction costs). The acquisition has been accounted for as a purchase business combination. The allocation of the purchase price includes IPR&D of $920 million, which was expensed and is included in *Merger-related in-process research and development charges*, and goodwill of $240 million, which has been allocated to our Human Health segment. Neither of these items is deductible for tax purposes.

On September 30, 2004, we completed the acquisition of Campto (irinotecan), a marketed product for the treatment of advanced colorectal cancer, from Sanofi-Aventis for $550 million in cash. Additional payments of up to $70 million will be payable upon obtaining regulatory approvals for additional indications in certain European countries. Through this business acquisition, we now have the right to market Campto (sold under the name Camptosar in the Americas and Australia) on an expanded worldwide basis. In connection with the acquisition, we recorded an intangible asset for developed technology rights of $525 million.

In 2004, we also completed several other acquisitions. The total purchase price associated with these transactions, was approximately $430 million. In connection with these transactions we expensed $151 million of IPR&D, which was included in *Merger-related in-process research and development charges*, and recorded $206 million in intangible assets, primarily brands (indefinite-lived) and developed technology rights.

Goodwill and Other Intangible Assets

At December 31, 2004, goodwill totaled $23.8 billion (19% of our total assets) and other intangible assets, net of accumulated amortization, totaled $33.3 billion (27% of our total assets). The largest components of goodwill and other intangible assets were acquired in connection with our acquisition of Pharmacia (see the notes to the consolidated financial statements—Note 2A, *Acquisitions: Pharmacia Corporation)*.

The components of goodwill and other identifiable intangible assets, by segment, at December 31, 2004 follow:

(MILLIONS OF DOLLARS)	HUMAN HEALTH	CONSUMER HEALTHCARE	ANIMAL HEALTH	OTHER	TOTAL
Goodwill	$20,966	$2,701	$ 79	$ 10	$23,756
Finite-lived intangible assets, net	28,069	191	195	127	28,582
Indefinite-lived intangible assets	2,864	1,530	246	29	4,669

Finite-lived intangible assets, net include $27.2 billion of developed technology rights. *Indefinite-lived intangible assets* include $4.0 billion of brands.

Developed Technology Rights

The significant components of developed technology rights, primarily acquired in connection with our acquisition of Pharmacia, include values determined for Celebrex, Detrol, Xalatan, Genotropin, Zyvox, Camptosar and Bextra. Also included in this category are post-approval milestone payments made under our alliance agreements for certain Human Health products, such as Rebif, Spiriva, Celebrex (prior to our acqusition of Pharmacia) and Macugen.

Developed technology rights represent the value associated with developed technology to which Pfizer has rights. These rights can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed.

These developed technology rights substantively represent the fair value of the commercialized products that we acquired from Pharmacia. We acquired a well-diversified portfolio of developed technology rights across the therapeutic categories displayed in the table of Human Health products in the "Revenues" section of this Financial Review. While the Arthritis and Pain therapeutic category represents about 30% of the total value of developed technology rights at December 31, 2004, the balance of the value is evenly distributed across the following Human Health therapeutic product categories: Ophthalmology; Oncology; Urology; Infectious and Respiratory Diseases; Endocrine Disorders categories; and, as a group, the Cardiovascular and Metabolic Diseases; Central Nervous System Disorders and All Other categories.

The valuation of these developed technology rights was derived from multiple cash flow streams, some of which are more certain than others. For example, the valuation of Pharmacia's second-generation selective COX-2 inhibitor, valdecoxib, included the cash flows associated with the sale of Bextra, the product line approved by regulators for the treatment of osteoarthritis and rheumatoid arthritis, as well as the value associated with using the developed technology (valdecoxib) in current research and development (R&D) projects. In this situation, the projected cash flows of the approved indications were determined to be more likely to be achieved than the potential cash flows associated with the R&D projects for the currently unapproved indications. The unequal probability of realizing these cash flow streams reflects the uncertainty associated with the future benefits of individual R&D projects, even those that leverage the benefits of developed technology. Of the $31.1 billion allocated to developed technology rights as of the acquisition date of April 16, 2003, approximately 96% was derived from regulatory-approved uses and indications (see also "Long-lived Asset Impairment Analysis" above).

Brands

Significant components of brands, primarily, acquired in connection with our acquisition of Pharmacia, include values determined for Depo-Provera contraceptive, Xanax, Medrol and tobacco dependence products.

In the fourth quarter of 2004, we determined that the Depo-Provera brand (included in our Human Health segment), a contraceptive injection, was impaired due to the unexpected entrance of a generic competitor in the U.S. market in the latter part of 2004 and a labeling change for the addition of more prominent wording in a "black box" warning noting that women who use Depo-Provera may lose significant bone mineral density. As a result of the impairment, we recorded a non-cash charge in *Other (income)/deductions—net* of $691 million and the brand was reclassified as a finite-lived intangible asset.

Amortization of the finite-lived intangible assets acquired from Pharmacia is primarily included in *Amortization of intangible assets.*

Analysis of the Consolidated Statement of Income

(MILLIONS OF DOLLARS)	2004	2003[a]	2002	% CHANGE 04/03	03/02
Revenues	**$52,516**	$44,736	$32,294	**17**	39
Cost of sales	**7,541**	9,589	4,014	**(21)**	139
% of revenues	**14.4%**	21.4%	12.4%		
SI&A expenses	**16,903**	15,108	10,829	**12**	40
% of revenues	**32.2%**	33.8%	33.5%		
R&D expenses	**7,684**	7,487	5,208	**3**	44
% of revenues	**14.6%**	16.7%	16.1%		
Amortization of intangible assets	**3,364**	2,187	22	**54**	M+
% of revenues	**6.4%**	4.9%	.1%		
Merger-related IPR&D charges	**1,071**	5,052	—	**(79)**	—
% of revenues	**2.0%**	11.3%	—		
Merger-related costs	**1,193**	1,058	630	**13**	68
% of revenues	**2.3%**	2.4%	2.0%		
Other (income)/ deductions — net	**753**	1,009	(175)	**(25)**	*
Income from continuing operations[b]	**14,007**	3,246	11,766	**332**	(72)
% of revenues	**26.7%**	7.3%	36.4%		
Provision for taxes on income	**2,665**	1,614	2,599	**65**	(38)
Effective tax rate	**19.0%**	49.7%	22.1%		
Discontinued operations — net of tax	**29**	2,311	375	**(99)**	516
Cumulative effect of change in accounting principles — net of tax	**—**	(30)	(410)	*****	*
Net income	**$11,361**	$ 3,910	$ 9,126	**191**	(57)
% of revenues	**21.6%**	8.7%	28.3%		

[a] The results of operations in 2003 include Pharmacia's product sales and expenses from the acquisition date (April 16, 2003).

[b] Represents income from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles.

* Calculation not meaningful.

M+ Change greater than one-thousand percent.

Certain reclassifications were made in 2003 and 2002 to conform to the 2004 presentation.

Percentages in this table and throughout the Financial Review may reflect rounding adjustments.

Revenues

Total revenues increased 17% to $52,516 million in 2004 and 39% to $44,736 million in 2003. Revenue increases in 2004 were primarily due to the inclusion of Pharmacia results for the full year 2004 (the full year 2003 reflected only 8½ months of domestic and 7½ months of international Pharmacia product sales), strong performances by a number of our in-line products and newly launched products across major businesses and regions and the weakening of the U.S. dollar relative to many foreign currencies. The Company's top five medicines—Lipitor, Norvasc, Zoloft, Celebrex, and Neurontin—each delivered at least $2 billion in revenues in 2004, while Zithromax, Viagra, Zyrtec, Bextra and Xalatan/Xalcom each surpassed $1 billion.

Revenue increases in 2003 were primarily due to inclusion of Pharmacia products, strong performances by our in-line and newly launched products across businesses and regions and the weakening of the U.S. dollar relative to many foreign currencies.

Price increases did not contribute significantly to the growth in revenue, in total or by business segment, in either year.

Changes in foreign exchange rates increased total revenues in 2004 by $1,422 million or 3.2% compared to the same period in 2003 and increased revenues in 2003 by $1,378 million or 4.3% compared to the same period in 2002. The foreign exchange impact on 2004 and 2003 revenue growth was due to the weakening of the U.S. dollar relative to many foreign currencies, especially the Euro which accounted for about half of the impact in 2004 and sixty-five percent in 2003. The favorable impact of foreign exchange on revenue growth was similar for each business segment in both years. The revenues of legacy Pharmacia products, recorded from the acquisition date of April 16, 2003, until the anniversary date of the transaction in 2004, were treated as incremental volume and did not have a foreign exchange impact.

Revenues exceeded $500 million in each of ten countries outside the U. S. in 2004 and in each of nine countries outside the U.S. in 2003. The U. S. was the only country to contribute more than 10% of total revenues in each year.

Pfizer's policy relating to the supply of pharmaceutical inventory at domestic wholesalers, and in major international markets, is to maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. Pfizer has historically been able to closely monitor these customer stocking levels by purchasing information from our customers directly or by obtaining other third party information. Pfizer believes its data sources to be directionally reliable, but cannot verify its accuracy. Further, as Pfizer does not control this third party data, we cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

Pharmacia stocking levels began the second quarter of 2003 at a little over two months on average and have been reduced to Pfizer's levels. We completed the harmonization of Pharmacia's trade-inventory practices in 2003; however, such harmonization of trade-inventory practices with those of legacy Pfizer negatively impacted revenues by approximately $500 million in 2003.

Rebates under Medicaid and related state programs reduced revenues by $1,432 million in 2004, $800 million in 2003 and $570 million in 2002. Performance-based contracts also provide for rebates to several customers. Contract rebates reduced revenues by $2,232 million in 2004, $1,916 million in 2003 and $1,671 million in 2002. These contracts are with managed care customers, including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms for products. Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold. Chargebacks (primarily discounts to federal government agencies) reduced revenues by $1,262 million in 2004, $874 million in 2003 and $443 million in 2002.

The increases in Medicaid rebates, contract rebates and chargebacks in 2004 and 2003 were impacted by the inclusion of Pharmacia product revenues. In addition, chargebacks were impacted by the launch of certain generic products in 2004.

Revenues by Business Segment

We operate in the following business segments:

- **Human Health**
  - The human health segment, which represents our pharmaceutical business, includes treatments for cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye disease, endocrine disorders and allergies.
- **Consumer Healthcare**
  - The consumer healthcare segment includes self-medications for oral care, upper respiratory health, tobacco dependence, gastrointestinal health, skin care, eye care and hair growth.
- **Animal Health**
  - The animal health segment includes treatments for diseases in livestock and companion animals.

We operate several other businesses, including the manufacture of empty soft-gelatin capsules, contract manufacturing and bulk pharmaceutical chemicals. Due to the size of these businesses, they are grouped into our "Corporate/Other" category.

Total Revenues by Business Segment


1.8%
6.7%
3.7%
2004
87.8%
1.7%
6.6%
3.6%
2003
88.1%
1.3%
7.6%
3.5%
2002
87.6%
HUMAN HEALTH
CONSUMER HEALTHCARE
ANIMAL HEALTH
CORPORATE/OTHER

Change in Geographic Revenues

	REVENUES (MILLIONS OF DOLLARS)						% CHANGE IN REVENUES			
	U.S.			INTERNATIONAL			U.S.		INTERNATIONAL	
	2004	2003	2002	**2004**	2003	2002	**04/03**	03/02	**04/03**	03/02
Human Health*	**$26,583**	$24,100	$18,301	**$19,550**	$15,325	$ 9,974	**10**	32	**28**	54
Consumer Healthcare*	**1,780**	1,649	1,631	**1,736**	1,300	833	**8**	1	**34**	56
Animal Health	**878**	738	504	**1,075**	860	615	**19**	47	**25**	40
Total Revenues	**29,539**	26,795	20,613	**22,977**	17,941	11,681	**10**	30	**28**	54

* Certain reclassifications were made in 2003 and 2002 to conform to the 2004 presentation.

Human Health

Revenues of our Human Health segment were as follows:

(MILLIONS OF DOLLARS)	**2004**	2003	2002	% CHANGE **04/03**	03/02
Human Health*	**$46,133**	$39,425	$28,275	**17**	39

* Certain reclassifications were made in 2003 and 2002 to conform to the 2004 presentation.

Our pharmaceutical business is the largest in the world. Revenues from this segment contributed 88% of our total revenues in each of 2004, 2003 and 2002. At the end of 2004, fifteen of our pharmaceutical products were number one in their respective therapeutic categories.

We recorded product sales of more than $1 billion for each of ten products in 2004 and each of nine products in 2003. These products represented 69% in 2004 and 70% in 2003 of our Human Health business.

In 2004, growth in the Human Health segment was driven by strong performances across a broad range of products, the inclusion of a full year of Pharmacia product sales (the full year 2003 reflected only 8½ months of domestic and 7½ months of international Pharmacia product sales) and the favorable impact of the weakening of the U.S. dollar relative to many foreign currencies, which were partially offset by sales declines for certain products. Neurontin, Diflucan and Accupril were subject to generic competition in the latter part of 2004.

Effective January 1, 2005, January 2, 2004 and July 10, 2003, we increased the published prices for certain U.S. pharmaceutical products. These price increases had no material effect on wholesaler inventory levels.

Revenues — Major Human Health Products

(MILLIONS OF DOLLARS)	PRIMARY INDICATIONS	2004	2003	2002	% CHANGE 04/03	% CHANGE 03/02
Cardiovascular and Metabolic Diseases:						
Lipitor	Reduction of LDL cholesterol	**$10,862**	$9,231	$7,972	**18**	16
Norvasc	Hypertension	**4,463**	4,336	3,846	**3**	13
Accupril/Accuretic	Hypertension/Congestive heart failure	**665**	706	668	**(6)**	6
Cardura	Hypertension/Benign prostatic hyperplasia	**628**	594	531	**6**	12
Caduet	Reduction of LDL cholesterol and hypertension	**50**	—	—	**—**	—
Central Nervous System Disorders:						
Zoloft	Depression and anxiety disorders	**3,361**	3,118	2,742	**8**	14
Neurontin	Epilepsy and neuropathic pain	**2,723**	2,702	2,269	**1**	19
Geodon	Schizophrenia	**467**	353	222	**32**	59
Xanax/Xanax XR	Anxiety/Panic disorders	**378**	238	—	**59**	—
Aricept[(a)]	Alzheimer's disease	**308**	254	203	**22**	25
Relpax	Migraine headaches	**169**	85	16	**99**	435
Arthritis and Pain:						
Celebrex[(b)]	Arthritis pain and inflammation	**3,302**	1,883	100	**75**	M+
Bextra[(b)]	Arthritis pain and inflammation	**1,286**	687	—	**87**	—
Infectious and Respiratory Diseases:						
Zithromax	Bacterial infections	**1,851**	2,010	1,516	**(8)**	33
Diflucan	Fungal infections	**945**	1,176	1,112	**(20)**	6
Zyvox	Bacterial infections	**463**	181	—	**156**	—
Vfend	Fungal infections	**287**	200	42	**44**	379
Urology:						
Viagra	Erectile dysfunction	**1,678**	1,879	1,735	**(11)**	8
Detrol/Detrol LA	Overactive bladder	**904**	544	—	**66**	—
Oncology:						
Camptosar	Metastatic colorectal cancer	**554**	299	—	**86**	—
Ellence	Breast cancer	**344**	216	—	**59**	—
Ophthalmology:						
Xalatan/Xalcom	Glaucoma	**1,227**	668	—	**84**	—
Endocrine Disorders:						
Genotropin	Replacement of human growth hormone	**736**	481	—	**53**	—
All Other:						
Zyrtec	Allergies	**1,287**	1,338	1,115	**(4)**	20
Alliance Revenue[(c)]	Alzheimer's disease (Aricept), chronic obstructive pulmonary disease (Spiriva), multiple sclerosis (Rebif), Parkinson's disease (Mirapex)	**721**	759	1,596	**(5)**	(52)

(a) Represents direct sales under license agreement with Eisai Co., Ltd.
(b) Includes direct sales under license agreement with Pharmacia prior to the acquisition.
(c) Includes alliance revenue for Celebrex and Bextra under copromotion agreements with Pharmacia prior to the acquisition.
M+ Change greater than one thousand percent.

Selected Product Descriptions

- **Lipitor**, for the treatment of elevated cholesterol levels in the blood, is the most widely used treatment for lowering cholesterol and the best-selling pharmaceutical product of any kind in the world. In 2004, Lipitor became the pharmaceutical industry's first ten-billion-dollar product. Lipitor held approximately 40% of the worldwide sales in the lipid-lowering market and more than 42% of the U.S. market in total prescriptions and continues to post strong, double-digit growth around the world. With its ability to bring the vast majority of patients to target cholesterol goals across the full dosing range, with an excellent safety profile and proven range of unparalleled cardiovascular benefits, Lipitor continues to gain wide physician and patient acceptance.

  Despite challenges of multiple new competitors, we are confident that Lipitor will maintain its market share leadership. The fact that only about one-third of people in major markets who need medical therapy for high cholesterol receive it, combined with the ever-increasing attention that the medical community gives to the benefits of statin therapy, suggests that the market for Lipitor has substantial growth potential.

- **Norvasc** is the world's most-prescribed branded medicine for treating hypertension. The slower rate of growth in sales in 2004 compared to 2003 is attributable to patent expirations in several European Union (E.U.) member countries and other European countries in 2004 and 2003. Norvasc maintains exclusivity in many other major markets globally, including the U.S., Japan, Canada and Australia.

  New clinical evidence in 2004 reinforced the significant benefits of Norvasc. Hypertension affects about 50 million Americans and one billion people worldwide. In 2003, new medical guidelines called for early, aggressive blood-pressure management. These guidelines also make clear that the majority of patients may require two or more medications to reach their blood-pressure targets. Currently 69% of American adults diagnosed with hypertension are not at their blood-pressure goal.

- **Zoloft** is the most-prescribed antidepressant in the U.S. It is for the treatment of depression, panic disorder, obsessive-compulsive disorder in adults and children, post-traumatic stress disorder (PTSD), premenstrual dysphoric disorder (PMDD) and social anxiety disorder (SAD). Zoloft is approved for acute and long-term use in all of these indications, with the exception of PMDD, and is the only approved agent for the long-term treatment of PTSD and SAD, an important differentiating feature as these disorders tend to be chronic. While recent proposed regulatory changes to antidepressant prescribing information and the resulting heightened media attention have slowed overall market growth, we expect that Zoloft will continue to grow, given its breadth of indications and 13 billion patient days of safety data.

  On October 15, 2004, the FDA issued a recommendation that all antidepressant medicines include in their label a black-box warning that antidepressants may increase the risk of suicidal behavior in children and adolescents. The warning emphasized the need for physicians to balance the risk with the clinical need for antidepressant use and to closely monitor patients started on these medications.

  Zoloft is not approved for pediatric depression. In nine completed Zoloft pediatric and adolescent clinical trials there have been no suicides. We remain confident in the proven safety and efficacy of Zoloft to treat millions of patients with mood and anxiety disorders.

- **Neurontin**, for use in adjunctive therapy for epilepsy, is also approved in more than 60 markets for the treatment of a range of neuropathic pain conditions. Neurontin has also been approved for the management of post-herpetic neuralgia, a persistent, painful condition that affects many people in the aftermath of the viral infection commonly known as shingles. Neurontin is the first oral medication approved in the U.S. for this condition.

  In the latter half of 2004, Ivax Corporation (Ivax), Alpharma Inc. (Alpharma) and Teva Pharmaceuticals Industries Ltd. (Teva) launched generic versions of Neurontin (gabapentin) at-risk, despite ongoing patent litigation. We are aggressively pursuing our claims of patent infringement against Ivax, Alpharma, and Teva. Following those at-risk launches, we launched generic gabapentin through Greenstone, our U.S. generic pharmaceutical subsidiary (details of these matters are discussed in the notes to the consolidated financial statements — see Note 17, *Legal Proceedings and Contingencies*).

- **Celebrex and Bextra** are important therapeutic options for the pain and inflammation of osteoarthritis (OA), adult rheumatoid arthritis (RA), primary dysmenorrhea and, in the case of Celebrex, management of acute pain in adults, with a low risk of gastrointestinal bleeding compared to non-selective, non-steroidal anti-inflammatory drugs (NSAIDs). We copromoted these drugs with Pharmacia prior to our acquisition of Pharmacia. Revenue associated with the copromotion of Celebrex and Bextra was recorded by Pfizer as alliance revenue prior to the acquisition date.

  In 2004, Merck voluntarily withdrew its selective COX-2 inhibitor, Vioxx, from the market due to studies revealing an increased cardiovascular risk compared to placebo. Prompted by that action, regulatory agencies in several countries initiated a comprehensive review of the COX-2 drugs and in some instances of NSAIDs. After announcement of these reviews, Pfizer received notification of the halting of dosing of Celebrex in a study being conducted by the National Cancer Institute in which Celebrex showed an increase in overall cardiovascular events compared to placebo.

  On February 16 through 18, 2005, the FDA convened an Advisory Committee to review the overall benefit-to-risk profile of these products. During the course of this meeting, prospectively designed clinical studies, retrospective analyses and other scientific materials were reviewed and discussed. Additionally, the views of patients, practicing physicians and public advocacy groups were presented regarding the benefits and risks of these products. At the close of the meeting, the Advisory Committee made several recommendations to the FDA including, among other things, that Celebrex and Bextra remain on the market with appropriate warnings regarding cardiovascular risks. The FDA will now consider these recommendations and likely pursue discussions with Pfizer regarding appropriate labeling for Celebrex and Bextra.

A similar review has been undertaken by the European Medicines Evaluation Agency (EMEA). While this process is still ongoing, the agency's Committee for Medicinal Products for Human Use announced its conclusion on February 17, 2005, that available data had shown an increased risk of cardiovascular events for the class of COX-2 drugs. EMEA, as an interim measure, is requiring new labeling for all of these drugs that includes a restriction in patients with established heart disease or stroke and additional warnings to physicians regarding use in patients with cardiovascular risk factors. The final EMEA review of this class of products is expected to be completed by April 2005.

At the current time, other actions in smaller markets including Australia, New Zealand and Turkey have resulted in the imposition of significant use restrictions and/or label warnings and/or removal from the market of these products.

We are in the process of developing protocols to study and better understand the cardiovascular profile of Celebrex and Bextra in arthritis patients.

The media and public reaction to the events referred to above contributed to a decline of Celebrex and Bextra sales in the U.S. and other major markets beginning in December 2004. If the FDA and/or the EMEA were to take actions that result in a significant loss of sales of Celebrex and/or Bextra, this would have a material adverse impact on our results of operations.

- **Zithromax** is the world's largest selling antibiotic as well as the leading branded product in the U.S. respiratory-infection market. Zithromax is first-line therapy for a number of key indications, including acute exacerbations of chronic bronchitis, community-acquired pneumonia, sinusitis, and otitis media. Zithromax prescriptions in sinusitis, its newest indication in the U.S., grew 22% since launch and increased to 17.5% of all prescriptions for this indication in 2004. Zithromax has a proven track record of clinical efficacy across the spectrum for mild/moderate respiratory tract infections, outstanding safety, and a short therapeutic course that contributes to patient compliance and is cost effective.

  The decrease in sales in 2004 compared to 2003 is attributable to a weak respiratory infection season in the U.S. during the first quarter of 2004, combined with a 6.7% reduction in the fourth quarter of 2004, compared to the fourth quarter of 2003, in global new-prescription demand for antibiotics.

  Although Zithromax has experienced patent expirations in certain countries, it retains basic patent protection in the U.S. until November 2005.

- **Diflucan** is a systemic antifungal. The decrease in sales in 2004 compared to 2003 is mainly due to loss of exclusivity in the U.S. in July 2004 and in much of Europe in March 2003.

- **Viagra** remains the leading treatment for erectile dysfunction (ED) and one of the world's most recognized pharmaceutical brands. The decrease in sales in 2004 compared to 2003 reflects the impact of heavily promoted launches of two competitive products. A year and a half after the introduction of two competitors, the market has stabilized. Viagra maintains a strong leadership position with 69% of worldwide sales of phosphodiesterase-5 inhibitors.

  We expect Viagra to continue to lead the ED market due to its excellent medical profile. Future Viagra sales growth is expected to come from increased patient presentation and physician diagnosis. Direct-to-consumer advertising has also been effective in encouraging more men to see a physician about ED.

- **Xalatan/Xalcom,** a prostaglandin analogue used to lower the intraocular pressure associated with glaucoma and ocular hypertension, continues to lead the worldwide anti-glaucoma market. It is the first and only prostaglandin with a first-line indication for the treatment of elevated eye pressure. Xalcom consists of Xalatan with the beta blocker timolol. Future Xalatan/Xalcom global sales growth is expected to come through market expansion. Future opportunity exists as, in the U.S., approximately one-third of the diagnosed glaucoma patients are untreated and only 10-15% of the ocular hypertensive patients received treatment. Several comparative clinical trials and recent European Glaucoma Society guidelines support Xalatan as first-line therapy for use in newly treated patients before less efficacious and/or poorly tolerated therapies.

- **Zyrtec** provides strong, rapid and long-lasting relief for seasonal and year-round allergies and hives with once-daily dosing. Zyrtec leads all prescription antihistamines in new prescriptions in the U.S. and remains the leading prescription antihistamine among allergists and pediatricians, despite the significant decline of the prescription antihistamine market. The decrease in sales in 2004 compared to 2003 is attributable to declines in new prescriptions in the antihistamine market. With the loss of patent protection for Claritin (loratadine), a great variety of over-the-counter (OTC) loratadine products have come on the market since December 2002. In addition, as regional managed-care plans have raised co-payments to shift costs to consumers, patients have been less inclined to purchase prescription antihistamines. Zyrtec outperforms its competitors in part because it is available in the broadest range of formulations and treats the widest age range of patients of any prescription antihistamine.

- Alliance revenue reflects revenue primarily associated with our copromotion of Aricept, Spiriva and Rebif.
  - **Aricept,** discovered and developed by our alliance partner Eisai Co., Ltd, is the world's leading medicine to treat symptoms of Alzheimer's disease.
  - **Spiriva,** discovered and developed by our alliance partner Boehringer Ingelheim (BI), is used to treat chronic obstructive pulmonary disease (COPD), a chronic respiratory disorder that includes chronic bronchitis and emphysema.
  - **Rebif,** discovered and developed by Serono S.A. (Serono), is used to treat symptoms of relapsing forms of multiple sclerosis.

Alliances allow us to copromote or license these products for sale in certain countries. Under the copromotion agreements, these products are marketed and promoted with our alliance partners. We provide funding through cash, staff and other resources to sell, market, promote and further develop these products.

Recent Product Launches

We continue to invest in clinical research for our in-line medicines, increasing the value of our medicines to patients and their healthcare providers. We are also reinvigorating our portfolio by launching a series of new medicines or existing medicines in new markets. The following highlights the achievements for several of these products in 2004:

- **Lyrica,** for neuropathic pain, was launched in the U.K. and Germany and its sales have outpaced those of any other agent for neuropathic pain or epilepsy during the first three months after launch. The rapid and sustained pain relief provided by Lyrica will be extended to even more patients as it continues to be launched in other markets worldwide. With its approval by the FDA on December 30, 2004, Lyrica becomes the first FDA-approved treatment for the two most common forms of neuropathic pain—diabetic peripheral neuropathy and post-herpetic neuralgia.
- **Geodon,** for schizophrenia, continues to grow strongly—achieving record highs in recent new-prescription rates in the U.S.—driven by a powerful efficacy profile and better awareness and understanding of its favorable metabolic profile.
- **Spiriva,** the novel treatment for COPD that we copromote with BI, has received strong acceptance since its U.S. launch in June 2004.
- **Relpax,** for migraine headaches, continues to grow in the U.S., achieving a new-prescription share of 10.8% in December 2004.
- **Caduet,** the single-pill dual therapy of Lipitor and Norvasc, is gaining acceptance due to increased product awareness following its U.S. launch in May 2004. We expect that its growth will increase as more doctors and patients recognize the clinical utility demonstrated by Caduet in achieving treatment goals for patients at elevated cardiovascular risk due to high blood pressure and high cholesterol levels. New clinical data and access for more than 80% of covered patient lives should further its acceptance and extend the cardiovascular benefits of lipid lowering in patients with hypertension so clearly demonstrated in the ASCOT trial and now included in the Caduet label. We believe this combination of utility, access, acceptance, and outcomes data positions Caduet as a clear choice for hypertensive patients.
- **Inspra,** for post-myocardial-infarction (MI) heart failure, is expected to show accelerated growth because of new clinical data, new medical treatment guidelines, and redoubled field support for this innovative product, which uniquely supports a relatively small critical-care post-MI patient population.

Consumer Healthcare

Revenues of our consumer healthcare business were as follows:

(MILLIONS OF DOLLARS)	2004	2003	2002	% CHANGE 04/03	03/02
Consumer Healthcare*	**$3,516**	$2,949	$2,464	**19**	20

* Certain reclassifications were made in 2003 and 2002 to conform to the 2004 presentation.

Our consumer healthcare business is one of the largest in the world.

The increase in consumer healthcare revenues in 2004, as compared to 2003, was attributable to:

- the 22% increase in 2004 in sales of Listerine mouthwash, which benefited from the U.S. launch of Natural Citrus flavor in September 2003 and the launch of Listerine Advanced in September 2004
- the favorable impact of the weakening of the U.S. dollar relative to many foreign currencies
- the inclusion of Pharmacia product revenues for a full year in 2004

The increase in consumer healthcare revenues in 2003 as compared to 2002 was primarily due to:

- the inclusion of Pharmacia product revenues subsequent to the acquisition date
- the 12% increase in 2003 in sales of Listerine mouthwash, which benefited from the U.S. launch of Natural Citrus flavor in September 2003
- the favorable impact of the weakening of the U.S. dollar relative to many foreign currencies

partially offset by:

- the 13% decline in 2003 in sales of Listerine PocketPaks, reflecting the 2002 initial trade stocking as well as a change in demand from initial trial to a more normalized consumption pattern, which was partially offset by the roll-out to international markets
- the 1% and 2% sales declines in 2003 of Benadryl and Sudafed as a result of the loratadine switch from prescription to OTC
- the divestitures of the Nix and Bonine franchises in North America during the first half of 2003

Animal Health

Revenues of our animal health business were as follows:

(MILLIONS OF DOLLARS)	2004	2003	2002	% CHANGE 04/03	03/02
Livestock products	**$1,200**	$ 970	$ 595	**24**	63
Companion animal products	**753**	628	524	**20**	20
Total Animal Health	**$1,953**	$1,598	$1,119	**22**	43

Our animal health business is the largest in the world.

The increase in animal health revenues in 2004, as compared to 2003, despite the impact on the cattle industry following the discovery of BSE (bovine spongiform encephalopathy or mad cow disease) in the U.S., was attributable to:

- in livestock, the launch of a new claim for Bovishield (protects pregnant cows and fetal and nursing calves against viral diseases) in the U.S. during the fourth quarter of 2003; the launch of Draxxin (for treatment of respiratory disease in cattle and swine) in Europe during the first quarter of 2004; and the third quarter of 2004 launch of Excede (an antimicrobial that controls and treats respiratory disease in beef, non-lactating cattle and swine) in the U.S.
- in companion animal, Rimadyl (for relief of arthritis pain in dogs and for post-operative treatment), Revolution (a parasiticide for dogs and cats) and Clavamox (an antibiotic for dogs and cats) all grew at double-digit rates in 2004
- the favorable impact of the weakening of the U.S. dollar relative to many foreign currencies
- the inclusion of Pharmacia product revenues, which are reflected in both product categories, for a full year in 2004

The increase in animal health revenues in 2003 compared to 2002 was attributable to:

- in livestock, growth from new products launched during 2002, such as Flusure (a swine influenza vaccine) and Advocin 180 (an antibiotic used to treat respiratory and internal infections in cattle and swine) in the U.S. and RespiSure One/Stellamune One (a single-dose swine vaccine to prevent pneumonia) in our international markets as well as the 2003 launch of Spirovac (a reproductive cattle vaccine) in the U.S.
- in companion animal, the U.S. launch of Rimadyl injectable during the second quarter of 2003 and increased field, marketing and promotional activities throughout our markets that resulted in Rimadyl, Revolution and Clavamox growing at double-digit rates
- the favorable impact of the weakening of the U.S. dollar relative to many foreign currencies
- the inclusion of Pharmacia product revenues, which are reflected in both product categories, subsequent to the acquisition date

Product Developments

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. We possess a broad and deep pipeline of medicines in development. In 2004, ten new products (Inspra, Caduet, Macugen, Lyrica, Exubera, Daxas, Dynastat (parecoxib), Zithromax microspheres, Oporia (lasofoxifene) and Revatio) were either approved or undergoing regulatory review in the U.S. and/or the E.U. We have launched, or intend to launch, these new products in new markets once regulatory approvals are received. However, there are no assurances as to when, or if, we will receive regulatory approval for these or any of our other new products.

Significant regulatory actions by, and filings pending with, the FDA and other regulatory agencies follow:

Recent U.S. FDA Approvals

PRODUCT	INDICATION/DOSAGE	DATE APPROVED
Lyrica (capsules)	Neuropathic pain associated with diabetic peripheral neuropathy (DPN) and post-herpetic neuralgia	December 2004
Vfend	Blood stream infections caused by certain *Candida* fungi in non-neutropenic patients (those without low white blood cell counts)	December 2004
Macugen[(a)]	Neovasculor (wet) age-related macular degeneration (AMD)	December 2004
Depo-Provera	Subcutaneous formulation for contraception	December 2004
Geodon	Acute mania in bipolar disorder, including manic and mixed episodes	August 2004
Lipitor	Prevention of cardiovascular disease by reducing heart attack risk in people with normal to mildly elevated cholesterol levels	August 2004
Zyvox	Use in multi-drug resistant Streptococcus pneumonia infections in patients with community-acquired or nosocomial pneumonia	June 2004
Camptosar IV	Use in children	June 2004
Zyrtec	Chewable tablets for treatment of seasonal and perennial allergic rhinitis and chronic idiopathic urticaria in children aged two years and older	March 2004
Viracept	Use in children with HIV	March 2004
Caduet	Single product that combines cholesterol-lowering and anti-hypertensive medications in Lipitor and Norvasc	January 2004
Diflucan	Use in children to treat fungal infections	January 2004
Spiriva	Chronic obstructive pulmonary disease	January 2004
Zithromax	Acute bacterial sinusitis	January 2004

(a) Developed in partnership with Eyetech Pharmaceuticals, Inc.

Pending U.S. New Drug Applications (NDAs) and Supplemental NDAs

PRODUCT	INDICATION/DOSAGE	DATE SUBMITTED
Dynastat (parecoxib)	Injectible prodrug of valdecoxib for acute pain	December 2004
Revatio (sildenafil citrate)	Oral treatment for pulmonary arterial hypertension (PAH)	December 2004
Aromasin	Treatment for early breast cancer	December 2004
Oporia (lasofoxifene)	Vaginal atrophy;	December 2004
	Selective estrogen modulator for the prevention of post-menopausal osteoporosis	August 2004
Norvasc	Reduction of cardiovascular risk, including risk of coronary heart disease, myocardial infarction, cardiovascular procedures and strokes	August 2004
Zithromax microspheres	Sustained release form of Zithromax	August 2004
Fragmin	Use in oncology patients to reduce cardiac toxicity associated with chemotherapy	March 2004
Depo-Provera	Subcutaneous formulations to treat endometriosis	December 2003
Lyrica	Treatment for partial seizures	October 2003

In September 2004, we received approvable letters from the FDA for Lyrica for the treatment of neuropathic pain associated with DPN and post-herpetic neuralgia (FDA approval was granted in December 2004) and as adjunctive therapy in the treatment of partial seizures in adults and a "not-approvable" letter from the FDA for the treatment of generalized anxiety disorder.

In January 2005, Neurocrine Biosciences Inc. (Neurocrine) announced that NDAs for both indiplon IR (immediate release) and MR (modified release) formulations will be resubmitted to the FDA due to technical difficulties encountered in connection with its original submissions.

In August 2004, the FDA issued a "not-approvable" letter for Bextra for the treatment of migraine.

Other Regulatory Approvals and Filings:

PRODUCT/COMPOUND IN DEVELOPMENT	DESCRIPTION OF EVENT	DATE APPROVED	DATE SUBMITTED
Revatio	Application submitted in the E.U. for treating PAH	—	December 2004
Geodon	Application submitted in the E.U. for treating manic bipolar disorder	—	December 2004
Macugen	Application submitted in the E.U., Canada, Australia and Brazil for AMD	—	September 2004
Inspra	Post-MI heart failure in the E.U.	August 2004	—
Genotropin	Treatment of short stature and growth problems in Japan	—	July 2004
Lyrica (pregabalin)	Received marketing approval in the E.U. for treatment of DPN and partial seizures	July 2004	—
Geodon	Oral suspension dosage form approved in 10 E.U. states	June 2004	—
Zithromax	Received approval in Japan for treatment of sexually transmitted disease	May 2004	—
Neurontin	Application submitted in Japan for epilepsy	—	April 2004
Vfend	Approval of a powder for oral suspension (POS) formulation was granted in the E.U.	February 2004	—
Exubera	Application submitted in the E.U. as an inhalable form of insulin for type 1 and type 2 diabetes	—	February 2004
Daxas (roflumilast)	Application submitted in the E.U. for COPD and asthma	—	February 2004

Ongoing or planned clinical trials for additional uses and dosage forms for our currently marketed products include:

PRODUCT	INDICATION/DOSAGE
Celebrex	Sporadic adenomatous polyposis — a precancerous condition caused by growths in the intestines
	Bladder cancer
	Barrett's esophagus — a precancerous condition caused by repeated damage from stomach acid regurgitation
	Actinic keratosis — a precancerous skin growth caused by overexposure to sunlight
	Cardiovascular benefits in osteoarthritis patients at high cardiovascular risk
	Chronic lower back pain
Vfend	Candidemia in non-neuropenic patients
	Fungal infections in immuno-compromised patients
Camptosar IV	Adjuvant colorectal cancer
	Gastric cancer
Xalatan (new formulation)	Ocular hypertension

Drug candidates advancing in late-stage development include Exubera, or inhalable insulin, for type 1 and type 2 diabetes under co-development, co-manufacture, and co-marketing with Sanofi-Aventis, with the participation of Nektar Therapeutics, now under regulatory review in the E.U.; indiplon, a GABA receptor modulator in development with Neurocrine for treatment of insomnia; Sutent, or SU-11248, an angiogenesis inhibitor for treatment of gastrointestinal stromal tumors and renal carcinoma; varenicline, a nicotine-receptor partial antagonist for smoking cessation; Daxas, a phosphodiesterase-4 inhibitor in co-development with Altana Pharma for chronic obstructive pulmonary disease and asthma, now under regulatory review in the E.U.; edotecarin, a topoisomerase-1 inhibitor for colorectal cancer; UK-427,857, a CCR-5 receptor antagonist for HIV; capravirine, a non-nucleoside reverse transcriptase inhibitor for HIV; torcetrapib/Lipitor, a combination CETP inhibitor/statin for heart disease; asenapine for schizophrenia and bipolar disorder, under co-development with Akzo Nobel's Organon healthcare unit; and Zithromax/chloroquine for treatment of malaria.

In July 2004, we ceased the clinical development of sumanirole, a compound under investigation for the treatment of Parkinson's disease.

In October 2003, we announced a global agreement to collaborate with Organon for the exclusive worldwide development and commercialization of asenapine, a 5HT2/D2 antagonist beginning Phase III trials for schizophrenia and bipolar disorder. Under the terms of the agreement, the companies will collaborate on the clinical development and manufacturing of asenapine and copromote the product in the U.S., E.U., Japan, and other markets. We expensed a payment of $100 million made in the fourth quarter of 2003, which was included in *Research and development expenses*. Additional milestone payments of $270 million could potentially be made to Organon based upon regulatory approvals and launch of asenapine in the U.S., E.U., and Japan, as well as the attainment of certain agreed-upon sales levels. If approved, we will copromote asenapine with Organon and we will record alliance revenue for copromotion services provided to Organon.

In December 2002, we announced an agreement with Neurocrine for the exclusive worldwide development and commercialization of indiplon, Neurocrine's Phase III compound for the potential treatment of insomnia. Under terms of the agreement, we obtained an exclusive, worldwide license for indiplon. We will record all sales of indiplon and Neurocrine will have exclusive rights to copromote, but not to sell, indiplon in the U.S. Following filing of an NDA for indiplon, Neurocrine will also have rights to detail, but not to sell, our antidepressant, Zoloft, in the U.S. The government approved the transaction in February 2003 and we expensed a payment of $100 million made to Neurocrine in the first quarter of 2003 which was included in *Research and development expenses*. Additional milestone payments of $300 million could potentially be made to Neurocrine based on worldwide regulatory submissions and approvals. In 2004, we expensed $21 million in milestone payments (of the $300 million), which was included in *Research and development expenses*. We will fund the ongoing development of indiplon and pay royalties on worldwide sales and copromotion commissions in the U.S. Following the U.S. launch of indiplon, we will provide a $175 million secured credit facility to Neurocrine for a period of three years.

Also in December 2002, we announced an agreement with Eyetech Pharmaceuticals, Inc. ("Eyetech") to jointly develop and commercialize Eyetech's Macugen (pegaptanib sodium), a potential treatment for age-related macular degeneration (AMD) and diabetic macular edema (DME), both leading causes of blindness. The government cleared the transaction in February 2003 at which time we expensed a payment of $100 million which was included in *Research and development expenses*. Additional milestone payments up to $195.5 million could potentially be made to Eyetech based on worldwide regulatory submissions and approvals. Eyetech also has the potential to receive up to an additional $450 million in milestone payments, which are contingent upon successful commercialization of Macugen and attainment of agreed-upon sales levels. We will also fund the majority of the ongoing development costs for both the AMD and DME indications. The FDA approved Macugen for AMD in December 2004. In 2004, based on certain regulatory submissions and approvals, we expensed a $16 million milestone payment which was included in *Research and development expenses* and, in connection with the approval we capitalized, as an intangible asset, a $90 million milestone payment (both amounts were included in the $195.5 million). We will copromote Macugen with Eyetech in the U.S. and record alliance revenue for copromotion services provided to Eyetech. Outside the U.S., upon regulatory approvals, we will market the product exclusively under a royalty-bearing license and we will directly record sales of the product.

Additional product-related programs are in various stages of discovery and development.

Costs and Expenses

Cost of Sales

Cost of sales decreased 21% in 2004 and increased 139% in 2003 while revenues increased 17% in 2004 and 39% in 2003. The change in 2004 cost of sales was primarily driven by the impact of purchase accounting on the 2003 income statement. Consistent with purchase accounting, Pharmacia's assets, including inventory, were recorded on our balance sheet at fair value in 2003. As the inventory was sold, subsequent to the acquisition date, the income statement reflected the fair market value step-up of the inventory which totaled $2,747 million in 2003. Sales of this inventory were completed by the end of 2003.

Cost of sales in 2004 (which includes legacy Pharmacia's product portfolio for the entire period) compared to 2003 decreased as a result of:

- impact of purchase accounting in 2003, which reflected the incremental charge of $2,747 million from the sale of inventory acquired from Pharmacia, adjusted to fair value
- merger-related cost savings
- favorable product mix

partially offset by:

- higher product costs attributable to legacy Pharmacia products
- the unfavorable impact of the weakening of the U.S. dollar relative to many foreign currencies

Cost of sales in 2003 compared to 2002 increased as a result of:

- impact of purchase accounting, which reflected the incremental charge of $2,747 million from the sale of inventory acquired from Pharmacia, adjusted to fair value
- the impact of reflecting cost of sales for Celebrex and Bextra after the acquisition date compared to reflecting alliance revenue for the copromotion of Celebrex and Bextra prior to April 16, 2003
- change in product mix, given the addition of legacy Pharmacia's product portfolio, which has a higher product cost relative to legacy Pfizer's product portfolio
- the unfavorable impact of the weakening of the U.S. dollar relative to many foreign currencies

partially offset by:

- merger-related cost savings

Selling, Informational and Administrative (SI&A) Expenses

SI&A expenses increased 12% in 2004 and 40% in 2003. Overall, both years reflect increases due to strong marketing and sales support for our broad portfolio of pharmaceutical products. In 2004, these increases are mainly due to the full year inclusion of Pharmacia SI&A-related activities, partially offset by cost synergies from Pharmacia-related restructuring activities. Marketing expenses of our pharmaceutical products included costs in 2004 primarily for supporting new product introductions such as Caduet, Lyrica, Inspra and Somavert and increased promotion due to new product competition largely offset by the realization of merger synergies.

During 2003, marketing expenses of our pharmaceutical products included costs associated with the first quarter 2003 U.S. launch of the migraine product Relpax and continued commercial support for products recently launched in the U.S. including the anti-arthritic pain product Bextra (copromoted with Pharmacia in the U.S. prior to the acquisition date), the U.S. launch in the third quarter 2002 of the antifungal agent Vfend, and initial commercial support of the multiple sclerosis product Rebif (copromoted with Serono in the U.S.) launched in the fourth quarter 2002. In Europe, the launch of Spiriva (copromoted with BI) for COPD in the fourth quarter 2002 and the migraine product Relpax in the second quarter 2002 also contributed to the period-over-period increase in marketing expenses.

Research and Development (R&D) Expenses

R&D expenses increased 3% in 2004 and 44% in 2003. In 2004 and 2003, year-over-year growth for R&D expenses is attributable to the inclusion of Pharmacia-related activities and increased support of the advanced-stage development portfolio partially offset by cost synergies from Pharmacia-related restructuring activities.

R&D expense also includes payments for intellectual property rights of $160 million in 2004, $380 million in 2003 and $32 million in 2002. Additionally, see our discussion in the "Product Developments" section of this Financial Review.

Merger-Related In-Process Research and Development Charges

We recorded merger-related in-process research and development charges of $1,071 million in 2004 based on our estimate of the portion of the purchase price allocated to IPR&D, which included $920 million for Esperion.

We recorded an IPR&D charge of $5,052 million in 2003 for the portion of the purchase price of Pharmacia allocated to IPR&D. The components of the IPR&D charge included projects related to multiple therapeutic areas in Pharmacia's portfolio, such as arthritis and pain.

Merger-Related Costs

We incurred the following merger-related costs, primarily in connection with our acquisition of Pharmacia which was completed on April 16, 2003:

(MILLIONS OF DOLLARS)	2004	2003	2002
Integration costs:			
Pharmacia	$ 475	$ 838	$ 98
Other[(a)]	21	33	345
Restructuring costs:			
Pharmacia	704	177	—
Other[(a)]	(7)	10	187
Total merger-related costs — expensed	$1,193	$1,058	$630
Total merger-related costs — capitalized	$ 581	$1,578	$ —

(a) Includes costs incurred in connection with our merger with Warner-Lambert Company (Warner-Lambert), which was completed on June 19, 2000.

Integration costs represent external, incremental costs directly related to an acquisition, including expenditures for consulting and systems integration.

Restructuring costs represent costs associated with asset write-offs, exit activities, employee termination costs and certain relocation costs.

The restructuring of our operations resulting from our merger with Warner-Lambert was substantially complete as of December 31, 2003. Accordingly, we did not incur significant integration or restructuring charges in 2004 directly related to our merger with Warner-Lambert.

Cost synergies from the Pharmacia acquisition were $3.6 billion in 2004 and $1.3 billion in 2003. Cost synergies resulting from the acquisition of Pharmacia are expected to be about $4.2 billion in 2005. Synergies come from a broad range of sources, including a streamlined organization, reduced operating expenses, and procurement savings.

In connection with the acquisition of Pharmacia, Pfizer management approved plans throughout 2004 and 2003 to restructure the operations of both legacy Pfizer and legacy Pharmacia to eliminate duplicative facilities and reduce costs. The restructuring of our operations as a result of our acquisition of Pharmacia is expected to continue through at least 2005 and is expected to include severance, costs of vacating duplicative facilities, contract termination and other exit costs.

Total merger-related expenditures (income statement and balance sheet) incurred during 2003-2005 to achieve these synergies are expected to be about $6.0 billion, on a pre-tax basis. The remaining costs expected to be incurred are primarily associated with asset impairments, exit costs and employee terminations.

Restructuring Costs Associated with Legacy Pharmacia — Capitalized

We recorded, through April 15, 2004, restructuring costs associated primarily with employee terminations and exiting certain activities of legacy Pharmacia. These costs were recognized as liabilities assumed in the purchase business combination. Accordingly, these costs were considered part of the purchase price of Pharmacia and have been recorded as an increase to goodwill (see the notes to the consolidated financial statements — Note 2A, *Acquisitions: Pharmacia Corporation*). At December 31, 2004, liabilities for restructuring costs incurred but not paid totaled $191 million and are included in *Other current liabilities*. Restructuring charges after April 15, 2004 associated with legacy Pharmacia are charged to the results of operations. Changes to previous estimates of restructuring charges that were included as part of the purchase price allocation of Pharmacia are recorded as a reduction of goodwill or as an expense to operations, as appropriate.

The majority of the restructuring costs related to employee terminations. Through December 31, 2004, employee termination costs totaling $1,535 million ($246 million recorded in 2004) represent the approved reduction of the legacy Pharmacia work force by 12,820 employees mainly in corporate, manufacturing, distribution, sales and research. We notified affected individuals and 12,248 employees were terminated as of December 31, 2004. Employee termination costs include accrued severance benefits and costs associated with change-in-control provisions of certain Pharmacia employment contracts.

Restructuring Costs Associated with Legacy Pfizer and Legacy Pharmacia — Expensed

Through December 31, 2004, we have recorded, in total, $881 million of restructuring costs ($704 million recorded in 2004). These restructuring costs were associated with exiting certain activities of legacy Pfizer and legacy Pharmacia (from April 16, 2004), including severance, costs of vacating duplicative facilities, contract termination and other exit costs. At December 31, 2004, liabilities for restructuring costs incurred but not paid totaled $218 million and are included in *Other current liabilities*.

The majority of the restructuring costs related to employee terminations. Through December 31, 2004, employee termination costs totaling $517 million ($377 million recorded in 2004) represent the approved reduction of the legacy Pfizer and legacy Pharmacia (from April 16, 2004) work force by 3,830 employees, mainly in corporate, manufacturing, distribution, sales and research. We notified affected individuals and 3,118 employees were terminated as of December 31, 2004. Employee termination costs include accrued severance benefits and costs associated with change-in-control provisions of certain Pharmacia employment contracts.

Other (Income)/Deductions — Net

In September 2004, Pfizer and its wholly owned subsidiary, Quigley Company, Inc. (Quigley), (together, the Companies), announced that they have taken steps which, subject to court approval and approval by claimants, will resolve all pending and future claims against the Companies in which claimants allege personal injury from exposure to Quigley products containing asbestos, silica, or mixed dust. Quigley was acquired by Pfizer in 1968 and sold small amounts of products containing asbestos, silica or mixed dust until the early 1970s. We recorded a charge of $369 million before-tax in 2004 in connection with these matters (see our discussions in the notes to the consolidated financial statements —Note 17B, *Legal Proceedings and Contingencies: Product Liability Matters*).

In the fourth quarter of 2003, we recorded charges totaling $1,402 million to cover the resolution of two legacy Warner-Lambert legal matters relating to Rezulin personal injury claims and a government investigation of marketing practices relating to Neurontin.

Taxes on Income

Our overall effective tax rate for continuing operations was 19.0% in 2004, 49.7% in 2003 and 22.1% in 2002. The lower tax rate in 2004 compared to 2003 was attributable to decreased merger-related in-process research and development charges, which are not deductible. The higher tax rate in 2003 compared to 2002 was primarily due to the impact of purchase accounting for the Pharmacia acquisition, as well as the significantly low benefit attributable to our charges for litigation settlements.

On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004 (the Act). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividend-received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, without further guidance, there remains significant uncertainty as to the interpretation of numerous provisions in the Act. As of December 31, 2004, we had not decided whether, and to what extent, we might repatriate foreign earnings under the Act, and, accordingly, the financial statements do not reflect any provision for taxes on unremitted foreign earnings. Since that time, however, the U.S. Treasury has issued some guidance, which appears to clarify some of the Act's provisions, and management continues to investigate whether the Company might repatriate up to $29 billion in extraordinary dividends, as defined in the Act. This amount could increase by $8.6 billion, the amount of Pharmacia's historical accumulated earnings, but is subject to further U.S. Treasury guidance. It is expected that the analysis and evaluation of the provision will be completed during the first quarter of 2005 and recommendations will be made to senior management and the Board of Directors for their approval to repatriate a portion of the total available as an extraordinary dividend. We expect to complete our analysis as to the total amount available for repatriation once the U.S. Treasury issues all of its guidance, including the expected passage of a Technical Corrections Bill by Congress. Since the U.S. Treasury has not completed the issuance of all of its guidance on the Act, the Company can only make a good-faith estimate of the tax liability that would have to be recorded if these extraordinary dividends are paid. Accordingly, the Company expects, based on the information presently available, that it would record a tax liability based on the 5.25% statutory rate in the Act. However, the actual cost to the Company is dependent on a number of factors that are currently being analyzed, including the amount of repatriation, the passage of the pending Technical Corrections Bill and further guidance from the Treasury. Therefore, the range of income tax effects of such repatriation cannot be reasonably estimated at this time.

Discontinued Operations

We evaluate our businesses and product lines on an ongoing basis for strategic fit within our operations. As a result of our evaluation, in 2004, we either sold or decided to sell the following businesses and product lines:

- In March 2004, we decided to sell certain European generic pharmaceutical businesses. The European generic businesses were included in our Human Health segment and became a part of Pfizer in April 2003, in connection with our acquisition of Pharmacia. In the fourth quarter of 2004, we sold one of the businesses for 53 million euro (approximately $65 million) and the sales of the remaining two are expected to close in the first quarter of 2005. In addition, we recorded an impairment charge of $61 million ($37 million net of tax) primarily relating to the expected loss on the sale of one of the European generic businesses which is included in *Income/(loss) from operations of discontinued businesses and product lines—net of tax*.

- In March 2004, we decided to sell certain non-core consumer product lines marketed primarily in Europe by our Consumer Healthcare segment and in May 2004, we agreed to sell these products for 135 million euro (approximately $163 million) in cash. The sale was completed on June 28, 2004 and we recognized a $58 million gain ($41 million net of tax). The majority of these products were small brands sold in single markets only and included certain products that became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia.

- In March 2004, we decided to sell our surgical ophthalmic business and in April 2004, we agreed to sell this business for $450 million in cash. The sale was completed on June 26, 2004. The surgical ophthalmic business was included in our Human Health segment and became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia.
- In January 2004, we agreed to sell our in-vitro allergy and autoimmune diagnostics testing (Diagnostics) business, formerly included in the "Corporate/Other" category of our segment information, for $575 million in cash. The sale was completed on April 23, 2004. The Diagnostics business was acquired in April 2003 in connection with our acquisition of Pharmacia.

We have included the results of operations of these businesses and product lines in discontinued operations for 2004, 2003 and 2002, where applicable. Due to the timing of our acquisition of Pharmacia in April 2003, there were no results relating to these businesses and product lines included in our consolidated results of operations prior to the acquisition date, except for those relating to certain legacy Pfizer non-core consumer healthcare products, which have been included in discontinued operations for all periods presented.

In 2004, we earned $17 million of income ($10 million net of tax) relating to the prior year of sale of the femhrt, Estrostep and Loestrin product lines.

The significant assets and liabilities relating to these businesses and product lines included intangible assets; goodwill; property, plant and equipment; inventory; accounts receivable; accrued liabilities and deferred taxes.

In 2003, we sold the following businesses and product lines:

- In April 2003, we completed the sale of the hormone replacement therapy femhrt, formerly part of our Human Health segment, for $160 million in cash with a right to receive up to $63.8 million contingent on femhrt retaining market exclusivity until the expiration of its patent. We recognized a gain on the sale of this product of $139 million ($83 million net of tax) in the consolidated statement of operations for 2003.
- In March 2003, we sold the oral contraceptives Estrostep and Loestrin, formerly part of our Human Health segment, for $197 million in cash with a right to receive up to $47.3 million contingent on Estrostep retaining market exclusivity until the expiration of its patent. We recognized a gain on the sale of these two products of $193 million ($116 million net of tax) in the consolidated statement of operations for 2003.
- In March 2003, we sold the Adams confectionery products business, formerly part of our Consumer Healthcare segment, for $4.2 billion in cash. We recognized a gain on the sale of this business of $3,091 million ($1,824 million net of tax) in the consolidated statement of operations for 2003.
- In March 2003, we sold the Schick-Wilkinson Sword shaving products business, formerly part of our Consumer Healthcare segment, for $930 million in cash. We recognized a gain on the sale of this business of $462 million ($262 million net of tax) in the consolidated statement of operations for 2003.

In December 2002, we sold the Tetra fish-care products business, formerly part of our Consumer Healthcare segment for $238.5 million in cash. We recognized a gain on the sale of this business of $117 million ($77 million net of tax) in the consolidated statement of operations for 2002 only.

These businesses and product lines are reported as discontinued operations in the periods presented.

The following amounts have been segregated from continuing operations and reported as discontinued operations:

(MILLIONS OF DOLLARS)	2004	2003	2002
Revenues	**$405**	$1,214	$2,987
Pre-tax income/(loss)	**(39)**	43	477
Provision for/(benefit) from taxes	**(17)**	17	179
Income/(loss) from operations of discontinued businesses and product lines — net of tax	**(22)**	26	298
Pre-tax gains on sales of discontinued businesses and product lines	**75**	3,885	117
Provision for taxes on gains[a]	**24**	1,600	40
Gains on sales of discontinued businesses and product lines — net of tax	**51**	2,285	77
Discontinued operations — net of tax	**$ 29**	$2,311	$ 375

[a] Includes deferred taxes of $24 million in 2004, $744 million in 2003 and $40 million in 2002.

Adjusted Income

General Description of Adjusted Income Measure

Adjusted Income is an alternative view of performance used by management and we believe that investors' understanding of our performance is enhanced by disclosing this performance measure. The Company reports Adjusted Income in order to portray the results of our major operations—the discovery, development, manufacture, marketing, and sale of prescription medicines for humans and animals, as well as our over-the-counter products—prior to considering certain income statement elements. We have defined Adjusted Income as net income before discontinued operations, the cumulative effect of change in accounting principles, significant impacts of purchase accounting for acquisitions, merger-related costs and certain significant items. The Adjusted Income measure is not and should not be viewed as a substitute for U.S. GAAP Net Income.

The Adjusted Income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis. The following are examples of how the Adjusted Income measure is utilized.

- Senior management receives a monthly analysis of the operating results of our Company that is prepared on an Adjusted Income basis;
- The annual budgets of our Company are prepared on an Adjusted Income basis; and
- Annual and long-term compensation, including annual cash bonuses, merit-based salary adjustments, and stock options, for various levels of management is based on financial measures that include Adjusted Income. The Adjusted Income measure currently represents a significant portion of target objectives that are utilized to determine the annual compensation for various levels of management, although the actual weighting of the objective may vary by level of management and job responsibility, and may be considered in the determination of certain long-term compensation plans. The portion of senior management's bonus, merit-based salary increase and stock option awards based on the Adjusted Income measure ranges from 10%–30%.

Despite the importance of this measure to management in goal setting and performance measurement, we stress that Adjusted Income is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted Income (unlike U.S. GAAP Net Income) may not be comparable with the calculation of similar measures for other companies. Adjusted Income is presented solely to permit investors to more fully understand how management assesses the performance of our Company.

We also recognize that, as an internal measure of performance, the Adjusted Income measure has limitations and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted Income measure is that it provides a view of our Company's operations without including all events during a period such as the effects of an acquisition, merger-related charges or amortization of purchased intangibles and does not provide a comparable view of our performance to other companies in the pharmaceutical industry. We also use other specifically tailored tools designed to ensure the highest levels of performance in the Company. For example, our Research and Development organization has productivity targets, upon which its effectiveness is measured. In addition, for senior levels of management, a portion of their long-term compensation is based on U.S. GAAP net income.

Purchase Accounting Adjustments

Adjusted Income is calculated prior to considering significant purchase-accounting impacts, such as those related to our acquisitions of Pharmacia and Esperion as well as net-asset acquisitions. These impacts can include charges for purchased in-process research and development, the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, and the incremental charges related to the amortization of finite-lived intangible assets for the increase to fair value. Therefore, the Adjusted Income measure includes the revenues earned upon the sale of the acquired products without considering the aforementioned significant charges.

Certain of the purchase accounting adjustments associated with a business combination, such as the amortization of intangibles, can occur for up to 40 years (with a weighted average useful life of approximately 10 years), but this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by trying to provide a degree of parity to internally developed intangible assets for which research and development costs have been previously expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted Income. This component of Adjusted Income is derived solely with the impacts of the items listed in the first paragraph of this section. We have not factored in the impacts of any other differences in experience that might have occurred if Pfizer had discovered and developed those intangible assets on its own and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, our research and development costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting sales, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted Income amounts would have been the same as presented had Pfizer discovered and developed the acquired intangible assets.

Merger-Related Costs

Adjusted Income is calculated prior to considering integration and restructuring costs associated with business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate two businesses as a result of the acquisition decision. For additional clarity, only restructuring and integration activities that are associated with a purchase business combination or a net-asset acquisition are included in merger-related costs. We have not factored in the impacts on synergies that would have resulted had these costs not been incurred.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in a business combination result primarily from the need to eliminate duplicate assets, activities or employees — a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in other, more normal business contexts.

The integration and restructuring costs associated with a business combination may occur over several years with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the highly regulated nature of the pharmaceutical business, the closure of excess facilities can take several years as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA. In other situations, we may be required by local laws to obtain approvals prior to terminating certain employees. This approval process can delay the termination action.

Discontinued Operations

Adjusted Income is calculated prior to considering gains or losses on the sale of businesses and product lines included in discontinued operations as well as the related results of operations. We believe that this presentation is meaningful to investors because, while we review our businesses and product lines on an ongoing basis for strategic fit with our operations, we do not build or run our businesses with an intent to sell them.

Certain Significant Items

Adjusted Income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. While not all-inclusive, examples of items which could be included as certain significant items would be a major non-acquisition-related restructuring charge, if non-recurring in nature; costs associated with a significant recall of one of our products; charges related to sales or disposals of products or facilities that do not qualify as discontinued operations as defined by U.S. GAAP; certain intangible asset impairments; or possible charges related to legal matters, such as certain of those discussed in *Legal Proceedings* in our Form 10-K and in *Part II: Other Information; Legal Proceedings* included in our Form 10-Q filings (for example, our $369 million charge related to certain asbestos-related matters incurred in 2004 or our $1,402 million charge related to the resolution of two legacy Warner-Lambert litigation matters incurred in 2003). Normal, ongoing defense costs of the Company or settlements and accruals on legal matters made in the normal course of our business would not be considered a certain significant item.

Reclassification

In 2004, in response to a change in Pfizer's business strategy, we revised our basis for Adjusted Income such that we no longer consider certain items in Adjusted Income. For example, copromotion charges and payments for intellectual-property rights for unapproved products being developed by third parties and the operational contribution of divestitures are no longer presented in an alternative manner from U.S. GAAP. We have revised our previous 2003 and 2002 basis for Adjusted Income to conform to the 2004 presentation.

A reconciliation between net income, as reported under U.S. GAAP, and Adjusted Income follows:

				% CHANGE	
(MILLIONS OF DOLLARS)	**2004**	2003	2002	**04/03**	03/02
Reported net income	**$11,361**	$ 3,910	$9,126	**191**	(57)
Discontinued operations — net of tax	**(29)**	(2,311)	(375)	**(99)**	516
Cumulative effect of change in accounting principles — net of tax	**—**	30	410	*	*
Purchase accounting adjustments — net of tax	**3,389**	8,666	—	**(61)**	—
Merger-related costs — net of tax	**786**	659	387	**19**	70
Certain significant items — net of tax	**629**	1,358	—	**(54)**	—
Adjusted income	**$16,136**	$12,312	$9,548	**31**	29

*Calculation not meaningful.

Adjusted income excludes the following items:

(MILLIONS OF DOLLARS)	2004	2003	2002
Discontinued operations, pre-tax:			
Loss/(income) from operations of discontinued businesses and product lines[a]	$ 39	$ (43)	$(477)
Gains on sales of discontinued businesses and product lines[a]	(75)	(3,885)	(117)
Total discontinued operations pre-tax	(36)	(3,928)	(594)
Income taxes	7	1,617	219
Total discontinued operations — net of tax	(29)	(2,311)	(375)
Cumulative effect of change in accounting principles — net of tax	—	30	410
Purchase accounting adjustments, pre-tax:			
In-process research and development charges[b]	1,071	5,052	—
Intangible amortization and other[c]	3,285	2,336	—
Sale of acquired inventory written up to fair value[d]	40	2,747	—
Total purchase accounting adjustments, pre-tax	4,396	10,135	—
Income taxes	(1,007)	(1,469)	—
Total purchase accounting adjustments — net of tax	3,389	8,666	—
Merger-related costs, pre-tax:			
Integration costs — Pharmacia[e]	475	838	98
Integration costs — Other[e]	21	33	345
Restructuring costs — Pharmacia[e]	704	177	—
Restructuring costs — Other[e]	(7)	10	187
Total merger-related costs, pre-tax	1,193	1,058	630
Income taxes	(407)	(399)	(243)
Total merger-related costs — net of tax	786	659	387
Certain significant items, pre-tax:			
Various litigation charges[f]	369	1,402	—
Impairment of Depo-Provera intangible asset[f]	691	—	—
Other legacy Pharmacia intangible asset impairments[f]	11	—	—
Contingent income earned from the prior year sale of a product-in-development[f]	(100)	—	—
Operating results of divested legacy Pharmacia research facility[g]	64	—	—
Total certain significant items, pre-tax	1,035	1,402	—
Income taxes	(406)	(44)	—
Total certain significant items — net of tax	629	1,358	—
Total discontinued operations, cumulative effect of change in accounting principles, purchase accounting adjustments, merger-related costs and certain significant items — net of tax	$4,775	$8,402	$422

[a] Included in *Discontinued operations—net of tax.*
[b] Included in *Merger-related in-process research and development charges.*
[c] Included primarily in *Amortization of intangible assets.*
[d] Included in *Cost of sales.*
[e] Included in *Merger-related costs.*
[f] Included in *Other (income)/deductions—net.*
[g] Included in *Research and development expenses.*

Financial Condition, Liquidity and Capital Resources

Our net financial asset position as of December 31 was as follows:

(MILLIONS OF DOLLARS)	2004	2003
Financial assets:		
Cash and cash equivalents	$ 1,808	$ 1,520
Short-term investments	18,085	10,432
Short-term loans	653	391
Long-term investments and loans	3,873	6,142
Total financial assets	24,419	18,485
Debt:		
Short-term borrowings	11,266	8,818
Long-term debt	7,279	5,755
Total debt	18,545	14,573
Net financial assets	$ 5,874	$ 3,912

We rely largely on operating cash flow, short-term commercial paper borrowings and long-term debt to provide for the working capital needs of our operations, including our R&D activities. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future.

We continue to investigate whether we might repatriate, in 2005, earnings from international subsidiaries pursuant to the American Jobs Creation Act of 2004. If a decision is made to repatriate, the funds would be used in accordance with the requirements of the Act. These matters are discussed above in the "Taxes on Income" section of this Financial Review.

Investments

Our short-term and long-term investments consist primarily of high quality, liquid investment-grade available-for-sale debt securities. Our long-term investments include debt securities that totaled $2,131 million at December 31, 2004, which have maturities ranging substantially from 1 to 5 years. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to our operations. Where local restrictions prevent intercompany financing, working capital needs are met through operating cash flows and/or external borrowings.

Debt Capacity

Our short-term borrowings are rated P-1 by Moody's Investors Service (Moody's) and A-1+ by Standard & Poor's (S&P). Our long-term debt is rated Aaa by Moody's and AAA by S&P. Moody's and S&P are the major corporate debt-rating organizations. Our superior credit ratings are primarily based on our diversified product portfolio, our strong operating cash flow, our substantial financial assets and our strong late-stage product pipeline. Our access to short-term financing at favorable rates would be affected by a substantial downgrade in our credit ratings.

We have available lines of credit and revolving-credit agreements with a group of banks and other financial intermediaries. We maintain cash balances and short-term investments in excess of our commercial paper and other short-term borrowings. At December 31, 2004, we had access to $2.6 billion of lines of credit, of which $2.0 billion expire within one year. Of these lines of credit, $2.3 billion are unused, of which our lenders have committed to loan us $1.0 billion at our request. One billion of the unused lines of credit relate to our commercial paper borrowings, of which half expire within one year.

At December 31, 2004, we had the ability to borrow approximately $2.0 billion by issuing debt securities under our existing debt shelf registration statement filed with the SEC in November 2002.

Debt Issued

In September 2004, we issued $1.0 billion of senior unsecured floating-rate notes at LIBOR, less a nominal amount, with an initial maturity of 13 months. The debt holders have the option to extend the term of the notes by one month, each month, during the five-year maximum term of the notes. In addition, the adjustment to LIBOR increases each September by a nominal amount. The notes are callable by us at par plus accrued interest to date every six months, with thirty-day notice.

During 2004, we issued the following debt under our debt shelf registration, which was used for current general corporate purposes, including the refinancing of existing debt:

In November 2004:

- $1.0 billion senior unsecured notes, due November 2005, which pay interest quarterly, beginning on February 4, 2005, at LIBOR, less a nominal amount.

In February 2004:

- $750 million senior unsecured notes, due February 2014, which pay interest semi-annually, beginning on August 15, 2004, at a rate of 4.5%; and
- $700 million senior unsecured notes, due March 2007, which pay interest semi-annually, beginning on September 15, 2004, at a rate of 2.5%.

Selected Measures of Liquidity and Capital Resources

The following table sets forth certain relevant measures of our liquidity and capital resources:

(MILLIONS OF DOLLARS, EXCEPT RATIOS)	2004	2003
Cash and cash equivalents and short-term investments and loans	**$20,546**	$12,343
Working capital[(a)]	**$13,236**	$ 6,768
Ratio of current assets to current liabilities	**1.50:1**	1.28:1
Shareholders' equity per common share[(b)]	**$ 9.19**	$ 8.63

[(a)] *Working capital includes assets and liabilities of our discontinued businesses and product lines held for sale at December 31, 2004 and December 31, 2003.*

[(b)] *Represents total shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares, including those held by our employee benefit trust).*

The increase in working capital in 2004 compared to 2003 was primarily due to the following:

- cash from current period operations
- cash proceeds from long-term debt issuances —$2,586 million
- cash proceeds from the exercise of stock options —$988 million
- net cash proceeds from sale of long-term investments—$241 million
- an increase in accounts receivable of $731 million which is consistent with our revenue growth (primarily in our international markets) and includes the impact of longer payment terms on certain generic product sales and increased alliance-revenue-related receivables due, in part, to the U.S. launch of Spiriva in 2004
- an increase in inventory of $961 million which reflects the impact of foreign exchange, increased production costs, increases in connection with new product launches and inventory acquired from certain acquisitions

partially offset by:

- purchases of our common stock—$6,659 million
- cash dividends on our common and preferred stock—$5,082 million
- purchase of property, plant and equipment—$2,601 million
- net cash paid to acquire Esperion, Campto, and other entities—$2,263 million

Summary of Cash Flows

(MILLIONS OF DOLLARS)	2004	2003	2002
Cash provided by/(used in):			
Operating activities	**$16,340**	$ 11,713	$ 9,864
Investing activities	**(9,422)**	4,850	(4,338)
Financing activities	**(6,629)**	(16,909)	(4,999)
Discontinued operations	**—**	14	319
Effect of exchange-rate changes on cash and cash equivalents	**(1)**	(26)	(4)
Net increase/(decrease) in cash and cash equivalents	**$ 288**	$ (358)	$ 842

Operating Activities

Our net cash provided by continuing operating activities was $16,340 million in 2004 compared to $11,713 million in 2003. The increase in net cash provided by operating activities was primarily attributable to:

- current period income from operations, net of non-cash items, which reflects the increased revenues attributable to Pharmacia products for the full-year 2004 compared to recording sales of Pharmacia products in 2003 from the April 16, 2003 acquisition date
- lower voluntary pension plan contributions
- timing of tax payments

partially offset by:

- payments, in 2004, for litigation settlements relating to Rezulin and Neurontin that were accrued in 2003

Our net cash provided by continuing operating activities was $11,713 million in 2003 compared to $9,864 million in 2002. The increase in net cash provided by operating activities was primarily attributable to:

- current period income from continuing operations, net of non-cash items, which included the operating cash flows of Pharmacia from April 16, 2003, the acquisition date

partially offset by:

- timing of tax payments

- increased voluntary pension plan contributions

In the cash flow statement, *Other* includes adjustments for non-cash items such as valuation adjustments.

Investing Activities

Our net cash used in investing activities was $9,422 million in 2004 compared to net cash provided by investing activities of $4,850 million in 2003. The increase in net cash used in investing activities was primarily attributable to:

- an increase in net purchases of short-term and long-term investments (an increased use of $6,137 million)
- net cash paid of $2,263 million relating to the acquisitions of Esperion, Campto, and other entities compared to cash and cash equivalents acquired in the Pharmacia acquisition of $1,789 million (an increased use of $4,052 million)
- a decrease in the proceeds from the sales of businesses and product lines (an increased use of $4,326 million)

Our net cash provided by investing activities was $4,850 million in 2003 compared to net cash used in investing activities of $4,338 million in 2002. The increase in net cash provided by investing activities was primarily attributable to:

- proceeds received from the sale of the Adams and Schick-Wilkinson Sword businesses, the women's health product lines and other products in the aggregate amount of $5,602 million
- cash and cash equivalents acquired in the Pharmacia acquisition of $1,789 million
- a decline in long-term and short-term investment purchases of $3,715 million

partially offset by:

- increases in purchases of property, plant and equipment of $871 million, which included worldwide renovations to certain properties, the purchase of an additional building for our corporate headquarters and the construction of a new manufacturing plant in Singapore
- a decline in proceeds from long-term and short-term investments of $842 million

Financing Activities

Our net cash used in financing activities, funded by the cash generated by operating and investing activities, decreased to $6,629 million in 2004 compared to $16,909 million in 2003. The decrease in net cash used in financing activities was primarily attributable to:

- a decrease in common stock purchases under our share-purchase programs of $6,378 million
- an increase in net borrowings of $4,691 million due primarily to an increase in net short-term borrowings of $2,930 million (including the November 2004 issuance of $1,000 million in senior floating rate unsecured notes) and net long-term debt of $1,761 million (including the issuances in February 2004 of $1,450 million in senior unsecured notes and in September 2004 of $1,000 million in senior unsecured floating rate notes)

partially offset by:

- an increase in cash dividends paid of $729 million primarily as a result of a 13% increase in the quarterly dividends on our common stock

Our net cash used in financing activities was $16,909 million in 2003 compared to $4,999 million in 2002. The increase in net cash used in financing activities was primarily attributable to:

- an increase in cash dividends paid of $1,185 million, primarily as a result of a 15% increase in the quarterly dividends on our common stock
- an increase in common stock purchases under our share-purchase programs of $8,041 million
- a decrease in net proceeds from borrowings of $3,096 million

In October 2004, we announced a new $5 billion share-purchase program, which is expected to be completed by the end of 2005 and will be funded from operating cash flows.

In December 2003, we announced a $5 billion share-purchase program, which we completed in October 2004 and was funded from operating cash flows. In total, under the December 2003 program, we purchased approximately 146 million shares.

In July 2002, we announced a $16 billion share-purchase program, increased from the initial $10 billion authorized by our Board of Directors on June 27, 2002, which we completed in November 2003. In total, under the June 2002 program, we purchased approximately 508 million shares.

A summary of common stock purchases follows:

(MILLIONS OF SHARES AND DOLLARS EXCEPT PER-SHARE DATA)	SHARES OF COMMON STOCK PURCHASED	AVERAGE PER-SHARE PRICE PAID	TOTAL COST OF COMMON STOCK PURCHASED
2004:			
October 2004 program	63	$26.79	$ 1,696
December 2003 program	145	$34.14	4,963
Total	**208**		**$ 6,659**
2003:			
December 2003 program	1	$34.57	$ 37
June 2002 program	406	$31.99	13,000
Total	407		$13,037

Contractual Obligations

Payments due under contractual obligations at December 31, 2004 mature as follows:

		YEARS			
(MILLIONS OF DOLLARS)	TOTAL	WITHIN 1	OVER 1 TO 3	OVER 3 TO 5	AFTER 5
Long-term debt[a]	$7,279	$ —	$2,471	$2,371	$2,437
Other long-term liabilities reflected on our balance sheet under GAAP[b]	2,935	285	524	529	1,597
Lease commitments[c]	1,724	276	502	353	593
Purchase obligations[d]	1,233	643	540	50	—

[a] Long-term debt consists of senior unsecured notes, floating-rate unsecured notes, foreign denominated notes and other borrowings and mortgages.

[b] Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans.

[c] Includes operating and capital lease obligations.

[d] Purchase obligations represent agreements to purchase goods and services that are enforceable and legally binding and include amounts relating to advertising, information technology services and employee benefit administration services.

In 2005, we expect to spend approximately $2.7 billion on property, plant and equipment.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and at December 31, 2004, recorded amounts for the estimated fair value of these indemnifications are not material.

Certain of our copromotion agreements include additional provisions that give our alliance partners the right to negotiate for, or in some cases to obtain, under certain financial conditions, copromotion rights in specified countries with respect to certain of our products.

Dividends on Common Stock

We declared dividends of $5,243 million in 2004 and $4,764 million in 2003 on our common stock. In 2004, we increased our annual dividend to $.68 per share from $.60 per share in 2003. In December 2004, our Board of Directors declared a first-quarter 2005 dividend of $.19 per share. The 2005 cash dividend marks the 38th consecutive year of dividend increases.

Our current dividend provides a return to shareholders while maintaining sufficient capital to invest in growing our businesses. Our dividends are funded from operating cash flows and short-term commercial paper borrowings; are based on our profitability; and are not restricted by debt covenants. To the extent we have additional capital in excess of investment opportunities, we typically offer a return to our shareholders through a stock repurchase program. We believe the Company's profitability and access to financial markets provides sufficient capability for the Company to pay current and future dividends.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.123R, *Share-Based Payment.* SFAS 123R replaces SFAS 123, *Stock-Based Compensation* issued in 1995. SFAS 123R requires that the fair value of the grant of employee stock options be reported as an expense. Historically, we have disclosed in our footnotes the pro forma expense effect of the grants (see the notes to the consolidated financial statements—Note 1N, *Significant Accounting Policies: Share-Based Payments*).

In 2005, except for most of senior Pfizer management, Pfizer plans to reduce the number of options granted, but also grant restricted stock units that vest over five years. Restricted stock units are valued at grant date at the fair value of the stock on that date, which is the quoted value of our common stock at the grant date.

We plan to adopt SFAS 123R when required in the third quarter of 2005. The estimated impact of adopting SFAS 123R on operations for the remainder of 2005 is $270 million (includes $201 million relating to stock options). This amount contemplates planned changes in the types of share awards granted. The estimate was determined in January 2005, based on an estimate of our common stock price in the fourth week in February and other option valuation assumptions when share-based payment awards are scheduled to be made. The addition of the third and fourth quarter 2005 expense effect to the first and second quarter pro forma expense effect would then be comparable in amount (but not income statement effect) to the annual pro forma effects of previously disclosed annual pro forma expense effects of employee stock option grants.

The estimated impact on financial position, including the short-term and long-term deferred tax assets related to unvested options at adoption date, is expected to be immaterial.

Forward-Looking Information and Factors That May Affect Future Results

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This report and other written and oral statements that we make from time to time contain such forward-looking statements that set out anticipated results based on management's plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, and financial results. Among the factors that could cause actual results to differ materially are the following:

- the success of research and development activities
- decisions by regulatory authorities regarding whether and when to approve our drug applications as well as their decisions regarding labeling and other matters that could affect the commercial potential of our products
- final actions relating to Celebrex and/or Bextra that may be taken by the FDA and/or the European Medicines Evaluation Agency in connection with their respective reviews of the benefits and risks of COX-2-specific inhibitor medicines and related agents
- the speed with which regulatory authorizations, pricing approval and product launches may be achieved
- competitive developments affecting our current growth products
- the ability to successfully market both new and existing products domestically and internationally
- difficulties or delays in manufacturing
- trade buying patterns
- the ability to meet generic and branded competition after the loss of patent protection for our products
- trends toward managed care and healthcare cost containment
- possible U.S. legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare; the importation of prescription drugs that are marketed outside the U.S. and sold at prices that are regulated by governments of various foreign countries; and the involuntary approval of prescription medicines for over-the-counter use
- the potential impact of the Medicare Prescription Drug Improvement and Modernization Act of 2003
- legislation or regulations in markets outside the U.S. affecting product pricing, reimbursement or access
- contingencies related to actual or alleged environmental contamination
- claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates
- legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement related to product liability, patent protection, government investigations, ongoing efforts to explore various means for resolving asbestos litigation and other legal proceedings
- the Company's ability to protect its patents and other intellectual property both domestically and internationally
- interest rate and foreign currency exchange rate fluctuations
- governmental laws and regulations affecting domestic and foreign operations, including tax obligations
- changes in generally accepted accounting principles
- any changes in business, political and economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas
- growth in costs and expenses
- changes in our product mix
- the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate and to obtain the anticipated results and synergies from our acquisition of Pharmacia

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Forms 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Cautionary Factors That May Affect Future Results" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2004, which will be filed in February 2005. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Financial Risk Management

The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk — A significant portion of our revenues and earnings are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same currency revenues in relation to same currency costs, and same currency assets in relation to same currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short and long-term foreign currency investments and loans and intercompany loans.

Foreign currency put options are sometimes purchased to reduce a portion of the potential negative effects on earnings related to certain of our significant anticipated intercompany inventory purchases for up to two years. In early 2003, these purchased options hedged Japanese yen versus the U.S. dollar.

In addition, under certain market conditions, we protect against possible declines in the reported net assets of our Japanese yen functional currency subsidiaries.

For additional details on foreign exchange exposures, see the notes to the consolidated financial statements—Note 8D, *Financial Instruments: Derivative Financial Instruments and Hedging Activities.*

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined as follows:

- foreign currency forward-exchange contracts and currency swaps-net present values
- foreign receivables, payables, debt and loans-changes in exchange rates

In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar. All other factors were held constant.

If there were an adverse change in foreign exchange rates of 10%, the expected effect on net income related to our financial instruments would be immaterial. For additional details, see the notes to the consolidated financial statements—Note 8D, *Financial Instruments: Derivative Financial Instruments and Hedging Activities.*

Interest Rate Risk — Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We are also subject to interest rate risk on Japanese yen short and long-term borrowings. We invest and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed rate investments and borrowings or through the use of derivative financial instruments like interest rate swaps.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined by net present values.

In this sensitivity analysis, we used the same change in interest rate for all maturities. All other factors were held constant.

If there were an adverse change in interest rates of 10%, the expected effect on net income related to our financial instruments would be immaterial.

Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position. We record accruals for such contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see the notes to the consolidated financial statements—Note 1B, *Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Management's Report on Internal Control Over Financial Reporting

Management's Report

We prepared and are responsible for the financial statements that appear in our 2004 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America, and therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2004.

The Company's independent auditors have issued their auditors' report on management's assessment of the Company's internal control over financial reporting. That report appears in our 2004 Financial Report under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.*



Henry A. McKinnell
Chairman and
Chief Executive Officer



David L. Shedlarz
Principal Financial Officer



Loretta V. Cangialosi
Principal Accounting Officer

February 24, 2005

Audit Committee's Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent auditor regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditor. The Committee discussed with the independent auditor matters required to be discussed by Statement of Auditing Standards No. 61, *Communication With Audit Committees*.

In addition, the Committee has discussed with the independent auditor the auditor's independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. The Committee also has considered whether the independent auditor's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent auditor is independent from the Company and its management.

The Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission. The Committee has recommended and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent auditor.



Robert Burt
Chair, Audit Committee

February 24, 2005

The Audit Committee's Report shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee's Report by reference therein.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Board of Directors and Shareholders of Pfizer Inc:

We have audited the accompanying consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc and Subsidiary Companies as of December 31, 2004 and 2003, and their results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfizer Inc and Subsidiary Companies' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP
New York, NY

February 24, 2005

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Pfizer Inc:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Pfizer Inc and Subsidiary Companies maintained effective internal control over financial reporting as of December 31, 2004, based on, criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pfizer Inc and Subsidiary Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pfizer Inc and Subsidiary Companies maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on, criteria established in Internal Control-Integrated Framework issued by the COSO. Also, in our opinion, Pfizer Inc and Subsidiary Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on, criteria established in Internal Control–Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 24, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
New York, NY

February 24, 2005

Consolidated Statement of Income

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	YEAR ENDED DECEMBER 31		
	2004	2003	2002
Revenues	**$52,516**	$44,736	$32,294
Costs and expenses:			
Cost of sales[a]	**7,541**	9,589	4,014
Selling, informational and administrative expenses[a]	**16,903**	15,108	10,829
Research and development expenses[a]	**7,684**	7,487	5,208
Amortization of intangible assets	**3,364**	2,187	22
Merger-related in-process research and development charges	**1,071**	5,052	—
Merger-related costs	**1,193**	1,058	630
Other (income)/deductions — net	**753**	1,009	(175)
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles	**14,007**	3,246	11,766
Provision for taxes on income	**2,665**	1,614	2,599
Minority interests	**10**	3	6
Income from continuing operations before cumulative effect of change in accounting principles	**11,332**	1,629	9,161
Discontinued operations:			
Income/(loss) from operations of discontinued businesses and product lines — net of tax	**(22)**	26	298
Gains on sales of discontinued businesses and product lines — net of tax	**51**	2,285	77
Discontinued operations — net of tax	**29**	2,311	375
Income before cumulative effect of change in accounting principles	**11,361**	3,940	9,536
Cumulative effect of change in accounting principles — net of tax	**—**	(30)	(410)
Net income	**$11,361**	$ 3,910	$ 9,126
Earnings per common share — basic			
Income from continuing operations before cumulative effect of change in accounting principles	**$ 1.51**	$ .22	$ 1.49
Discontinued operations	**—**	.32	.06
Income before cumulative effect of change in accounting principles	**1.51**	.54	1.55
Cumulative effect of change in accounting principles	**—**	—	(.07)
Net income	**$ 1.51**	$ .54	$ 1.48
Earnings per common share — diluted			
Income from continuing operations before cumulative effect of change in accounting principles	**$ 1.49**	$ .22	$ 1.47
Discontinued operations	**—**	.32	.06
Income before cumulative effect of change in accounting principles	**1.49**	.54	1.53
Cumulative effect of change in accounting principles	**—**	—	(.07)
Net income	**$ 1.49**	$ .54	$ 1.46
Weighted-average shares — basic	**7,531**	7,213	6,156
Weighted-average shares — diluted	**7,614**	7,286	6,241

[a] Exclusive of amortization of intangible assets, except as disclosed in Note 1K, *Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Balance Sheet

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED STOCK ISSUED AND PER COMMON SHARE DATA)	YEAR ENDED DECEMBER 31	
	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 1,808	$ 1,520
Short-term investments	18,085	10,432
Accounts receivable, less allowance for doubtful accounts: 2004 — $205; 2003 — $185	9,367	8,636
Short-term loans	653	391
Inventories	6,660	5,699
Prepaid expenses and taxes	2,939	2,758
Assets of discontinued businesses and product lines held for sale	182	1,241
Total current assets	39,694	30,677
Long-term investments and loans	3,873	6,142
Property, plant and equipment, less accumulated depreciation	18,385	18,156
Goodwill	23,756	22,265
Identifiable intangible assets, less accumulated amortization	33,251	35,591
Other assets, deferred taxes and deferred charges	4,725	3,944
Total assets	$123,684	$116,775
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings, including current portion of long-term debt	$ 11,266	$ 8,818
Accounts payable	2,672	2,587
Dividends payable	1,418	1,300
Income taxes payable	1,963	1,910
Accrued compensation and related items	1,939	1,740
Accrued litigation settlements	264	1,402
Other current liabilities	6,872	5,850
Liabilities of discontinued businesses and product lines held for sale	64	302
Total current liabilities	26,458	23,909
Long-term debt	7,279	5,755
Pension benefit obligations	2,821	2,858
Postretirement benefit obligations	1,450	1,451
Deferred taxes	12,632	13,012
Other noncurrent liabilities	4,766	4,413
Total liabilities	55,406	51,398
Shareholders' Equity		
Preferred stock, without par value, at stated value; 27 shares authorized; issued: 2004 — 4,791; 2003 — 5,445	193	219
Common stock, $ .05 par value; 12,000 shares authorized; issued: 2004 — 8,754; 2003 — 8,702	438	435
Additional paid-in capital	67,098	66,396
Employee benefit trust	(1,229)	(1,898)
Treasury stock, shares at cost; 2004 — 1,281; 2003 — 1,073	(35,992)	(29,352)
Retained earnings	35,492	29,382
Accumulated other comprehensive income	2,278	195
Total shareholders' equity	68,278	65,377
Total liabilities and shareholders' equity	$123,684	$116,775

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED SHARES)	PREFERRED STOCK SHARES	PREFERRED STOCK STATED VALUE	COMMON STOCK SHARES	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	EMPLOYEE BENEFIT TRUST SHARES	EMPLOYEE BENEFIT TRUST FAIR VALUE	TREASURY STOCK SHARES	TREASURY STOCK COST	RETAINED EARNINGS	ACCUM. OTHER COMPRE-HENSIVE INC./(EXP.)	TOTAL
Balance January 1, 2002	—	$ —	6,792	$340	$ 9,300	(67)	$(2,650)	(515)	$(11,378)	$24,430	$(1,749)	$ 18,293
Comprehensive income:												
Net income										9,126		9,126
Other comprehensive expense — net of tax:												
Currency translation adjustment and other											85	85
Net unrealized loss on available-for-sale securities											(32)	(32)
Minimum pension liability											(179)	(179)
Total other comprehensive expense											(126)	(126)
Total comprehensive income												9,000
Cash dividend declared — common stock										(3,313)		(3,313)
Stock option transactions			34	1	789	9	366	—	(8)			1,148
Purchases of common stock								(153)	(4,996)			(4,996)
Employee benefit trust transactions — net					(863)	—	498	1	28			(337)
Other			3	—	142			—	13			155
Balance December 31, 2002	—	—	6,829	341	9,368	(58)	(1,786)	(667)	(16,341)	30,243	(1,875)	19,950
Comprehensive income:												
Net income										3,910		3,910
Other comprehensive income — net of tax:												
Currency translation adjustment and other											2,070	2,070
Net unrealized gain on available-for-sale securities											68	68
Minimum pension liability											(68)	(68)
Total other comprehensive income											2,070	2,070
Total comprehensive income												5,980
Pharmacia acquisition	6,019	242	1,817	91	55,402							55,735
Cash dividends declared — common stock										(4,764)		(4,764)
preferred stock										(7)		(7)
Stock option transactions			52	3	1,374	5	175	(1)	(20)			1,532
Purchases of common stock								(407)	(13,037)			(13,037)
Employee benefit trust transactions — net					112	(1)	(287)	1	10			(165)
Preferred stock conversions and redemptions	(574)	(23)			23			—	6			6
Other			4	—	117			1	30			147
Balance December 31, 2003	5,445	219	8,702	435	66,396	(54)	(1,898)	(1,073)	(29,352)	29,382	195	65,377
Comprehensive income:												
Net income										11,361		11,361
Other comprehensive income — net of tax:												
Currency translation adjustment and other											1,961	1,961
Net unrealized gain on available-for-sale securities											128	128
Minimum pension liability											(6)	(6)
Total other comprehensive income											2,083	2,083
Total comprehensive income												13,444
Cash dividends declared — common stock										(5,243)		(5,243)
preferred stock										(8)		(8)
Stock option transactions			47	3	1,209	9	323	—	(16)			1,519
Purchases of common stock								(208)	(6,659)			(6,659)
Employee benefit trust transactions — net					(669)	(1)	346	—	5			(318)
Preferred stock conversions and redemptions	(654)	(26)			27			—	9			10
Other			5	—	135			—	21			156
Balance December 31, 2004	**4,791**	**$193**	**8,754**	**$438**	**$67,098**	**(46)**	**$(1,229)**	**(1,281)**	**$(35,992)**	**$35,492**	**$ 2,278**	**$ 68,278**

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Statement of Cash Flows

Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31 2004	2003	2002
Operating Activities			
Net Income	**$ 11,361**	$ 3,910	$ 9,126
Adjustments to reconcile net income to net cash provided by continuing operating activities:			
Cumulative effect of change in accounting principles	**—**	30	410
Loss/(income) from operations of discontinued businesses and product lines	**22**	(26)	(298)
Merger-related in-process research and development charges	**1,071**	5,052	—
Charge for fair value mark-up of acquired inventory sold	**40**	2,747	—
Deferred taxes	**(1,579)**	(104)	(285)
Gains on sales of discontinued businesses and product lines, net of taxes not yet paid	**(51)**	(3,141)	(77)
Gains on sales of products	**(12)**	(87)	(34)
Depreciation and amortization	**5,093**	4,025	1,030
Intangible asset impairments	**702**	—	—
Other	**555**	588	(322)
Changes in assets and liabilities, net of effect of businesses acquired and divested:			
Accounts receivable	**(465)**	207	(963)
Inventories	**(542)**	(200)	(129)
Prepaid and other assets	**(640)**	(918)	(1,009)
Accounts payable and accrued liabilities	**(708)**	912	487
Income taxes payable	**805**	(550)	1,591
Other liabilities	**688**	(732)	337
Net cash provided by continuing operating activities	**16,340**	11,713	9,864
Investing Activities			
Purchases of property, plant and equipment	**(2,601)**	(2,629)	(1,758)
Purchases of short-term investments	**(17,499)**	(9,931)	(12,652)
Proceeds from redemptions of short-term investments	**11,723**	12,060	9,781
Purchases of long-term investments	**(1,329)**	(1,883)	(2,877)
Proceeds from sales of long-term investments	**1,570**	356	3,477
Purchases of other assets	**(327)**	(788)	(528)
Proceeds from sales of other assets	**6**	360	272
Proceeds from sales of businesses, product lines and other products	**1,276**	5,602	220
Business and other acquisitions, net of cash acquired	**(2,263)**	—	—
Cash and cash equivalents acquired through acquisition of Pharmacia	**—**	1,789	—
Other investing activities	**22**	(86)	(273)
Net cash (used in)/provided by investing activities	**(9,422)**	4,850	(4,338)
Financing Activities			
Proceeds from issuances of long-term debt	**2,586**	600	603
Repayments of long-term debt	**(664)**	(439)	(374)
Increase in short-term borrowings, net	**2,466**	194	2,815
Decrease in short-term borrowings, net	**(288)**	(946)	(539)
Purchases of common stock	**(6,659)**	(13,037)	(4,996)
Cash dividends paid	**(5,082)**	(4,353)	(3,168)
Stock option transactions and other	**1,012**	1,072	660
Net cash used in financing activities	**(6,629)**	(16,909)	(4,999)
Net cash provided by discontinued operations	**—**	14	319
Effect of exchange-rate changes on cash and cash equivalents	**(1)**	(26)	(4)
Net increase/(decrease) in cash and cash equivalents	**288**	(358)	842
Cash and cash equivalents at beginning of year	**1,520**	1,878	1,036
Cash and cash equivalents at end of year	**$ 1,808**	$ 1,520	$ 1,878
Supplemental Cash Flow Information			
Non-cash transactions:			
Acquisition of Pharmacia, net of transaction costs	**$ —**	$ 55,871	$ —
Cash paid during the period for:			
Income taxes	**$ 3,388**	$ 2,905	$ 1,480
Interest	**496**	350	256

See Notes to Consolidated Financial Statements which are an integral part of these statements.

1. Significant Accounting Policies

A. Consolidation and Basis of Presentation

The consolidated financial statements include our parent company and all subsidiaries, including those operating outside the U.S. and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated.

We made certain reclassifications to the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation. These reclassifications include the results of operations, the assets and liabilities held for sale and cash flows related to certain businesses and product lines reported as discontinued operations (see Note 6, *Discontinued Operations).* Amortization of intangible assets (relating primarily to intangible assets acquired in connection with the acquisition of Pharmacia Corporation) previously included in *Other (income)/deductions—net* is now presented in *Amortization of intangible assets* in the Statement of Income. Copromotion charges and certain payments for intellectual property rights previously included in *Other (income)/deductions—net* are now presented in *Research and development expenses* in the Statement of Income.

On April 16, 2003, we completed our acquisition of Pharmacia Corporation (Pharmacia) in a stock-for-stock transaction accounted for under the purchase method of accounting (see Note 2A, *Acquisitions: Pharmacia Corporation).* Starting at the date of acquisition, the assets acquired and liabilities assumed were recorded at their respective fair values and our results of operations included Pharmacia's product sales and expenses from the acquisition date. Therefore, approximately 7½ months of results of operations of Pharmacia's international operations and about 8½ months of results of operations of Pharmacia's U.S. operations were included in our consolidated financial statements for the year ended December 31, 2003.

B. Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. For example, estimates are used when accounting for deductions from revenues (such as rebates, discounts, incentives and product returns), depreciation, amortization, employee benefits, contingencies and asset and liability valuations. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. It is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, foreign exchange, litigation, legislation and regulations. These and other risks and uncertainties are discussed in the accompanying Financial Review, which is unaudited, under the heading "Forward-Looking Information and Factors That May Affect Future Results."

C. Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We record accruals for such contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable. We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Note 1B, *Significant Accounting Policies: Estimates and Assumptions*). We record anticipated recoveries under existing insurance contracts when assured of recovery.

D. New Accounting Standards

As of January 1, 2004, we adopted the provisions of FASB Interpretation No. 46R (FIN 46R), *Consolidation of Variable Interest Entities.* FIN 46R provides additional guidance as to when certain entities need to be consolidated for financial reporting purposes. The adoption of FIN 46R did not have a material impact on our consolidated financial statements.

As of January 1, 2003, we adopted the provisions of Statement of Financial Accounting Standards No. 143 (SFAS 143), *Accounting for Asset Retirement Obligations.* SFAS 143 addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. As a result of adopting SFAS 143, we recorded a non-cash pre-tax charge of $47 million ($30 million net of tax) for the change in accounting for costs associated with the eventual retirement of certain manufacturing and research facilities. This charge was reported in *Cumulative effect of change in accounting principles—net of tax* as of the beginning of 2003. Our asset retirement obligations primarily relate to remediation and land restoration requirements.

As of January 1, 2002, we adopted the provisions of SFAS 142, *Goodwill and Other Intangible Assets.* SFAS 142 discontinued the practice of amortizing goodwill and, instead, instituted an annual impairment review. As a result of adopting SFAS 142, we recorded a write-down of $536 million for the impairment provisions related to goodwill in our animal health business. The fair value of the animal health business was determined using discounted cash flows. This charge, along with $29 million for impairment provisions related to identifiable intangible assets, was reported in *Cumulative effect of change in accounting principles—net of tax* as of the beginning of 2002 totaling $565 million ($410 million net of tax).

E. Acquisitions

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition and are not restated. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development (IPR&D) are expensed at the date of acquisition. When we acquire net assets that do not constitute a business, no goodwill is recognized.

F. Foreign Currency Translation

For most international operations, local currencies have been determined to be the functional currencies. We translate assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record translation adjustments in *Shareholders' equity*. We translate statement of income accounts at average rates for the period. Transaction adjustments are recorded in *Other (income)/deductions—net*.

For operations in highly inflationary economies, we translate monetary items at rates in effect at the balance sheet date, with translation adjustments recorded in *Other (income)/deductions —net*, and nonmonetary items at historical rates.

G. Revenues

Revenue Recognition — We record revenue from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as sales rebates, discounts and incentives, and product returns.

Deductions From Revenues — We generally record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentive programs.

In the U.S., we record provisions for Medicaid and contract rebates based upon our actual experience ratio of rebates paid and actual prescriptions during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates.

Our provisions for chargebacks (primarily discounts to federal government agencies) closely approximate actual as we settle these deductions generally within 2-3 weeks of incurring the liability.

Outside of the U.S., the majority of our rebates are contractual or legislatively-mandated and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending and we use an estimated allocation factor against our actual invoiced sales to project the expected level of reimbursement. We obtain third party information that helps us to monitor the adequacy of these accruals.

Other current liabilities include accruals for Medicaid rebates, contract rebates and chargebacks of $1,653 million at December 31, 2004 and $1,107 million at December 31, 2003.

Alliances — We have agreements to copromote pharmaceutical products discovered by other companies. Revenue is earned when our copromotion partners ship the related product and title passes to their customer. Alliance revenue is primarily based upon a percentage of our copromotion partners' net sales. Generally, expenses for selling and marketing these products are included in *Selling, informational and administrative expenses*.

H. Cost of Sales and Inventories

We value inventories at cost or fair value, if lower. Cost is determined as follows:

- finished goods and work in process at average actual cost
- raw materials and supplies at average or latest actual cost

I. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are generally expensed as incurred. Among other things, these expenses include the costs of marketing, advertising, shipping and handling, information technology and non-plant employee compensation.

Advertising expenses relating to production costs are expensed as incurred and costs of radio time, television time and space in publications are expensed when the related advertising occurs. Advertising expenses totaled approximately $3,490 million in 2004, $2,936 million in 2003 and $2,298 million in 2002.

J. Research and Development Expenses

Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts as well as costs incurred in connection with our third-party collaboration efforts. Pre-approval milestone payments made by us to third parties under contracted R&D arrangements are expensed when the specific milestone has been achieved. Once the product receives regulatory approval, we record any subsequent milestone payments in *Identifiable intangible assets, less accumulated amortization* and amortize them evenly over the remaining agreement term or the expected product life cycle, whichever is shorter. We have no third-party R&D arrangements that result in the recognition of revenue.

K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

- goodwill — Goodwill represents the difference between the purchase price of a business acquisition and the fair value of its net assets. Goodwill is not amortized.
- identifiable intangible assets — These acquired assets are recorded at our cost. Intangible assets with finite lives are amortized evenly over their estimated useful lives. Intangible assets with indefinite lives are not amortized.

- property, plant and equipment — These assets are recorded at original cost and increased by the cost of any significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in *Amortization of intangible assets* as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in *Cost of sales, Selling, informational and administrative expenses* and *Research* and *development expenses*, as appropriate.

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment at least annually and whenever events or circumstances present an indication of impairment. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets.

L. Merger-Related In-Process Research and Development Charges and Merger-Related Costs

When recording acquisitions (see Note 1E, *Significant Accounting Polices: Acquisitions*), we immediately expense amounts allocated to acquired in-process research and development.

Also, in connection with an acquisition of a business enterprise, we may review the associated operations and implement plans to restructure and integrate. For restructuring charges associated with a business acquisition that are identified in the first year after the acquisition date, the related costs are recorded as additional goodwill as they are considered to be liabilities assumed in the acquisition. All other restructuring charges, all integration costs and any charges related to our pre-existing businesses impacted by the acquisition are included in our results of operations as *Merger-related costs*.

M. Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments*.

N. Share-Based Payments

In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, we elect to account for our stock-based compensation under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The exercise price of stock options granted equals the market price on the date of grant. There is no recorded expense related to grants of stock options.

We estimated the fair value of employee stock options using the Black-Scholes option-pricing model, modified for dividends and using the assumptions as described in Note 13E, *Equity and Stock Plans: Stock Option and Performance Unit Awards*, as required under GAAP.

The following table summarizes our results as if we had recorded compensation expense in 2004, 2003 and 2002 for option grants:

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	2004	2003	2002
Net income available to common shareholders used in the calculation of basic earnings per common share:			
As reported under GAAP[(a)]	**$11,357**	$3,906	$9,126
Compensation expense	**(574)**	(541)	(518)
Pro forma	**$10,783**	$3,365	$8,608
Basic earnings per common share:			
As reported under GAAP	**$ 1.51**	$ .54	$ 1.48
Compensation expense	**(.08)**	(.07)	(.08)
Pro forma	**$ 1.43**	$ .47	$ 1.40
Net income available to common shareholders used in the calculation of diluted earnings per common share:			
As reported under GAAP[(a)]	**$11,356**	$3,907	$9,126
Compensation expense	**(574)**	(541)	(518)
Pro forma	**$10,782**	$3,366	$8,608
Diluted earnings per common share:			
As reported under GAAP	**$ 1.49**	$ .54	$ 1.46
Compensation expense	**(.08)**	(.08)	(.08)
Pro forma	**$ 1.41**	$ .46	$ 1.38

(a) Includes stock-based compensation expense, net of related tax effects, of $38 million in 2004, $34 million in 2003 and $23 million in 2002.

2. Acquisitions

A. Pharmacia Corporation

Description of Acquisition

On April 16, 2003, Pfizer acquired Pharmacia for a purchase price of approximately $56 billion. The fair value of Pfizer equity items was derived using an average market price per share of Pfizer common stock of $29.81, which was based on Pfizer's average stock price for the period two days before through two days after the terms of the acquisition were agreed to and announced on July 15, 2002.

Under the terms of the merger agreement, each outstanding share of Pharmacia common stock was exchanged for 1.4 shares of Pfizer common stock in a tax-free transaction. Each share of Pharmacia Series C convertible perpetual preferred stock was exchanged for a newly created class of Pfizer Series A convertible perpetual preferred stock with rights substantially similar to the rights of the Pharmacia Series C convertible perpetual preferred stock.

Pharmacia's core business was the development, manufacture and sale of prescription pharmaceutical products as well as the production and distribution of consumer healthcare products and animal healthcare products.

The following table summarizes the components of the purchase price:

(MILLIONS OF DOLLARS)	FAIR VALUE
Pfizer common stock	$54,177
Pfizer Series A convertible perpetual preferred stock[a]	462
Pfizer stock options[b]	1,102
Pharmacia vested share awards[c]	130
Other transaction costs	101
Total estimated purchase price	$55,972

[a] The estimated fair value of shares of a newly created class of Series A convertible perpetual preferred stock (see Note 13B, *Equity and Stock Plans: Preferred Stock*) was based on the same exchange ratio as for the Pharmacia common stock and a Pfizer stock price of $29.81.

[b] The estimated fair value of Pfizer stock options issued as of April 16, 2003 in exchange for Pharmacia outstanding stock options was calculated using the Black-Scholes option pricing model, modified for dividends, with model assumptions estimated as of April 16, 2003, and a Pfizer stock price of $29.81.

[c] The estimated fair value of unissued shares of fully vested awards was based on the same exchange ratio as for the Pharmacia common stock and a Pfizer stock price of $29.81. Awards can be settled in cash or shares, at the election of the program participant.

Allocation of Pharmacia Purchase Price

The purchase price allocation, finalized in the early part of 2004, was based on an estimate of the fair value of assets acquired and liabilities assumed.

(MILLIONS OF DOLLARS)	AMOUNT
Book value of net assets acquired	$ 8,795
Less: Recorded goodwill and other intangible assets	1,559
Tangible book value of net assets acquired	7,236
Remaining allocation:	
Increase inventory to fair value	2,939
Increase long-term investments to fair value	40
Decrease property, plant and equipment to fair value	(317)
Record in-process research and development charge	5,052
Record identifiable intangible assets[a]	37,066
Increase long-term debt to fair value	(370)
Increase benefit plan liabilities to fair value	(1,471)
Decrease other net assets to fair value	(477)
Restructuring costs[b]	(2,182)
Tax adjustments[c]	(12,947)
Goodwill[a]	21,403
Purchase price	$55,972

[a] See Note 11, *Goodwill and Other Intangible Assets.*

[b] See Note 3, *Merger-Related Costs.*

[c] See Note 5, *Taxes on Income.*

Since our interim allocation in the fourth quarter of 2003, the significant revisions to our estimates relate primarily to fixed assets ($756 million decrease), identifiable intangible assets ($155 million decrease) and tax adjustments ($645 million decrease). In addition, in 2004, we recorded an additional $604 million in restructuring charges as a component of the purchase price allocation.

The more significant revisions to our estimates relating to our initial allocation of the purchase price in the second quarter of 2003 include inventory ($1,331 million increase), fixed assets ($1,128 million decrease), identifiable intangible assets ($560 million increase) and tax adjustments ($986 million decrease). In addition, we recorded an additional $1,415 million in restructuring charges.

Pro Forma Results of Pharmacia Acquisition

The following unaudited pro forma financial information presents the combined results of operations of Pfizer and Pharmacia as if the acquisition had occurred as of the beginning of the years presented. The unaudited pro forma financial information is not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the beginning of each year. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined company.

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA) (UNAUDITED)	2003	2002
Revenues	$48,292	$44,412
Income from continuing operations before cumulative effect of change in accounting principles	8,265	9,167
Net income	10,536	7,373
Per share amounts:		
Income from continuing operations before cumulative effect of change in accounting principles per common share — basic	1.06	1.15
Net income per common share — basic	1.36	.92
Income from continuing operations before cumulative effect of change in accounting principles per common share — diluted	1.05	1.13
Net income per common share — diluted	1.34	.91

The unaudited pro forma financial information above reflects the following:

- The elimination of transactions between Pfizer and Pharmacia, which upon completion of the merger would be considered intercompany. The majority of these transactions occurred under the Celebrex and Bextra marketing agreements. This reflects:
  - the elimination of certain sales, alliance revenue and certain copromotion expenses
  - the elimination of certain impacts of milestone payments made by Pfizer to Pharmacia
- A decrease in interest expense of $11 million in 2003 and $38 million in 2002 related to the estimated fair value adjustment of long-term debt from the purchase price allocation
- Additional amortization and depreciation expense of approximately $993 million in 2003 and $3,311 million in 2002 related to the estimated fair value of identifiable intangible assets and property, plant and equipment from the purchase price allocation

The unaudited pro forma financial information above excludes the following material, non-recurring charges incurred in the year ended December 31, 2003:

- Purchase accounting adjustments related to a charge for IPR&D of $5,052 million and the incremental charge of $2,747 million reported in *Cost of sales* for the sale of acquired inventory that was written up to fair value

B. Other Acquisitions

On February 10, 2004, we completed the acquisition of all of the outstanding shares of Esperion Therapeutics, Inc. (Esperion), a biopharmaceutical company with no approved products, for $1.3 billion in cash (including transaction costs). The allocation of the purchase price includes IPR&D of $920 million, which was expensed and is included in *Merger-related in-process research and development charges*, and goodwill of $240 million, which has been allocated to our Human Health segment. Neither of these items is deductible for tax purposes.

On September 30, 2004, we completed the acquisition of Campto (irinotecan), from Sanofi-Aventis for $550 million in cash. Additional payments of up to $70 million will be payable upon obtaining regulatory approvals for additional indications in certain European countries. In connection with the acquisition, we recorded an intangible asset for developed technology rights of $525 million.

In 2004, we also completed several other acquisitions. The total purchase price associated with these transactions was approximately $430 million. In connection with these transactions, we expensed $151 million of IPR&D which was included in *Merger-related in-process research and development charges*, and recorded $206 million in intangible assets, primarily brands (indefinite-lived) and developed technology rights.

3. Merger-Related Costs

We incurred the following merger-related costs primarily in connection with our acquisition of Pharmacia which was completed on April 16, 2003:

(MILLIONS OF DOLLARS)	2004	2003	2002
Integration costs:			
Pharmacia	**$ 475**	$ 838	$ 98
Other[(a)]	**21**	33	345
Restructuring costs:			
Pharmacia	**704**	177	—
Other[(a)]	**(7)**	10	187
Total merger-related costs — expensed	**$1,193**	$1,058	$630
Total merger-related costs — capitalized	**$ 581**	$1,578	$ —

(a) Includes costs incurred in connection with our merger with Warner-Lambert Company (Warner-Lambert) which was completed on June 19, 2000.

A. Integration Costs

Integration costs represent external, incremental costs directly related to an acquisition, including expenditures for consulting and systems integration.

B. Restructuring Costs — Pharmacia

In connection with the acquisition of Pharmacia, Pfizer management approved plans throughout 2003 and 2004 to restructure the operations of both legacy Pfizer and legacy Pharmacia to eliminate duplicative facilities and reduce costs. The restructuring of our operations as a result of our acquisition of Pharmacia is expected to continue through at least 2005 and is expected to include severance, costs of vacating duplicative facilities, contract termination and other exit costs.

Total merger-related expenditures (income statement and balance sheet) expected to be incurred during 2003-2005 to achieve these synergies are about $6.0 billion, on a pre-tax basis. The remaining costs expected to be incurred are primarily associated with asset impairments, exist costs and employee terminations.

Restructuring Costs Associated with Legacy Pharmacia — Capitalized

We recorded, through April 15, 2004, restructuring costs associated primarily with employee terminations and exiting certain activities of legacy Pharmacia. These costs were recognized as liabilities assumed in the purchase business combination. Accordingly, the restructuring costs incurred in the first year after the acquisition are considered part of the purchase price of Pharmacia and have been recorded as an increase to goodwill. These restructuring costs also include costs associated with relocation. Restructuring costs after April 15, 2004 that are associated with legacy Pharmacia are charged to the results of operations. Changes to previous estimates of restructuring costs included as part of the purchase price allocation of Pharmacia are recorded as a reduction to goodwill or as an expense to operations, as appropriate. The components of the restructuring costs capitalized as a cost of the acquisition of Pharmacia follow:

	COSTS INCURRED			UTILIZATION THROUGH DEC. 31,	RESERVE* DEC. 31,
(MILLIONS OF DOLLARS)	2004	2003	TOTAL	2004	2004
Employee termination costs	**$246**	$1,289	$1,535	**$1,469**	**$ 66**
Other	**335**	289	624	**499**	**125**
	$581	$1,578	$2,159	**$1,968**	**$191**

* Included in *Other current liabilities*

Through December 31, 2004, *Employee termination costs* represent the approved reduction of the legacy Pharmacia work force by 12,820 employees, mainly in corporate, manufacturing, distribution, sales and research. We notified affected individuals and 12,248 employees were terminated as of December 31, 2004. *Employee termination costs* include accrued severance benefits and costs associated with change-in-control provisions of certain Pharmacia employment contracts.

Restructuring Costs Associated with Legacy Pfizer and Legacy Pharmacia — Expensed

We have recorded restructuring costs associated with exiting certain activities of legacy Pfizer and legacy Pharmacia (from April 16, 2004), including severance, costs of vacating duplicative facilities, contract termination and other exit costs. These costs have been recorded as a charge to the results of operations and are included in *Merger-related costs*. The components of the restructuring costs associated with the acquisition of Pharmacia, which were expensed, follow:

(MILLIONS OF DOLLARS)	PROVISIONS 2004	2003	TOTAL	UTILIZATION THROUGH DEC. 31, 2004	RESERVE* DEC. 31, 2004
Employee termination costs	**$377**	$140	$517	**$343**	**$174**
Asset impairments	**269**	21	290	**290**	—
Other	**58**	16	74	**30**	**44**
	$704	$177	$881	**$663**	**$218**

* Included in *Other current liabilities*

Through December 31, 2004, *Employee termination costs* represent the approved reduction of the legacy Pfizer and legacy Pharmacia (from April 16, 2004) work force by 3,830 employees, mainly in corporate, manufacturing, distribution, sales and research. We notified affected individuals and 3,118 employees were terminated as of December 31, 2004. Employee termination costs include accrued severance benefits and costs associated with change-in-control provisions of certain Pharmacia employment contracts. *Asset impairments* primarily include charges to write-down property, plant and equipment. *Other* primarily includes costs to exit certain activities of legacy Pfizer and legacy Pharmacia (from April 16, 2004).

4. Other (Income)/Deductions — Net

The components of *Other (income)/deductions — net* follow:

(MILLIONS OF DOLLARS)	2004	2003	2002
Interest income	**$(346)**	$ (346)	$(382)
Interest expense	**359**	290	279
Interest expense capitalized	**(12)**	(20)	(28)
Net interest (income)/expense	**1**	(76)	(131)
Various litigation matters [a]	**371**	1,435	15
Impairment of Depo-Provera intangible asset [b]	**691**	—	—
Other legacy Pharmacia intangible asset impairments	**11**	—	—
Royalty income	**(288)**	(255)	(179)
Contingent income earned from the prior year sale of a product-in-development	**(100)**	—	—
Gains on the sales of products	**(12)**	(87)	(34)
Net exchange losses	**81**	1	40
Other, net	**(2)**	(9)	114
Other (income)/deductions — net	**$ 753**	$1,009	$(175)

[a] In the third quarter of 2004, we recorded charges totaling $369 million related to certain outstanding asbestos claims (see Note 17B, *Legal Proceedings and Contingencies: Product Liability Matters*). In the fourth quarter of 2003, we recorded charges totaling $1,402 million for the resolution of two legacy Warner-Lambert litigation matters relating to Rezulin personal injury claims and a government investigation of marketing practices relating to Neurontin.

[b] In the fourth quarter of 2004, we recorded an impairment charge of $691 million related to the Depo-Provera brand (see Note 11B, *Goodwill and Other Intangible Assets: Other Intangible Assets*).

5. Taxes on Income

A. Taxes on Income

Income from continuing operations before provision for taxes on income, minority interests and the cumulative effect of change in accounting principles consists of the following:

(MILLIONS OF DOLLARS)	2004	2003	2002
United States	**$ 4,361**	$ (209)	$ 4,523
International	**9,646**	3,455	7,243
Total income from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles	**$14,007**	$3,246	$11,766

The decrease in domestic and international income from continuing operations before taxes in 2003 compared to 2002 is due primarily to several non-cash charges associated with the Pharmacia acquisition (IPR&D and the charge for the fair value mark-up of acquired inventory sold); an increase in merger-related costs incurred in connection with our acquisition of Pharmacia; and the provisions for two legacy Warner-Lambert legal matters.

The provision for taxes on income from continuing operations before minority interests and the cumulative effect of change in accounting principles consists of the following:

(MILLIONS OF DOLLARS)	2004	2003	2002
United States:			
Taxes currently payable:			
Federal	**$1,892**	$ 29	$1,403
State and local	**352**	115	226
Deferred income taxes	**(1,042)**	502	(88)
Total U.S. tax provision	**1,202**	646	1,541
International:			
Taxes currently payable	**2,000**	1,574	1,255
Deferred income taxes	**(537)**	(606)	(197)
Total international tax provision	**1,463**	968	1,058
Total provision for taxes on income	**$2,665**	$1,614	$2,599

Amounts are reflected in the preceding tables based on the location of the taxing authorities. As of December 31, 2004, we have not made a U.S. tax provision on approximately $51.6 billion of unremitted earnings of our international subsidiaries. As of December 31, 2004, these earnings are expected to be reinvested overseas. Because of complexity, it is not practical to compute the estimated deferred tax liability on these earnings.

On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004 (the Act). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividend-received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, without further guidance, there remains significant uncertainty as to the interpretation of numerous provisions in the Act. As of December 31, 2004, we had not decided whether, and to what extent, we might repatriate foreign earnings under the Act, and, accordingly, the financial statements do not reflect any provision for taxes on unremitted foreign earnings. Since that time, however, the U.S. Treasury has issued some guidance, which appears to clarify some of the Act's provisions, and management continues to investigate whether the Company might repatriate up to $29 billion in extraordinary dividends, as defined in the Act. This amount could increase by $8.6 billion, the amount of Pharmacia's historical accumulated earnings, but is subject to further U.S. Treasury guidance. It is expected that the analysis and evaluation of the provision will be completed during the first quarter of 2005 and recommendations will be made to senior management and the Board of Directors for their approval to repatriate a portion of the total available as an extraordinary dividend. We expect to complete our analysis as to the total amount available for repatriation once the U.S. Treasury issues all of its guidance, including the expected passage of a Technical Corrections Bill by Congress. Since the U.S. Treasury has not completed the issuance of all of its guidance on the Act, the Company can only make a good-faith estimate of the tax liability that would have to be recorded if these extraordinary dividends are paid. Accordingly, the Company expects, based on the information presently available, that it would record a tax liability based on the 5.25% statutory rate in the Act. However, the actual cost to the Company is dependent on a number of factors that are currently being analyzed, including the amount of repatriation, the passage of a pending Technical Corrections Bill and further guidance from the Treasury. Therefore, the range of income tax effects of such repatriation cannot be reasonably estimated at this time.

B. Tax Rate Reconciliation

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations before the cumulative effect of change in accounting principles follows:

(PERCENTAGES)	2004	2003	2002
U.S. statutory income tax rate	**35.0**	35.0	35.0
Earnings taxed at other than U.S. statutory rate	**(18.3)**	(53.2)	(12.6)
U.S. research tax credit	**(0.6)**	(3.1)	(1.1)
Acquired IPR&D	**2.7**	54.2	—
Litigation settlement provisions	**—**	13.7	—
All other — net	**0.2**	3.1	0.8
Effective tax rate for income from continuing operations before cumulative effect of change in accounting principles	**19.0**	49.7	22.1

The component percentages above reflect the decrease in income from continuing operations in 2003 compared to the prior year due to the impacts of the Pharmacia acquisition. The charges for acquired IPR&D in 2004 and 2003 are not deductible. In addition, the litigation settlement provisions of $1,402 million recorded in the fourth quarter of 2003 either are not deductible or are deductible at rates lower than the U.S. statutory rate.

We operate manufacturing subsidiaries in Puerto Rico and Ireland. We benefit from Puerto Rican incentive grants that expire between 2012 and 2020. In Ireland we benefit from an incentive tax rate effective through 2010. Under the grants, we are partially exempt from income, property and municipal taxes. Under Section 936 of the U.S. Internal Revenue Code, Pfizer is a "grandfathered" entity and is entitled to the benefits under such statute until 2006.

C. Deferred Taxes

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences." We record the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) or "deferred tax liabilities" (generally items for which we received a tax deduction but that have not yet been recorded in the consolidated statement of income).

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	2004 DEFERRED TAX		2003 DEFERRED TAX	
(MILLIONS OF DOLLARS)	ASSETS	LIABS.	ASSETS	LIABS.
Prepaid/deferred items	**$1,085**	**$ (579)**	$ 957	$ (592)
Intangibles	**270**	**(9,991)**	257	(11,150)
Inventories	**693**	**—**	1,325	—
Property, plant and equipment	**279**	**(1,402)**	207	(1,541)
Employee benefits	**2,314**	**(891)**	2,022	(207)
Restructurings and other charges	**619**	**(74)**	428	(46)
Foreign tax credit carryforwards	**—**	**—**	153	—
Other carryforwards	**353**	**—**	92	—
Unremitted earnings	**—**	**(3,063)**	—	(3,580)
All other	**973**	**(581)**	1,033	(460)
Subtotal	**6,586**	**(16,581)**	6,474	(17,576)
Valuation allowance	**(177)**	**—**	(3)	—
Total deferred taxes	**$6,409**	**$(16,581)**	$6,471	$ (17,576)
Net deferred tax liability		**$(10,172)**		$ (11,105)

The net deferred tax liability position is primarily due to the deferred taxes recorded in connection with our acquisition of Pharmacia.

A valuation allowance is recorded because some items recorded as deferred tax assets may ultimately not be deductible or creditable.

Deferred tax assets and liabilities in the preceding table, netted by taxing location, are in the following captions in the consolidated balance sheet:

(MILLIONS OF DOLLARS)	2004	2003
Prepaid expenses and taxes	**$ 2,067**	$ 1,907
Other assets, deferred taxes and deferred charges	**397**	—
Other current liabilities	**(4)**	—
Deferred taxes	**(12,632)**	(13,012)
Net deferred tax liability	**$(10,172)**	$(11,105)

D. Tax Contingencies

We are subject to income tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent, feasible tax planning strategies. Tax accruals are provided when we believe that it is not probable that the Company's position will be sustained if challenged.

The Internal Revenue Service (IRS) has completed and closed its audits of Pfizer Inc's tax returns through 1998 and Warner-Lambert Company through 1998. The IRS is currently conducting audits of Pfizer Inc's tax returns for the years 1999 through 2001 and Warner-Lambert Company's for the years 1999 through the date of merger (June 19, 2000). With respect to Pharmacia Corporation (formerly known as Monsanto Company), the IRS has completed and closed its income tax return examinations through 1999 and has commenced the audit of the tax returns for the years 2000 through 2002.

We believe that our valuation allowance is fairly stated and accruals for tax liabilities are adequate for all open years. We consider many factors in making these assessments, including past history, recent interpretations of tax law, and the specifics of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (See Note 1B, *Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. However, if our estimates are not representative of actual outcomes, our results could be materially affected. Because of complexity, we cannot estimate the range of reasonably possible loss in excess of amounts recorded.

6. Discontinued Operations

We evaluate our businesses and product lines on an ongoing basis for strategic fit within our operations. As a result of our evaluation, in 2004, we either sold or decided to sell the following businesses and product lines:

- In March 2004, we decided to sell certain European generic pharmaceutical businesses. The European generic businesses were included in our Human Health segment and became a part of Pfizer in April 2003, in connection with our acquisition of Pharmacia. In the fourth quarter of 2004, we sold one of the businesses for 53 million euro (approximately $65 million) and the sales of the remaining two are expected to close in the first quarter of 2005. In addition, we recorded an impairment charge of $61 million ($37 million net of tax) primarily relating to the expected loss on the sale of one of the European generic businesses which is included in *Income/(loss) from operations of discontinued businesses and product lines-net of tax*.

- In March 2004, we decided to sell certain non-core consumer product lines marketed primarily in Europe by our Consumer Healthcare segment and in May 2004, we agreed to sell these products for 135 million euro (approximately $163 million) in cash. The sale was completed on June 28, 2004 and we recognized a $58 million gain ($41 million net of tax). The majority of these products were small brands sold in single markets only and included certain products that became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia.

- In March 2004, we decided to sell our surgical ophthalmic business and in April 2004, we agreed to sell this business for $450 million in cash. The sale was completed on June 26, 2004. The surgical ophthalmic business was included in our Human Health segment and became a part of Pfizer in April 2003 in connection with our acquisition of Pharmacia.

- In January 2004, we agreed to sell our in-vitro allergy and autoimmune diagnostics testing (Diagnostics) business, formerly included in the "Corporate/Other" category of our segment information, for $575 million in cash. The sale was completed on April 23, 2004. The Diagnostics business was acquired in April 2003 in connection with our acquisition of Pharmacia.

We have included the results of operations of these businesses and product lines in discontinued operations for 2004, 2003 and 2002, where applicable. Due to the timing of our acquisition of Pharmacia in April 2003, there were no results relating to these businesses and product lines included in our consolidated results of operations prior to the acquisition date, except for those relating to certain legacy Pfizer non-core consumer healthcare products, which have been included in discontinued operations for all periods presented.

In 2004, we earned $17 million of income ($10 million net of tax) relating to the prior year sale of the femhrt, Estrostep and Loestrin product lines.

The significant assets and liabilities relating to these businesses and product lines included intangible assets; goodwill; property, plant and equipment; inventory; accounts receivable; accrued liabilities and deferred taxes.

In 2003, we sold the following businesses and product lines:

- In April 2003, we completed the sale of the hormone replacement therapy femhrt, formerly part of our Human Health segment, for $160 million in cash with a right to receive up to $63.8 million contingent on femhrt retaining market exclusivity until the expiration of its patent. We recognized a gain on the sale of this product of $139 million ($83 million net of tax) in the consolidated statement of operations for 2003.

- In March 2003, we sold the oral contraceptives Estrostep and Loestrin, formerly part of our Human Health segment, for $197 million in cash with a right to receive up to $47.3 million contingent on Estrostep retaining market exclusivity until the expiration of its patent. We recognized a gain on the sale of these two products of $193 million ($116 million net of tax) in the consolidated statement of operations for 2003.

- In March 2003, we sold the Adams confectionery products business, formerly part of our Consumer Healthcare segment, for $4.2 billion in cash. We recognized a gain on the sale of this business of $3,091 million ($1,824 million net of tax) in the consolidated statement of operations for 2003.

- In March 2003, we sold the Schick-Wilkinson Sword shaving products business, formerly part of our Consumer Healthcare segment, for $930 million in cash. We recognized a gain on the sale of this business of $462 million ($262 million net of tax) in the consolidated statement of operations for 2003.

In December 2002, we sold the Tetra fish-care products business, formerly part of our Consumer Healthcare segment for $238.5 million in cash. We recognized a gain on the sale of this business of $117 million ($77 million net of tax) in the consolidated statement of operations for 2002 only.

These businesses and product lines are reported as discontinued operations in the periods presented.

The following amounts have been segregated from continuing operations and reported as discontinued operations:

(MILLIONS OF DOLLARS)	2004	2003	2002
Revenues	**$405**	$1,214	$2,987
Pre-tax income/(loss)	**(39)**	43	477
Provision for/(benefit) from taxes	**(17)**	17	179
Income/(loss) from operations of discontinued businesses and product lines — net of tax	**(22)**	26	298
Pre-tax gains on sales of discontinued businesses and product lines	**75**	3,885	117
Provision for taxes on gains[a]	**24**	1,600	40
Gains on sales of discontinued businesses and product lines — net of tax	**51**	2,285	77
Discontinued operations — net of tax	**$ 29**	$2,311	$ 375

[a] Includes deferred taxes of $24 million in 2004, $744 million in 2003 and $40 million in 2002.

7. Other Comprehensive Income

Changes, net of tax, in accumulated other comprehensive income/(expense) follow:

(MILLIONS OF DOLLARS)	CURRENCY TRANSLATION ADJUSTMENT AND OTHER	NET UNREALIZED GAIN/(LOSS) ON AVAILABLE-FOR-SALE SECURITIES	MINIMUM PENSION LIABILITY	ACCUMULATED OTHER COMPREHENSIVE INCOME (EXPENSE)
Balance January 1, 2002	$(1,523)	$102	$(328)	$(1,749)
Period change	85	(32)	(179)	(126)
Balance December 31, 2002	(1,438)	70	(507)	(1,875)
Period change	2,070	68	(68)	2,070
Balance December 31, 2003	632	138	(575)	195
Period change	1,961	128	(6)	2,083
Balance December 31, 2004	**$ 2,593**	**$266**	**$(581)**	**$ 2,278**

In *Currency Translation Adjustment and Other*, *Other* is substantially comprised of the unrealized portion of changes in fair value attributable to derivatives qualifying as hedges which is not significant in any year.

Income taxes related to the above components of other comprehensive income/(expense) were not significant in any year. Income taxes are not provided for foreign currency translation relating to permanent investments in international subsidiaries.

Reclassification adjustments were not significant in any year.

8. Financial Instruments

A. Investments in Debt and Equity Securities

Information about our investments follows:

(MILLIONS OF DOLLARS)	2004	2003
Trading investments[a]	**$ 395**	$ 467
Amortized cost and fair value of available-for-sale debt securities:[b]		
Corporate debt	**7,947**	5,977
Western European and other government debt	**4,270**	4,700
Western European and other government agency debt	**4,358**	1,539
Corporate asset-backed securities	**1,712**	1,231
Supranational debt	**1,230**	1,142
Certificates of deposit	**613**	1,063
Total available-for-sale debt securities	**20,130**	15,652
Amortized cost and fair value of held-to-maturity debt securities:[b]		
Certificates of deposit and other	**967**	44
Total held-to-maturity debt securities	**967**	44
Cost of available-for-sale equity securities	**176**	234
Gross unrealized gains	**441**	263
Gross unrealized losses	**(8)**	(6)
Fair value of available-for-sale equity securities	**609**	491
Total investments	**$22,101**	$16,654

[a] Trading investments are held in trust for legacy Pharmacia severance benefits.
[b] Gross unrealized gains and losses are not material.

These investments were in the following captions in the consolidated balance sheet:

(MILLIONS OF DOLLARS)	2004	2003
Cash and cash equivalents	**$ 881**	$ 864
Short-term investments	**18,085**	10,432
Long-term investments and loans	**3,135**	5,358
Total investments	**$22,101**	$16,654

The contractual maturities of the available-for-sale and held-to-maturity debt securities as of December 31, 2004 follow:

(MILLIONS OF DOLLARS)	YEARS WITHIN 1	OVER 1 TO 5	OVER 5 TO 10	OVER 10	TOTAL
Available-for-sale debt securities:					
Corporate debt	$ 7,322	$ 625	$—	$—	$ 7,947
Western European and other government debt	4,270	—	—	—	4,270
Western European and other government agency debt	4,205	153	—	—	4,358
Corporate asset-backed securities	836	827	49	—	1,712
Supranational debt	766	464	—	—	1,230
Certificates of deposit	609	4	—	—	613
Held-to-maturity debt securities:					
Certificates of deposit and other	958	2	—	7	967
Total debt securities	$18,966	$2,075	$49	$ 7	$21,097
Trading investments					395
Available-for-sale equity securities					609
Total investments					$22,101

On an ongoing basis, we evaluate our investments in debt and equity securities to determine if a decline in fair value is other-than-temporary. When a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. Unrealized losses related to non-traded equity investments reported at cost are not significant.

B. Short-Term Borrowings

Short-term borrowings include amounts for commercial paper at December 31, 2004 of $9,109 million and $7,781 million at December 31, 2003. The weighted average effective interest rate on short-term borrowings outstanding at December 31 was 2.5% in 2004 and 1.7% in 2003.

In November 2004, we issued $1.0 billion of senior unsecured floating rate notes, due November 2005, which pay interest quarterly beginning on February 4, 2005 at LIBOR, less a nominal amount.

At December 31, 2004, we had access to $2.6 billion of lines of credit, of which $2.0 billion expire within one year. Of these lines of credit, $2.3 billion are unused, of which our lenders have committed to loan us $1.0 billion at our request. One billion of the unused lines of credit relate to our commercial paper borrowings, of which half expire within one year.

C. Long-Term Debt

Information about our long-term debt follows:

(MILLIONS OF DOLLARS)	MATURITY DATE	2004	2003
Senior unsecured notes:			
LIBOR-based floating-rate	January 2006	**$1,000**	$ —
5.625%[a]	February 2006	**771**	804
6.6%[a]	December 2028	**749**	736
4.5%[a]	February 2014	**742**	—
2.5%[a]	March 2007	**686**	—
5.625%[a]	April 2009	**644**	656
.80% Japanese yen	March 2008	**586**	559
6.5%[a]	December 2018	**528**	521
3.3%[a]	March 2009	**294**	296
4.65%[a]	March 2018	**294**	290
6.0%[a]	January 2008	**266**	275
5.75%[a]	December 2005	**—**	615
Unsecured notes:			
Commercial paper-based floating-rate	March 2005	**—**	200
Other:			
Debentures, notes, borrowings and mortgages		**719**	803
Total long-term debt		**$7,279**	$5,755
Current portion not included above		**$ 907**	$ 726

[a] *Includes unrealized gains and losses for debt with fair value hedges in 2004 and/or 2003 (see Note 8D, Financial Instruments: Derivative Financial Instruments and Hedging Activities).*

In September 2004, we issued $1 billion of senior unsecured floating-rate notes at LIBOR, less a nominal amount, with an initial maturity of 13 months. The debt holders have the option to extend the term of the notes by one month, each month, during the five-year maximum term of the notes. In addition, the adjustment to LIBOR increases interest each September by a nominal amount. The notes are callable by us at par plus accrued interest to date every six months, with thirty-day notice. The LIBOR-based floating-rate notes bear interest of 1.8% at December 31, 2004.

The commercial paper-based floating-rate notes bear interest at a variable rate based on the commercial paper borrowing rate. The weighted average interest rate of these notes was 1.3% at December 31, 2003.

Long-term debt outstanding at December 31, 2004 matures in the following years:

(MILLIONS OF DOLLARS)	2006	2007	2008	2009	AFTER 2009
Maturities	$1,781	$690	$1,107	$1,264	$2,437

At December 31, 2004, we had the ability to borrow $2.0 billion by issuing debt securities under our existing debt shelf registration statement filed with the SEC in November 2002.

D. Derivative Financial Instruments and Hedging Activities

PURPOSE

Foreign Exchange Risk

A significant portion of revenues, earnings and net investments in foreign affiliates are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected same currency revenues in relation to same currency costs and same currency assets in relation to same currency liabilities. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income and net investments against the impact of the translation into U.S. dollars of certain foreign exchange denominated transactions. We entered into financial instruments to hedge or offset by the same currency an appropriate portion of the currency risk and the timing of the hedged or offset item. At December 31, 2004 and 2003, the more significant financial instruments employed to manage foreign exchange risk follow:

FINANCIAL INSTRUMENT	HEDGE TYPE	HEDGED OR OFFSET ITEM	NOTIONAL AMOUNT (MILLIONS OF DOLLARS)		MATURITY DATE
			2004	2003	
Forward-exchange contracts	—	Short-term foreign currency assets and liabilities[a]	**$6,737**	$ —	Through 2005
Forward-exchange contracts	—	Short-term foreign currency assets and liabilities[a]	**—**	7,203	Through 2004
Forward-exchange contracts	Cash flow	Euro available-for-sale investments	**3,415**	—	Through 2005
Forward-exchange contracts	Cash flow	Euro available-for-sale investments	**—**	2,388	Through 2004
Short-term yen borrowings	Net investment	Yen net investments	**1,854**	—	Through 2005
Short-term yen borrowings	Net investment	Yen net investments	**—**	1,539	Through 2004
Swaps	Cash flow	U.K. pound intercompany loan	**793**	714	2006
Swaps	Net investment	Yen net investments	**758**	—	2006
Long-term yen debt	Net investment	Yen net investments	**585**	559	2008
Forward-exchange contracts	Cash flow	Japanese yen intercompany loan	**—**	266	2004
Swaps	Cash flow	Japanese yen intercompany loan	**—**	260	2004

[a] Forward-exchange contracts used to offset short-term foreign currency assets and liabilities were primarily for intercompany transactions in euros, U.K. pound, Swedish krona, Japanese yen and Australian dollars for the year ended December 31, 2004 and euros, Japanese yen and Swedish krona for the year ended December 31, 2003.

Interest Rate Risk

Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We invest and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed rate investments and borrowings or through the use of derivative financial instruments.

At December 31, 2004 and 2003, the more significant derivative financial instruments employed to manage interest rate risk follow:

FINANCIAL INSTRUMENT	HEDGE TYPE	HEDGED OR OFFSET ITEM	NOTIONAL AMOUNT (MILLIONS OF DOLLARS)		MATURITY DATE
			2004	2003	
Swaps	Fair value	U.S. dollar fixed rate debt[a]	**$5,147**	$4,303	2004-2028
Swaps	Cash flow	Yen "LIBOR" interest rate related to forecasted issuances of short-term debt[b]	**1,353**	1,293	2006
Swaps	Fair value	U.S. dollar fixed rate investment[c]	**175**	590	2008
Swaps	Cash flow	"LIBOR" interest rate related to forecasted purchases of short-term fixed rate debt[d]	**—**	95	2004

[a] Serve to reduce exposure to long-term U.S. dollar interest rates by effectively converting fixed rates associated with long-term debt obligations to floating rates (see Note 8C, *Financial Instruments: Long-Term Debt* for details of maturity dates).
[b] Serve to reduce variability by effectively fixing the maximum rates on short-term debt at .8% in 2004 and .9% in 2003.
[c] Serve to reduce exposure to long-term U.S. dollar interest rates by effectively converting fixed rates associated with investments in available-for-sale debt securities to floating rates.
[d] Served to reduce the variability of LIBOR interest rates by effectively fixing the rates on short-term debt investments at 3.5%. Investments were classified as "Available-for-Sale."

ACCOUNTING POLICIES

All derivative contracts are reported at fair value, with changes in fair value reported in earnings or deferred, depending on the nature and effectiveness of the offset or hedging relationship, as follows:

Foreign Exchange Risk

- We recognize the earnings impact of foreign currency forward-exchange contracts during the terms of the contracts, along with the earnings impact of the items they generally offset.
- We recognize the earnings impact of foreign currency swaps and foreign currency forwards designated as cash flow hedges upon the recognition of the foreign exchange gain or loss on the translation to U.S. dollars of the hedged item.
- We recognize the earnings impact of foreign currency swaps designated as a hedge of our net investments in three ways: over time — for the periodic net swap payments; immediately — to the extent of any difference between the foreign exchange spot rate and forward rate; and, defer until the sale or substantial liquidation of our net investments—to the extent of change in the foreign exchange spot rates.
- We recognize the earnings impact of yen put options when the related inventory is sold to third-party customers.

Interest Rate Risk

- We recognize the earnings impact of interest rate swaps designated as cash flow hedges upon the recognition of the interest related to the hedged short-term debt and available-for-sale debt securities.
- We recognize the earnings impact of interest rate swaps designated as fair value hedges upon the recognition of the change in fair value for interest rate risk related to the hedged long-term debt and available-for-sale debt securities.

Any ineffectiveness in a hedging relationship is recognized immediately into earnings. There was no significant ineffectiveness in 2004 or 2003.

Financial Statement Presentation

The consolidated financial statements include the following items related to the derivatives serving as offsets or hedges:

Other assets, deferred taxes and deferred charges includes:

- fair value of interest rate swaps designated as fair value hedges and cash flow hedges

Other current liabilities includes:

- fair value of foreign currency forward-exchange contracts
- fair value of foreign currency swaps designated as cash flow hedges

Other noncurrent liabilities includes:

- fair value of interest rate swaps designated as fair value hedges and cash flow hedges
- fair value of foreign currency swaps designated as cash flow hedges
- fair value of foreign currency swaps designated as net investment hedges

Long-term debt includes:

- changes in the fair value of fixed rate debt hedged by interest rate swaps

Accumulated other comprehensive income/(expense) includes:

- changes in the fair value of foreign currency forward-exchange contracts designated as cash flow hedges
- changes in the fair value of interest rate swaps and foreign currency swaps designated as cash flow hedges
- changes in the fair value associated with changes in spot exchange rates of foreign currency swaps designated as net investment hedges

Other (income)/deductions — net includes:

- changes in the fair value of foreign currency forward-exchange contracts
- changes in the fair value of interest rate swap contracts designated as fair value hedges
- changes in the fair value associated with changes in the difference between the spot and forward exchange rates of foreign currency swaps designated as net investment hedges
- periodic accrued net swap payments related to foreign currency swap contracts

E. Fair Value

The following methods and assumptions were used to estimate the fair value of derivative and other financial instruments at the balance sheet date:

- short-term financial instruments (cash equivalents, accounts receivable and payable, held-to-maturity debt securities and debt) — we use cost or contract value because of the short maturity period
- available-for-sale debt securities — we use a valuation model that uses observable market quotes and credit ratings of the securities
- available-for-sale equity securities — we use observable market quotes
- derivative contracts — we use valuation models that use observable market quotes and our view of the creditworthiness of the derivative counterparty
- loans — we use cost because of the short interest-reset period
- held-to-maturity long-term investments and long-term debt — we use valuation models that use observable market quotes

The differences between the estimated fair values and carrying values of our financial instruments were not material at December 31, 2004.

F. Credit Risk

On an ongoing basis, we review the creditworthiness of counterparties to foreign exchange and interest rate agreements and do not expect to incur a loss from failure of any counterparties to perform under the agreements.

In general, there is no requirement for collateral from customers.

There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. At December 31, 2004, we had $3,380 million due from a broad group of banks around the world. We enter into master netting agreements with such banks involving derivatives, which permit us to offset our exposures in the event of default by such banks.

9. Inventories

The components of inventories follow:

(MILLIONS OF DOLLARS)	2004	2003
Finished goods	**$2,850**	$2,198
Work-in-process	**2,496**	2,204
Raw materials and supplies	**1,314**	1,297
Total inventories	**$6,660**	$5,699

10. Property, Plant and Equipment

The major categories of property, plant and equipment follow:

(MILLIONS OF DOLLARS)	USEFUL LIVES (YEARS)	2004	2003
Land	—	**$ 688**	$ 521
Buildings	33⅓–50	**9,771**	9,201
Machinery and equipment	8–20	**9,395**	9,235
Furniture, fixtures and other	3–12½	**4,670**	3,635
Construction in progress	—	**2,395**	2,480
		26,919	25,072
Less: accumulated depreciation		**8,534**	6,916
Total property, plant and equipment		**$18,385**	$18,156

11. Goodwill and Other Intangible Assets

A. Goodwill

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2004 and 2003 follow:

(MILLIONS OF DOLLARS)	HUMAN HEALTH	CONSUMER HEALTHCARE	ANIMAL HEALTH	OTHER	TOTAL
Balance December 31, 2002	$ 362	$ 829	$ —	$ 9	$ 1,200
Pharmacia acquisition (preliminary estimate)[a]	18,548	1,714	77	108	20,447
Other[b]	577	72	1	(32)	618
Balance December 31, 2003	19,487	2,615	78	85	22,265
Pharmacia goodwill adjustments[a]	816	155	(14)	(1)	956
Other[c]	663	(69)	15	(74)	535
Balance December 31, 2004	**$20,966**	**$2,701**	**$ 79**	**$ 10**	**$23,756**

[a] Refer to Note 2A, *Acquisitions: Pharmacia Corporation* for the primary factors impacting the Pharmacia goodwill adjustments. None of the Pharmacia goodwill is deductible for tax purposes.
[b] Primarily reflects the impact of foreign exchange and reclassifications to *Assets of discontinued businesses and product lines held for sale.*
[c] Includes additions from acquisitions (primarily Esperion), reclassifications to *Assets of discontinued businesses and product lines held for sale* (including those subsequently sold) and the impact of foreign exchange.

B. Other Intangible Assets

The components of identifiable intangible assets follow:

(MILLIONS OF DOLLARS)	2004 GROSS CARRYING AMOUNT	2004 ACCUMULATED AMORTIZATION	2003 GROSS CARRYING AMOUNT	2003 ACCUMULATED AMORTIZATION
Finite-lived intangible assets:				
Developed technology rights	**$33,137**	**$(5,967)**	$31,566	$(2,364)
Brands	**1,037**	**(14)**	184	(2)
License agreements	**158**	**(17)**	48	(13)
Trademarks	**134**	**(90)**	107	(68)
Other[a]	**390**	**(186)**	418	(171)
Total amortized finite-lived intangible assets	**34,856**	**(6,274)**	32,323	(2,618)
Indefinite-lived intangible assets:				
Brands	**4,012**	—	5,238	—
License agreements	**356**	—	288	—
Trademarks	**235**	—	266	—
Other[b]	**66**	—	94	—
Total indefinite-lived intangible assets	**4,669**	—	5,886	—
Total identifiable intangible assets	**$39,525**	**$(6,274)**	$38,209	$(2,618)
Total identifiable intangible assets, less accumulated amortization	**$33,251**		$35,591	

[a] Includes patents, non-compete agreements, customer contracts and other intangible assets.
[b] Includes pension-related intangible assets.

Developed technology rights represent the value associated with developed technology to which Pfizer has rights. These rights can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. In connection with our acquisition of Pharmacia, fair values were determined for more than 300 developed technology rights totaling about $31.1 billion as of the acquisition date of April 16, 2003. These rights substantively represent the fair value of the commercialized products included in our Human Health segment that we acquired from Pharmacia. We acquired a well-diversified portfolio of developed technology rights across therapeutic categories (see Note 18, *Segment, Geographic and Revenue Information*). While the Arthritis and Pain therapeutic category represents about 30% of the total value of developed technology rights at December 31, 2004, the balance of the value is evenly distributed across the following Human Health therapeutic product categories: Ophthalmology; Oncology; Urology; Infectious and Respiratory Diseases; Endocrine Disorders categories; and, as a group, the Cardiovascular and Metabolic Diseases; Central Nervous System Disorders and All Other categories. The significant components include values determined for Celebrex, Detrol, Xalatan, Genotropin, Zyvox, Campto/Camptosar and Bextra. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain Human Health products, such as Rebif, Spiriva, Celebrex (prior to our acquisition of Pharmacia) and Macugen.

The weighted-average life of our total finite-lived intangible assets is approximately 10 years, which includes developed technology rights at 10 years. Total amortization expense for finite-lived intangible assets was $3,433 million in 2004, $2,364 million in 2003 and $54 million in 2002.

Brands represent the value associated with tradenames, as the products themselves no longer receive patent protection. In connection with our acquisition of Pharmacia, fair values for brands were determined totaling about $5.2 billion. The valuation of these brands included all cash flows associated with the use of the tradenames. Most of these assets are associated with our Human Health and Consumer Healthcare segments and the significant components include values determined for Depo-Provera contraceptive, Xanax, Medrol and tobacco dependence products.

In 2004, we determined that the Depo-Provera brand (included in our Human Health segment), a contraceptive injection, was impaired due to the unexpected entrance of a generic competitor in the U.S. market and an adverse labeling change. As a result of the impairment, we recorded a non-cash charge in *Other (income)/deductions—net* of $691 million and the asset was reclassified as a finite-lived intangible asset.

The annual amortization expense expected for the years 2005 through 2009 is as follows:

(MILLIONS OF DOLLARS)	2005	2006	2007	2008	2009
Amortization expense	$3,445	$3,374	$3,227	$2,708	$2,488

12. Benefit Plans

We provide defined benefit pension plans and defined contribution plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code and generally contributions to qualified plans are tax deductible. It typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in its coverage, benefits or contributions. We also provide benefits through supplemental (non-qualified) retirement plans to certain employees. In addition, we provide medical and life insurance benefits to retirees and their eligible dependents through our postretirement plans.

We use a measurement date of December 31 for a majority of our U.S. pension and retirement plans and November 30 for our international plans. In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was enacted. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. During the third quarter of 2004, in accordance with FASB Staff Position No. 106-2 (FSP 106-2), *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003*, the Company began accounting for the effect of the federal subsidy under the Act. The reduction to the benefit obligations of certain of our postretirement benefit plans and the related benefit cost were not significant.

A. Acquisitions and Divestitures

We acquired certain pension and postretirement plans from Pharmacia on April 16, 2003. The related obligations and plan assets acquired at fair value included global pension benefit obligations of $3.7 billion and pension plan assets of $1.9 billion and other postretirement benefit obligations of $966 million and postretirement plan assets of $172 million.

During 2003, pursuant to the divestitures of the Adams, Schick-Wilkinson Sword and Tetra businesses, pension plan assets and accumulated benefit obligations were transferred to the purchasers of those businesses.

B. Components of Net Periodic Benefit Costs

The annual cost of the U.S. qualified and International pension plans and the postretirement plans follow:

	PENSION PLANS								
	U.S. QUALIFIED			INTERNATIONAL			POSTRETIREMENT PLANS		
(MILLIONS OF DOLLARS)	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$ 277**	$ 229	$ 156	**$ 264**	$ 212	$ 140	**$ 39**	$ 31	$ 17
Interest cost	**391**	354	254	**288**	224	148	**113**	101	57
Expected return on plan assets	**(569)**	(384)	(366)	**(278)**	(213)	(150)	**(20)**	(11)	—
Amortization of:									
Prior service costs	**17**	17	16	**5**	7	6	**1**	14	14
Net transition (asset)/obligation	**—**	—	—	**1**	1	(1)	**—**	—	—
Actuarial losses	**99**	115	38	**59**	43	24	**15**	20	14
Curtailments and settlements — net	**37**	6	—	**(9)**	13	6	**—**	1	—
Special termination benefits	**—**	—	—	**21**	—	—	**(1)**	—	—
Net periodic benefit costs	**$ 252**	$ 337	$ 98	**$ 351**	$ 287	$ 173	**$147**[(a)]	$156	$102

(a) Includes a credit of $21 million relating to the adoption of FSP 106-2.

The decline in the 2004 U.S. qualified pension plans' net periodic benefit cost was largely driven by higher expected returns on plan assets due to the 2003 voluntary tax-deductible contributions of $1.4 billion and by higher than assumed 2003 investment returns partially offset by the decline in the discount rate used for the 2004 net periodic cost benefit.

The net periodic pension cost for the U.S. supplemental (non-qualified) pension plans was $131 million in 2004, $127 million in 2003 and $87 million in 2002.

C. Actuarial Assumptions

The following table provides the weighted-average actuarial assumptions:

(PERCENTAGES)	**2004**	2003	2002
Weighted-average assumptions used to determine benefit obligations:			
Discount rate:			
U.S. qualified pension plans	**6.0**	6.3	6.9
U.S. non-qualified pension plans	**6.0**	6.3	6.8
International pension plans	**4.7**	5.0	5.1
Postretirement plans	**6.0**	6.3	6.8
Rate of compensation increase:			
U.S. qualified pension plans	**4.5**	4.5	4.5
U.S. non-qualified pension plans	**4.5**	4.5	4.5
International pension plans	**3.6**	3.6	3.6
Weighted-average assumptions used to determine net benefit cost[(a)]:			
Discount rate:			
U.S. qualified pension plans	**6.3**	6.8	7.3
U.S. non-qualified pension plans	**6.3**	6.7	7.3
International pension plans	**5.0**	5.2	5.3
Postretirement plans	**6.3**	6.6	7.3
Expected return on plan assets:			
U.S. qualified pension plans	**9.0**	9.0	10.0
International pension plans	**7.3**	7.0	7.3
Postretirement plans	**9.0**	9.0	—
Rate of compensation increase:			
U.S. qualified pension plans	**4.5**	4.5	4.5
U.S. non-qualified pension plans	**4.5**	4.5	4.5
International pension plans	**3.6**	3.6	3.6

(a) The 2003 net benefit cost assumptions for legacy Pharmacia plans were as of April 16, 2003.

The assumptions above are used to develop the projected benefit obligations (PBO) at fiscal year-end and to develop net periodic pension cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year while the assumptions used to determine benefit obligations were established at each year-end.

The net periodic benefit cost and the actuarial present value of projected benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions, that may have an impact on the cost of providing retirement benefits.

The expected rate of return on plan assets for our U.S. qualified, International and postretirement plans represents our long-term assessment of return expectations, which we will change based on significant shifts in economic and financial market conditions. The 2004 expected rates of return for these plans reflect our long-term outlook for a globally diversified portfolio which is influenced by a combination of return expectations for individual asset classes, actual historical experience and our diversified investment strategy. The historical returns are one of the inputs used to provide context for the development of our expectations for future returns. Using this information, we develop ranges of returns for each asset class and a weighted-average expected return for our targeted portfolio which includes the impact of portfolio diversification and actively managed strategies.

The healthcare cost trend rate assumptions for our U.S. postretirement benefit plans are as follows:

	2004	2003
Health care cost trend rate assumed for next year	**10.0%**	10.0%
Rate to which the cost trend rate is assumed to decline	**5.0**	5.0
Year that the rate reached the ultimate trend rate	**2012**	2011

A one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits would have the following effects at December 31, 2004:

(MILLIONS OF DOLLARS)	INCREASE	DECREASE
Effect on total service and interest cost components	$ 18	$ (14)
Effect on postretirement benefit obligation	189	(156)

D. Obligations and Funded Status

The following table presents an analysis of the changes in 2004 and 2003 in the projected benefit obligation, the plan assets and the funded status of our U.S. qualified and International pension plans and our postretirement plans:

	PENSION PLANS					
	U.S. QUALIFIED		INTERNATIONAL		POSTRETIREMENT	
(MILLIONS OF DOLLARS)	2004	2003	2004	2003	2004	2003
Change in benefit obligation:						
Benefit obligation at beginning of year	**$6,492**	$4,104	**$ 5,681**	$ 3,104	**$ 2,053**	$ 905
Service cost	**277**	229	**264**	212	**39**	31
Interest cost	**391**	354	**288**	224	**113**	101
Employee contributions	**—**	—	**22**	14	**22**	9
Plan amendments	**—**	—	**(80)**	23	**—**	(1)
Increases/ (decreases) arising primarily from changes in actuarial assumptions	**490**	419	**488**	177	**(136)**	178
Foreign exchange impact	**—**	—	**621**	603	**1**	4
Acquisitions	**—**	1,894	**23**	1,597	**1**	966
Divestitures	**—**	(55)	**(36)**	(28)	**—**	—
Curtailments	**—**	(48)	**(19)**	(7)	**—**	(9)
Settlements	**(27)**	—	**(35)**	(21)	**—**	—
Special termination benefits	**—**	—	**21**	—	**—**	—
Benefits paid	**(515)**	(405)	**(269)**	(217)	**(173)**	(131)
Benefit obligation at end of year	**$7,108**	$6,492	**$ 6,969**	$ 5,681	**$ 1,920**[(a)]	$ 2,053
Change in plan assets:						
Fair value of plan assets at beginning of year	**$6,593**	$3,527	**$ 3,410**	$ 1,930	**$ 225**	$ —
Actual gain on plan assets	**688**	901	**339**	249	**28**	53
Company contributions	**81**	1,404	**428**	419	**152**	122
Employee contributions	**—**	—	**22**	14	**22**	9
Foreign exchange impact	**—**	—	**384**	346	**(1)**	—
Acquisitions	**—**	1,221	**8**	695	**—**	172
Divestitures	**—**	(55)	**(10)**	(23)	**—**	—
Settlements	**(27)**	—	**(35)**	(26)	**—**	—
Benefits paid	**(515)**	(405)	**(269)**	(194)	**(173)**	(131)
Fair value of plan assets at end of year	**$6,820**	$6,593	**$ 4,277**	$ 3,410	**$ 253**	$ 225
Funded status (plan assets greater than/(less than) benefit obligation)	**$ (288)**	$ 101	**$(2,692)**	$(2,271)	**$(1,667)**	$(1,828)
Unrecognized:						
Net transition obligation	**—**	—	**4**	10	**2**	2
Actuarial losses	**1,837**	1,602	**1,958**	1,437	**212**	371
Prior service costs/(benefits)	**146**	163	**(30)**	59	**3**	4
Net asset/(liability) recorded in consolidated balance sheet	**$1,695**	$1,866	**$ (760)**	$ (765)	**$(1,450)**	$(1,451)

[(a)] Includes a credit of $157 million relating to the adoption of FSP 106-2.

The decline in the 2004 U.S. qualified pension plans PBO funded status was the result of the 0.3 percentage-point decline in the discount rate which was partially offset by higher than assumed 2004 investment returns.

The U.S. supplemental (non-qualified) pension plans are not generally funded as no tax or other incentives exist and these obligations are paid from cash generated from operations which is substantially greater than the annual cash outlay for these liabilities. The projected benefit obligations for the U.S. supplemental (non-qualified) pension plans was $1,066 million in 2004 and $1,014 million in 2003. The net liability for U.S. supplemental (non-qualified) pension plans was $385 million in 2004 and $395 million in 2003.

The unrecognized actuarial losses primarily represent the cumulative difference between the actuarial assumptions and actual return on plan assets, changes in discount rates and plan experience. These actuarial losses are largely deferred and a portion of this loss is currently being amortized for all U.S. plans' net periodic benefit cost over an average period of 14 years. The unrecognized actuarial losses in the U.S. supplemental (non-qualified) pension plans amounted to $666 million in 2004 and $603 million in 2003. For U.S. supplemental (non-qualified) pension plans the unrecognized actuarial losses represent the cumulative difference between actuarial assumptions and actual results primarily related to changes in discount rates and plan experience.

The components of the net asset/(liability) recorded in the consolidated balance sheet follow:

	PENSION PLANS					
	U.S. QUALIFIED		INTERNATIONAL		POSTRETIREMENT	
(MILLIONS OF DOLLARS)	**2004**	2003	**2004**	2003	**2004**	2003
Prepaid benefit cost	**$1,858**	$2,090	**$ 624**	$ 540	**$ —**	$ —
Accrued benefit liability	**(163)**	(224)	**(1,967)**	(1,895)	**(1,450)**	(1,451)
Intangible asset	**—**	—	**21**	17	**—**	—
Accumulated other comprehensive income	**—**	—	**562**	573	**—**	—
Net asset/(liability) recorded in consolidated balance sheet	**$1,695**	$1,866	**$ (760)**	$ (765)	**$(1,450)**	$(1,451)

The accrued benefit liability for U.S. supplemental (non-qualified) pension plans was $812 million in 2004 and $797 million in 2003. The intangible asset and the accumulated other comprehensive income related to U.S. supplemental (non-qualified) pension plans was $22 million in 2004 and $24 million in 2003 and $405 million in 2004 and $378 million in 2003.

The accumulated benefit obligations (ABO) for our U.S. qualified pension plans was $5,826 million in 2004 and $5,352 million in 2003. The accumulated benefit obligations for our U.S. supplemental (non-qualified) pension plans was $812 million in 2004 and $781 million in 2003. The accumulated benefit obligations for our international pension plans was $6,021 million in 2004 and $4,848 million in 2003. The 2004 increase in the U.S. qualified pension plans' accumulated benefit obligations was primarily driven by the 0.3 percentage-point decline in the discount rate, and the International plans were impacted by foreign exchange and the 0.3 percentage-point decline in the discount rate.

Information related to both U.S. qualified and International pension plans follows:

	U.S. QUALIFIED PLANS		INTERNATIONAL PLANS	
(MILLIONS OF DOLLARS)	**2004**	2003	**2004**	2003
Pension plans with an accumulated benefit obligation in excess of plan assets:				
Fair value of plan assets	**$ 344**	$ 296	**$1,699**	$1,674
Accumulated benefit obligation	**$ 445**	$ 466	**$3,553**	$3,309
Pension plans with a projected benefit obligation in excess of plan assets:				
Fair value of plan assets	**$4,151**	$2,524	**$4,045**	$2,987
Projected benefit obligation	**$4,625**	$2,780	**$6,741**	$5,274

In the aggregate, our U.S. qualified pension plans had assets greater than their ABO and less than their PBO at December 31, 2004.

The increase in the 2004 International plans with an ABO and PBO in excess of plan assets is reflective of our plans in Japan, and certain of our plans in the U.K., Germany and Sweden, all of whose liabilities are included in our consolidated balance sheet as we fund our international plans in accordance with local regulatory requirements and fund in excess of local requirements to the extent that tax or other incentives exist. U.S. supplemental (non-qualified) pension plans with PBOs in excess of plan assets had PBO balances of $1,066 million in 2004 and $1,014 million in 2003.

E. Plan Assets

The following table presents the weighted-average long-term target asset allocations and the percentages of the fair value of plan assets for our U.S. qualified pension and postretirement plans and our international plans by investment category as follows:

	TARGET ALLOCATION	PERCENTAGE OF PLAN ASSETS	
(PERCENTAGES)	**2004**	**2004**	2003
U.S. qualified pension plans:			
Global equity securities	**65.0**	**69.0**	67.2
Debt securities	**25.0**	**23.1**	24.4
Alternative investments[(a)]	**10.0**	**7.3**	7.6
Cash	**0.0**	**0.6**	0.8
Total	**100.0**	**100.0**	100.0
International pension plans:			
Global equity securities	**62.0**	**61.9**	60.7
Debt securities	**28.7**	**28.4**	29.0
Alternative investments[(b)]	**8.7**	**8.4**	9.0
Cash	**0.6**	**1.3**	1.3
Total	**100.0**	**100.0**	100.0
U.S. postretirement plans[(c)]:			
Global equity securities	**75.0**	**73.8**	71.5
Debt securities	**25.0**	**26.2**	28.5
Total	**100.0**	**100.0**	100.0

[(a)] Private equity, venture capital, private debt and real estate.
[(b)] Real estate, insurance contracts, and other investments.
[(c)] Reflects postretirement plan assets which support a portion of our U.S. retiree medical plans.

The U.S. qualified pension plans' long-term asset allocation targets reflect our asset class return expectations and tolerance for investment risk within the context of the pension plans' long-term benefit obligations. The long-term asset allocation is supported by an analysis that incorporates historical and expected returns by asset class as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets as well as a forecast of potential future asset and liability balances. Due to market conditions and other factors, actual asset allocations may vary from the target allocation outlined above. The year-end 2004 alternative investments allocation of 7.3% was below the target allocation primarily due to the timing of our contributions to the U.S. qualified plans and the cash allocation of 0.6% was above the target allocation due to the need to fund certain expected benefit payments. The assets are periodically rebalanced back to the target allocation.

The International pension plans' long-term asset allocation targets reflect our asset class return expectations and tolerance for investment risk within each plan within the context of the plans' long-term liability profile.

The U.S. postretirement plans' long-term asset allocation targets reflect our asset class return expectations and tolerance for investment risk within the context of the postretirement plans' long-term benefit obligations.

The U.S. qualified pension plans held approximately 10.3 million shares (fair value of approximately $277 million representing 4.0% of U.S. Plan assets) at December 31, 2004 and approximately 10.3 million shares (fair value of approximately $364 million representing 5.5% of U.S. Plan assets) at December 31, 2003 of our common stock. The plans received approximately $7 million in dividends on these shares in 2004 and approximately $6 million in dividends on these shares in 2003.

F. Cash Flows

It is our practice to fund amounts for our qualified pension plans at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws. Liabilities for amounts in excess of these funding levels are included in our consolidated balance sheet.

The following table presents expected cash flow information:

FOR THE YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	U.S. QUALIFIED PENSION PLANS	INTERNATIONAL PENSION PLANS	POST-RETIREMENT BENEFITS
Employer Contributions:			
2005 (estimated)	$ 4	$ 342	$146
Expected Benefit Payments:			
2005	$ 289	$ 252	$146
2006	296	257	138
2007	313	270	141
2008	336	289	142
2009	364	323	144
2010 — 2014	2,371	1,773	685

Employer contributions for U.S. supplemental (non-qualified) pension plans for 2005 are estimated to be $94 million with expected benefit payments for 2005 through 2009 are estimated to be $93 million, $79 million, $68 million, $77 million and $64 million, respectively, and for 2010 through 2014 totaling $374 million.

The table reflects the total U.S. plan benefits projected to be paid from the plans or from the Company's general assets under the current actuarial assumptions used for the calculation of the projected benefit obligation and therefore, actual benefit payments may differ from projected benefit payments. Expected benefit payments for our postretirement plans reflect the adoption of FSP 106-2.

G. Defined Contribution Plans

We have savings and investment plans in several countries including the U.S., Puerto Rico and Japan. For the U.S. and Puerto Rico plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, largely in company stock, a portion of the employee contributions. The contribution and match for legacy Pfizer U.S. participants are held in an employee stock ownership plan that was adopted in 2002. We recorded charges related to our plans of $313 million in 2004, $180 million in 2003 and $139 million in 2002.

13. Equity and Stock Plans

A. Common Stock

We continue to purchase our common stock via open market purchases or in privately negotiated transactions as circumstances and prices warrant. Purchased shares under each of the share-purchase programs, which are authorized by our board of directors, are available for general corporate purposes.

A summary of common stock purchases follows:

(MILLIONS OF SHARES AND DOLLARS EXCEPT PER SHARE DATA)	SHARES OF COMMON STOCK PURCHASED	AVERAGE PER-SHARE PRICE PAID	TOTAL COST OF COMMON STOCK PURCHASED
2004:			
October 2004 program[(a)]	63	$26.79	$ 1,696
December 2003 program[(b)]	145	$34.14	4,963
Total	**208**		**$ 6,659**
2003:			
December 2003 program[(b)]	1	$34.57	$ 37
June 2002 program[(c)]	406	$31.99	13,000
Total	407		$13,037
2002:			
June 2002 program[(c)]	102	$29.41	$ 3,000
June 2001 program[(d)]	51	$38.87	1,996
Total	153		$ 4,996

[(a)] In October 2004, we announced a new $5 billion share-purchase program, which we expect to be completed by the end of 2005.

[(b)] In December 2003, we announced a $5 billion share-purchase program, which we completed in October 2004.

[(c)] In July 2002, we announced a $16 billion share-purchase program (increased from the initial $10 billion in June 2002), which we completed in November 2003.

[(d)] In May 2002, we completed the share-purchase program authorized in June 2001. In total, under the June 2001 program, we purchased 120 million shares at a total cost of approximately $4.8 billion.

B. Preferred Stock

In connection with our acquisition of Pharmacia in 2003, we issued a newly created class of Series A convertible perpetual preferred stock (7,500 shares designated) in exchange for and with rights substantially similar to Pharmacia's Series C convertible perpetual preferred stock. The Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan ("Preferred ESOP") Trust and provides dividends at the rate of 6.25% which are accumulated and paid quarterly. The per-share stated value is $40,300 and the preferred stock ranks senior to our common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 2,574.87 shares of our common stock with equal voting rights. The Company may redeem the preferred stock, at any time or upon termination of the Preferred ESOP, at its option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share.

C. Employee Stock Ownership Plans

In connection with our acquisition of Pharmacia, we assumed two employee stock ownership plans (collectively the "ESOPs"), a Preferred ESOP and another that held Pharmacia common stock that upon acquisition was exchanged for the common stock of the

Company ("Common ESOP"). A portion of the matching contributions for legacy Pharmacia U.S. savings plan participants is funded through the ESOPs.

Legacy Pharmacia guaranteed two notes relating to the ESOPs for original principal amounts of $275 million (9.79%) and $80 million (8.13%). These guarantees continued after Pfizer's acquisition of Pharmacia. At December 31, 2004, the balance of the two notes was $4 million of which $2 million was classified as current. Compensation expense related to the ESOPs totaled approximately $45 million in 2004 and $37 million in 2003. The Preferred ESOP has access to up to $95 million in financing at the rate of 7.00% per annum of which $22.million was utilized prior to our acquisition of Pharmacia.

Allocated shares held by the Common ESOP are considered outstanding for the earnings per share (EPS) calculations and the eventual conversion of allocated preferred shares held by the Preferred ESOP is assumed in the diluted EPS calculation. At December 31, 2004, the Preferred ESOP held preferred shares convertible into approximately 12 million shares of our common stock and the Common ESOP held approximately 1 million shares. The value of the shares held in the Preferred ESOP at December 31, 2004 was approximately $193 million.

D. Employee Benefit Trust

The Pfizer Inc Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holdings of Pfizer Inc stock. The consolidated balance sheet reflects the fair value of the shares owned by the EBT as a reduction of *Shareholders' equity.*

E. Stock Option and Performance Unit Awards

In the past, we had various employee stock and incentive plans under which stock options, performance units and other stock awards were granted. The Company's shareholders approved the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 22, 2004 and, effective upon that approval, new stock option and other equity awards may be granted only under the 2004 Stock Plan. Stock options and other equity awards that were granted under the prior plans and were outstanding on April 22, 2004 will continue in the future in accordance with the terms of the respective plans and grants.

We may grant stock options to employees, including officers. Options are exercisable after five years or less, subject to continuous employment and certain other conditions, and generally expire 10 years after the grant date. Once options are exercisable, the employee can purchase shares of our common stock at the market price on the date we granted the option. Former Pharmacia plans provided that, in the event of a change in control of Pharmacia, stock options already granted became immediately exercisable.

The following shares (in thousands) were available for award at:

- December 31, 2004 487,993
- December 31, 2003 152,173
- December 31, 2002 178,626

The table below summarizes information concerning options outstanding under the plans at December 31, 2004:

(THOUSANDS OF SHARES)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/04	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE (TOTAL OPTIONS)	NUMBER EXERCISABLE AT 12/31/04	WEIGHTED AVERAGE EXERCISE PRICE (EXERCISABLE OPTIONS)
$ 0 – $19.99	79,400	1.9	$13.77	79,400	$13.77
20 – 29.99	129,968	6.8	27.90	67,422	26.57
30 – 34.99	112,002	5.6	32.66	92,584	32.97
35 – 39.99	131,928	7.4	36.61	44,453	35.54
40 – 41.99	62,739	7.2	41.30	1,237	41.17
42 – 44.99	54,782	4.3	42.07	54,731	42.07
over 45	64,320	6.1	45.40	61,395	45.40
Total	**635,139**			**401,222**	

The following table summarizes the activity for the plans:

(THOUSANDS OF SHARES)	UNDER OPTION SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
Balance January 1, 2002	413,923	$28.05
Granted	73,874	41.30
Exercised	(43,135)	14.26
Cancelled	(12,681)	36.33
Balance December 31, 2002	431,981	31.45
Pharmacia option exchange	180,068	28.84
Granted	102,027	29.78
Exercised	(57,237)	18.24
Cancelled	(38,243)	35.89
Balance December 31, 2003	618,596	31.36
Granted	91,697	37.10
Exercised	(55,932)	18.29
Cancelled	(19,222)	39.24
Balance December 31, 2004	**635,139**	**$33.10**

The tax benefits related to certain stock option transactions were $261 million in 2004 and $238 million in each of 2003 and 2002.

The weighted average fair value per stock option granted was $6.88 for 2004, $7.35 for 2003 and $12.58 for 2002. We estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the assumptions below. In the first quarter of 2004, we changed our method of estimating expected stock price volatility to reflect market-based inputs under emerging stock option valuation considerations.

	2004	2003	2002
Expected dividend yield	**2.90%**	3.15%	1.90%
Risk-free interest rate	**3.32%**	2.75%	4.35%
Expected stock price volatility	**22.15%**	33.05%	32.41%
Expected term until exercise (years)	**5.75**	5.58	5.30

In 2001, our shareholders approved a Performance-Contingent Share Award Plan (the 2001 Plan) allowing a maximum of 12.5 million shares to be awarded. The Plan replaced the Performance-Contingent Share Award Program (the 1993 Program) that was established and became effective in 1993 to provide executives and other key employees the right to earn common stock awards. Similar to the 1993 Program, determination of award payouts under the 2001 Plan is made after the performance period ends, based upon specific performance criteria. The performance period for the 1993 Program and the 2001 Plan typically covers five years; however, in certain limited circumstances two, three and four year performance periods were permitted. Awards for performance periods beginning prior to January 1, 2002 are made under the 1993 Program. Awards for performance periods beginning between January 1, 2002 and December 31, 2004 are made under the 2001 Plan. Under the 1993 Program, up to 120 million shares could have been awarded; however, since awards for performance periods beginning on January 1, 2002 through December 31, 2004 are made under the 2001 Plan, no further performance periods will begin under the 1993 Program.

The actual number of shares awarded and pending under the 1993 Program, through December 31, 2004, is 15 million shares. At December 31, 2004, participants had the right to earn up to 4.1 million shares under the 1993 Program and the Stock and Incentive Plan, and up to 11.7 million shares under the 2001 Plan. Based on the Company achieving performance criteria relating to the 1993 Program and the Stock and Incentive Plan, we awarded approximately 0.6 million shares in 2004, approximately 1.4 million shares in 2003 and approximately 2.0 million shares in 2002. We awarded less than 0.1 million shares under the 2001 Plan as of December 31, 2004. Compensation expense relating to the awards totaled approximately $42 million in 2004, $41 million in 2003 and $36 million in 2002.

We entered into forward-purchase contracts that offset the potential impact on net income of our liability under the 1993 Program and the 2001 Plan. At settlement date we will, at the option of the counterparty to each of the contracts, either receive our own stock or settle the contracts for cash. At December 31, 2004 and 2003, forward-purchase contracts for 3,051 shares (in thousands) at $33.84 per share were outstanding and had a maximum maturity of 0.4 years.

The financial statements include the following items related to these contracts:

Prepaid expenses and taxes includes:

- fair value of these contracts

Other (income)/deductions — net includes:

- changes in the fair value of these contracts

14. Earnings Per Common Share

Basic and diluted earnings per common share were computed using the following common share data:

(MILLIONS)	2004	2003	2002
EPS Numerator — Basic:			
Income from continuing operations before cumulative effect of change in accounting principles	**$11,332**	$1,629	$9,161
Less: Preferred stock dividends — net of tax	**4**	4	—
Income available to common shareholders from continuing operations before cumulative effect of change in accounting principles	**11,328**	1,625	9,161
Discontinued operations:			
Income/(loss) from operations of discontinued businesses and product lines — net of tax	**(22)**	26	298
Gains on sales of discontinued businesses and product lines — net of tax	**51**	2,285	77
Discontinued operations — net of tax	**29**	2,311	375
Income available to common shareholders before cumulative effect of change in accounting principles	**11,357**	3,936	9,536
Cumulative effect of change in accounting principles — net of tax	**—**	(30)	(410)
Net income available to common shareholders	**$11,357**	$3,906	$9,126
EPS Denominator — Basic:			
Weighted average number of common shares outstanding	**7,531**	7,213	6,156
EPS Numerator — Diluted:			
Income from continuing operations before cumulative effect of change in accounting principles	**$11,332**	$1,629	$9,161
Less: ESOP contribution — net of tax	**5**	3	—
Income available to common shareholders from continuing operations before cumulative effect of change in accounting principles	**11,327**	1,626	9,161
Discontinued operations:			
Income/(loss) from operations of discontinued businesses and product lines — net of tax	**(22)**	26	298
Gains on sales of discontinued businesses and product lines — net of tax	**51**	2,285	77
Discontinued operations — net of tax	**29**	2,311	375
Income available to common shareholders before cumulative effect of change in accounting principles	**11,356**	3,937	9,536
Cumulative effect of change in accounting principles — net of tax	**—**	(30)	(410)
Net income available to common shareholders	**$11,356**	$3,907	$9,126
EPS Denominator — Diluted:			
Weighted-average number of common shares outstanding	**7,531**	7,213	6,156
Common share equivalents — stock options, stock issuable under employee compensation plans and convertible preferred stock	**83**	73	85
Weighted-average number of common shares outstanding and common share equivalents	**7,614**	7,286	6,241

Stock options and stock issuable under employee compensation plans representing equivalents of 359 million shares of common stock during 2004, 331 million shares of common stock during 2003 and 244 million shares of common stock during 2002 had exercise prices greater than the annual average market price of Pfizer common stock. These common stock equivalents were outstanding during 2004, 2003 and 2002, but were not included in the computation of diluted earnings per common share for those years because their inclusion would have had an anti-dilutive effect.

15. Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $708 million in 2004, $634 million in 2003 and $341 million in 2002. This table shows future minimum rental commitments under noncancellable operating leases at December 31 for the following years:

(MILLIONS OF DOLLARS)	2005	2006	2007	2008	2009	AFTER 2009
Lease commitments	$251	$240	$218	$165	$150	$575

16. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. The cost of insurance has risen substantially and the availability of insurance has become more restrictive. Thus, depending upon the cost of insurance and the nature of the risk involved, the amount of self-insurance may be significant. We consider the impact of these changes as we assess our future insurance needs. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our results of operations in any particular period (see Note 17, *Legal Proceedings and Contingencies*).

17. Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position.

We record accruals for such contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Note 1B, *Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which we are a party are the following:

A. Patent Matters

We are involved in a number of patent suits, the majority of which involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Pending suits include generic challenges to patents covering, among other products, amlodipine (Norvasc), gabapentin (Neurontin), atorvastatin (Lipitor), latanoprost (Xalatan), tolterodine (Detrol), celecoxib (Celebrex) and quinapril (Accupril). Also, counterclaims in these suits as well as various independent actions in connection with gabapentin (Neurontin) have been filed claiming that our assertions of or attempts to enforce our patent rights constitute unfair competition and/or violations of the antitrust laws. In addition to the challenges to the U.S. patents on a number of our products that are discussed below, we note that the patent rights to certain of our products, including without limitation Lipitor, are being challenged in various other countries.

Norvasc (amlodipine)

Between 2002 and January 2005, we brought patent infringement suits in various federal courts against several manufacturers that have filed abbreviated new drug applications with the FDA seeking to market a generic version of amlodipine besylate, which is the salt form contained in Norvasc. Certain of these cases are expected to go to trial this year.

Neurontin (gabapentin)

In 2000, 2001 and 2003, Warner-Lambert brought patent infringement suits in various federal courts against several generic manufacturers that have filed abbreviated new drug applications with the FDA asserting the invalidity and non-infringement of our gabapentin (Neurontin) low-lactam patent. These suits have been consolidated for pre-trial purposes in the U.S. District Court for the District of New Jersey. The generic manufacturers that are defendants in these suits include, among others, Ivax Corporation (Ivax), Alpharma Inc. (Alpharma) and Teva Pharmaceutical

Industries Ltd. (Teva). The defendants have filed various summary judgment motions asserting invalidity and non-infringement on a number of grounds, and responses have been filed. Counterclaims in these suits as well as various independent actions have been filed claiming that our assertions of or attempts to enforce rights under our patents for gabapentin constitute unfair competition and/or violations of the antitrust laws. These counterclaims and independent actions have been consolidated in the same federal court and stayed pending the outcome of our patent infringement suits.

The 30-month stay of FDA approval triggered by our infringement suits has expired. The FDA has granted final approval and awarded 180 days of marketing exclusivity (i) to Ivax for its generic gabapentin product, which is not AB-rated (i.e., is not allowed to be directly substituted for Neurontin in most states), and (ii) to Alpharma for its generic gabapentin product, which is AB-rated (i.e., is allowed to be directly substituted for Neurontin). After the U.S. District Court for the District of New Jersey denied our requests for temporary restraining orders against Ivax and Alpharma, respectively, Ivax launched its generic gabapentin product in August 2004 and Alpharma launched its generic gabapentin product in October 2004. At Alpharma's request, the FDA also granted final approval to Teva to market its AB-rated generic gabapentin product, and Teva launched its product. In October 2004, the U.S. District Court for the District of New Jersey denied our motion for a preliminary injunction against Alpharma. Various other generic manufacturers have received tentative approval from the FDA, which allows them to market their generic gabapentin products following the expiration of the respective 180-day marketing exclusivity periods granted to Ivax and Alpharma.

We are aggressively pursuing our patent infringement suits against the generic manufacturers. If the court ultimately determines that the generic manufacturers have infringed our patent, we will pursue all available remedies, including damages based on our lost profits.

In response to the launches by Alpharma and Teva and following the denial of our request for a temporary restraining order against Alpharma, Greenstone Ltd., a wholly owned subsidiary of Pfizer, launched a generic version of Neurontin in October 2004. Teva brought an action against Pfizer, Greenstone and the FDA in the U.S. District Court for the District of Columbia challenging the launch by Greenstone. In October 2004, the court declined to grant preliminary injunctive relief against Greenstone.

Lipitor (atorvastatin)

A generic manufacturer filed an abbreviated new drug application with the FDA for atorvastatin (Lipitor) in 2002 and amended the application in early 2003 to allege that its product would not infringe our basic product patent for atorvastatin. Shortly thereafter, the generic manufacturer also asserted that our patent covering the active enantiomeric form of the drug is invalid. In 2003, we filed suits in the U.S. District Court for the District of Delaware against the generic manufacturer for infringement of both our basic product patent and our patent covering the active enantiomeric form of the drug. The trial of this matter was held in late 2004. A decision is expected later this year, following the submission of post-trial briefs. Our basic product patent, including the additional six-month pediatric exclusivity period, expires in 2010. Our enantiomer patent, including the six-month pediatric exclusivity period, provides one additional year of protection, expiring in 2011.

Xalatan (latanoprost)

In November 2001, a generic manufacturer notified Pharmacia that it had filed an abbreviated new drug application with the FDA seeking approval to market a product containing latanoprost, which Pharmacia markets as Xalatan. In December 2001, Pharmacia filed suit against the generic manufacturer in the U.S. District Court for the District of New Jersey alleging infringement of various patents relating to latanoprost that are held by or licensed to Pharmacia. The generic manufacturer admitted infringement but claimed that these patents are invalid and unenforceable.

On July 6, 2004, the court held that two of the three patents in suit are valid, infringed and enforceable, and it issued an injunction blocking sale of the generic product until the expiration of the later-expiring patent in March 2011. The generic manufacturer has appealed the decision with respect to these two patents.

The third patent, which also expires in March 2011, was held unenforceable. We have appealed the decision with respect to the third patent. However, even if we do not prevail as to that patent, generic lantanoprost cannot be sold until March 2011 by virtue of the District Court's ruling with regard to the enforceability of the other two patents.

Detrol (tolterodine)

In February 2004, a generic manufacturer notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market tolterodine (Detrol). We filed a patent infringement suit against the generic manufacturer in the U.S. District Court for the District of New Jersey in March 2004.

Celebrex, Bextra (celecoxib, valdecoxib)

In 2000, the University of Rochester filed a patent infringement action against Pfizer and Pharmacia in the U.S. District Court for the Western District of New York alleging that sales of Celebrex infringe the broad method of use claims of the University's patent. The suit also alleged infringement by Bextra. In 2003, the court granted our motion for summary judgment, and the University appealed that decision. In February 2004, the U.S. Court of Appeals for the Federal Circuit affirmed the District Court's grant of summary judgment in our favor, and in July 2004 the Federal Circuit denied the University's request for a rehearing en banc. In November 2004, the University's petition for certiorari requesting that the United States Supreme Court hear an appeal of the action was denied.

In January 2004, a generic manufacturer notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a product containing celecoxib and asserting the non-infringement and invalidity of our patents relating to celecoxib. In February 2004, we filed suit against the generic manufacturer in the U.S. District Court for the District of New Jersey asserting infringement of our patents relating to celecoxib.

Accupril (quinapril)

As previously reported, the U.S. District Court for the District of New Jersey issued an injunction blocking approval by the FDA of Teva's abbreviated new drug application for quinapril (Accupril) until February 2007. Although Teva appealed the decision, it has waived the 180-day marketing exclusivity period, and the abbreviated new drug applications for generic quinapril of certain other generic manufacturers have been approved by the FDA. In late 2004, these other generic manufacturers, as well as Teva pursuant to an agreement with one of these other generic manufacturers, began marketing generic quinapril products. Accordingly, Accupril faces generic competition regardless of the outcome of Teva's appeal.

PDE5 Inhibitors for the Treatment of Male Erectile Dysfunction

In October 2002, we were granted a broad patent, which expires in 2019, covering the use of orally-effective PDE5 inhibitors for the treatment of male erectile dysfunction. At that time, we brought suit in the U.S. District Court for the District of Delaware against the manufacturers of competing PDE5 inhibitors for infringement of this patent. In October 2003, we received notice that the U.S. Patent and Trademark Office has initiated a reexamination of this patent. In November 2003, our suits against competing PDE5 inhibitor manufacturers were stayed pending the completion of the patent reexamination. In December 2004, our suit against the manufacturers of one competing product was resolved through cross-licensing arrangements. Subject to the stay, we continue to pursue our suit against the manufacturers of another competing product.

The Patent and Trademark Office reexamination with regard to this use patent and our suit against the manufacturers of a competing PDE5 inhibitor do not involve and will have no effect on our basic product patent for Viagra, which expires in 2012.

B. Product Liability Matters

Rezulin

Rezulin was a medication that treated insulin resistance and was effective for many patients whose diabetes had not been controlled with other medications. Rezulin was voluntarily withdrawn by Warner-Lambert in March 2000 following approval of two newer medications, which the FDA considered to have similar efficacy and fewer side effects.

We are defendants in a number of suits, including purported class actions, relating to Rezulin that seek relief other than damages for alleged personal injury. These suits are not covered by the charge to earnings that we took in 2003 in connection with all known personal injury cases and claims relating to Rezulin. Motions to certify statewide classes of allegedly injured Rezulin users or purchasers have been denied by state courts in California and Texas and granted by state courts in Illinois and West Virginia. In the Illinois action, a state court in Madison County certified a statewide class of all Rezulin users seeking economic damages relating to their purchases of Rezulin, and we entered into a contingent agreement to settle the action. Following a fairness hearing, the court approved the settlement on December 2, 2004.

In April 2001, Louisiana Health Service Indemnity Company and Eastern States Health and Welfare Fund filed a consolidated complaint against Warner-Lambert in the U.S. District Court for the Southern District of New York purportedly on behalf of a class consisting of all health benefit providers that paid for or reimbursed patients for the purchase of Rezulin between February 1997 and April 2001. The action seeks to recover amounts paid for Rezulin by the health benefit providers on behalf of their plan participants during the specified period. In October 2001, the District Court dismissed the complaint. In April 2003, the U.S. Court of Appeals for the Second Circuit reversed the dismissal order and reinstated the action. The Second Circuit made no determination on the merits of the plaintiffs' claims or on whether the claims may proceed as a class action.

Asbestos

- Quigley

Quigley Company, Inc. (Quigley), a wholly owned subsidiary, was acquired by Pfizer in 1968 and sold small amounts of products containing asbestos until the early 1970s. In September 2004, Pfizer and Quigley took steps which, if approved by the courts and claimants, will resolve all pending and future claims against Pfizer and Quigley in which the claimants allege personal injury from exposure to Quigley products containing asbestos, silica or mixed dust. We took a charge of $369 million before-tax ($229 million after-tax) to third quarter 2004 earnings in connection with these matters that is included in *Other (income)/deductions—net.*

In September 2004, Quigley filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. bankruptcy code. Quigley will file a reorganization plan in the Bankruptcy Court that must be approved by both the Bankruptcy Court and the U.S. District Court for the Southern District of New York after receipt of the vote of 75 percent of the claimants. In connection with that filing, Pfizer entered into settlement agreements with lawyers representing more than 80 percent of the individuals with claims related to Quigley products against Quigley and Pfizer that provide for a total of $430 million in payments, of which $215 million will be paid upon the earlier of court confirmation of the reorganization plan or December 31, 2005. The reorganization plan, the approval of which is considered probable, will establish a Trust for the payment of all remaining pending claims as well as any future claims alleging injury from exposure to Quigley products. Pfizer will contribute $405 million to the Trust through a note, which has a present value of $172 million, as well as approximately $100 million in insurance, and will forgive a $30 million loan to Quigley. If approved by the courts and the claimants, the reorganization plan will result in a permanent injunction directing all future claims alleging personal injury from exposure to Quigley products to the Trust.

In a separately negotiated transaction with an insurance company, we agreed to a settlement related to certain insurance coverage which provides for the payment to us over 10 years of an amount with a present value of $263 million.

- Other Matters

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2004, approximately 144,400 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged personal injury from exposure to asbestos and other allegedly hazardous materials. We are actively engaged in defending, and will continue to explore various means to resolve, these claims. Several of the insurance carriers that provided coverage for the American Optical asbestos and other claims have denied coverage. We believe that these carriers' position is without merit and have initiated legal proceedings against such carriers. Separately, there is a small number of lawsuits pending against Pfizer in various federal and state courts seeking damages for alleged personal injury from exposure to products containing asbestos and other allegedly hazardous materials sold by Gibsonburg Lime Products Company, which was acquired by Pfizer in the 1960s and which sold small amounts of products containing asbestos until the early 1970s. There also is a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Lipitor

In July and August 2004, actions were filed against Pfizer in various federal courts purportedly on behalf of nationwide classes and a California statewide class consisting of persons who have purchased or used Lipitor. Plaintiffs sought damages for personal injury, medical monitoring and a refund of amounts paid for Lipitor. In January 2005, the California federal action was dismissed voluntarily, and the plaintiff filed a purported California statewide class action in state court in California. In February 2005, all of these federal and state purported class actions were dismissed voluntarily. Separately, we are defending several individual actions that allege personal injury from the use of Lipitor.

Hormone-Replacement Therapy

Pfizer Inc., Pharmacia Corporation (a direct, wholly owned subsidiary of Pfizer Inc.) and Pharmacia & Upjohn, Inc. and Greenstone Ltd. (indirect, wholly owned subsidiaries of Pfizer Inc.), along with several other pharmaceutical manufacturers, have been named as defendants in a number of lawsuits, including purported nationwide and certain statewide class actions, in various federal and state courts alleging personal injury resulting from the use of certain estrogen and progestin medications prescribed for women to treat the symptoms of menopause. The federal court cases have been transferred to the U.S. District Court for the Eastern District of Arkansas for consolidated pre-trial proceedings. Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, stroke and heart disease. All of the suits are in preliminary stages. The cases against Pfizer, Pharmacia, Pharmacia & Upjohn and Greenstone involve the products femhrt (which Pfizer divested in 2003), Provera, Ogen, Depo-Estradiol and Activella, all of which remain approved by the FDA for use in the treatment of menopause.

C. Commercial Matters

Neurontin

A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging claims arising from the promotion and sale of Neurontin. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes consisting of persons, including individuals, health insurers, employee benefit plans and other third-party payors, who purchased or reimbursed patients for the purchase of Neurontin that allegedly was used for indications other than those approved by the FDA. In October 2004, many of the suits, including individual actions as well as purported class actions, pending in federal courts were transferred to the U.S. District Court for the District of Massachusetts for consolidated pre-trial proceedings. Purported class actions also have been filed against us in Canada alleging claims arising from the promotion and sale of Neurontin. Separately, we are defending a number of product liability claims and lawsuits alleging injury from ingesting Neurontin.

Zoloft

In July 2004, a purported representative action on behalf of all California residents who have used Zoloft as well as the general public was filed against the Company in Los Angeles Superior Court. The plaintiff alleges that the Company engaged in various practices relating to Zoloft in violation of California law, including false and misleading advertising and marketing, and seeks restitution, disgorgement of profits and injunctive relief. In a related matter, in July 2004 we received a notice, from the same law firm involved in the purported representative action, alleging violations of the California Consumers Legal Remedies Act resulting from the Company's alleged failure to adequately warn California consumers of the alleged risk of reactions upon discontinuation of Zoloft treatment or reduction in Zoloft dosage. The notice demanded that the Company cease disseminating certain promotional materials and make restitution in an unspecified amount. Separately, we are defending a number of product liability actions that allege injury caused by the use of Zoloft.

Average Wholesale Price Litigation

A number of states and counties have sued Pharmacia, Pfizer and other pharmaceutical manufacturers alleging that they sold certain products at prices lower than the published average wholesale price (AWP). The AWP is used to determine reimbursement levels under Medicare Part B and under many private-sector insurance policies and medical plans. Several of the suits also allege that Pharmacia and/or Pfizer did not report to the states its best price for certain products under the Medicaid program. Each of these suits alleges, among other things, deceptive trade practices and fraud and seeks monetary and other relief, including civil penalties and treble damages.

In addition, Pharmacia, Pfizer and other pharmaceutical manufacturers are defendants in a number of purported class action suits in various federal and state courts brought by employee benefit plans and self-styled public interest groups that state claims similar to those in the state and county actions. These suits allege, among other things, fraud, unfair competition and unfair trade practices and seek monetary and other relief, including civil penalties and treble damages.

All of these state, county and purported class action suits were transferred to the U.S. District Court for the District of Massachusetts for consolidated pre-trial proceedings. Certain of the state suits and one of the private suits have been remanded to their respective state courts. Motions to dismiss or comparable motions challenging the pleadings have been made in each of these state, county and purported class action suits. Such motions have been granted in one case and denied in whole or in part in all of the other actions in which such motions have been decided to date, including the consolidated proceeding in Massachusetts.

The court in the consolidated proceeding in Massachusetts has established "fast" and "regular" tracks for discovery and motion practice. Pfizer and Pharmacia are in the "regular track", in which discovery and motion practice will proceed more slowly than in the "fast track".

Qui Tam Action Relating to Manufacturing Practices

Pfizer, Pharmacia and other pharmaceutical companies were named in a *qui tam* ("whistleblower") action that was filed in the U.S. District Court for the Northern District of Texas in June 2001 but not served on Pfizer and Pharmacia until 2003. The complaint alleged that the defendants generally failed to comply with good manufacturing practices mandated by the FDA, that as a consequence their products sold to or reimbursed by the federal government were adulterated and/or misbranded, and that the federal government was entitled to refunds of purchase prices paid. In January 2005, the court granted defendants' consolidated motion to dismiss with prejudice plaintiff's amended complaint.

D. Celebrex and Bextra Matters

In 2003, several purported class action complaints were filed in the U.S. District Court for the District of New Jersey by persons who claim to have been purchasers of publicly traded securities of Pharmacia during the period from April 17, 2000 through August 22, 2001 (the Purported Class Period). Named as defendants in the actions are Pharmacia, Pfizer and certain former officers of Pharmacia. The complaints allege that the defendants violated federal securities laws by misrepresenting the data from a study concerning the gastrointestinal effects of Celebrex. These cases have been consolidated for pre-trial purposes. Plaintiffs purport to represent a class of all persons who purchased Pharmacia securities during the Purported Class Period and were damaged as a result of the decline in the price of Pharmacia's securities allegedly attributable to the misrepresentations. Plaintiffs seek damages in an unspecified amount.

As previously reported, Pfizer is a defendant in a number of product liability suits in various federal and state courts alleging injury as a result of the use of Celebrex, including a purported class action filed in 2001 in the U.S. District Court for the Eastern District of New York. Additional suits, including purported class actions, alleging injury as the result of the use of Celebrex and Bextra have been filed in late 2004 and early 2005.

A number of purported class actions recently have been filed against Pfizer in the U.S. and in Canada alleging consumer fraud as the result of false advertising of Celebrex and Bextra and the withholding of information from the public regarding the alleged safety risks associated with Celebrex and Bextra. The plaintiffs seek damages in unspecified amounts for economic loss.

As previously reported, we received requests for information and documents from the U.S. Department of Justice and a group of state attorneys general concerning the marketing of Bextra and Celebrex. The Department of Justice and the attorney general group have also recently sought information and documents relating to the safety of both products.

Recently, a number of actions, including purported class actions, were filed against Pfizer, Pharmacia and certain current and former officers, directors and employees of Pfizer and Pharmacia. These actions were brought in various federal and state courts, with the largest number being filed in the U.S. District Court for the Southern District of New York. These actions include: (i) several class action complaints alleging that Pfizer and certain officers of Pfizer violated federal securities laws by misrepresenting the safety of Celebrex and Bextra; (ii) several shareholder derivative actions alleging that certain of Pfizer's current and former officers and directors breached fiduciary duties by causing Pfizer to misrepresent the safety of Celebrex and, in certain of the cases, Bextra; and (iii) several purported class actions filed by persons who claim to be participants in the Pfizer or Pharmacia Savings Plan alleging that Pfizer and certain officers, directors and employees of Pfizer or, where applicable, Pharmacia and certain former officers, directors and employees of Pharmacia, violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option.

E. Other Matters

Monsanto-Related Matters

In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn to form Pharmacia Corporation (Pharmacia). Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is now a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto is defending and indemnifying Pharmacia for various claims and litigation arising out of or related to the agricultural business.

In connection with its spin-off in 1997, Solutia assumed liabilities related to Former Monsanto's chemical businesses. As a result, while Pharmacia remains a defendant in various legal proceedings involving Former Monsanto's chemical businesses, Solutia manages the litigation and is responsible for all costs and expenses and any judgment or settlement amounts. In addition, in connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including any such liabilities that Solutia assumed to the extent that Solutia fails to pay or discharge them.

In December 2003, Solutia filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. bankruptcy code. Solutia has asked the Bankruptcy Court to relieve it from liabilities related to Former Monsanto's chemical businesses that were assumed by Solutia in 1997. Should the Bankruptcy Court grant such relief, New Monsanto would be responsible for such liabilities under its indemnification agreement with Pharmacia. Solutia also has filed a motion with the Bankruptcy Court seeking to reject its contractual indemnity and other obligations to Pharmacia. If approved by the Bankruptcy Court, rejection will result in a breach of these obligations and substantial damage claims against Solutia. The Bankruptcy Court has stayed the motion to reject. In the event that Solutia is permitted to prosecute the motion, Pharmacia and New Monsanto will oppose it. If the motion is granted, New Monsanto will continue to be liable to indemnify Pharmacia for any obligations that Solutia fails to perform.

In December 2003, Solutia filed an action, also in the U.S. Bankruptcy Court for the Southern District of New York, seeking a determination that Pharmacia rather than Solutia is responsible for an estimated $475 million in health care benefits for certain Solutia retirees. A similar action was filed in May 2004 in the same Bankruptcy Court against Pharmacia and New Monsanto by a committee appointed to represent Solutia retirees in the Bankruptcy Court proceedings. The parties have agreed to a standstill of these actions. In the event that the standstill terminates, Pharmacia and New Monsanto will vigorously defend these actions. Under its indemnification agreement with Pharmacia, New Monsanto will be responsible for the costs and expenses and any judgment or settlement amounts in these actions.

Investigation Relating to Genotropin

In late 2003, we received a request for information and documents from the U.S. Department of Justice concerning the marketing of Genotropin as well as certain managed care payments.

Attorneys General Requests for Documents

We received a letter from the Office of the Attorney General of the State of New York in 2004 requesting documents and information concerning clinical trials of certain of our pharmaceutical products for indications other than those approved by the FDA and concerning possible promotion of those products for such indications. We also received a letter from the Office of the Attorney General of the State of Connecticut in 2004 requesting similar materials concerning Zoloft.

Foreign Sales Activities in Croatia

The Company has voluntarily provided the U.S. Department of Justice and the Securities and Exchange Commission with information regarding an internal investigation that the Company is conducting of certain potentially improper payments made in connection with foreign sales activities in Croatia.

Importation Cases

In 2004, a number of purported class actions were filed in the U.S. District Court for the District of Minnesota alleging that Pfizer and several other pharmaceutical manufacturers violated federal and state civil antitrust laws by conspiring to prevent the importation of brand-name prescription drugs from Canada. These suits all have been consolidated into a single action, which seeks to represent a nationwide class consisting of all persons who purchased or reimbursed patients for the purchase of prescription drugs manufactured and marketed by defendants that also are available in Canada. Plaintiffs claim that, as a result of the alleged conspiracy, U.S. prices for defendants' prescription drugs are higher than they otherwise would be. Plaintiffs seek monetary relief, including treble damages and a refund of the allegedly unlawful profits received by defendants, and injunctive relief. In addition, in 2004, a number of independent pharmacists in California filed an action in California Superior Court, Alameda County, against Pfizer and several other pharmaceutical manufacturers that asserts claims under California antitrust and unfair business practices laws that are similar to those alleged in the Minnesota action.

Environmental Matters

In April 2004, we received a letter from the Nebraska Department of Environmental Quality (NDEQ) proposing a civil penalty in the amount of three hundred fifty thousand dollars to settle certain alleged violations of Nebraska's hazardous waste regulations at our Lincoln, Nebraska manufacturing facility. We responded to the NDEQ, and the Nebraska Attorney General's Office, acting on behalf of the NDEQ, has offered to reduce the proposed penalty. We are in discussions with the Attorney General's Office to resolve this matter. The Notices of Violation, which arose out of a voluntary self-disclosure that we made to the NDEQ in 2003, relate to the alleged improper disposal of a small amount of hazardous waste during the period 1997-2003. Corrective actions have been developed and implemented.

We will be required to submit a corrective measures study report to the U.S. Environmental Protection Agency with regard to Pharmacia's discontinued industrial chemical facility in North Haven, Connecticut.

We are a party to a number of other proceedings brought under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, (CERCLA or Superfund) and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

F. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and at December 31, 2004, recorded amounts for the estimated fair value of these indemnifications are not material.

18. Segment, Geographic and Revenue Information

Business Segments

We operate in the following business segments:

- Human Health
  - The human health segment, which represents our pharmaceutical business, includes treatments for cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye disease, endocrine disorders and allergies.
- Consumer Healthcare
  - The consumer healthcare segment includes self-medications for oral care, upper respiratory health, tobacco dependence, gastrointestinal health, skin care, eye care and hair growth.
- Animal Health
  - The animal health segment includes treatments for diseases in livestock and companion animals.

We operate several other businesses, including the manufacture of empty soft-gelatin capsules, contract manufacturing and bulk pharmaceutical chemicals. Due to the size of these businesses, they are grouped into the "Corporate/Other" category.

For our reportable operating segments (i.e., Human Health, Consumer Healthcare, Animal Health), segment profit/(loss) is measured based on income from continuing operations before provision for taxes on income, minority interests and the cumulative effect of change in accounting principles and before certain costs, such as significant impacts of purchase accounting for acquisitions and merger-related costs. This methodology is utilized by management to evaluate each business.

Certain income/(expense) items that are excluded from the operating segment's profit/(loss) are considered corporate items and are included in *Corporate/Other*. These items include interest income/(expense), corporate expenses (e.g., corporate administration costs), other income/(expense) items (e.g., realized gains and losses attributable to our investments in debt and equity securities), certain performance-based compensation expenses not allocated to the business segments, significant impacts of purchase accounting for acquisitions, certain milestone payments, merger-related costs and intangible asset impairments.

Each segment is managed separately and offers different products requiring different marketing and distribution strategies.

We sell our products primarily to customers in the wholesale sector. In 2004, sales to the three largest U.S. wholesalers represented approximately 18%, 14% and 13% of total revenues and, collectively, represented approximately 25% of accounts receivable at December 31, 2004. In 2003, sales to the three largest U.S. wholesalers represented approximately 18%, 14% and 12% of total revenues and, collectively, represented approximately 22% of accounts receivable at December 31, 2003. These sales and related accounts receivable were concentrated in the Human Health segment.

Revenues exceeded $500 million in each of ten countries outside the U.S. in 2004 and each of nine countries outside the U.S. in 2003. The U.S. was the only country to contribute more than 10% of total revenues in each year.

The 2004 and 2003 financial statement elements highlighted below reflect the impact of our acquisition of Pharmacia on April 16, 2003.

The following tables present segment, geographic and revenue information:

Segment

(MILLIONS OF DOLLARS)		HUMAN HEALTH	CONSUMER HEALTHCARE	ANIMAL HEALTH	CORPORATE/ OTHER[a]	CONSOLIDATED
Revenues	**2004**	**$46,133**	**$3,516**	**$1,953**	**$ 914**	**$ 52,516**
	2003	39,425	2,949	1,598	764	44,736
	2002	28,275	2,464	1,119	436	32,294
Segment profit/(loss)[b]	**2004**	**21,510**	**667**	**353**	**(8,523)**[c]	**14,007**
	2003	17,554	613	247	(15,168)[d]	3,246
	2002	12,718	519	132	(1,603)[e]	11,766
Identifiable assets	**2004**	**81,651**	**5,886**	**1,992**	**34,155**	**123,684**
	2003	80,952	5,602	1,870	28,351	116,775
	2002	16,922	2,078	1,233	26,123	46,356
Property, plant and equipment additions[f]	**2004**	**2,268**	**76**	**95**	**162**	**2,601**
	2003	2,127	98	57	347	2,629
	2002	1,446	112	37	163	1,758
Depreciation and amortization[f]	**2004**	**1,490**	**64**	**57**	**3,482**[g]	**5,093**
	2003	1,427	70	58	2,470[h]	4,025
	2002	837	56	55	82	1,030

Geographic

(MILLIONS OF DOLLARS)		UNITED STATES[i]	JAPAN	ALL OTHER COUNTRIES	CONSOLIDATED
Revenues	**2004**	**$29,539**	**$3,250**	**$19,727**	**$ 52,516**
	2003	26,795	2,626	15,315	44,736
	2002	20,613	1,873	9,808	32,294
Long-lived assets[j]	**2004**	**29,069**	**502**	**22,065**	**51,636**
	2003	31,806	630	21,311	53,747
	2002	6,291	429	4,897	11,617

[a] *Corporate/Other* includes our other businesses, which include the manufacturing of empty soft-gelatin capsules, contract manufacturing and bulk pharmaceutical chemicals. *Corporate/Other* also includes interest income/(expense), corporate expenses (e.g., corporate administration costs), other income/(expense) (e.g., realized gains and losses attributable to our investments in debt and equity securities), certain performance-based compensation expenses not allocated to the business segments, significant impacts of purchase accounting for acquisitions, certain milestone payments, merger-related costs and intangible asset impairments.

[b] Segment profit/(loss) equals income from continuing operations before provision for taxes on income, minority interests and the cumulative effect of change in accounting principles and before certain costs, such as significant impacts of purchase accounting for acquisitions and merger-related costs. This methodology is utilized by management to evaluate each business.

[c] In 2004, *Corporate/Other* includes (i) significant impacts of purchase accounting for acquisitions of $4,396 million, including acquired in-process research and development, incremental intangible asset amortization and other charges and the sale of acquired inventory written up to fair value of $4,385 million attributable to *Human Health*, $6 million for *Consumer Healthcare*, $24 million for *Animal Health* and a credit of $19 million for *Corporate/Other*, (ii) merger-related costs of $1,193 million, (iii) a $691 million impairment charge for Depo-Provera attributable to *Human Health* (iv) a $369 million charge related to asbestos-related matters, (v) contingent income earned from the prior year sale of a product-in-development of $100 million (vi) $64 million in operating results of a divested legacy Pharmacia research facility and (vii) other legacy Pharmacia intangible asset impairments of $11 million attributable to *Human Health*.

[d] In 2003, *Corporate/Other* includes (i) significant impacts of purchase accounting for acquisitions of $10,135 million including acquired in-process research and development, the sale of acquired inventory written up to fair value and incremental intangible asset amortization and other charges of $9,886 million attributable to *Human Health*, $78 million for *Consumer Healthcare*, $146 million for *Animal Health* and $25 million for *Corporate/Other*, (ii) merger-related costs of $1,058 million, and (iii) litigation charges of $1,402 million.

[e] In 2002, *Corporate/Other* includes merger-related costs of $630 million.

[f] Certain production facilities are shared by various segments. Property, plant and equipment, as well as capital additions and depreciation, are allocated based on physical production. Corporate assets are primarily cash, short-term investments, long-term loans and investments and assets held for sale.

[g] In 2004, *Corporate/Other* includes non-cash charges associated with purchase accounting related to incremental intangible asset amortization and fixed asset depreciation of $3,308 million attributable to *Human Health*, $6 million each for *Consumer Healthcare* and *Animal Health* and a credit of $44 million for *Corporate/Other*.

[h] In 2003, *Corporate/Other* includes non-cash charges associated with purchase accounting related to incremental intangible asset amortization and fixed asset depreciation of $2,279 million attributable to *Human Health*, $2 million each for *Consumer Healthcare* and *Animal Health* and $58 million for *Corporate/Other*.

[i] Includes operations in Puerto Rico.

[j] Long-lived assets include identifiable intangible assets (excluding goodwill) and property, plant and equipment.

Revenues by Business Segment

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31 2004	2003	2002
Human Health			
Cardiovascular and metabolic diseases	**$17,682**	$16,008	$13,561
Central nervous system disorders	**8,092**	7,378	5,726
Arthritis and pain	**5,203**	3,046	363
Infectious and respiratory diseases	**4,715**	4,677	3,615
Urology	**2,634**	2,457	1,735
Oncology	**1,232**	713	—
Ophthalmology	**1,227**	668	—
Endocrine disorders	**925**	550	—
All other	**3,702**	3,169	1,679
Alliance revenue	**721**	759	1,596
Total Human Health	**46,133**	39,425	28,275
Consumer Healthcare	**3,516**	2,949	2,464
Animal Health	**1,953**	1,598	1,119
Other	**914**	764	436
Total revenues	**$52,516**	$44,736	$32,294

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2004				
Revenues	**$12,487**	**$12,274**	**$12,831**	**$14,924**
Costs and expenses	**8,156**	**8,557**	**8,690**	**10,842**
Merger-related in-process research and development charges	**955**	**—**	**—**	**116**
Merger-related costs	**247**	**289**	**190**	**467**
Income from continuing operations before provision for taxes on income, and minority interests	**3,129**	**3,428**	**3,951**	**3,499**
Provision for taxes on income	**809**	**582**	**650**	**625**
Minority interests	**2**	**2**	**3**	**3**
Income from continuing operations	**2,318**	**2,844**	**3,298**	**2,871**
Discontinued operations:				
Income/(loss) from operations of discontinued businesses and product lines — net of tax	**13**	**17**	**(3)**	**(49)**
Gains on sales of discontinued businesses — net of tax	**—**	**2**	**46**	**3**
Discontinued operations — net of tax	**13**	**19**	**43**	**(46)**
Net income	**$ 2,331**	**$ 2,863**	**$ 3,341**	**$ 2,825**
Earnings per common share — basic:				
Income from continuing operations	**$ .31**	**$ .38**	**$ .44**	**$ .39**
Discontinued operations — net of tax	**—**	**—**	**.01**	**(.01)**
Net income	**$ .31**	**$ .38**	**$ .45**	**$ .38**
Earnings per common share — diluted:				
Income from continuing operations	**$ .30**	**$ .38**	**$ .43**	**$ .39**
Discontinued operations — net of tax	**—**	**—**	**.01**	**(.01)**
Net income	**$ .30**	**$ .38**	**$ .44**	**$ .38**
Cash dividends paid per common share	**$ .17**	**$ .17**	**$ .17**	**$ .17**
Stock prices				
High	**$ 38.89**	**$ 37.90**	**$ 34.63**	**$ 31.50**
Low	**$ 33.50**	**$ 33.82**	**$ 29.60**	**$ 21.99**

All financial information reflects the following as discontinued operations: our in-vitro allergy and autoimmune diagnostics testing, surgical ophthalmics, certain European generics, confectionery, shaving and fish-care products businesses, as well as certain non-core consumer healthcare product lines (primarily marketed in Europe) and the femhrt, Loestrin and Estrostep women's health product lines (see Note 6, *Discontinued Operations*).

Merger-related in-process research and development charges primarily includes amounts incurred in connection with our acquisition of Esperion (see Note 2B, *Acquisitions: Other Acquisitions*).

Merger-related costs include integration and restructuring costs primarily related to our acquisition of Pharmacia (see Note 3, *Merger-Related Costs*).

As of January 31, 2005, there were 283,519 record holders of our common stock (symbol PFE).

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2003				
Revenues	$8,506	$ 9,900	$12,348	$13,981
Costs and expenses	5,199	7,891	9,643	12,647
Merger-related in-process research and development charges	—	5,130	(87)	9
Merger-related costs	91	285	303	378
Income/(loss) from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles	3,216	(3,406)	2,489	947
Provision for taxes on income	761	269	250	333
Minority interests	—	(1)	2	2
Income/(loss) from continuing operations before cumulative effect of change in accounting principles	2,455	(3,674)	2,237	612
Discontinued operations:				
Income/(loss) from operations of discontinued businesses and product lines — net of tax	38	—	(2)	(10)
Gains on sales of discontinued businesses — net of tax	2,202	83	—	—
Discontinued operations — net of tax	2,240	83	(2)	(10)
Income/(loss) before cumulative effect of change in accounting principles	4,695	(3,591)	2,235	602
Cumulative effect of change in accounting principles — net of tax	(30)	—	—	—
Net income/(loss)	$4,665	$(3,591)	$ 2,235	$ 602
Earnings per common share — basic:				
Income/(loss) from continuing operations before cumulative effect of change in accounting principles	$ .40	$ (.49)	$ .29	$ .08
Discontinued operations — net of tax	.36	.01	—	—
Income/(loss) before cumulative effect of change in accounting principles	.76	(.48)	.29	.08
Cumulative effect of change in accounting principles — net of tax	—	—	—	—
Net income/(loss)	$ .76	$ (.48)	$ .29	$ .08
Earnings per common share — diluted:				
Income/(loss) from continuing operations before cumulative effect of change in accounting principles	$ .40	$ (.49)	$ .29	$ .08
Discontinued operations — net of tax	.36	.01	—	—
Income/(loss) before cumulative effect of change in accounting principles	.76	(.48)	.29	.08
Cumulative effect of change in accounting principles — net of tax	—	—	—	—
Net income/(loss)	$ .76	$ (.48)	$ .29	$ .08
Cash dividends paid per common share	$ .15	$ .15	$ .15	$ .15
Stock prices				
High	$32.55	$ 36.92	$ 35.29	$ 35.39
Low	$27.90	$ 26.95	$ 29.43	$ 29.50

All financial information reflects the following as discontinued operations: our in-vitro allergy and autoimmune diagnostics testing, surgical ophthalmics, certain European generics, confectionery, shaving and fish-care products businesses, as well as certain non-core consumer healthcare product lines (primarily marketed in Europe) and the femhrt, Loestrin and Estrostep women's health product lines (see Note 6, *Discontinued Operations*).

Merger-related in-process research and development charges amounts in the third and fourth quarters of 2003 include changes to the preliminary estimate of the portion of the purchase price allocated to in-process research and development in connection with our acquisition of Pharmacia (see Note 2A, *Acquisitions: Pharmacia Corporation*).

Merger-related costs include pre-integration, integration and restructuring costs primarily related to our acquisition of Pharmacia (see Note 3, *Merger-Related Costs*).

Financial Summary

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	AS OF/FOR THE YEAR ENDED DECEMBER 31					
	2004	2003	2002	2001	2000	1999
Revenues[a]	**$52,516**	$ 44,736	$32,294	$28,947	$25,958	$26,940
Research and development expenses[b]	**7,684**	7,487	5,208	4,982	4,374	4,036
Other costs and expenses	**28,561**	27,893	14,690	13,183	12,890	15,926
Merger-related in-process research and development charges[c]	**1,071**	5,052	—	—	—	—
Merger-related costs[d]	**1,193**	1,058	630	819	3,223	33
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles	**14,007**	3,246	11,766	9,963	5,471	6,945
Provision for taxes on income	**(2,665)**	(1,614)	(2,599)	(2,426)	(1,936)	(1,968)
Income from continuing operations before cumulative effect of change in accounting principles	**11,332**	1,629	9,161	7,523	3,522	4,972
Discontinued operations — net of tax	**29**	2,311	375	265	204	(20)
Cumulative effect of change in accounting principles — net of tax[e]	**—**	(30)	(410)	—	—	—
Net income	**$11,361**	$ 3,910	$ 9,126	$ 7,788	$ 3,726	$ 4,952
Effective tax rate — continuing operations	**19.0%**	49.7%	22.1%	24.4%	35.4%	28.3%
Depreciation and amortization	**5,093**	4,025	1,030	965	877	905
Property, plant and equipment additions	**2,601**	2,629	1,758	2,105	2,073	2,493
Cash dividends paid	**5,082**	4,353	3,168	2,715	2,197	1,820
Working capital[f]	**13,236**	6,768	6,242	5,502	6,073	4,415
Property, plant and equipment — net	**18,385**	18,156	10,712	9,783	8,757	8,685
Total assets[f]	**123,684**	116,775	46,356	39,153	33,510	31,372
Long-term debt	**7,279**	5,755	3,140	2,609	1,123	1,774
Long-term capital[g]	**88,252**	84,203	23,505	21,348	17,575	16,240
Shareholders' equity	**68,278**	65,377	19,950	18,293	16,076	13,950
Earnings per common share — basic:						
Income from continuing operations before cumulative effect of change in accounting principles	**$ 1.51**	$ .22	$ 1.49	$ 1.21	$ .57	$ .81
Discontinued operations — net of tax	**—**	.32	.06	.04	.03	—
Cumulative effect of change in accounting principles — net of tax[e]	**—**	—	(.07)	—	—	—
Net income	**$ 1.51**	$ .54	$ 1.48	$ 1.25	$ .60	$ .81
Earnings per common share — diluted:						
Income from continuing operations before cumulative effect of change in accounting principles	**$ 1.49**	$ .22	$ 1.47	$ 1.18	$ .56	$ .79
Discontinued operations — net of tax	**—**	.32	.06	.04	.03	(.01)
Cumulative effect of change in accounting principles — net of tax[e]	**—**	—	(.07)	—	—	—
Net income	**$ 1.49**	$ .54	$ 1.46	$ 1.22	$ .59	$ .78
Market value per share (December 31)	**$ 26.89**	$ 35.33	$ 30.57	$ 39.85	$ 46.00	$ 32.44
Return on shareholders' equity	**17.0%**	9.2%	47.7%	45.3%	24.8%	37.3%
Cash dividends paid per common share[h]	**$ .68**	$ .60	$ .52	$ .44	$ .36	$ .30 ⅔
Shareholders' equity per common share	**9.19**	8.63	3.27	2.95	2.58	2.28
Current ratio	**1.50:1**	1.28:1	1.34:1	1.40:1	1.50:1	1.37:1
Weighted average shares used to calculate:						
Basic earnings per common share amounts	**7,531**	7,213	6,156	6,239	6,210	6,126
Diluted earnings per common share amounts	**7,614**	7,286	6,241	6,361	6,368	6,317

Financial Summary

Pfizer Inc and Subsidiary Companies

All financial information for 2004, 2003, 2002, 2001 and 2000 reflects the following as discontinued operations: our in-vitro allergy and autoimmune diagnostic testing, certain European generics, surgical ophthalmic, confectionery, shaving and fish-care products businesses as well as certain non-core consumer healthcare product lines (primarily marketed in Europe) and the femhrt, Loestrin and Estrostep women's health product lines. We have not restated 1999 for these discontinued operations because the data is not available. After we reorganized our financial systems due to the merger with Warner-Lambert, the level of detail necessary to develop financial information for these discontinued operations for 1999 was no longer available.

2001, 2000, and 1999 data were reclassified to reflect reclassifications between *Revenues* and *Other costs and expenses* of $108 million in 2001, $105 million in 2000, and $226 million in 1999 as a result of the January 1, 2002 adoption of EITF Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.* In addition, depreciation and amortization includes amortization of goodwill prior to our adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, in 2002.

We have restated all common share and per common share data for the 1999 three-for-one stock split.

[a] In 2001, we brought the accounting methodology pertaining to accruals for estimated liabilities related to Medicaid discounts and contract rebates of Warner-Lambert into conformity with our historical method. This adjustment increased revenues in 2001 by $175 million.

[b] *Research and development expenses* includes copromotion charges and milestone payments for intellectual property rights of $160 million in 2004; $380 million in 2003; $32 million in 2002; and $206 million in 2001.

[c] In 2004 and 2003, we recorded non-cash charges for the estimated portion of the purchase price of acquisitions allocated to in-process research and development.

[d] Merger-related costs primarily includes the following:

2004 — Integration costs of $475 million and restructuring charges of $704 million related to our acquisition of Pharmacia in 2003.

2003 — Integration costs of $838 million and restructuring charges of $177 million related to our acquisition of Pharmacia in 2003.

2002 — Integration costs of $345 million and restructuring charges of $187 million related to our merger with Warner-Lambert in 2000 and pre-integration costs of $98 million related to our pending acquisition of Pharmacia.

2001 — Integration costs of $456 million and restructuring charges of $363 million related to our merger with Warner-Lambert in 2000.

2000 — Transaction costs directly related to our merger with Warner-Lambert of $226 million; costs related to Warner-Lambert's termination of the Warner-Lambert/American Home Products merger of $1,838 million; integration costs of $242 million and restructuring charges of $917 million.

1999 — Transaction costs directly related to our merger with Agouron Pharmaceuticals, Inc. of $33 million.

[e] In 2003, as a result of adopting SFAS No. 143, *Accounting for Asset Retirement Obligations*, we recorded a non-cash pre-tax charge of $47 million ($30 million net of tax).

In 2002, as a result of adopting SFAS No. 142, *Goodwill and Other Intangible Assets*, we recorded pre-tax charges of $565 million ($410 million net of tax).

[f] For 2004, 2003, 2002, 2001 and 2000, includes assets held for sale of our in-vitro allergy and autoimmune diagnostic testing, surgical ophthalmic, certain European generics, confectionery and shaving businesses (and the Tetra business in 2001 and 2000) as well as certain non-core consumer healthcare products (primarily marketed in Europe) and the femhrt, Loestrin and Estrostep women's health product lines.

[g] Defined as long-term debt, deferred taxes, minority interests and shareholders' equity.

[h] In 1999, cash dividends paid per common share are those of Pfizer (not restated to reflect merger with Warner-Lambert).

Directions to Hotel Del Coronado

1500 Orange Avenue
Coronado, California 92118

From San Diego Airport:

- Take a left on Harbor Drive. Follow Harbor Drive to Grape Street. Take a left on Grape Street. Stay on Grape Street until you see the on ramp for Interstate 5 South. Take Interstate 5 South to Interstate 75 Coronado (bridge). Continue over the bridge and take a left on Orange Avenue. The Hotel del Coronado will be on your right-hand side, a mile and a half down Orange Avenue.

From Interstate 15:

- Take Interstate 15 South to Interstate 5 North. Exit Interstate 75 Coronado (bridge). Continue over the bridge and take a left on Orange Avenue. The Hotel del Coronado will be on your right-hand side, a mile and a half down Orange Avenue.

From Los Angeles:

- Take Interstate 5 South to Interstate 75 Coronado (bridge). Continue over the bridge and take a left on Orange Avenue. The Hotel del Coronado will be on your right-hand side, a mile and a half down Orange Avenue.

From Los Angeles International Airport:

- Take Interstate 405 South to Interstate 5 South. Take Interstate 5 South to Interstate 75 Coronado (bridge). Continue over the bridge and take a left on Orange Avenue. The Hotel del Coronado will be on your right-hand side, a mile and a half down Orange Avenue.

Parking will be available in the area designated as "Self-Park." The meeting will be held in the Ballroom.



Life is our life's work

Pfizer Inc.

235 East 42nd Street

New York, NY 10017-5755

212 573 2323

www.pfizer.com




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